Filed Pursuant to Rule 424(b)(3)

Registration No. 333-176971

PROSPECTUS SUPPLEMENT NO. 3

To Prospectus dated November 4, 2011

YRC Worldwide Inc.

UP TO $21,496,026 PRINCIPAL AMOUNT OF 10% SERIES A CONVERTIBLE

SENIOR SECURED NOTES DUE 2015 (THE “SERIES A NOTES”) AND COMMON

STOCK ISSUABLE UPON THE CONVERSION OF THE SERIES A NOTES

UP TO $19,213,217 PRINCIPAL AMOUNT OF 10% SERIES B CONVERTIBLE

SENIOR SECURED NOTES DUE 2015 (THE “SERIES B NOTES”) AND COMMON

STOCK ISSUABLE UPON THE CONVERSION OF THE SERIES B NOTES

UP TO 537,798 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus dated November 4, 2011 relating to resales from time to time by selling securityholders of (i) up to $21,496,026 principal amount of our Series A Notes held by certain selling securityholders and shares of our common stock issuable upon conversion of the Series A Notes held by certain securityholders, plus such additional indeterminate number of shares of common stock as may be required for issuance in respect of the Series A Notes as a result of anti-dilution provisions thereof or any liquidation preference associated therewith, (ii) up to $19,213,217 principal amount of our Series B Notes held by certain selling securityholders and shares of our common stock issuable upon conversion of the Series B Notes held by certain securityholders, plus such additional indeterminate number of shares of common stock as may be required for issuance in respect of the Series B Notes as a result of anti-dilution provisions thereof or any liquidation preference associated therewith and (iii) up to 537,798 shares of our common stock held by certain selling securityholders.

This prospectus supplement includes our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission on February 28, 2012.

This prospectus supplement should be read in conjunction with the prospectus dated November 4, 2011, as supplemented and amended by prospectus supplement no. 1 dated November 9, 2011 and prospectus supplement no. 2 dated December 1, 2011. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated November 4, 2011.

NONE OF THE SECURITIES OFFERED HEREBY HAVE BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY, COMPLETENESS OR ADEQUACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

The date of this prospectus supplement is February 28, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 0-12255

YRC WORLDWIDE INC.

(Exact name of registrant as specified in its charter)

Delaware	48-0948788
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Roe Avenue, Overland Park, Kansas	66211
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (913) 696-6100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐        No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes  ☐        No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒        No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes  ☐        No  ☒

As of June 30, 2011, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was $53,913,222 based on the closing sale price as reported on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date.

Class	Outstanding at February 20, 2012
Common Stock, $0.01 Par Value Per Share	7,662,554 shares

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to General Instruction G to Form 10-K, information required by Part III of this Form 10-K, either is incorporated herein by reference to a definitive proxy statement filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K or will be included in an amendment to this Form 10-K filed with the SEC no later than 120 days after the end of the fiscal year covered by this
Form 10-K.

YRC Worldwide Inc.

Form 10-K

Year Ended December 31, 2011

Note on Forward-Looking Statements

This entire report, including (among other items) “Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (each a “forward-looking statement”). Forward-looking statements include those preceded by, followed by or including the words “should,” “could,” “may,” “expect,” “believe,” “estimate” or similar expressions. Those forward-looking statements speak only as of the date of this report. We disclaim any obligation to update those statements, except as applicable law may require us to do so, and we caution you not to rely unduly on them. We have based those forward-looking statements on our current expectations and assumptions about future events, which may prove to be inaccurate. While our management considers those expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those we discuss in this report under the section entitled “Risk Factors” in Item 1A and the section entitled “Financial Condition—Liquidity and Capital Resources—Ability to Continue as a Going Concern” in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in other reports we file with the Securities and Exchange Commission (the “SEC”). The factors we discuss in this report are not necessarily all the important factors that could affect us. Unpredictable or unknown factors we have not discussed in this report also could have material adverse effects on actual results of matters that are the subject of our forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises. We advise our existing and potential security holders that they should (1) be aware that important factors to which we do not refer in this report could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements.

PART I

Item 1. Business

General Description of the Business

YRC Worldwide Inc. (also referred to as “YRC Worldwide”, “the Company”, “we”, “us” or “our”), one of the largest transportation service providers in the world, is a holding company that through wholly owned operating subsidiaries and its interest in certain joint ventures offers its customers a wide range of transportation services. These services include global, national and regional transportation. Our operating segments include the following:

•

YRC Freight (formerly National Transportation) is the reporting segment for our transportation service providers focused on business opportunities in regional, national and international services. YRC Freight provides for the movement of industrial, commercial and retail goods, primarily through centralized management and customer facing organizations. This unit includes our less-than-truckload (“LTL”) subsidiary YRC Inc. (“YRC Freight”) and Reimer Express (“YRC Reimer”), a subsidiary located in Canada that specializes in shipments into, across and out of Canada.

•

Regional Transportation is the reporting segment for our transportation service providers focused on business opportunities in the regional and next-day delivery markets. Regional Transportation is comprised of New Penn Motor Express (“New Penn”), Holland and Reddaway. These companies each provide regional, next-day ground services in their respective regions through a network of facilities located across the U.S., Canada, Mexico and Puerto Rico.

•

Truckload reflects the results of Glen Moore, a provider of truckload services throughout the U.S. On December 15, 2011, we completed the sale of the majority of the assets of Glen Moore to a third party and concluded its operations. See Note 13 of our consolidated financial statements for further discussion.

For revenue and other information regarding these segments, see Note 13 of our consolidated financial statements.

Incorporated in Delaware in 1983 and headquartered in Overland Park, Kansas, we employed approximately 32,000 people as of December 31, 2011. The mailing address of our headquarters is 10990 Roe Avenue, Overland Park, Kansas 66211, and our telephone number is (913) 696-6100. Our website is www.yrcw.com. Through the “SEC Filings” link on our website, we make available the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. All of these filings may be viewed or printed from our website free of charge.

Narrative Description of the Business

Operating Units

YRC Freight

YRC Freight offers a full range of services for the transportation of industrial, commercial and retail goods in national, regional and international markets, primarily through the operation of owned or leased equipment in their respective North American ground distribution networks. Transportation services are provided for various categories of goods, which may include (among others) apparel, appliances, automotive parts, chemicals, food, furniture, glass, machinery, metal, metal products, non-bulk petroleum products, rubber, textiles, wood and other manufactured products or components. YRC Freight provides both LTL services, which combine shipments from multiple customers on a single trailer, and truckload services. Most deliveries are LTL shipments with truckload services offered to maximize equipment utilization and reduce empty miles (the distance empty or partially full trailers travel back to origin to balance the network). YRC Freight also provides higher-margin specialized services, including guaranteed expedited services, time-specific deliveries, cross-border services, coast-to-coast air delivery, product returns, temperature-sensitive shipment protection and government material shipments.

YRC Freight serves more than 200,000 manufacturing, wholesale, retail and government customers throughout North America. YRC Freight’s 21,000 employees are dedicated to operating its extensive network which supports over 12.1 million shipments annually. YRC Freight shipments have an average shipment size of 1,200 pounds and travel an average distance of roughly 1,200 miles. Approximately 95% of shipments are delivered in two to five days. Operations research and engineering teams centrally coordinate the equipment, routing, sequencing and timing necessary to transport shipments through our network. On December 31, 2011, YRC Freight’s revenue fleet was comprised of 9,478 tractors, including 8,635 owned tractors and 843 leased tractors, and 37,898 trailers, including 35,053 owned trailers and 2,845 leased trailers. The YRC Freight network includes 282 strategically located service facilities including 134 owned facilities with 8,857 doors and 148 leased facilities with 6,529 doors. YRC Freight accounted for 66%, 67% and 72% of our total operating revenue in 2011, 2010 and 2009, respectively.

YRC Freight provides services throughout North America, including within Puerto Rico, Guam, Alaska and Hawaii.

YRC Freight has one of the largest networks of LTL service centers, equipment and transportation professionals throughout North America and provides flexible and efficient supply chain solutions including:

•

Guaranteed Standard – a guaranteed on-time service and more direct points than any other guaranteed standard delivery service. Our guaranteed multiple-day window service is designed to meet retail industry needs to reduce chargeback fees.

•

Time Critical – for expedited and specialized shipments including emergency and window deliveries via ground or air anywhere in North America with shipment arrival timed to the hour or day, proactive notification and a 100% on-time guarantee.

•

Specialized Solutions – includes a variety of services to meet industry and customer-specific needs with offerings such as Custom Projects, Consolidation and Distribution, Reverse Logistics, Residential white glove, Exhibit Services and Shipment Protection through Insulated Covers and our patented Sealed Divider and Sealed Trailer services that are designed for products that are difficult or expensive to package for shipping, are of high value, or need verifiable security throughout the transit.

•	my.yrcfreight.com – a secure e-commerce website offering online resources for supply chain visibility and shipment management in real time.

YRC Reimer

Founded in 1952, YRC Reimer, a wholly owned subsidiary of YRC Freight, offers Canadian shippers a selection of direct connections within Canada, throughout North America and around the world. YRC Reimer is also a part of YRC Freight and its network and information systems are completely integrated with those of YRC Freight, enabling YRC Reimer to provide seamless cross-border services between Canada, Mexico and the U.S. and markets overseas.

Regional Transportation

Regional Transportation is comprised of New Penn, Holland and Reddaway. Together, the Regional Transportation companies deliver services in the next-day, second-day and time-sensitive markets, which are among the fastest-growing transportation segments. The Regional Transportation service portfolio includes:

•

Regional delivery – including next-day local area delivery and second-day services; consolidation/distribution services; protect-from-freezing and hazardous materials handling; and a variety of other specialized offerings.

•	Expedited delivery – including day-definite, hour-definite and time definite capabilities.

•	Inter-regional delivery – combining our best-in-class regional networks with reliable sleeper teams, Regional Transportation provides reliable, high-value services between our regional operations.

•	Cross-border delivery – through strategic partnerships, the Regional Transportation companies provide full-service capabilities between the U.S. and Canada, Mexico and Puerto Rico.

•	my.yrcregional.com and NewPenn.com – are both leading edge e-commerce websites offering secure and customized online resources to manage transportation activity.

The Regional Transportation companies are described as follows:

•

Holland, headquartered in Holland, Michigan, provides local next-day, regional and expedited services through a network located in the Midwestern, Southeastern and portions of the Northeast United States. Holland also provides service to the provinces of Ontario and Quebec, Canada.

•

New Penn, headquartered in Lebanon, Pennsylvania, provides local next-day, day-definite, and time-definite services through a network located in the Northeastern United States; Quebec, Canada; and Puerto Rico.

•

Reddaway, headquartered in Clackamas, Oregon, provides local next-day, regional and expedited services through a network located in California, the Pacific Northwest, the Rocky Mountain States and the Southwest. Additionally Reddaway provides services to Alaska and to the provinces of Alberta and British Columbia, Canada.

The Regional Transportation companies serve more than 200,000 manufacturing, wholesale, retail and government customers throughout North America. At December 31, 2011, the Regional Transportation network includes 114 service facilities including 61 owned facilities with 3,915 doors and 53 leased facilities with 2,297 doors. The Regional Transportation revenue fleet includes 6,124 tractors including 5,694 owned and 430 leased and 12,963 trailers including 12,913 owned and 50 leased. Regional Transportation’s over 11,000 employees are dedicated to supporting the delivery of over 10.2 million shipments annually.

The Regional Transportation companies accounted for 32%, 31% and 27% of the total operating revenue in 2011, 2010 and 2009, respectively.

Truckload

Glen Moore, headquartered in Carlisle, Pennsylvania, provided spot, dedicated and single-source customized truckload services on both a regional and national level. Glen Moore had one primary domicile located in Carlisle, Pennsylvania.

At December 31, 2011, Glen Moore had a fleet of 775 owned trailers, which are expected to be redeployed to YRC Freight and the Regional Transportation companies during 2012 as Glen Moore concluded operations on December 15, 2011 when the rest of the fleet was sold to a third party in the fourth quarter of 2011. Truckload accounted for 2%, 2% and 1% of the total operating revenue in 2011, 2010 and 2009, respectively.

Parent Company

YRC Worldwide Inc., headquartered in Overland Park, Kansas, has approximately 400 employees. The parent company provides centrally managed support to our operating companies and these services span a variety of functions, including components of finance, legal, risk management and security. In addition, YRC Enterprise Services provides procurement and interline services to our operating companies.

Each of our shared services organizations charges the operating companies for their services, either based upon usage or on an overhead allocation basis.

Competition

Transportation and logistics professionals utilize a broad range of providers to meet their supply chain needs in an efficient and cost effective manner. The YRC Worldwide business strategy is to utilize our portfolio of branded companies to provide transportation services that are focused on exceeding client expectations.

Few U.S.-based transportation companies offer comparable transportation capabilities. By integrating traditional ground, expedited, air and ocean transportation capabilities, we provide business organizations with a single-source solution to supply chain challenges. Our market studies show a continued preference among customers for transportation providers based on “service value,” which is the relationship between overall quality and price. We believe that we can compete well against transportation competitors from an overall value perspective.

As a result of difficult market conditions from the global economic recession, YRC Worldwide companies, like many of their competitors, reduced the size and scope of their operational networks, staffing levels and service offerings in the 2008-2010 periods to adjust to new business levels in the marketplace. However, YRC Worldwide companies remain among the few transportation providers that are capable of offering capabilities across broad geographies, modes of transportation and unique customer bases to meet broad customer supply chain needs.

The companies of YRC Worldwide operate in a highly competitive environment. Given the growth of US import/export trade, their competitors include global, integrated transportation services providers; global forwarders; national services providers; regional or interregional providers; third party logistics providers; and small, intraregional transportation companies. The companies of YRC Worldwide also have competitors within several different modes of transportation including: LTL, truckload, air and ocean cargo, rail, transportation consolidators and privately owned fleets.

Ground-based transportation includes private fleets and “for-hire” provider groups. The private provider segment consists of fleets owned by companies who move their own goods and materials. The “for-hire” groups are classified based on the typical shipment sizes that they handle. Truckload refers to providers transporting shipments that generally fill an entire 48 or 53-foot trailer and LTL refers to providers transporting goods from multiple shippers in a single load that would not fill a full-sized trailer on their own.

LTL transportation providers consolidate numerous orders generally ranging from 100 to 10,000 pounds from varying businesses at individual service centers in close proximity to where those shipments originated. Utilizing expansive networks of pickup and delivery operations around these local service centers, shipments are moved between origin and destination utilizing distribution centers when necessary, where consolidation and deconsolidation of loads occurs. Depending on the distance shipped, shared load providers are often classified into one of four sub-groups:

•

Regional – Average distance is typically less than 500 miles with a focus on one- and two-day delivery times. Regional transportation companies can move shipments directly to their respective destination centers, which increases service reliability and avoids costs associated with intermediate handling.

•

Interregional – Average distance is usually between 500 and 1,000 miles with a focus on two- and three-day delivery times. There is a competitive overlap between regional and national providers in this category as each group sees the interregional segment as a growth opportunity, and there are no providers focusing exclusively on this sector.

•

National – Average distance is typically in excess of 1,000 miles with focus on two- to five-day delivery times. National providers rely on interim shipment handling through a network of terminals, which require numerous satellite service centers, multiple distribution centers, and a relay network. To gain service and cost advantages, they often ship directly between service centers, minimizing intermediate handling.

•

Global – providing freight forwarding and final-mile delivery services to companies shipping to and from multiple regions around the world. This service can be offered through a combination of owned assets or through a purchased transportation or third-party logistics model.

YRC Freight provides service in all four sub-groups. Holland, New Penn and Reddaway compete in the regional, interregional and national transportation marketplace. Each brand competes against a number of providers in these markets from small firms with one or two vehicles, to global competitors with thousands of physical assets. While there are competitors with a similar multi-dimensional approach, there are few in the traditional LTL segment with as comprehensive an offering in those categories as those provided collectively by YRC Worldwide.

Competitive cost of entry into the asset-based LTL sector on a small scale, within a limited service area, is relatively small (although more than in other sectors of the transportation industry). The larger the service area, the greater the barriers to entry, due primarily to the need for additional equipment and facilities associated with broader geographic service coverage. Broader market coverage in the competitive transportation landscape also requires increased technology investment and the ability to capture cost efficiencies from shipment density (scale), making entry on a national basis more difficult.

Regulation

Our operating companies and other interstate carriers were substantially deregulated following the enactment of the Motor Carrier Act of 1980, the Trucking Industry Regulatory Reform Act of 1994, the Federal Aviation Administration Authorization of 1994 and the ICC Termination Act of 1995. Prices and services are now largely free of regulatory controls, although the states retained the right to require compliance with safety and insurance requirements, and interstate motor carriers remain subject to regulatory controls that agencies within the U.S. Department of Transportation impose.

Our operating companies are subject to regulatory and legislative changes, which can affect our economics and those of our competitors. Various federal and state agencies regulate us, and our operations are also subject to various federal, foreign, state, provincial and local environmental laws and regulations dealing with transportation, storage, presence, use, disposal and handling of hazardous materials, emissions related to the use of petroleum based fuels, discharge of storm-water and underground fuel storage tanks. We are also subject to regulations to combat terrorism that the U.S. Department of Homeland Security and other agencies impose. See risk factors related to our compliance with laws and regulations in Item 1A of this report.

Environmental Matters

Our operations are subject to U.S. federal, foreign, state, provincial and local regulations with regard to air and water quality and other environmental matters. We believe that we are in substantial compliance with these regulations. Regulation in this area continues to evolve and changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation.

Our operating companies store fuel for use in our revenue equipment in approximately 318 underground storage tanks (“UST”) located throughout the U.S. Maintenance of such USTs is regulated at the federal and, in some cases, state level. The USTs are required to have leak detection systems and are required to be extracted upon our exiting the property. Traditionally upon sale of properties containing USTs, the UST is considered an asset in the transaction and as such, we contractually transfer this removal obligation to the buyer.

During 2011, we spent approximately $7.6 million to comply with U.S. federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment (collectively, “Environmental Regulations”). In 2012, we expect to spend approximately $7.0 million to comply with the Environmental Regulations. Based upon current information, we believe that our compliance with Environmental Regulations will not have a material adverse effect upon our capital expenditures, results of operations and competitive position because we have either made adequate reserves for such compliance expenditures or the cost for such compliance is expected to be small in comparison with our overall expenses. We estimate that we will incur approximately $0.25 million in capital expenditures for environmental control equipment during 2012.

The Comprehensive Environmental Response, Compensation and Liability Act (known as the “Superfund Act”) imposes liability for the release of a “hazardous substance” into the environment. Superfund liability is imposed without regard to fault and even if the waste disposal was in compliance with then current laws and regulations. With the joint and several liabilities imposed under the Superfund Act, a potentially responsible party (“PRP”) may be required to pay more than its proportional share of such environmental remediation. Several of our subsidiaries have been identified as PRPs at various sites discussed below. The U.S. Environmental Protection Agency (the “EPA”) and appropriate state agencies are supervising investigative and cleanup activities at these sites. The EPA has identified the former Yellow Transportation (now a part of YRC Freight) as a PRP for three locations: Angeles Chemical Co., Santa Fe Springs, CA; Alburn Incinerator, Inc., Chicago, IL and Omega Chemical, Whittier, CA. We estimate that the combined potential costs at these sites will not exceed $0.2 million. With respect to these sites, it appears that YRC Freight delivered minimal amounts of waste to these sites, which is de minimis in relation to other respondents. The EPA has identified the former Roadway Express (now a part of YRC Freight) as a PRP for six locations: Alternate Energy Resource, Augusta, GA; BEMS Landfill, Mt. Holly, NJ; Voda Petroleum, Clarksville City, TX; Ward Transformer, Raleigh, NC; Roosevelt Irrigation District, Phoenix, AZ and Berry’s Creek, Carlstadt, NJ. We estimate that combined potential costs at the first four sites will not exceed $0.5 million. The EPA has notified YRC Inc. and 140 other potential parties of their potential responsibility status at the Berry’s Creek site where YRC Freight owns and operates a service center in the watershed area that discharges into Berry’s Creek. We estimate the Berry’s Creek potential cost to be $0.6 million. Roosevelt Irrigation District has notified YRC Freight and other potential parties for their responsibility of remediation of contaminated groundwater wells. We estimate YRC Freight’s potential for Roosevelt Irrigation District to be $0.6 million. The EPA has identified USF Red Star, a non-

operating subsidiary, as a PRP at three locations: Booth Oil, N. Tonawanda, NY and two separate landfills in Byron, NY, and Moira, NY. We believe the potential combined costs at these sites to be $0.3 million. The EPA has identified Holland as a PRP for one location, Horton Sales Piedmont Site, Greenville County, SC. We believe the potential cost at this site to be immaterial.

While PRPs in Superfund actions have joint and several liabilities for all costs of remediation, it is not possible at this time to quantify our ultimate exposure because the projects are either in the investigative or early remediation stage. Based upon current information, we do not believe that probable or reasonably possible expenditures in connection with the sites described above are likely to have a material adverse effect on our financial condition or results of operations because:

•	To the extent necessary, we have established adequate reserves to cover the estimate we presently believe will be our liability with respect to the matter;

•	We and our subsidiaries have only limited or de minimis involvement in the sites based upon a volumetric calculation;

•	Other PRPs involved in the sites have substantial assets and may reasonably be expected to pay their share of the cost of remediation; and

•	We believe that our ultimate liability is relatively small compared with our overall expenses.

We are subject to various other governmental proceedings and regulations, including foreign regulations, relating to environmental matters, and are investigating potential violations of Environmental Regulations with respect to certain sites, but we do not believe that any of these matters or investigations are likely to have a material adverse effect on our business, financial condition or results of operations.

This section, “Environmental Matters,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “should,” “could,” “may,” “expect,” “believe,” “estimate” and similar expressions are intended to identify forward-looking statements. Our expectations regarding our compliance with Environmental Regulations and our expenditures to comply with Environmental Regulations, including (without limitation) our capital expenditures on environmental control equipment, and the effect that liability from Environmental Regulation or Superfund sites may have on our competitive position, financial condition or results of operations, are only our expectations regarding these matters. These expectations may be substantially different from actual results, which may be affected by the following factors: changes in Environmental Regulations; unexpected, adverse outcomes with respect to sites where we have been named as a PRP, including (without limitation) the sites described above, and to sites in which we are investigating potential violations of Environmental Regulations; the discovery of new sites of which we are not aware and where additional expenditures may be required to comply with Environmental Regulations; an unexpected discharge of hazardous materials in the course of our business or operations; an acquisition of one or more new businesses; a catastrophic event causing discharges into the environment of hydrocarbons; the inability of other PRPs to pay their share of liability for a Superfund site; and a material change in the allocation to us of the volume of discharge and a resulting change in our liability as a PRP with respect to a site.

Economic Factors and Seasonality

Our business is subject to a number of general economic factors that may have a material adverse effect on the results of our operations, many of which are largely out of our control. These include recessionary economic cycles and downturns in individual customers’ business cycles, particularly in market segments and industries, such as retail and manufacturing, where we have a significant concentration of customers. Economic conditions may adversely affect our customers’ business levels, the amount of transportation services they need and their ability to pay for our services. We operate in a highly price-sensitive and competitive industry, making industry pricing actions, quality of customer service, effective asset utilization and cost control major competitive factors. All of our revenues are subject to seasonal variations. Customers tend to reduce shipments just prior to and then after the winter holiday season, and operating expenses and operating cash flows as a percent of revenue tend to be higher in the winter months primarily due to colder weather and seasonally lower levels of shipments and the seasonal timing of expenditures. Generally, most of the first quarter and the later part of the fourth quarters are the seasonally weakest while the second and third quarters are the seasonally strongest. The availability and cost of labor and other operating cost inputs, such as fuel and equipment maintenance and equipment replacements, can significantly impact our overall cost structure, competitive position within our industry and our resulting earnings and cash flows.

Financial Information About Geographic Areas

Our revenue from foreign sources is largely derived from Canada, Asia and Mexico. We have certain long-lived assets located in these areas as well. We discuss this information in Note 13 to our consolidated financial statements.

Item 1A. Risk Factors

In addition to the risks and uncertainties contained elsewhere in this report or in our other SEC filings, the following risk factors should be considered carefully in evaluating us. These risks could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

We issued a substantial number of shares of our common stock and notes convertible into our common stock in connection with the restructuring, and we cannot predict the price at which our common stock will trade in the future.

On July 22, 2011, we completed our financial restructuring. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Liquidity and Capital Resources—The Restructuring” for additional information related to the restructuring.

In connection with our restructuring, we issued a substantial number of shares of our common stock. We also issued $140.0 million in aggregate principal amount of Series A Notes and $100.0 million in aggregate principal amount of Series B Notes, which, together with additional Series A Notes and Series B Notes issuable as payment-in-kind interest or make whole premium, are convertible under certain conditions into approximately 5.9 million and 7.7 million shares of our common stock, respectively. As of February 20, 2012, $7.1 million in aggregate principal amount of Series B Notes have been converted into 0.5 million shares of our common stock.

We cannot predict what the demand for our common stock will be in the future, how many shares of our common stock will be offered for sale or be sold in the future, or the price at which our common stock will trade in the future. Some of our investors may not be able to or may be unwilling to hold equity securities and may therefore seek to sell their shares of common stock or the shares of common stock they receive upon conversion of the Series A Notes and the Series B Notes (together with the Series A Notes, the “convertible notes”). There are no agreements or other restrictions that prevent the sale of a large number of our shares of our common stock. The issuance of the shares of common stock upon the conversion of the convertible notes has been registered with the SEC. As a consequence, those securities and the common stock into which they are convertible will, in general, be freely tradable. Sales of a large number of such securities or shares of common stock in the future could materially depress the trading price of such securities or our common stock.

Future sales of our common stock or equity-related securities in the public market, including sales of our common stock in short sales transactions by purchasers of the convertible notes, could adversely affect the trading price of our common stock and the value of the convertible notes and our ability to raise funds in new stock offerings.

In the future, we may sell additional shares of our common stock to raise capital. In addition, shares of our common stock are reserved for issuance on conversion of the convertible notes. We cannot predict the size of future issuances or the effect, if any, that such issuances may have on the market price for our common stock. Sales of significant amounts of our common stock or equity-related securities in the public market, or the perception that such sales may occur, could adversely affect prevailing trading prices of our common stock and the value of the convertible notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. Further sales of shares of our common stock or the availability of shares of our common stock for future sale, including sales of our common stock by investors who view the convertible notes as a more attractive means of equity participation in our company or in connection with hedging and arbitrage activity that may develop with respect to our common stock, could adversely affect the trading price of our common stock or the value of the convertible notes.

We are subject to restrictions on paying dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future.

We do not anticipate that we will be able to pay any dividends on shares of our common stock in the foreseeable future. We intend to retain any future earnings to fund operations, debt service requirements and other corporate needs. In addition, our amended and restated credit agreement restricts the payment of dividends on our common stock other than in additional shares of our common stock.

Liquidity Risks

Our substantial indebtedness, lease obligations and pension funding obligations could adversely affect our financial flexibility and our competitive position.

As of December 31, 2011, we had approximately $1.3 billion in aggregate principal of outstanding indebtedness. Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. We also have, and will continue to have, significant lease obligations. As of December 31, 2011, our minimum rental expense under operating leases for 2012 was $48.3 million. As of December 31, 2011, our total operating lease obligations through 2025 totaled $137.3 million. We expect our funding obligations in 2012 under our single employer pension plans and the multiemployer pension funds will be approximately $175 million. Our substantial indebtedness, lease obligations and pension funding obligations could have other important consequences to you and significant effects on our business.

For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, leases and pension funding obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from taking advantage of business opportunities;

•	make it more difficult to satisfy our financial obligations;

•	place us at a competitive disadvantage compared to our competitors that have less debt, lease obligations, and pension funding obligations; and

•

limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes on satisfactory terms or at all.

In addition, the indenture governing our Series B Notes contains, and the agreements evidencing or governing our existing or future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could increase the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although covenants under the indenture governing the Series B Notes, our amended and restated credit agreement and other agreements limit our ability and the ability of our present and future subsidiaries to incur additional indebtedness, the terms of the indenture governing the Series B Notes, our amended and restated credit agreement and other agreements permit us to incur significant additional indebtedness. In addition, the indentures governing our convertible notes do not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risks associated with our substantial indebtedness described above, including our possible inability to service our debt will increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to affect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, including the indentures governing the convertible notes, may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, financial condition and results of operations.

In addition, if we are unable to meet our debt service obligations under our existing and future indebtedness, the holders of such indebtedness would have the right, following any applicable cure period, to cause the entire principal amount thereof to become immediately due and payable. If our outstanding indebtedness was accelerated, we cannot assure you that our assets would be sufficient to repay in full the money owed.

We face significant liquidity challenges in the near term which could adversely affect our financial condition.

Our ability to continue as a going concern over the next twelve months is dependent on a number of factors, many of which are outside of our control. These factors include:

•	our operating results, pricing and shipping volumes must continue to improve at a rate significantly better than what we have achieved in our recent financial results;

•

we must continue to comply with covenants and other terms of our credit facilities so as to have access to the borrowings available to us under such credit facilities or otherwise obtain lender approval to modify those covenants;

•	our anticipated cost savings under our labor agreements, including wage reductions and savings due to work rule changes, must continue;

•	we must complete real estate sale transactions as anticipated;

•	we must continue to defer purchases of replacement revenue equipment or secure suitable lease financing arrangements for such replacement revenue equipment;

•	we must continue to implement and realize substantial cost savings measures to match our costs with business levels and to continue to become more efficient;

•

we must continue to manage receipts and disbursements, including amounts and timing, focusing on reducing days sales outstanding for trade receivables and managing days outstanding for trade payables; and

•

we must be able to generate operating cash flows that are sufficient to provide for additional cash requirements for pension contributions to single-employer and multiemployer pension plans, cash interest on debt and for capital expenditures or additional lease payments for new revenue equipment.

There can be no assurance that management will be successful or that such plans will be achieved. We expect to continue to monitor our liquidity, work to alleviate these uncertainties and address our cash needs through a combination of one or more of the following actions:

•	we will continue to aggressively seek additional and return business from customers;

•	we will continue to attempt to reduce our escrow deposits and letter of credit collateral requirements related to our self- insurance programs;

•	if appropriate, we may sell additional equity or pursue other capital market transactions; and

•	we may consider selling additional assets or business lines, which would require lenders’ consent in certain cases.

A failure to satisfy our short term liquidity needs would materially and adversely affect our financial condition and our ability to continue to operate our business in the ordinary course.

Restrictive covenants in the documents governing our existing and future indebtedness may limit our current and future operations, particularly our ability to respond to changes in our business or to pursue our business strategies.

The documents governing our existing indebtedness contain and the documents governing any of our future indebtedness will likely contain a number of restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to take actions that we believe may be in our interest. The documents governing our existing indebtedness, among other things, limit our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into agreements that restrict distributions from restricted subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	enter into sale/leaseback transactions;

•	merge, consolidate or sell substantially all of our assets;

•	make investments and acquire assets; and

•	make certain payments on indebtedness.

The restrictions could adversely affect our ability to:

•	finance our operations;

•	make needed capital expenditures;

•	make strategic acquisitions or investments or enter into alliances;

•	withstand a future downturn in our business or the economy in general;

•	engage in business activities, including future opportunities, that may be in our interest; and

•	plan for or react to market conditions or otherwise execute our business strategies.

Our ability to obtain future financing or to sell assets could be adversely affected because a very large majority of our assets have been secured as collateral for the benefit of the holders of our indebtedness.

Our failure to comply with the covenants in the documents governing our existing and future indebtedness could materially adversely affect our financial condition and liquidity.

The documents governing our indebtedness contain financial covenants, covenants requiring us to take certain actions and negative covenants restricting our ability to take certain actions. During the next twelve months, the thresholds required under the financial covenants in our credit facilities are subject to significant step-ups. Our current management forecast indicates that our operating results are not expected to improve at a rate sufficient for us to meet these stepped-up minimum covenant thresholds beginning in the second quarter of 2012. In addition, we have a covenant compliance risk prior to the second quarter of 2012. As a result, our operating results would have to improve beyond our current expectations for us to remain in compliance with these more stringent financial covenants. Our operating results are impacted by a number of factors, many of which are outside of our control, and as a result, we cannot provide any assurances that this will be the case. In the event that we fail to meet these financial covenants, we will need to seek an amendment or waiver from our lenders or otherwise we will be in default under our credit facilities, which would enable lenders thereunder to accelerate the repayment of amounts outstanding and exercise remedies with respect to collateral. In the event that our lenders under our credit facilities demand payment, we will not have sufficient cash and cash flows from operations to repay such indebtedness. In addition, a default under our credit facilities or the lenders exercising their remedies thereunder would trigger cross-default provisions in our other indebtedness and certain other operating agreements. Our ability to amend our credit facilities or otherwise obtain waivers from our lenders depends on matters that are outside of our control and there can be no assurance that we will be successful in that regard. In addition, any covenant breach or event of default could harm our credit rating and our ability to obtain additional financing on acceptable terms. The occurrence of any of these events could have a material adverse effect on our financial condition and liquidity.

Business Risks

We are a holding company and we are dependent on the ability of our subsidiaries to distribute funds to us.

We are a holding company and our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to make payments on our indebtedness, including the new term loans, substantially depends upon our subsidiaries’ cash flow and payments of funds to us by our subsidiaries. Our subsidiaries’ ability to make any advances, distributions or other payments to us may be restricted by, among other things, debt instruments, tax considerations and legal restrictions. If we are unable to obtain funds from our subsidiaries as a result of these restrictions, we may not be able to pay principal of, or interest on, the new term loans when due, and we cannot assure you that we will be able to obtain the necessary funds from other sources.

Our recurring net losses from continuing operations and operating cash flow deficits and our ability to comply with certain debt covenants through 2012 raise significant uncertainty as to our ability to continue as a going concern.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern, which implies that we will continue to meet our obligations and continue our operations for at least the next 12 months. However, the Company has experienced recurring net losses from continuing operations and operating cash flow deficits. Our ability to continue as a going concern is dependent on many factors, including among others, improvements in our operating results necessary to comply with our existing debt covenant requirements, or modify our existing debt covenant requirements and achieve the operating results necessary to comply with the modified covenants. These conditions raise significant uncertainty about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of the foregoing uncertainties

We are subject to general economic factors that are largely out of our control, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to a number of general economic factors that may adversely affect our business, financial condition and results of operations, many of which are largely out of our control. These factors include recessionary economic cycles and downturns in customers’ business cycles and changes in their business practices, particularly in market segments and industries, such as retail and manufacturing, where we have a significant concentration of customers. Economic conditions may adversely affect our customers’ business levels, the amount of transportation services they need and their ability to pay for our services. Due to our high fixed-cost structure, in the short-term it is difficult for us to adjust expenses proportionally with fluctuations in volume levels. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our reserve for bad-debt losses.

We are subject to business risks and increasing costs associated with the transportation industry that are largely out of our control, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to business risks and increasing costs associated with the transportation industry that are largely out of our control, any of which could adversely affect our business, financial condition and results of operations. The factors contributing to these risks and costs include weather, excess capacity in the transportation industry, interest rates, fuel prices and taxes, fuel surcharge collection, impact on liquidity from the lag between higher payments for fuel and the collection of higher fuel surcharges in a rising fuel cost environment, terrorist attacks, license and registration fees, insurance premiums and self-insurance levels, difficulty in recruiting and retaining qualified drivers, the risk of outbreak of epidemical illnesses, the risk of widespread disruption of our technology systems, and increasing equipment and operational costs. Our results of operations may also be affected by seasonal factors.

We operate in a highly competitive industry, and our business will suffer if we are unable to adequately address potential downward pricing pressures and other factors that could have a material adverse effect on our business, financial condition and results of operations.

Numerous competitive factors could adversely affect our business, financial condition and results of operations. These factors include the following:

•

We compete with many other transportation service providers of varying sizes, some of which have a lower cost structure, more equipment and greater capital resources than we do or have other competitive advantages.

•

Some of our competitors periodically reduce their prices to gain business, especially during times of reduced growth rates in the economy, which limits our ability to maintain or increase prices or maintain or grow our business.

•	Our customers may negotiate rates or contracts that minimize or eliminate our ability to offset fuel price increases through a fuel surcharge on our customers.

•	Many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved transportation service providers, and in some instances, we may not be selected.

•	Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress prices or result in the loss of some business to competitors.

•	The trend towards consolidation in the ground transportation industry may create other large carriers with greater financial resources and other competitive advantages relating to their size.

•	Advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments.

•	Competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and prices.

If our relationship with our employees were to deteriorate, we may be faced with labor disruptions or stoppages, which could have a material adverse effect on our business, financial condition and results of operations and place us at a disadvantage relative to non-union competitors.

Virtually all of our operating subsidiaries have employees who are represented by the Teamsters. These employees represent approximately 76% of our workforce at December 31, 2011.

Each of our YRC Freight, New Penn, and Holland subsidiaries employ most of their unionized employees under the terms of a common national master freight agreement with the IBT, as supplemented by additional regional supplements and local agreements, which will expire on March 31, 2015. The IBT also represents a number of employees at Reddaway, and Reimer under more localized agreements, which have wages, benefit contributions and other terms and conditions that better fit the cost structure and operating models of these business units.

Certain of our subsidiaries are regularly subject to grievances, arbitration proceedings and other claims concerning alleged past and current non-compliance with applicable labor law and collective bargaining agreements.

Neither we nor any of our subsidiaries can predict the outcome of any of the matters discussed above. These matters, if resolved in a manner unfavorable to us, could have a material adverse effect on our business, financial condition and results of operations.

Our pension expense and funding obligations could increase significantly and have a material adverse effect on our business, financial condition and results of operations.

Our future funding obligations for our U.S. single-employer defined benefit pension plans qualified with the Internal Revenue Service depend upon their funded status, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine funding levels and actuarial experience and any changes in government laws and regulations.

The Company’s subsidiaries began making contributions to most of the multi-employer pension funds (“the funds”) for the month beginning June 1, 2011 at the rate of 25% of the contribution rate in effect on July 1, 2009. However, legislative changes to current law or other satisfactory action or arrangements are required to enable certain of the funds (based on their funded status) to accept contributions at a reduced rate. Absent such legislative changes or other satisfactory action, a fund that cannot allow the Company’s subsidiaries to begin to make contributions at a reduced rate to the fund may elect to either (i) apply the amount of the contributions toward paying down previously deferred contributions under our Contribution Deferral Agreement, (ii) have the amount of the contributions placed in escrow until such time when the fund is able to accept re-entry at the reduced rate, or (iii) if options (i) or (ii) are not available under applicable law or fund documentation, agree on other terms acceptable to the Company’s subsidiaries and the applicable fund.

If the funding of the funds does not reach certain goals (including those required not to enter endangered or critical status or those required by a fund’s funding improvement or rehabilitation plan), our pension expenses and required cash contributions could further increase upon the expiration of our collective bargaining agreements and, as a result, could materially adversely affect our business, financial condition and results of operations. Decreases in investment returns that are not offset by contributions could also increase our obligations under such plans.

The Pension Protection Act provides that certain plans with a funded percentage of less than 65%, or that fail other tests, will be deemed to be in critical status. Plans in critical status must create a rehabilitation plan to exit critical status within periods that the Pension Protection Act prescribes. We believe that based on information obtained from public filings and from plan administrators and trustees, many of the multi-employer pension funds, including The Central States Southeast and Southwest Areas Pension Plan and Road Carriers Local 707 Pension Fund, are in critical status. If the funding of the multi-employer pension plans does not reach certain goals (including those required not to enter endangered or critical status or those required by a plans funding improvement or rehabilitation plan), our pension expenses could further increase upon the expiration of our collective bargaining agreements.

We believe that based on information obtained from public filings and from plan administrators and trustees, our portion of the contingent liability in the case of a full withdrawal or termination from all of the multi-employer pension plans would be an estimated $9 billion on a pre-tax basis. If the Company were subject to withdrawal liability with respect to a plan, ERISA provides that a withdrawing employer can pay the obligation in a lump sum or over time based upon an annual payment that is the product of the highest contribution rate to the relevant plan multiplied by the average of the three highest consecutive years measured in contribution base units, which, in some cases, could be up to 20 years. Even so, our applicable subsidiaries have no current intention of taking any action that would subject us to payment of material withdrawal obligations, however we cannot provide any assurance that such obligations will not arise in the future which would have a material adverse effect on our business, financial condition and results of operations.

Ongoing self-insurance and claims expenses could have a material adverse effect on our business, financial condition and results of operations.

Our future insurance and claims expenses might exceed historical levels. We currently self-insure for a majority of our claims exposure resulting from cargo loss, personal injury, property damage and workers’ compensation. If the number or severity of claims for which we are self-insured increases, our business, financial condition and results of operations could be adversely affected, and we may have to post additional letters of credit to state workers’ compensation authorities or insurers to support our insurance policies, which may adversely affect our liquidity. If we lose our ability to self insure, our insurance costs could materially increase, and we may find it difficult to obtain adequate levels of insurance coverage.

We have significant ongoing capital requirements that could have a material adverse effect on our business, financial condition and results of operations if we are unable to generate sufficient cash from operations.

Our business is capital intensive. Our capital expenditures focus primarily on revenue equipment replacement, land and structures and investments in information technology. In light of our recent operating results and liquidity needs, we have deferred capital expenditures and expect to continue to do so for the foreseeable future, including the next twelve months. As a result, the average age of our fleet has increased and we will need to update our fleet periodically. If we are unable to generate sufficient cash from operations to fund our capital requirements, we may have to limit our growth, utilize our existing capital, or enter into additional financing arrangements, including leasing arrangements, or operate our revenue equipment (including tractors and trailers) for longer periods resulting in increased maintenance costs, any of which could reduce our income. If our cash from operations and existing financing arrangements are not sufficient to fund our capital requirements, we may not be able to obtain additional financing at all or on terms acceptable to us. In addition, our credit facilities contain provisions that limit our level of capital expenditures.

We operate in an industry subject to extensive government regulations, and costs of compliance with, or liability for violation of, existing or future regulations could significantly increase our costs of doing business.

The U.S. Departments of Transportation and Homeland Security and various federal, state, local and foreign agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety and permits to conduct transportation business. We may also become subject to new or more restrictive regulations that the Departments of Transportation and Homeland Security, the Occupational Safety and Health Administration, the Environmental Protection Agency or other authorities impose, including regulations relating to engine exhaust emissions, the hours of service that our drivers may provide in any one time period, security and other matters. Compliance with these regulations could substantially impair equipment productivity and increase our costs.

We are subject to various environmental laws and regulations, and costs of compliance with, or liabilities for violations of, existing or future laws and regulations could significantly increase our costs of doing business.

Our operations are subject to environmental laws and regulations dealing with, among other things, the handling of hazardous materials, underground fuel storage tanks and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination may have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable environmental laws or regulations, it could significantly increase our cost of doing business. Under specific environmental laws and regulations, we could be held responsible for all of the costs relating to any contamination at our past or present terminals and at third-party waste disposal sites. If we fail to comply with applicable environmental laws and regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

In addition, as climate change initiatives become more prevalent, federal, state and local governments and our customers are beginning to promulgate solutions for these issues. This increased focus on greenhouse gas emission reductions and corporate environmental sustainability may result in new regulations and customer requirements that could negatively affect us. This could cause us to incur additional direct costs or to make changes to our operations in order to comply with any new regulations and customer requirements, as well as increased indirect costs or loss of revenue resulting from, among other things, our customers incurring additional compliance costs that affect our costs and revenues. We could also lose revenue if our customers divert business from us because we haven’t complied with their sustainability requirements. These costs, changes and loss of revenue could have a material adverse effect on our business, financial condition and results of operations.

The ability of our board of directors and new management team to lead our company will be critical to our ability to succeed, and our business, financial condition and results of operations could be materially adversely affected if they are unsuccessful.

On July 22, 2011, pursuant to the terms of the restructuring, our then existing board of directors resigned and was replaced by a new board of directors and our current chief executive officer began employment. In addition, our current chief financial officer took office on August 9, 2011, and other senior management has taken office since that date. It is important to our success that our new board of directors quickly understands our industry and that our board of directors and management team understand the challenges and opportunities facing our company. If they are unable to do so, and as a result are unable to provide effective guidance and leadership, our business, financial condition and results of operations could be materially adversely affected.

Our business may be harmed by anti-terrorism measures.

In the aftermath of the terrorist attacks on the United States, federal, state and municipal authorities have implemented and are implementing various security measures, including checkpoints and travel restrictions on large trucks. Although many companies will be adversely affected by any slowdown in the availability of freight transportation, the negative impact could affect our business disproportionately. For example, we offer specialized services that guarantee on-time delivery. If the security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of our customers, or may incur increased expenses to do so. We cannot assure you that these measures will not significantly increase our costs and reduce our operating margins and income.

The outcome of legal proceedings and IRS audits to which the Company and its subsidiaries are a party could have a material adverse effect on our businesses, financial condition and results of operations.

The Company and its subsidiaries are a party to various legal proceedings, including claims related to personal injury, property damage, cargo loss, workers’ compensation, employment discrimination, breach of contract, multi-employer pension plan withdrawal liability, class actions and antitrust violations. See Note 16 to our consolidated financial statements. The IRS may issue adverse tax determinations in connection with its audit of our prior year tax returns. See the Note 12 to our consolidated financial statements. We may incur significant expenses defending these legal proceedings and IRS audits. In addition, we may be required to pay significant awards, settlements or taxes, or lose the benefits under existing agreements, in connection with these proceedings and audits, which could have a material adverse effect on our businesses, financial condition and results of operations.

We may not obtain further benefits and cost savings from operational changes and performance improvement initiatives.

In response to our business environment, we initiated operational changes and process improvements to reduce costs and improve financial performance. The changes and initiatives include integrating our Yellow Transportation and Roadway networks in 2009, reorganizing our management, reducing overhead costs, closing redundant facilities, eliminating unnecessary activities and implementing changes of operations under our labor agreements. There is no assurance that these changes and improvements will be successful or that we will not have to initiate additional changes and improvements in order to achieve the projected benefits and cost savings.

Our actual operating results may differ significantly from our projections.

From time to time, we release projections and similar guidance regarding our future performance that represents our management’s estimates as of the date of release. These projections, which are forward-looking statements, are prepared by our management and are qualified by, and subject to, the assumptions and the other information contained or referred to in the release. Our projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change.

Projections are necessarily speculative in nature, and it can be expected that some or all of the assumptions and estimates relating to the projections furnished by us will not materialize or will vary significantly from actual results. Accordingly, our projections are only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the projections and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is projected. In light of the foregoing, investors are urged not to rely upon, or otherwise consider, our projections in making investment decisions in respect of our securities.

Any failure to successfully implement our operating strategy, the failure of some or all of the assumptions and estimates relating to the projections furnished by us or the occurrence of any of the adverse events or circumstances described in this Annual Report on Form 10-K and in our other filings with the SEC could result in the actual operating results being different from the projections, and such differences may be adverse and material.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

At December 31, 2011, we operated a total of 396 transportation service facilities located in 50 states, Puerto Rico, Canada and Mexico for our YRC Freight and Regional Transportation segments. Of this total, 195 are owned and 201 are leased, generally with lease terms ranging from one month to ten years with right of renewal options. The number of customer freight servicing doors totaled 21,598, of which 12,772 are at owned facilities and 8,826 are at leased facilities. The transportation service centers vary in size ranging from one to three doors at small local facilities, to over 426 doors at the largest consolidation and distribution facility. In addition, we and our subsidiaries own and occupy general office buildings in Akron, Ohio; Lebanon, Pennsylvania; and Holland, Michigan. We also lease and occupy general office buildings in Overland Park, Kansas, Clackamas, Oregon and Winnipeg, Manitoba. During January 2012, we announced the closure of our Akron, Ohio general office building with an effective date of March 31, 2012. We expect to sell this facility. Our owned transportation service facilities and office buildings serve as collateral under our Credit Agreement.

Our facilities and equipment are adequate to meet current business requirements in 2012. Refer to “Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations”, for a more detailed discussion of expectations regarding capital spending in 2012.

Item 3. Legal Proceedings

We discuss legal proceedings in Note 16 to our consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

Executive Officers of the Registrant

The following are our executive officers, each of whom serves until his or her successor has been elected and qualified or until his or her earlier resignation or removal:

Name	Age	Position(s) Held
James L. Welch	57	Chief Executive Officer of YRC Worldwide Inc. (since July 2011); President and Chief Executive Officer, Dynamex Inc. (transportation and logistics services) (2008 – July 2011); Interim Chief Executive Officer, JHT Holdings (truck transportation) (2007 – 2008); President and Chief Executive Officer (2000 – 2007), and various other positions (1978 – 2000), Yellow Transportation (subsidiary of the Company); Current Director: SkyWest Inc. (regional airline) (since 2007), Former Director: Dynamex Inc, Spirit Aero Systems Holdings Inc. (commercial airplane assemblies and components), and Roadrunner Transportation (transportation and logistics services).

Jamie G. Pierson	41	Executive Vice President and Chief Financial Officer of YRC Worldwide Inc. (since November 2011); Interim Chief Financial Officer of YRC Worldwide Inc. (August 2011 – November 2011); Managing Director, Alvarez & Marsal North America, LLC (professional services) (2008 – November 2011); Vice President – Corporate Development and Integration, Greatwide Logistics Services, Inc. (transportation and logistics) (2007 – 2008); Director, FTI Capital Advisors, LLC (investment bank) (2002 – 2007); Vice President, FTI Consulting, Inc. (2001 – 2002); Vice President, Stonegate Securities, Inc. (investment bank) (2000 – 2001); Associate, Houlihan Lokey Howard & Zukin (investment bank) (1997 – 2000).

Jeffrey A. Rogers	49	President of YRC Freight (subsidiary of the Company) (since September 2011); President (October 2008 – September 2011), Vice President-Finance and Chief Financial Officer (February 2008 – May 2008), and Vice President-Finance (September 2007 – February 2008) of USF Holland Inc. (subsidiary of the Company); Chief Financial Officer of YRC Regional Transportation, Inc. (subsidiary of the Company) (2007– 2009); various officer positions, subsidiaries of the Company (2005 – 2009).

Michael J. Naatz	46	President of USF Holland Inc. (subsidiary of the Company) (since September 2011); President – Customer Care Division and Chief Customer Officer of YRC Worldwide Inc. (April 2010 – September 2011); Executive Vice President – Technologies of YRC Enterprise Services, Inc. (subsidiary of the Company) (December 2009 – September 2011); Executive Vice President and Chief Information and Service Officer of YRC Worldwide Inc. (June 2009 – April 2010); various officer positions, including President of YRC Enterprise Services, Inc. (2005 – December 2009).

Michelle A. Russell	42	Executive Vice President, General Counsel and Secretary of YRC Worldwide Inc. (since February 2012); Senior Vice President, General Counsel and Secretary of Spirit AeroSystems Holdings, Inc. (June 2010 – February 2012); Associate General Counsel of Spirit AeroSystems Holdings, Inc. (January 2009 – June 2010); Vice President – Legal and Assistant General Counsel of YRC Worldwide Inc. (2005 – January 2009).

Paul F. Liljegren	57	Senior Vice President Finance, Controller, Chief Accounting Officer YRC Worldwide Inc. (since July 2011); Vice President – Investor Relations, Controller and Chief Accounting Officer (July 2010 – July 2011); Vice President – Investor Relations and Treasurer of YRC Worldwide Inc. (October 2009 – July 2010); Vice President, Controller and Chief Accounting Officer of YRC Worldwide Inc. (September 2005 – October 2009); Interim Chief Financial Officer of YRC Worldwide Inc. (August 2008 – October 2008); Vice President, Risk and Assurance of YRC Worldwide Inc. (2004 – 2005); Treasurer, Butler Manufacturing Company (1998 – 2004); Vice President, Finance, various divisions of Butler Manufacturing Company (1991 – 1998); Controller, various business units of Butler Manufacturing Company (1980-1990).

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of February 20, 2012, approximately 237 shareholders of record held YRC Worldwide common stock. Prior to December 31, 2009, our only class of stock outstanding was common stock, traded on the NASDAQ Stock Market. Trading activity averaged 48,100 shares per day during 2011, up from 6,800 per day in 2010. The NASDAQ Stock Market quotes prices for our common stock under the symbol “YRCW.”

On July 22, 2011, we issued 4,999,999 shares of Series B Preferred Stock to satisfy a portion of the outstanding credit agreement claims (3,717,948 shares) and to satisfy our obligation to the IBT for their modifications and extension of the labor agreement in October 2010 (1,282,051 shares). The 4,999,999 shares of Series B Preferred Stock were converted into 6,210,369 of common stock in September 2011. No shares of Series B Preferred Stock remained outstanding. See additional details in Note 14 to our consolidated financial statements.

On December 31, 2009 we issued 4,345,514 shares of Class A preferred stock and 4,867 shares of common stock as part of a debt-for-equity exchange. No shares of Class A preferred stock remain outstanding, as 4,345,514 shares of Class A preferred stock were converted to 127,631 of common stock during 2010. The high and low prices at which YRC Worldwide common stock traded for each calendar quarter in 2011 and 2010 are shown below.

The board of directors approved a reverse stock split effective December 1, 2011 at a ratio of 1:300. The reverse stock split was effective on NASDAQ on December 2, 2011. The board of directors also approved a reverse stock split effective September 30, 2010 at a ratio of 1:25. The reverse stock split was effective on NASDAQ on October 1, 2010. Fractional shares were not issued in connection with the reverse stock splits. Instead, fractional shares were collected and pooled by our transfer agent and sold in the open market and the proceeds were allocated to the stockholders’ respective accounts pro rata exchange for their fractional shares.

Each of the reverse stock splits reduced the number of shares of our common stock available for issuance under our employee and director equity plans in proportion to the reverse stock split ratio. Under the terms of our outstanding equity awards, the reverse stock split reduced the number of shares of our common stock issuable upon exercise or vesting of such awards in proportion to the reverse stock split ratio and caused a proportionate increase in the exercise price of such awards to the extent they were stock options. The number of shares of our common stock issuable upon exercise or vesting of outstanding equity awards was rounded to the nearest whole share and no cash payment was made in respect of such rounding. Shareholders’ Equity (Deficit) has been retroactively adjusted to give effect to the reverse stock splits for all periods presented by reclassifying from Common stock to Capital surplus, the par value of the share reduction in connection with the reverse splits. All share numbers and per share amounts in this report and the Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been retroactively adjusted to give effect to the reverse stock splits.

Quarterly Financial Information (unaudited)

(in thousands, except per share data)	First Quarter (b)	Second Quarter (b)	Third Quarter (b)	Fourth Quarter
2011 (a)
Operating revenue	$1,122,886	$1,257,212	$1,276,418	$1,212,328
(Gains) losses on property disposals, net	(3,046)	(7,340)	(10,796)	12,938
Operating loss	(68,388)	(5,586)	(26,115)	(38,149)
Net loss from continuing operations	(102,683)	(43,002)	(122,517)	(86,216)
Net loss	(102,683)	(43,002)	(122,517)	(86,216)
Less: Net loss attributable to non-controlling interest	(489)	(448)	(267)	(1,950)
Net loss attributable to YRC Worldwide Inc.	(102,194)	(42,554)	(122,250)	(84,266)
Amortization of beneficial conversion feature on Series B preferred stock	—	—	(58,048)	—
Net loss attributable to common shareholders	(102,194)	(42,554)	(180,298)	(84,266)
Diluted loss per share: (c)
Net loss from continuing operations attributable to YRC Worldwide Inc.	(643.56)	(267.33)	(153.74)	(12.40)
Net loss	(643.56)	(267.33)	(153.74)	(12.40)
Common stock: (c)
High	1,581.00	663.00	423.00	24.00
Low	357.00	165.00	12.00	9.00

Quarterly Financial Information (unaudited), continued

(in thousands, except per share data)	First Quarter (b)	Second Quarter (b)	Third Quarter (b)	Fourth Quarter
2010 (b) (d) (e)
Operating revenue	$987,144	$1,119,101	$1,136,836	$1,091,559
(Gains) losses on property disposals, net	8,517	(2,816)	(4,030)	2,636
Operating income (loss)	(232,192)	49,497	(17,284)	(27,870)
Net income (loss) from continuing operations	(269,147)	2,247	(58,371)	20,585
Net loss from discontinued operations, net of tax	(4,004)	(11,358)	(2,514)	(5,208)
Net income (loss)	(273,151)	(9,111)	(60,885)	15,377
Less: Net loss attributable to non-controlling interest	—	(847)	(696)	(420)
Net income (loss) attributable to YRC Worldwide Inc.	(273,151)	(8,264)	(60,189)	15,797
Diluted earnings (loss) per share: (c)
Net income (loss) from continuing operations attributable to YRC Worldwide Inc.	(3,872.84)	21.52	(371.86)	132.45
Net loss from discontinued operations	(57.61)	(79.00)	(16.21)	(32.84)
Net income (loss)	(3,930.46)	(57.48)	(388.07)	99.61
Common stock: (c)
High	8,850.00	6,000.00	3,300.00	1,962.00
Low	2,625.00	1,125.00	750.00	930.00

(a)

The third quarter of 2011 includes $79.2 million of fair value adjustment on our derivative liabilities as a result of the conversion features embedded in the Series A Notes and Series B Notes from the July 22, 2011 restructuring and $26.0 million of gain on extinguishment of the ABS facility also a part of the restructuring. During the fourth quarter of 2011, we recognized a $9.5 million impairment charge on surplus held for sale assets to adjust the carrying value of these properties to their current estimated fair market value and recognized additional depreciation and amortization of approximately $4.0 million related to the impairment of the Jiayu intangibles and long-lived assets. Consistent with previous practice and ASC 740-270, we also recognized $10.1 million of net income tax expense during the fourth quarter of 2011 for adjustments to federal, state and foreign tax related to prior quarterly and annual periods.

(b)

All amounts have been retroactively restated for the tire accounting change at our YRC Freight segment. The following table provides the effect of the change in each quarter presented for 2011 and 2010.

	Q1 2011	Q2 2011	Q3 2011	Q4 2011
(Gains) losses on property disposals, net	$(87)	$(63)	$(6)	$—
Operating loss	(414)	(419)	(2,433)	—
Net income (loss from continuing operations	(414)	(419)	(2,433)	—
Net income (loss)	(414)	(419)	(2,433)	—
Net income (loss) attributable to YRC Worldwide Inc.	(414)	(419)	(2,433)	—

	Q1 2010	Q2 2010	Q3 2010	Q4 2010
(Gains) losses on property disposals, net	$(282)	$(629)	$(601)	$247
Operating income (loss)	988	1,207	1,552	(1,036)
Net income (loss from continuing operations	988	1,207	1,552	(7.320)
Net income (loss)	988	1,207	1,552	(7,320)
Net income (loss) attributable to YRC Worldwide Inc.	988	1,207	1,552	(7,320)

(c)	All per share amounts and common stock prices listed above have been retroactively adjusted to give effect to the reverse stock splits discussed above.
(d)

The first quarter of 2010 includes a $108.0 million charge for equity based compensation expense related to the issuance of stock appreciation rights to our union employees. The second quarter of 2010 includes an $83.0 million reduction to equity based compensation expense related to the issuance of stock option awards to the same union employees and the cancellation of the previously issued stock appreciation rights. The fourth quarter of 2010 includes a $51.6 million benefit resulting from a tax settlement and an additional $40.0 million benefit from a reduction in the valuation allowance for deferred tax assets.

(e)	All amounts have been retroactively restated for the classification of YRC Logistics as discontinued operations.

Purchases of Equity Securities by the Issuer

We did not repurchase any shares of our common stock in 2011, 2010 or 2009. Our Credit Agreement does not permit us to purchase shares of our common stock.

Dividends

We did not declare any cash dividends on our common stock in 2011, 2010 or 2009. Our Credit Agreement does not permit us to declare any dividends on any of our outstanding capital stock.

Common Stock Performance

Set forth below is a line graph comparing the quarterly percentage change in the cumulative total stockholder return of the Company’s common stock against the cumulative total return of the S&P Composite-500 Stock Index and the Dow Jones Transportation Average Stock Index for the period of five years commencing December 31, 2006 and ending December 31, 2011.

Item 6. Selected Financial Data

Our consolidated financial statements were prepared assuming we would continue as a going concern (which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, including the next twelve months). Our ability to continue as a going concern is dependent on many factors, including among other things, improvements in our operating results necessary to comply with our existing debt covenant requirements, or modify our existing debt covenant requirements and achieve the operating results necessary to comply with the modified covenants. Management’s plans with respect to these conditions are further described in Note 9 to our consolidated financial statements. The following Selected Financial Data taken from our accompanying financial statements have been prepared assuming that we will continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(in thousands except per share data)	2011	2010	2009	2008	2007
For the Year (a) (b)
Operating revenue	$4,868,844	$4,334,640	$4,871,025	$8,318,674	$8,998,108
Operating loss	(138,237)	(227,849)	(882,020)	(933,938)	(581,494)
Net loss from continuing operations	(354,417)	(304,686)	(631,706)	(826,937)	(650,378)
Net loss from discontinued operations, net of tax	—	(23,084)	12,235	(150,709)	8,175
Net loss	(354,517)	(327,770)	(619,471)	(977,646)	(642,203)
Less: Net loss attributable to non-controlling interest	(3,154)	(1,963)	—	—	—
Net loss attributable to YRC Worldwide Inc.	(351,263)	(325,807)	(619,471)	(977,646)	(642,203)
Amortization of beneficial conversion feature on preferred stock	(58,048)	—	—	—	—
Net loss attributable to common shareholders	(409,311)	(325,807)	(619,471)	(977,646)	(642,203)
Acquisition of property and equipment	(71,628)	(19,150)	(36,270)	(161,530)	(388,404)
Proceeds from disposal of property and equipment	67,461	85,669	133,061	127,590	55,339
Disposition of affiliates (investment of), net of cash sold	—	34,290	31,948	(46,133)	(1,608)
Net cash provided by (used in) operating activities	(25,968)	687	(379,319)	219,074	387,239
Net cash provided by (used in) investing activities	(156,636)	106,032	135,102	(86,188)	(335,728)
Net cash provided by (used in) financing activities	240,108	(61,490)	16,656	134,230	(69,669)

At Year-End (a) (b)
Total assets	2,485,840	2,571,556	3,007,986	3,933,671	5,032,373
Total debt	1,354,660	1,060,135	1,132,909	1,349,736	1,219,895
Total YRC Worldwide Inc. shareholders’ equity (deficit)	(354,014)	(209,500)	149,386	461,099	1,602,263
Non-controlling interest	(4,598)	(1,894)	—	—	—
Total shareholders’ equity (deficit) (c)	(358,612)	(211,394)	149,386	461,099	1,602,263

Measurements (a) (b)
Basic per share data: (c)
Net loss from continuing operations attributable to YRC Worldwide Inc.	(196.12)	(2,293.30)	(79,519.96)	(107,702.17)	(85,340.27)
Net income (loss) from discontinued operations	—	(174.87)	1,540.16	(19,628.68)	1,072.69
Net loss	(196.12)	(2,468.18)	(77,979.80)	(127,330.85)	(84,267.57)
Average common shares outstanding – basic	2,087	132	8	8	8
Diluted per share data: (c)
Net loss from continuing operations attributable to YRC Worldwide Inc.	(196.12)	(2,293,.30)	(79,519.96)	(107,702.17)	(85,340.27)
Net income (loss) from discontinued operations	—	(174.87)	1,540.16	(19,628.68)	1,072.69
Net loss	(196.12)	(2,468.18)	(77,979.80)	(127,330.85)	(84,267.57)
Average common shares outstanding – diluted	2,087	132	8	8	8

Other Data
Number of employees	32,000	32,000	36,000	55,000	63,000
Operating ratio: (d)
YRC Freight	102.8%	105.9%	121.0%	111.9%	97.6%
Regional Transportation	97.9%	99.8%	109.6%	107.5%	130.7%
Truckload	119.1%	109.3%	107.7%	109.7%	105.2%

(a)	All amounts have been retroactively restated for the classification of YRC Logistics as discontinued operations.
(b)

All amounts have been retroactively restated for the tire accounting policy change at our YRC Freight segment. See Note 2 to our consolidated financial statements for detailed changes by line item for 2011, 2010 and 2009. For 2008 the effect of the change was an increase to our operating loss of $2.2 million, an increase to our net loss from continuing operations of $1.3 million and a decrease to total assets of $32.4 million. For 2007 the effect of the change was an increase to our operating loss of $2.2 million, an increase to our net loss from continuing operations of $1.8 million and a decrease to total assets of $30.3 million.

(c)

Shareholders’ Equity (Deficit) has been retroactively adjusted to give effect to the reverse stock splits for all periods presented by reclassifying from Common Stock to Capital Surplus, the par value of the share reduction in connection with the reverse stock split. In addition, all outstanding share amounts and per share amounts have been retroactively adjusted to give effect to the reverse stock splits.

(d)

Operating ratio is calculated as (i) 100 percent (ii) minus the result of dividing operating income by operating revenue or (iii) plus the result of dividing operating loss by operating revenue and expressed as a percentage.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See the introductory section immediately prior to “Part I” and risk factors in “Item 1A” of this report regarding these statements.

Overview

YRC Worldwide, one of the largest transportation service providers in the world, is a holding company that through wholly owned operating subsidiaries offers its customers a wide range of transportation services. These operating subsidiaries are primarily represented by YRC Freight, a leading transportation service provider offering a full range of national, regional and international services; Regional Transportation, our transportation service providers (Holland, New Penn and Reddaway) focused on business opportunities in the regional and next-day delivery markets; and Truckload, which reflects the results of Glen Moore, a provider of truckload services throughout the U.S., of which a majority of the assets were sold to a third party in December 2011 and its operations were ceased. These companies represent our reporting segments and are more fully described in “Item 1 – Business”.

The following management’s discussion and analysis explains the main factors impacting our results of operations, liquidity and capital resources and the critical accounting policies of YRC Worldwide. This information should be read in conjunction with the accompanying financial statements and notes thereto, as well as our detailed discussion of risk factors included in Item 1A.

Our Operating Environment

We operate in a highly competitive environment. The economic recession in the U.S. as well as global financial concerns, have impacted the competitiveness of our industry and created unique challenges for both our company and our customers. Over the last several years, significant changes have occurred in our operating environment, including consolidation and liquidation of LTL carriers; the increased presence of large global, service providers; and increasing needs and demands of our customers. In 2008, we initiated the integration of the Yellow Transportation and Roadway networks which was completed in March 2009 and resulted in the YRC Freight branded network.

We will continue to face challenges in the environment which we operate, primarily due to the changing competitive landscape and meeting our stakeholders’ demands. Specific economic areas that impact our ability to generate profits and cash flows include the levels of consumer spending, manufacturing and overall economic activity. We monitor these areas primarily through several common economic indices, including the gross domestic product (“GDP”) and the industrial production index (“IPI”). Real GDP measures the value of goods and services produced in the U.S., excluding inflation, and the IPI measures the physical units and inputs into the U.S. production process. Over time the IPI has been a relatively good indicator for general levels of freight volume available in our markets. We manage the impact of our customers’ spending, manufacturing and economic activity through, among others, pricing discipline, cost management programs, liquidity management, investment in technology and continuous improvement programs. The depressed market in 2009 and customer concerns over our financial stability, led to a significant reduction in the number of shipments we transported and an adverse change in our mix of revenue. As a result, we instituted significant cost reduction programs. In 2010, market conditions started to rebound and our customer base stabilized and as a result our volumes stabilized in the first quarter and began to grow sequentially, seasonally adjusted, throughout the remainder of the year. In 2011, the economic recovery continued at a modest rate and we experienced year-over-year volume growth. Pricing conditions in the industry improved during 2011, but remain highly competitive and we believe that we will continue to face intense competition for the foreseeable future.

Investments and Dispositions

In August 2008, we completed the purchase of a 65% equity interest in Shanghai Jiayu Logistics Co., Ltd. (“Jiayu”), a Shanghai, China ground transportation company with a purchase price of $59.4 million including transaction costs. Through March 31, 2010, we accounted for our 65% ownership in Jiayu as an equity method investment as the rights of the minority shareholder were considered extensive and allowed for their ability to veto many business decisions. These rights were primarily provided as a part of the General Manager role held by the minority shareholder. Effective April 1, 2010, the minority shareholder no longer has a role in the management of the operations of the business which changes the conclusions from an accounting perspective regarding the relationship of this joint venture and accordingly, requires that we consolidate Jiayu in our financial statements effective April 1, 2010. In accordance with FASB ASC Topic 805, we completed a fair value analysis of Jiayu as of April 1, 2010, the date of consolidation, and determined the fair value to be less than the carrying value of the equity method investment and as a result, we recorded a $12.3 million impairment charge during the three months ended June 30, 2010. The fair value analysis utilized a discounted cash flow model, an income approach (level three measurement as defined in FASB ASC Topic 820) that includes assumptions as to future revenue, operating income, and cost of capital, among others. Beginning April 1, 2010, the results of Jiayu are included in the ‘Corporate and other’ segment. Additionally, in 2009, we recognized an impairment on this equity method investment of $30.4 million. Included in our operating loss for the year ended December 31, 2011 is approximately $8.8 million of loss related to the operating results of Jiayu. Additionally during 2011, we contributed $3.3 million of cash to Jiayu in order to fund the day to day operations of the business. During the fourth quarter of 2011, we recognized an impairment charge, within depreciation and amortization, of approximately $4.0 million for the value of the tradename and customer list assets and property and equipment due to the recent performance of Jiayu.

In November 2009, we sold our dedicated contract carriage business line to Greatwide Dedicated Transport, LLC for $34 million. This business line was part of our YRC Logistics segment. On August 13, 2010, we completed the initial closing of a transaction, whereby the majority of YRC Logistics was sold to CEG Holdings, Inc (now known as MIQ Holdings). In addition, certain other operations included in the YRC Logistics segment ceased during the quarter ended June 30, 2010. As a result, the YRC Logistics segment has been reported as discontinued operations for all periods presented. See Note 4 to our consolidated financial statements for further discussion.

On December 15, 2011, we completed the sale of the majority of the assets of Glen Moore to a third party and concluded its operations. We recognized a loss on the sale of these assets of approximately $4.6 million.

Results of Operations

This section focuses on the highlights and significant items that impacted our operating results over the last three years. We will discuss the areas that caused material fluctuations and required specific evaluation by management.

Consolidated Results

Our consolidated results include the results of each of the operating segments discussed below and corporate charges for the periods presented.

The following table summarizes the statements of consolidated operations for the three years ended December 31:

				Percent Change
(in millions)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Operating revenue	$4,868.8	$4,334.6	$4,871.0	12.3%	(11.0%)
Operating loss	(138.2)	(227.8)	(882.0)	39.3%	74.2%
Nonoperating expenses, net	223.6	173.0	6.6	29.2%	n/m (a)
Net loss from continuing operations	(354.4)	(304.7)	(631.7)	(16.3%)	51.8%

(a)	Not meaningful.

2011 compared to 2010

Our consolidated operating revenue increased $534.2 million or 12.3% during 2011 compared to 2010 due to increased revenue from our YRC Freight and Regional Transportation segments. This increase is attributed to increases in volume over the comparable prior year period and increases in yield or pricing as well as stabilization in our market share and customer base. Our volume increases are primarily attributed to a moderately improving economic environment and stabilization of our customer base. The improvement in yield includes increased fuel surcharge revenue resulting from higher diesel fuel costs as well as a more disciplined industry pricing market.

Consolidated operating revenue includes fuel surcharge revenue. Fuel surcharges are common throughout our industry and represent an amount that we charge to customers that adjusts with changing fuel prices. We base our fuel surcharges on a published national index and adjust them weekly. Rapid material changes in the index or our cost of fuel can positively or negatively impact our revenue and operating income versus prior periods as there is a lag in the Company’s adjustment of base rates in response to changes in fuel surcharge. Fuel surcharge is an accepted and important component of the overall pricing of our services to our customers. Without an industry accepted fuel surcharge program, our base pricing for our transportation services would require changes. We believe the distinction between base rates and fuel surcharge has blurred over time, and it is impractical to clearly separate all the different factors that influence the price that our customers are willing to pay. In general, under our present fuel surcharge program, we believe rising fuel costs are beneficial to us, and falling fuel costs are detrimental to us, in the short term.

Consolidated operating loss improved $89.6 million during 2011 as compared to the operating loss for 2010. Revenue increased $534.2 million in 2011 compared to 2010 while operating expenses for 2011 increased $444.6 million, or 9.7%, as compared to 2010 primarily related to a $249.2 million increase in operating expenses and supplies, a $126.7 million increase in salaries, wages and benefits, a $79.6 million increase in purchased transportation which are attributable to increasing volumes and higher fuel prices. The reduction was offset by a reduction in equity based compensation expense of $15.7 million related to non-cash equity awards granted to our union work force and a $5.3 million decrease in depreciation and amortization.

The increase in salaries, wages and benefits in 2011 as compared to the same period in 2010 is largely due to higher shipment related wages in the current year due to increased volumes and contractual wage increases and the resumption of multi-employer union pension contributions. The increase in operating expenses and supplies is a result of higher fuel expenses of $170.8 million or 40.7%, vehicle and facility maintenance of $43.2 million or 20.0%, higher bad debt expense of $8.6 million due to higher volumes and favorable development in 2010 of receivables collectability assumptions due to improvements in revenue management processes, and higher professional services expense of $22.6 million or 21.6% related to an increase in restructuring professional fees as compared to 2010.

During the fourth quarter of 2011, we changed our accounting policy for tires. Prior to the change, the cost of original and replacement tires mounted on new and existing equipment was reported in revenue equipment and amortized based on estimated usage. Under the new policy, the cost of replacement tires are expensed at the time those tires are placed into service, as is the case with other repairs and maintenance costs. The cost of tires on new revenue equipment will be capitalized and depreciated over the estimated useful life of the related equipment. We believe that this new policy is preferable under the circumstances because it provides a more precise and less subjective method for recognizing expenses related to tires that is consistent with industry practice. Under FASB ASC Topic 250, “Accounting Changes and Error Corrections,” we are required to report a change in accounting policy by retrospectively applying the new policy to all prior periods presented. Accordingly, we have adjusted the previously reported financial information for all periods presented. The effect of this accounting change decreased operating loss by $3.3 million during 2011 and increased operating loss by $2.7 million in 2010.

Our consolidated operating loss during 2011 includes an $8.2 million net gain from the sale of property and equipment including fair value adjustments for property and equipment held for sale compared to a $4.3 million net loss for the same period in 2010.

Consolidated operating loss for 2010 included non-cash impairment charges of $5.3 million representing a reduction in the trade name values attributed to Reimer (a part of the YRC Freight segment) and New Penn (a part of the Regional Transportation segment). The impairment charge was reflective of a change in revenue growth assumptions in the fair value model.

Nonoperating expenses for 2011 increased $50.6 million or 29.2% compared to 2010 largely due to a fair value adjustment on our derivative liabilities of $79.2 million and restructuring transaction costs of $17.8 million. The fair value adjustment resulted from conversion features embedded in the Series A Notes and Series B Notes issued in the July 22, 2011 restructuring. At the closing of the restructuring, the Company did not have enough authorized and unissued common shares to satisfy those conversion features. At a September 16, 2011 special meeting, shareholders approved an increase in the amount of authorized common shares to allow for the conversions. The conversion features were revalued after the shareholder meeting resulting in the fair value adjustment. The increase in the fair value of the conversion options is primarily related to market volatility of our common stock and is due to the fact that the Series B Note holders now have the ability to convert the notes to common shares. The restructuring transaction costs relate to modifications to our credit agreement, contribution deferral agreement, and issuance of Series A Notes.

In addition, the Company recognized a $25.8 million net gain on extinguishment of debt during 2011 primarily related to the retirement of the ABS facility. A loss on extinguishment of debt of $5.9 million was included in the same period of 2010. Further offsetting the increases is a $12.3 million impairment of our equity investment in Jiayu in the second quarter of 2010. The adjustment was required as the estimated fair value, using a discounted cash flow model, was less than our investment. The impairment charge is reflective of a change in revenue growth assumptions in the fair value model. Finally, interest expense for 2011 was $156.1 million compared to $159.2 million in 2010 as a result of various changes resulting from the July 22, 2011 restructuring. The 2011 year included $21.9 million less in deferred debt cost amortization compared to the same period in 2010 as the deferred debt costs related to the Credit Agreement were included in the carryover basis of the new restructured term loan and the Series A Notes and the ABS facility deferred debt costs were removed as part of the restructuring. Also, 2011 included $3.8 million of net amortization of the Series A Notes and Series B Notes discounts and term loan premium. Offsetting these reductions was an $11.0 million increase in interest expense incurred related to the Company’s ABL and ABS facilities during 2011 compared to the ABS facility in the same period in 2010.

Our effective tax rate for continuing operations for the years ended December 31, 2011 and 2010 was 2.1% and 24.0%, respectively. Significant items impacting the 2011 rate include a state tax provision, a foreign tax provision, certain permanent items, a reduction in the reserve for uncertain tax positions resulting from actual and expected Tax Court settlements and an increase in the valuation allowance established for the net deferred tax asset balance at December 31, 2011. We recognize valuation allowances on deferred tax assets if, based on the weight of the evidence, we believe that some or all of our deferred tax assets will not be realized. Changes in valuation allowances are included in our tax provision or in equity if directly related to other comprehensive income (loss) in the period of change. In determining whether a valuation allowance is warranted, we evaluate factors such as prior years’ earnings history, expected future earnings, loss carry-back and carry-forward periods, reversals of existing deferred tax liabilities and tax planning strategies that potentially enhance the likelihood of the realization of a deferred tax asset. Accordingly, as of December 31, 2011 and 2010, we have a full valuation allowance against our net deferred tax assets.

The financial restructuring had no material impact on the effective tax rate for the year ended December 31, 2011.

2010 compared to 2009

Consolidated operating revenue decreased by $536.4 million or 11.0% during 2010 as compared to 2009, which was primarily reflective of decreased volumes at our YRC Freight segment. The decreased volumes were primarily the result of the diversion of freight by customers to other carriers resulting in market share loss from the Company. We believe that customers diverted freight during 2009 due to uncertainty around our financial stability and the integration of our former Yellow Transportation and Roadway networks in March 2009. That loss of market share accelerated throughout the fourth quarter of 2009 due to customer concerns surrounding the Company’s bond exchange. Once the debt exchange was finalized on December 31, 2009, our industry was hampered by severe winter weather in January and February 2010. Then in March 2010, our volumes stabilized and began to grow sequentially, seasonably adjusted, throughout the year. As our customer base was stabilizing and returning shipments to us, we also regained customers and further expanded our revenue base to include new customers.

Consolidated operating loss decreased $654.2 million during 2010 as compared to the operating loss for 2009. Revenue decreased $536.4 million in 2010 compared to 2009 while operating expenses decreased $1,190.6 million as compared to 2009. Expense reductions in response to lower volumes were comprised of an $889.6 million decrease in salaries, wages and benefits, a $184.8 million decrease in operating expenses and supplies, a $30.6 million decrease in purchased transportation, a $44.9 million decrease in depreciation and amortization due to reduced facilities and reduced fleet size, and a $62.3 million decrease in other operating expenses.

The decrease in salaries, wages and benefits in 2010 as compared to 2009 is a result of lower headcount and an additional 5% wage reduction for most union employees which became effective August 2009. In addition to volume decreases, a further reduction in benefits expense resulted from the temporary suspension of pension contributions to a majority of our multi-employer union pension funds beginning in the second half of 2009 and continuing throughout 2010. The decrease in operating expenses and supplies is a result of lower vehicle and facility maintenance of $79.5 million or 25.7%, lower bad debt expense of $46.6 million or 93.5%, and a decrease in travel and employee activities of $24.6 million or 49.4% due to a decrease in discretionary spending. During the year ended December 31, 2010 we expensed $34.1 million of restructuring professional fees compared to $54.0 million for the same period in 2009. Finally, other operating expenses decreased mostly due to lower operating taxes and licenses of $27.7 million or 16.1% primarily due to lower fuel taxes reflective of lower miles driven and thus less fuel consumed, a general liability claims expense decrease of $9.8 million or 15.3% due to lower volume resulting in lower claims, and lower cargo claims expense of $25.3 million or 38.2% due to fewer shipments and improved claim experience.

Consolidated operating loss for 2010 also includes non-cash impairment charges of $5.3 million representing a reduction in the tradename values attributed to Reimer (a part of the YRC Freight segment) and New Penn (a part of the Regional Transportation segment). The impairment charge is reflective of a change in forward-looking revenue growth assumptions in the fair value model. There were no impairment charges during 2009. During 2010, we also recognized net losses on the sale of property and equipment including the fair value adjustments for property held for sale of $4.3 million compared to net gains of $12.1 million for 2009.

Nonoperating expenses increased $166.4 million in 2010 compared to 2009. The increase resulted primarily because 2009 included a $193.9 million gain on the debt-for-equity exchange completed in December 2009. Interest expense decreased $2.4 million. In addition, there was a $12.3 million impairment of our equity investment in Jiayu in 2010 compared to $30.4 million impairment in the same period of 2009. These adjustments were required as the estimated current fair value, using a discounted cash flow model, was less than our investment reflecting a change in revenue growth assumptions. An additional decrease in nonoperating expenses is related to a net foreign exchange gain of $8.4 million for 2010 versus a loss of $0.6 million for 2009 of which approximately $5.5 million relates to the recognition of the foreign currency translation adjustment from the dissolution of a certain wholly owned subsidiary. Finally, nonoperating expenses increased due to a write off of $6.7 million of deferred debt costs due to reductions in capacity for the Credit Agreement and the Asset-backed Securitization Facility.

Our effective tax rate for continuing operations for the years ended December 31, 2010 and 2009 was 24.0% and 28.9%, respectively. Significant items impacting the 2010 rate included settlement of an open tax issue with the IRS and remeasurement of our tax valuation allowance. We establish or recognize adjustments to our valuation allowances on deferred tax assets if, based on the weight of the evidence, we believe that some or all of our deferred tax assets will not be realized. Changes in valuation allowances are included in our tax provision or in equity if directly related to other comprehensive income (loss) in the period of change. In determining whether a valuation allowance is warranted, we evaluate factors such as prior years’ earnings history, loss carry-back and carry-forward periods, reversals of existing deferred tax liabilities and tax planning strategies that potentially enhance the likelihood of the realization of a deferred tax asset.

YRC Freight Results

YRC Freight represented approximately 66%, 67% and 72% of our consolidated revenue in 2011, 2010 and 2009, respectively. The table below provides summary information for YRC Freight for the three years ended December 31:

				Percent Change
(in millions)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Operating revenue	$3,203.0	$2,884.8	$3,489.3	11.0%	(17.3%)
Operating loss	(88.5)	(170.3)	(734.4)	48.0%	76.8%
Operating ratio(a)	102.8%	105.9%	121.0%	3.1pp (b)	15.1pp

(a)	Operating ratio is calculated as (i) 100 percent plus (ii) the result of dividing operating loss by operating revenue and expressed as a percentage.
(b)	Percentage points.

2011 compared to 2010

YRC Freight revenue increased $318.2 million or 11.0% during the year ended December 31, 2011 versus the same period in 2010. The two primary components of operating revenue are volume, comprised of the number of shipments and weight per shipment, and price or yield, usually evaluated on a per hundred weight basis. The increase in operating revenue was largely driven by a 6.2% increase in total picked up tonnage per day and a 5.1% increase in revenue per hundred weight. The increase in picked up tonnage per day resulted from a 6.2% increase in total shipments per day which was primarily attributable to a moderately improving economic environment and stabilization of our customer base. The increase in revenue per hundred weight resulted mostly from higher fuel surcharge revenue, which was driven by higher diesel prices in 2011 as compared to 2010 as well as a more disciplined industry pricing market.

Operating loss for YRC Freight decreased by $81.8 million in 2011 compared to 2010. Operating revenue increased $318.2 million in 2011 compared to 2010 while operating expenses increased $236.4 million. The expense increases consisted primarily of higher salaries, wages and benefits (including equity based compensation expense) of $78.1 million or 4.9%, higher operating expenses and supplies of $131.8 million or 17.8%, higher purchased transportation costs of $39.9 million or 9.7%, and increased other operating expenses of $6.0 million or 3.6%.

The increase in salaries, wages and benefits (excluding workers’ compensation expense) of $81.0 million in 2011 is primarily the result of an increase in benefits of $54.8 million compared to the prior year resulting from the resumption of multi-employer pension contribution expense in June 2011, higher costs associated with the contractual health and welfare benefit increase effective August 2011 and increased state unemployment taxes from higher number of employees and higher taxes per employee. In addition, the increase is due to higher shipment related wages due to increased business volumes and contractual wage increases. Equity based compensation expense was $10.3 million in 2011 compared to $18.8 million in 2010. The 2011 charge is due to Series B Preferred Stock that was issued to the IBT 401(k) plan as described in “Financial Condition – Liquidity and Capital Resources”. The 2010 charge represents the compensation expense recognized for the March 1, 2010 Second Union Employee Option Plan that provided options in exchange for wage reductions.

Operating expenses and supplies were $131.8 million higher due mostly to increases in fuel costs associated with higher diesel prices and greater volumes in 2011 compared to 2010. The increase was also impacted by an increase in fleet and facility maintenance costs and an increase in bad debt expense of $7.7 million in 2011 compared to 2010, which is primarily due to higher volumes and favorable development in 2010 of receivables collectability assumptions due to improvements in revenue management processes.

During the fourth quarter of 2011, we changed our accounting policy for tires. Prior to the change, the cost of original and replacement tires mounted on new and existing equipment was reported in revenue equipment and amortized based on estimated usage. Under the new policy, the cost of replacement tires are expensed at the time those tires are placed into service, as is the case with other repairs and maintenance costs. The cost of tires on new revenue equipment will be capitalized and depreciated over the estimated useful life of the related equipment. We believe that this new policy is preferable under the circumstances because it provides a more precise and less subjective method for recognizing expenses related to tires that is consistent with industry practice. Under FASB ASC Topic 250, “Accounting Changes and Error Corrections,” we are required to report a change in accounting policy by retrospectively applying the new policy to all prior periods presented. Accordingly, we have adjusted the previously reported financial information for all periods presented. The effect of this accounting change decreased operating loss by $3.3 million during 2011 and increased operating loss by $2.7 million in 2010.

The increase in purchased transportation during 2011 versus 2010 of $39.9 million resulted primarily from increased volumes and increased fuel costs associated with higher diesel prices. Rail costs increased 30.9% due to increased volumes and fuel surcharges compared to the prior year period while other purchased transportation costs decreased 7.9% due primarily to reduced use of linehaul services from our former Truckload segment as we shifted most of the linehaul miles to YRC Freight employees and equipment.

Other operating expenses for 2011 increased by $6.0 million as a result of higher cargo claims expense of $11.6 million due to increased volume and unfavorable claim development compared to 2010. General liability claims expense decreased by $5.2 million due to reduced severity of claims.

The prior year included an impairment charge of $3.3 million related to a reduction in fair value of the Reimer trade name, primarily due to a decline in expected future revenue. Gains on property disposals of $10.5 million in 2011 compared to a loss of $0.5 million in 2010.

2010 compared to 2009

YRC Freight revenue decreased $604.5 million or 17.3% during the year ended December 31, 2010 versus the same period in 2009. The decline in operating revenue was largely driven by a 19.5% decline in total picked up tonnage partially offset by a 2.7% increase in revenue per hundred weight resulting mostly from higher fuel surcharge revenue, which was driven by higher diesel prices in 2010 as compared to the same period in 2009. The decline in picked up tonnage per day was made up of an 18.8% decline in shipments per day and a 0.9% decline in weight per shipment. The decline in shipments and tonnage resulted from the diversion of freight by customers to other carriers resulting in market share loss. We believe that customers diverted freight during 2009 due to uncertainty around our financial stability and the March 2009 integration of our former Yellow Transportation and Roadway networks. That market share loss accelerated throughout the fourth quarter of 2009 due to customer concerns surrounding the Company’s bond exchange. Once the debt exchange was finalized on December 31, 2009, our industry was hampered by severe winter weather in January and February 2010. Our volumes improved sequentially quarter over quarter during the second and third quarters of 2010, with a more normal seasonal decline in the fourth quarter as we began to secure additional business from existing and new customers.

Operating loss for YRC Freight decreased $564.1 million in 2010 compared to 2009. Revenue decreased $604.5 million in 2010 compared to 2009 while operating expenses decreased $1,168.6 million. The expense declines consisted primarily of lower salaries, wages and benefits of $808.5 million, lower operating expenses & supplies of $211.6 million or 22.3%, lower purchased transportation costs of $66.1 million or 13.9%, and lower other operating expenses of $54.3 million or 24.8%.

The decrease in salaries, wages and benefits (excluding workers’ compensation expense) of $768.6 million in 2010 is a result of substantial headcount reductions and an additional 5% wage reduction for most union employees which became effective August 2009. In addition to volume decreases, a further reduction in benefits expense resulted from the temporary cessation of pension contributions to a majority of our multi-employer union pension funds beginning in the second half of 2009 and continuing throughout 2010. Workers’ compensation expense (included in salaries, wages and benefits in the statement of operations) decreased $39.9 million or 25.0% which is reflective of fewer hours worked and improved claim frequency partially offset by higher severity per claim.

Operating expenses and supplies were $230.5 million lower due mostly to decreases in facility and fleet operating and maintenance costs due to reduced facilities, fleet downsizing, and lower volumes. The decline was also impacted by a decrease in bad debt expense of $43.3 million in 2010 compared to 2009 and is reflective of improvements in our revenue management processes and fewer bankruptcies in our customer base.

As noted above, we changed our accounting policy for tires during the fourth quarter of 2011. We have adjusted the previously reported financial information for all periods presented. The effect of this accounting change increased operating loss by $2.7 million and $8.4 million in 2010 and 2009, respectively.

The decline in purchased transportation of $66.1 million during 2010 versus 2009 resulted primarily from lower volumes yet did not keep pace with the volume decline as the unit costs of the services, including fuel surcharge costs, increased. Rail costs decreased 7.0% due to lower volumes compared to the same period in 2009 while other purchased transportation costs decreased 18.9%.

Other operating expenses decreased $54.3 million mostly due to lower operating taxes and licenses of $28.3 million primarily due to lower fuel taxes reflective of lower miles driven, lower cargo claims expense of $26.1 million due to fewer shipments and improved claims experience. In addition depreciation was lower by $27.2 million due to reduced facilities and fleet downsizing, partially offset by an impairment charge of $3.3 million related to a reduction in fair value of the Reimer tradename, primarily due to a decline in future revenue assumptions. The net loss on disposal of property was $0.5 million in 2010 compared to a gain of $14.2 million during 2009. Increased net loss was the result of higher write downs year over year related to the fair market value of our revenue equipment and facilities held for sale.

Regional Transportation Results

Regional Transportation represented approximately 32%, 31% and 27% of our consolidated revenue in 2011, 2010 and 2009, respectively.

The table below provides summary financial information for Regional Transportation for the three years ended December 31:

				Percent Change
(in millions)	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Operating revenue	$1,554.2	$1,353.9	$1,322.6	14.8%		2.4%
Operating income (loss)	32.9	3.1	(126.7)	n/m	(b)	n/m	(b)
Operating ratio(a)	97.9%	99.8%	109.6%	1.9pp	(c)	9.8pp

(a)

Operating ratio is calculated as (i) 100 percent (ii) minus the result of dividing operating income by operating revenue or (iii) plus the result of dividing operating loss by operating revenue, and expressed as a percentage.

(b)	Not meaningful.
(c)	Percentage points.

2011 compared to 2010

Regional Transportation reported operating revenue of $1,554.2 million for 2011, representing an increase of $200.3 million, or 14.8% from 2010. The two primary components of operating revenue are volume, comprised of the number of shipments and weight per shipment, and price or yield, usually evaluated on a per hundred weight basis. Total weight per day was up 8.4%, representing a 5.0% increase in total shipments per day and a 3.2% higher total weight per shipment compared to 2010. Our volume increases are primarily attributed to a moderately improving economic environment and stabilization of our customer base. A meaningful portion of our regional footprint is concentrated in the Upper Midwest where the recovery in the manufacturing sector has provided particular strong growth.

Total revenue per hundredweight increased 5.5% in 2011 as compared to 2010, due to higher fuel surcharge revenue associated with higher diesel fuel prices and a more disciplined industry pricing market partially offset by the impact of a slightly higher mix of contractual business which generally has a lower yield.

Operating income for Regional Transportation was $32.9 million for 2011, an improvement of $29.8 million from 2010, consisting of a $200.3 million increase in revenue offset by a $170.5 million increase in operating expenses. Expense increases incurred for salaries, wages and employees’ benefits (including equity based compensation expense) of $58.2 million or 6.9%, operating expenses and supplies of $96.5 million or 31.4%, purchased transportation of $15.1 million or 24.5% and other operating expenses of $11.0 million or 15.1%.

Salaries, wages and employees’ benefits expense (including equity based compensation expense) increased $58.2 million due primarily to higher shipment related wages in the current year due to greater volumes, contractual wage increases and the resumption of multi-employer pension contributions in June 2011. Additionally, 2011 expense included non-cash equity based compensation of $4.6 million due to Series B Preferred Stock that was issued to the IBT 401(k) plan in connection with the restructuring that was completed in July 2011. In 2010, we incurred a charge of $6.1 million related to the Second Union Employee Option Plan granted on March 1, 2010 that provided options in exchange for wage reductions.

Operating expenses and supplies increased $96.5 million reflecting a 45.1% increase in fuel costs (due to higher fuel prices and volumes) and a 17.8% increase in costs other than fuel. Costs were higher in the areas of equipment maintenance, driver expenses, tolls and bad debt expense as a result of increased business volumes. Purchased transportation increased $15.1 million due mostly to increased business volumes and the impact of higher fuel prices.

Other operating expenses increased $11.0 million mainly due to a higher provision for general liability claims due to unfavorable claim development factors as well as increased volume. Additionally, fuel taxes and cargo claims costs were higher primarily due to increased business volumes.

Gains on property disposals were $2.7 million in 2011 compared to a loss of $3.6 million in 2010. The 2010 operating income also included an impairment charge of $2.0 million related to a reduction in fair value of the New Penn trade name, primarily due to a decline in expected future revenue.

2010 compared to 2009

Regional Transportation reported operating revenue of $1,353.9 million for 2010, representing an increase of $31.3 million or 2.4% compared to 2009. Total weight per day was up 4.2%, representing a 6.1% higher total weight per shipment offset by a 1.8% decline in total shipments per day compared to 2009. Total revenue per hundred weight decreased 1.6% in 2010 compared to 2009, due to the impact of continued pricing pressure on our rates and a slightly higher mix of contractual business which generally has a lower yield.

Operating income for Regional Transportation was $3.1 million for 2010, an improvement of $129.8 million from 2009, consisting of a $31.3 million increase in revenue and a $98.5 million reduction in operating expenses. Regional Transportation has benefited from our comprehensive recovery plan, including cost reduction initiatives as described below. Operating expense decreases were comprised of salaries, wages and benefits of $102.9 million or 10.9%, depreciation and amortization of $2.6 million or 3.9%, and other operating expenses of $12.0 million or 14.1%. Operating expense increases included operating expenses and supplies of $12.6 million or 4.3% and purchased transportation of $2.8 million or 4.8%.

Salaries, wages and benefits expense decreased $102.9 million as a result of lower employee levels, an additional 5% wage reduction for most union employees which became effective August 2009, and decreased workers’ compensation expense due to improved claim frequency. In addition to volume decreases, a further reduction in benefits expense resulted from the temporary cessation of pension contributions to a majority of our multi-employer union pension funds beginning in the second half of 2009 and continuing throughout 2010.

Operating expenses and supplies increased $12.6 million due to higher volumes and due to a 32.3% increase in fuel costs (primarily due to higher diesel fuel prices) offset by a 13.9% reduction in costs other than fuel. Costs were lower in the areas of facility maintenance, travel, driver expenses and bad debt expense as a result of effective cost management, terminal closures and fewer bankruptcies in our customer base. Purchased transportation was 4.8% higher due to increased volumes relating to certain lines of business which utilize a higher percentage of purchased transportation. Other operating expenses were lower by $12.0 million mainly due to a much lower provision for general liability claims due to favorable claims development. Additionally, fuel taxes, licenses and cargo claims costs were lower primarily due to effective cost management.

Net losses on property disposals were $3.6 million in 2010 compared to $2.0 million in 2009 as a result of higher write downs year over year related to the fair market value of our revenue equipment and facilities held for sale. The 2010 operating loss also included an impairment charge of $2.0 million related to a reduction in fair value of the New Penn tradename, primarily due to a decline in future revenue assumptions.

Truckload Results

Truckload represented approximately 2%, 2% and 1% of our consolidated revenue in 2011, 2010 and 2009, respectively. On December 15, 2011, we completed the sale of the majority of the assets of Glen Moore to a third party and concluded its operations. We recognized a loss on the sale of these assets of approximately $4.6 million. The table below provides summary financial information for Truckload for the three years ended December 31:

				Percent Change
(in millions)	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Operating revenue	$98.9	$109.6	$112.4	(9.8%)		(2.5%)
Operating loss	(18.9)	(10.2)	(8.7)	(85.3%)		(17.2%)
Operating ratio (a)	119.1%	109.3%	107.7%	(9.8pp	)(b)	(1.6pp )

(a)	Operating ratio is calculated as (i) 100 percent (ii) plus the result of dividing operating loss by operating revenue and expressed as a percentage.
(b)	Percentage points.

2011 compared to 2010

Truckload reported operating revenue of $98.9 million for 2011, representing a decrease of $10.7 million or 9.8% from 2010. The two primary components of truckload operating revenue are volume, comprised of the miles driven, and price, usually evaluated on a revenue per mile basis.

Operating loss for Truckload was $18.9 million for 2011, an increase of $8.7 million from 2010, consisting of a $10.7 million decline in revenue offset by a $2.0 million decrease in operating expenses. Expense decreases were primarily related to lower salaries, wages and related benefits costs as a result of lower employee levels and lower shipping volumes, lower vehicle maintenance costs and a lower provision for general liability claims due to lower shipping volumes. Expense increases were primarily in the area of fuel costs as a result of higher diesel prices.

2010 compared to 2009

Truckload reported operating revenue of $109.6 million for 2010, representing a decrease of $2.8 million or 2.5% from 2009. Total miles driven per day were down 7.9% in 2010 compared to 2009 due primarily to lower business volume related to the phase out of services provided to YRC Freight which more than offset the increased revenues from third party customers. However, revenue per mile was up 5.7%, due primarily to higher fuel surcharge revenue associated with higher diesel fuel prices.

Operating loss for Truckload was $10.2 million for 2010, an increase of $1.5 million from 2009, consisting of a $2.8 million decline in revenue offset by a $1.3 million decrease in operating expenses. Decreased operating expenses were primarily related to lower salaries, wages, and related benefits costs as a result of lower employee levels offset by operating expense increases due to increases in fuel costs (higher diesel prices), vehicle maintenance costs, and a higher provision for general liability claims due to unfavorable claims development.

Discontinued Operations—YRC Logistics Results

On August 13, 2010, we completed the initial closing of the transaction contemplated by the Equity Interest Purchase Agreement dated June 25, 2010, whereby the majority of YRC Logistics was sold to CEG Holdings, Inc. (now known as MIQ Holdings). In addition, certain other operations included in the YRC Logistics segment ceased during the quarter ended June 30, 2010. As a result, the YRC Logistics segment has been reported as discontinued operations for all periods presented. See Note 4 to our consolidated financial statements for further discussion. The table below provides summary financial information for YRC Logistics for the period through the date of sale in 2010 and the year December 31, 2009:

			Percent Change
(in millions)	2010	2009	2010 vs. 2009
Operating revenue	$194.2	$411.8	(52.8%)
Net income (loss) from discontinued operations	(23.1)	12.2	n/m	(a)

(a)	Not meaningful.

Certain Non-GAAP financial measures

Our adjusted EBITDA improved to $159.2 million for the year ended December 31, 2011 from $90.3 million for the year ended December 31, 2010. We have included the reconciliation of consolidated operating loss to consolidated adjusted EBITDA and provided the adjusted EBITDA amounts by segment below.

Adjusted operating income (loss) is a non-GAAP measure that reflects the Company’s operating income (loss) before letter of credit fees, certain union employee equity-based compensation expense, net gains or losses on property disposals, and certain other items including restructuring professional fees and results of permitted dispositions. Adjusted EBITDA is a non-GAAP measure that reflects the Company’s earnings before interest, taxes, depreciation, and amortization expense, and further adjusted for letter of credit fees, equity-based compensation expense, net gains or losses on property disposals and certain other items, including restructuring professional fees and results of permitted dispositions and discontinued operations as defined in the Company’s credit facilities. Adjusted EBITDA and adjusted operating income (loss) are used for internal management purposes as a financial measure that reflects the Company’s core operating performance. In addition, management uses adjusted EBITDA to measure compliance with financial covenants in the Company’s credit facilities. Free cash flow (deficit) and adjusted free cash flow (deficit) are non-GAAP measures that reflect the Company’s operating cash flow minus gross capital expenditures and operating cash flow minus gross capital expenditures, excluding the restructuring costs included in operating cash flow, respectively. However, these financial measures should not be construed as a better measurement than operating income, operating cash flow or earnings (loss) per share, as defined by generally accepted accounting principles.

Adjusted operating income (loss), adjusted EBITDA, free cash flow (deficit) and adjusted free cash flow (deficit) have the following limitations:

•

Adjusted operating income (loss) and adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to fund restructuring professional fees, letter of credit fees, service interest or principal payments on our outstanding debt;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•

Equity based compensation is an element of our long-term incentive compensation package, although adjusted operating income (loss) and adjusted EBITDA exclude either certain union employee equity-based compensation expense or all of it as an expense, respectively, when presenting our ongoing operating performance for a particular period;

•

Adjusted free cash flow (deficit) excludes the cash usage by the Company’s restructuring activities, debt issuance costs, equity issuance costs and principal payments on our outstanding debt and the resulting reduction in the Company’s liquidity position from those cash outflows; and

•	Other companies in our industry may calculate adjusted operating income (loss), adjusted EBITDA and adjusted free cash flow differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, adjusted operating income (loss), adjusted EBITDA, free cash flow (deficit) and adjusted free cash flow (deficit) should not be considered a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using adjusted operating income (loss), adjusted EBITDA, free cash flow (deficit) and adjusted free cash flow (deficit) as a secondary measure.

Our consolidated adjusted operating ratio of 101.0% for the year ended December 31, 2011 improved 1.9 percentage points compared to the same period in 2010.

Adjusted operating ratio is calculated as (i) 100 percent (ii) minus the result of dividing adjusted operating income by operating revenue or (iii) plus the result of dividing adjusted operating loss by operating revenue, and expressed as a percentage.

Consolidated Adjusted EBITDA

The reconciliation of operating loss to adjusted operating loss and adjusted EBITDA, including adjusted operating ratio for the years ended December 31 is as follows:

(in millions)	2011	2010
Operating revenue	$4,868.8	$4,334.6
Adjusted operating ratio (a)	101.0%	102.9%
Reconciliation of operating loss to adjusted EBITDA:
Operating loss	$(138.2)	$(227.8)
(Gains) losses on property disposals, net	(8.2)	4.3
Impairment charges	—	5.3
Union equity awards	14.9	25.0
Letter of credit expense	35.2	33.3
Restructuring professional fees included in operating loss	42.1	34.0
Permitted dispositions and other	6.2	—

Adjusted operating loss	(48.0)	(125.9)
Depreciation and amortization	195.7	201.0
Equity based compensation expense	0.6	6.2
Restructuring professional fees, included in nonoperating income	1.9	1.4
Reimer Finance LP dissolution (foreign exchange)	—	5.5
Other nonoperating expenses (income), net	3.8	1.2
Add: Truckload EBITDA loss (b)	5.2	0.9

Adjusted EBITDA	$159.2	$90.3

(a)	Adjusted operating ratio is calculated as (i) 100 percent (ii) plus the result of dividing adjusted operating loss by operating revenue and expressed as a percentage.
(b)	Due to the sale of the Glen Moore assets in December 2011, we modified our 2010 adjusted EBITDA by the amount of the Truckload EBITDA loss to be comparable to our 2011 calculation.
(c)

Adjusted EBITDA for the years ended December 31, 2011 and 2010 includes $48.7 million and $3.3 million, respectively, of multi-employer pension expense. See Note 8 to our consolidated financial statements for information related to the resumption of multi-employer pension fund contributions.

Consolidated Adjusted Free Cash Flow (Deficit)

The reconciliation of adjusted EBITDA to adjusted free cash flow (deficit) for the years ended December 31, including the reconciliation to Adjusted Free Cash Flow is as follows:

(in millions)	2011	2010
Adjusted EBITDA	$159.2	$90.3
Total restructuring professional fees	(44.0)	(35.4)
Permitted dispositions and other not included in adjusted EBITDA	—	(8.2)
Cash paid for interest	(67.5)	(54.2)
Cash paid for letter of credit fees	(16.7)	—
Working capital cash flows excluding income tax, net	(50.4)	(72.5)

Net cash used in operating activities before income taxes	(19.4)	(80.0)
Cash (paid) received for income taxes, net	(6.5)	80.7

Net cash provided by (used in) operating activities	(25.9)	0.7
Acquisition of property and equipment	(71.6)	(19.2)

Free cash flow (deficit)	(97.5)	(18.5)
Total restructuring professional fees	44.0	35.4

Adjusted free cash flow (deficit)	$(53.5)	$16.9

(a)

See Note 9 to our consolidated financial statements for information related to cash interest and cash letter of credit fee obligations resulting from the July 2011 restructuring and see Note 8 to our consolidated financial statements for information related to the resumption of multi-employer pension fund contributions.

Segment Adjusted EBITDA

The following represents adjusted EBITDA by segment for the years ended December 31:

(in millions)	2011	2010
Adjusted EBITDA by segment:
YRC Freight	$43.7	$(7.4)
Regional Transportation	103.1	85.7
Corporate and other	12.4	12.0

Adjusted EBITDA	$159.2	$90.3

The reconciliation of operating loss, by segment, to adjusted operating loss and adjusted EBITDA, including adjusted operating ratio for the years ended December 31 is as follows:

YRC Freight segment (in millions)	2011	2010
Operating revenue	$3,203.0	$2,884.8
Adjusted operating ratio (a)	101.9%	104.2%
Reconciliation of operating loss to adjusted EBITDA:
Operating loss	$(88.5)	$(170.3)
(Gains) losses on property disposals, net	(10.5)	0.5
Impairment charges	—	3.3
Union equity awards	10.3	18.8
Letter of credit expense	28.1	25.8

Adjusted operating loss	(60.6)	(121.9)
Depreciation and amortization	102.9	108.0
Reimer Finance LP dissolution (foreign exchange)	—	5.5
Other nonoperating expenses (income), net	1.4	1.0

Adjusted EBITDA	$43.7	$(7.4)

(a)	Adjusted operating ratio is calculated as (i) 100 percent (ii) plus the result of dividing adjusted operating loss by operating revenue and expressed as a percentage.

Regional segment (in millions)	2011	2010
Operating revenue	$1,554.3	$1,353.9
Adjusted operating ratio (a)	97.3%	98.4%
Reconciliation of operating income to adjusted EBITDA:
Operating income	$32.9	$3.1
(Gains) losses on property disposals, net	(2.7)	3.6
Impairment charges	—	2.0
Union equity awards	4.6	6.1
Letter of credit expense	6.6	6.9

Adjusted operating income	41.4	21.7
Depreciation and amortization	61.6	63.6
Other nonoperating expenses (income), net	0.1	0.4

Adjusted EBITDA	$103.1	$85.7

(a)	Adjusted operating ratio, as adjusted, is calculated as (i) 100 percent (ii) minus the result of dividing adjusted operating income by operating and expressed as a percentage.

Truckload segment (in millions)	2011	2010
Operating revenue	$98.9	$109.6
Adjusted operating ratio (a)	113.2%	108.8%
Reconciliation of operating loss to adjusted EBITDA:
Operating loss	$(18.9)	$(10.1)
(Gains) losses on property disposals, net	5.6	—
Union equity awards	—	0.1
Letter of credit expense	0.3	0.3

Adjusted operating loss	(13.0)	(9.7)
Depreciation and amortization	7.9	8.8
Other nonoperating expenses (income), net	(0.1)	—

Adjusted EBITDA	$(5.2)	$(0.9)

(a)	Adjusted operating ratio is calculated as (i) 100 percent (ii) plus the result of dividing adjusted operating loss by operating revenue and expressed as a percentage.

Corporate and other segment (in millions)	2011	2010
Reconciliation of operating loss to adjusted EBITDA:
Operating loss	$(63.7)	$(50.5)
(Gains) losses on property disposals, net	(0.6)	0.2
Letter of credit expenses	0.2	0.3
Restructuring professional fees	42.1	34.0
Permitted dispositions and other	6.2	—

Adjusted operating loss	(15.9)	(16.0)
Depreciation and amortization	23.3	20.6
Equity based compensation expense	0.6	6.2
Restructuring professional fees, included in nonoperating income	1.9	1.4
Other nonoperating expenses (income), net	2.4	(0.2)

Adjusted EBITDA	$12.4	$12.0

Financial Condition

Liquidity and Capital Resources

The Restructuring

On July 22, 2011, we completed our financial restructuring in order to improve our liquidity position in light of our recent results from operations. The restructuring included the following transactions (collectively referred to herein as the “restructuring”):

•

an exchange offer, whereby we issued to our lenders under our then-existing credit agreement an aggregate of approximately 3.7 million shares of our new Series B Convertible Preferred Stock, which were converted into 4.6 million shares of common stock on a post split basis, and $140.0 million in aggregate principal amount of our new 10% Series A Convertible Senior Secured Notes due 2015 with payment in-kind interest (the “Series A Notes”), in exchange for a $305.0 million reduction of our credit agreement obligations;

•

the issuance and sale for cash to such lenders of $100.0 million in aggregate principal amount of our new 10% Series B Convertible Senior Secured Notes due 2015 with payment in-kind (the “Series B Notes”);

•	the execution of an amended and restated credit agreement, new asset-based loan facility and an amended and restated contribution deferral agreement with certain multiemployer pension funds;

•

the issuance of approximately 1.3 million shares of our Series B Preferred Stock to the Teamster-National 401(k) Savings Plan for the benefit of the Company’s International Brotherhood of Teamsters (“IBT”) employees, which were converted into approximately 1.6 million shares of common stock on a post split basis;

•	the issuance of one share of our new Series A Voting Preferred Stock to the IBT to confer certain board representation rights;

•	the repayment in full and termination of our then-outstanding asset-backed securitization facility (the “ABS facility”) and collateralizing our outstanding letters of credit with cash; and

•

the Teamsters National Freight Industry Negotiating Committee (“TNFINC”) of the IBT waived its right to terminate, and agreed not to further modify, the Agreement for the Restructuring of the YRC Worldwide Inc. Operating Companies, dated as of September 24, 2010 (as amended, the “2010 MOU”) such that the collective bargaining agreement will be fully binding until its specified term of March 31, 2015.

For further details regarding the above transactions, including a description of our credit facilities, amended and restated contribution deferral agreement and convertible notes, see Note 9 to the consolidated financial statements.

Liquidity Position

Our principal sources of liquidity are cash and cash equivalents and available borrowings under our $400 million ABL facility and any prospective net operating cash flows resulting from improvements in operations. As of December 31, 2011, we had cash and cash equivalents and availability under the ABL facility of approximately $276.6 million and the borrowing base under our ABL facility was approximately $360.5 million.

Our principal uses of cash are to fund our operations, including making contributions to our single employer pension plans and the multiemployer pension funds and to meet our other cash obligations, including paying cash interest and principal for our funded debt, letter of credit fees under our credit facilities and funding capital expenditures. For the years ended December 31, 2011, 2010 and 2009, our cash flow from operating activities used net cash of $26.0 million, provided net cash of $0.7 million (inclusive of net tax refunds of $80.8 million) and used net cash of $379.3 million, respectively, and we reported net losses from continuing operations of $354.4 million, $304.7 million, and $631.7 million, respectively. In 2011, our operating revenues increased by $534 million to $4.9 billion as compared to 2010 and our operating loss decreased to $138 million in 2011 from $228 million in 2010.

We improved our liquidity position as a result of the completion of the restructuring in July 2011. Nevertheless, we continue to have a considerable amount of indebtedness, a substantial portion of which will mature in late 2014 or early 2015, and considerable future funding obligations for our single employer pension plans and the multiemployer pension funds. As of December 31, 2011, we had approximately $1.3 billion in aggregate principal amount of outstanding indebtedness, which amount will increase over time as we continue to pay PIK interest on a portion of such indebtedness. We expect that our cash interest, cash principal payments and letter of credit fees for 2012 will be approximately $166.6 million. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to service such indebtedness or pay principal when due in respect of such indebtedness. We expect our funding obligations in 2012 under our single employer pension plans will be approximately $79.7 million. Since resuming participation in June 2011, our contribution obligations for multiemployer plans increased to $48.7 million for 2011 as compared to $3.3 million for 2010 and $267.1 million for 2009. See Note 8 to our consolidated financial statements included elsewhere in this annual report for further information related to contributions to our single employer pension plans and the multiemployer pension funds. In addition, we also have, and will continue to have, substantial operating lease obligations. As of December 31, 2011, our minimum rental expense under operating leases for 2012 was $48.3 million. As of December 31, 2011, our operating lease obligations through 2025 totaled $137.3 million.

Our capital expenditures for the years ended December 31, 2011, 2010 and 2009 were $71.6 million, $19.2 million and $36.3 million. These amounts were principally used to fund replacement engines and trailer refurbishments for our revenue fleet, capitalized maintenance costs for our network facilities and technology infrastructure. In light of our recent operating results and liquidity needs, we have deferred capital expenditures and expect to continue to do so for the foreseeable future, including the next twelve months. As a result, the average age of our fleet has increased and we will need to update our fleet periodically.

Over the last three fiscal years, we have generated a significant amount of liquidity through the sale and leaseback of assets, the disposal of property, assets and business lines, and the deferral of payments of our multi-employer pension contributions and payments of interest and fees under our credit agreement. We generated net proceeds from the sale and leaseback of assets and the disposal of property, assets and business lines of $76.4 million, $166.6 million and $496.5 million for the years ended December 31, 2011, 2010 and 2009, respectively, and had net borrowings of $272.1 million during 2011, net repayments of $53.5 million in 2010 and net borrowings of $83.5 million during 2009, under the Company’s credit facilities which included required mandatory debt repayments.

We deferred payment of $4.4 million and $171.4 million of multi-employer pension contributions during the years ended December 31, 2010 and 2009, respectively, converting that contribution deferral obligation into an interest-bearing debt secured by certain real estate. Net proceeds from the sales of secured real estate were used to pay down the contribution deferral obligation to $140.2 million at December 31, 2011. We also deferred payment of interest and fees under our credit agreement of $43.6 million, $93.2 million and $31.3 million during the years ended December 31, 2011, 2010 and 2009, respectively, and we exchanged $165 million of our credit agreement obligation for equity as part of our July 2011 restructuring.

As previously discussed, the credit facilities require us to comply with certain financial covenants, including maintenance of a maximum total leverage ratio, minimum interest coverage ratio, minimum adjusted EBITDA and maximum capital expenditures. Adjusted EBITDA, as defined our credit facilities, is a measure that reflects the Company’s earnings before interest, taxes, depreciation, and amortization expense, and further adjusted for letter of credit fees, equity-based compensation expense, net gains or losses on property disposals and certain other items, including restructuring profession fees and results of permitted dispositions and discontinued operations. We were in compliance with each of these covenants as of and for the four quarters ended December 31, 2011.

During the next twelve months, the thresholds required under these financial covenants are subject to significant step-ups, including, for example, a minimum adjusted EBITDA of the following:

•	$160 million for the four quarters ending March 31, 2012 and June 30, 2012,

•	$210 million for the four quarters ending September 30, 2012,

•	$250 million for the four quarters ending December 31, 2012 and

•	$275 million for the four quarters ending March 31, 2013.

Our adjusted EBITDA (as defined in our credit facilities) for the four quarters ended December 31, 2011 was $159.2 million as compared to the covenant requirement of $125 million.

Our current management forecast indicates that our operating results are not expected to improve at a rate sufficient for us to meet these stepped-up minimum covenant thresholds beginning in the second quarter of 2012. In addition, we have a covenant compliance risk prior to the second quarter of 2012. As a result, our operating results would have to improve beyond our current expectations for us to remain in compliance with these more stringent financial covenants. Our operating results are impacted by a number of factors, many of which are outside of our control, and as a result, we cannot provide any assurances that this will be the case. In the event that we fail to meet these financial covenants, we will need to seek an amendment or waiver from our lenders or otherwise we will be in default under our credit facilities, which would enable lenders thereunder to accelerate the repayment of amounts outstanding and exercise remedies with respect to collateral. In the event that our lenders under our credit facilities demand payment, we will not have sufficient cash and cash flows from operations to repay such indebtedness. In addition, a default under our credit facilities or the lenders exercising their remedies thereunder would trigger cross-default provisions in our other indebtedness and certain other operating agreements. Our ability to amend our credit facilities or otherwise obtain waivers from our lenders depends on matters that are outside of our control and there can be no assurance that we will be successful in that regard.

We expect that our cash and cash equivalents, improvements in operating results and availability under our credit facilities will be sufficient to allow us to fund our operations, to increase working capital as necessary to support our planned revenue growth and to fund planned capital expenditures for the foreseeable future, including the next twelve months. Our ability to continue as a going concern over the next twelve months is dependent on a number of factors, many of which are outside of our control. These factors include:

•	our operating results, pricing and shipping volumes must continue to improve at a rate significantly better than what we have achieved in our recent financial results;

•

we must continue to comply with covenants and other terms of our credit facilities so as to have access to the borrowings available to us under such credit facilities or otherwise obtain lender approval to modify those covenants;

•	our anticipated cost savings under our labor agreements, including wage reductions and savings due to work rule changes, must continue;

•	we must complete real estate sale transactions as anticipated;

•	we must continue to defer purchases of replacement revenue equipment or secure suitable lease financing arrangements for such replacement revenue equipment;

•	we must continue to implement and realize substantial cost savings measures to match our costs with business levels and to continue to become more efficient;

•

we must continue to carefully manage receipts and disbursements, including amounts and timing, focusing on reducing days sales outstanding for trade receivables and managing days outstanding for trade payables; and

•

we must be able to generate operating cash flows that are sufficient to provide for additional cash requirements for pension contributions to single-employer and multiemployer pension plans, cash interest on debt and for capital expenditures or additional lease payments for new revenue equipment.

There can be no assurance that management will be successful or that such plans will be achieved. We expect to continue to monitor our liquidity, work to alleviate these uncertainties and address our cash needs through a combination of one or more of the following actions:

•	we will continue to aggressively seek additional and return business from customers;

•	we will continue to attempt to reduce our escrow deposits and letter of credit collateral requirements related to our self-insurance programs;

•	if appropriate, we may sell additional equity or pursue other capital market transactions; and

•	we may consider selling additional assets or business lines, which would require lenders’ consent in certain cases.

The Company has experienced recurring net losses from continuing operations and operating cash flow deficits. Our ability to continue as a going concern is dependent on many factors, including among others, improvements in our operating results necessary to comply with our existing debt covenant requirements, or modify our existing debt covenant requirements and achieve the operating results necessary to comply with the modified covenants. These conditions raise significant uncertainty about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of the foregoing uncertainties.

Additional risks regarding our liquidity in 2012 are described in Item 1A – Risk Factors in this report.

Forward-Looking Statements in “Liquidity”

Our beliefs regarding liquidity sufficiency are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended. Forward-looking statements are indicated by words such as “should,” “could,” “may,” “expect,” “believe,” “estimate” and other similar words. Our actual liquidity may differ from our projected liquidity based on a number of factors, including those listed in “Liquidity and Capital Resources—Liquidity Position”.

Cash Flow

Operating Cash Flow

Operating cash flow was a usage of $26.0 million during the year ended December 31, 2011 as compared to $0.7 million net provided during 2010 due to net income tax payments of $6.5 million in 2011 as compared to net refunds of $80.8 million in 2010. Operating cash flows used by our discontinued operations were $23.9 million for the year ended December 31, 2010, with no corresponding amount in 2011. Operating cash flows in both years were also favorably impacted by the deferral of certain fee and interest payments under our debt and financing obligations of $43.6 million and $93.2 million for the year ended December 31, 2011 and 2010, respectively. Absent these deferrals and this conversion, cash used in operating activities would have increased by these same amounts.

Operating cash flows increased $380.0 million during the year ended December 31, 2010 as compared to 2009 largely due to a reduced operating loss, deferred interest and a net income tax refund of $80.8 million. Operating cash flows were also favorably impacted by the deferral of certain fee and interest payments under our debt and financing obligations of $93.2 million and $31.3 million for the year ended December 31, 2010 and 2009, respectively. Operating cash flows also exclude $4.4 million and $171.4 million for the year ended December 31, 2010 and 2009, respectively, of pension expense charges that were converted to long-term debt of which a portion has been paid through asset sale proceeds. Absent these deferrals and this conversion, cash used in operating activities would have increased by these same amounts.

Investing Cash Flow

In 2011, net proceeds from property and equipment decreased by $70.7 million compared to 2010. Gross property and equipment additions for 2011 were $71.6 million versus $19.2 million for 2010 with the increase primarily due to the increased purchase of new revenue equipment of $47.4 million versus $14.8 million in 2010. Proceeds on land and structure sales in 2011 were $49.4 million versus $56.5 million in 2010 as we continued to sell excess properties resulting primarily from our network integration efforts. Additionally during 2011, we sold the assets of Glen Moore to a third party and received proceeds of $18.3 million. See a more detailed discussion of 2011, 2010 and 2009 activity below in “Capital Expenditures”.

In 2010, net proceeds from property and equipment decreased by $30.3 million compared to 2009. Gross property and equipment additions for 2010 were $19.2 million versus $36.3 million for 2009 with the decrease primarily due to a strategic decision to reduce overall capital expenditures. Revenue equipment purchases of $14.8 million were down slightly in 2010 from 2009. Proceeds on land and structure sales in 2010 were $56.5 million versus $102.9 million in 2009 as we sold excess properties resulting primarily from our network integration efforts.

Other than the property and equipment activity discussed above, investing activities in 2010 included $34.3 million of cash proceeds received from the sale of YRC Logistics to CEG Holdings Inc. (now known as MIQ Holdings) and in 2009 included $31.9 million of cash proceeds received from the sale of the Dedicated Fleet division of YRC Logistics to Greatwide Dedicated Transport.

Financing Cash Flow

Net cash provided by financing activities for 2011 was $240.1 million versus cash used by financing activities of $61.5 million for 2010. The 2011 activity is a result of $441.6 million of proceeds from the issuance of long-term debt, offset by $46.7 million in debt repayments and by a $122.8 million pay down on the ABS facility and $30.5 million of debt issuance costs. The $441.6 million of long-term debt issued in 2011 consists of proceeds of $100.0 million from the Series B Notes, $262.3 million from the ABL facility, $70.3 million from credit agreement borrowings and $9.0 million from additional lease financing obligations. The 2010 activity is a result of a $23.5 million pay down on the ABS facility, a $30.0 net repayment of other debt, $18.6 million of debt issuance costs and $17.3 million of equity issuance costs offset by $15.9 million in at the market stock issuance of common stock and $12.0 million of stock issued for the 6% Notes. In 2009, net cash provided by financing activities was $16.7 million. The 2009 activity is a result of an $83.5 million increase in total debt due to the addition of our lease financing obligations and pension deferral obligations, offset by $60.9 million of debt issuance costs related to the modification of our Credit Agreement and $6.0 million of equity issuance costs related to the debt-for-equity exchange we completed in December 2009.

Capital Expenditures (Proceeds)

Our capital expenditures focus primarily on revenue equipment replacement, land and structures and investments in information technology. Our business is capital intensive with significant investments in service center facilities and a fleet of tractors and trailers. We determine the amount and timing of capital expenditures based on numerous factors, including anticipated growth, economic conditions, new or expanded services, regulatory actions and availability of financing.

The table below summarizes our actual net capital expenditures (proceeds) by type and investments for the years ended December 31:

(in millions)	2011	2010	2009
Revenue equipment, net	$35.4	$(16.1)	$(9.6)
Land, structures and technology, net	(31.2)	(50.4)	(87.2)

Total net capital (proceeds) expenditures	4.2	(66.5)	(96.8)
Disposition of an affiliate	—	(34.3)	(31.9)

Total	$4.2	$(100.8)	$(128.7)

During 2011, we had capital expenditures related to revenue equipment of $47.4 million primarily related to the maintenance of our current fleet. During 2010, we curtailed our overall capital expenditures and continued to downsize our fleet and were able to generate net proceeds from the sale of equipment of $15.7 million. In 2009, as a result of the March 2009 YRC Freight integration, we were able to dispose of a sizeable portion of our older revenue equipment units and generated net proceeds of $8.6 million. This amount includes $16.9 million of capital expenditures for necessary replacement equipment. Proceeds on land sales, primarily excess properties, in 2011 were $49.4 million versus $56.5 million in 2010 and $102.9 million in 2009. Our 2011 technology expenditures increased $6.3 million in 2011versus a 2010 decrease of $5.1 million as we focused our information technology efforts on improvement of our current technology which is not capitalizable. Our 2009 technology expenditures decreased $31.9 million versus 2008 as we changed our information technology efforts from building new tools to data migration related to the YRC Freight integration, the costs of which were expensed.

Our expectation regarding our ability to fund capital expenditures out of existing financing facilities and cash flow is only our forecast regarding this matter. This forecast may be substantially different from actual results. In addition to the factors previously described in “Liquidity and Capital Resources –Liquidity Position”, the introduction to “Part I” and the risk factors listed in “Item 1A” of this report, the following factors could affect levels of capital expenditures: the accuracy of our estimates regarding our spending requirements; changes in our strategic direction; the need to spend additional capital on cost reduction opportunities; the need to replace any unanticipated losses in capital assets and our ability to dispose of excess real estate at our anticipated sales price. In addition, our credit facilities contain provisions that restrict our level of capital expenditures.

Non-union Pension Obligations

We provide defined benefit pension plans for certain employees not covered by collective bargaining agreements. The Yellow Transportation and Roadway qualified plans cover approximately 14,000 employees including those currently receiving benefits and those who have left the Company with deferred benefits. On January 1, 2004, the existing qualified benefit plans were closed to new participants. On July 1, 2008, the benefit accrual for participants was frozen.

The Pension Relief Act of 2010 allowed eligible plan sponsors to extend its amortization period for pension losses. Effective January 2011, we formally elected the “2 plus 7” amortization schedule for the 2009 and 2010 plan years. Based on this election, we intend to make the required minimum plan contributions.

During 2011, our pension expense was $30.9 million and our cash contributions were $30.3 million. Using our current plan assumptions, which include an assumed 7.00% return on assets and a discount rate of 5.23%, we expect to record expense of $27.5 million for the year ended December 31, 2012. Additionally, we expect our cash contributions for all sponsored pension plans to be as follows:

(in millions)	Cash Contributions
2012 Expected	$79.7
2013 Expected	108.4
2014 Expected	115.3
2015 Expected	103.0
2016 Expected	84.2

If future actual asset returns fall short of the 7.00% assumption by 1% per year, total cash contributions would be $12.3 million higher over the next five years. If future actual asset returns exceed the 7.00% assumption by 1% per year, total cash contributions would be $12.5 million lower over the next five years. In addition, if interest rates used to determine funding requirements decrease 100 basis points from January 1, 2012 levels, total cash contributions would be $100.9 million higher over the next five years and if interest rates increase 100 basis points from January 1, 2012 levels, total cash contributions would be $97.5 million lower over the next five years.

The Company’s investment strategy for its pension assets and its related pension contribution funding obligation includes an active interest rate hedging program designed to mitigate the impact of changes in interest rates on each plan’s funded position. If the pension discount rate falls, the Company’s investment strategy is designed to significantly mitigate such interest rate risk to each pension plan’s funded status and the Company’s contribution funding obligation. Conversely, if the pension discount rate rises, some portion of the beneficial impact of a rising discount rate on the pension liability will be foregone. The investment program is dynamic and it is anticipated the hedging program will adapt to market conditions.

Contractual Obligations and Other Commercial Commitments

The following tables provide aggregated information regarding our contractual obligations and commercial commitments as of December 31, 2011. Most of these obligations and commitments have been discussed in detail either in the preceding paragraphs or the notes to the financial statements. The tables do not include expected pension funding as disclosed separately in the previous section.

Contractual Cash Obligations

	Payments Due by Period
(in millions)	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
Balance sheet obligations:(a)
ABL borrowings including interest	$41.1	$358.6	$—	$—	$399.7
Long-term debt including interest(b)	36.5	136.6	644.5	—	817.6
Lease financing obligations	40.8	84.5	87.8	139.3	352.4	(c)
Pension deferral obligations including interest	9.8	19.6	142.2	—	171.6
Workers’ compensation, property damage and liability claims obligations	132.8	153.9	76.5	166.3	529.5
Off balance sheet obligations:
Operating leases	48.3	48.1	19.7	21.2	137.3
Letter of credit fees	38.4	76.5	7.6	—	122.5	(d)
Capital expenditures	42.1	—	—	—	42.1

Total contractual obligations	$389.8	$877.8	$978.3	$326.8	$2,572.7

(a)

Total liabilities for unrecognized tax benefits as of December 31, 2011, were $27.1 million and are classified on the Company’s consolidated balance sheet within “Other Current and Accrued Liabilities”.

(b)

Long-term debt maturities are reflected by contractual maturity for all obligations other than the contingent convertible senior notes which have a par value of $1.9 million. These notes are instead presented based on the earliest possible redemption date defined as the first date on which the note holders have the option to require us to purchase their notes at par. At December 31, 2011, these notes are convertible for cash payment of a nominal amount based on an assumed market price of $12.50 per share for our common stock. Should the note holders elect to exercise the conversion options, cash payments would be less than those presented in the table above.

(c)

The $352.4 million of lease financing obligation payments represent interest payments of $269.6 million and principal payments of $82.8 million. The remaining principle obligation is offset by the estimated book value of leased property at the expiration date of each lease agreement.

(d)

The $122.5 million of letter of credit fees are related to the cash collateral for our standby letter of credit for our outstanding letters of credit on our previous ABS facility, as well as the amended and restated credit agreement outstanding letters of credit.

During the year ended December 31, 2011, we entered into new operating leases for revenue equipment of approximately $14.3 million. We expect in the ordinary course of business that our operating leases will be renewed or replaced as they expire. Our ability to renew or replace these operating leases is dependent upon our credit quality at the time of renewal or replacement. The leases generally provide for fixed and escalating rentals and contingent escalating rentals based on the Consumer Price Index not to exceed certain specified amounts. We record rent expense for our operating leases on a straight-line basis over the base term of the lease agreements. In many cases our subsidiaries enter into leases and a parent guarantee is issued. The maximum amount of undiscounted future payments under the guarantee are the same as the contractual cash obligations disclosed above.

Other Commercial Commitments

The following table reflects other commercial commitments or potential cash outflows that may result from a contingent event, such as a need to borrow short-term funds due to insufficient free cash flow.

	Amount of Commitment Expiration Per Period
(in millions)	Less than 1 year	1-3 years	3-5 years		After 5 years	Total
Unused lines of credit:
ABL Facility	$—	$76.1	$—		$—	$76.1
Letters of credit(b)	—	—	437.0	(a)	—	437.0
Surety bonds	89.1	—	—		—	89.1

Total commercial commitments	$89.1	$76.1	$437.0		$—	$602.2

(a)

Under our credit facilities, we hold in restricted escrow $6.2 million of cash related to the net cash proceeds from certain asset sales. This restricted escrow provides additional cash collateral for our outstanding letters of credit.

(b)	Additionally, we hold in restricted escrow $59.7 million which represents cash collateral for our outstanding letters of credit on our previous ABS facility.

Critical Accounting Policies

Preparation of our financial statements requires accounting policies that involve significant estimates and judgments regarding the amounts included in the financial statements and disclosed in the accompanying notes to the financial statements. We continually review the appropriateness of our accounting policies and the accuracy of our estimates including discussion with the Audit/Ethics Committee of our Board of Directors who make recommendations to management regarding these policies. Even with a thorough process, estimates must be adjusted based on changing circumstances and new information. Management has identified the policies described below as requiring significant judgment and having a potential material impact to our financial statements.

Revenue Reserves

We consider our policies regarding revenue-related reserves as critical based on their significance in evaluating our financial performance by management and investors. We have an extensive system that allows us to accurately capture, record and control all relevant information necessary to effectively manage our revenue reserves.

In addition, YRC Freight and Regional Transportation recognize revenue on a gross basis because the entities are the primary obligors even when they use other transportation service providers who act on their behalf. YRC Freight and Regional Transportation remain responsible to their customers for complete and proper shipment, including the risk of physical loss or damage of the goods and cargo claims issues. Management believes these policies most accurately reflect revenue as earned. Our revenue-related reserves involve three primary estimates: shipments in transit, rerate reserves and uncollectible accounts.

Shipments in Transit

We assign pricing to bills of lading at the time of shipment based primarily on the weight, general classification of the product, the shipping destination and individual customer discounts. This process is referred to as rating. For shipments in transit, YRC Freight and Regional Transportation record revenue based on the percentage of service completed as of the period end and accrue delivery costs as incurred. The percentage of service completed for each shipment is based on how far along in the shipment cycle each shipment is in relation to standard transit days. Standard transit days are defined as our published service days between origin zip code and destination zip code. Based on historical cost and engineering studies, certain percentages of revenue are determined to be earned during each stage of the shipment cycle, such as initial pick up, long distance transportation, intermediate transfer and customer delivery. Using standard transit times, we analyze each shipment in transit at a particular period end to determine what stage the shipment is in. We apply that stage’s percentage of revenue earned factor to the rated revenue for that shipment to determine the revenue dollars earned by that shipment in the current period. The total revenue earned is accumulated for all shipments in transit at a particular period end and recorded as operating revenue. Management believes this provides a reasonable estimation of the portion of in transit revenue actually earned.

Rerate Reserves

At various points throughout our customer invoicing process, incorrect ratings (ie. prices) could be identified based on many factors, including weight verifications or updated customer discounts. Although the majority of rerating occurs in the same month as the original rating, a portion occurs during the following periods. We accrue a reserve for rerating based on historical trends. At December 31, 2011 and 2010, our financial statements included a rerate reserve as a reduction to “Accounts Receivable” of $16.4 million and $19.0 million, respectively.

Uncollectible Accounts

We record an allowance for doubtful accounts primarily based on historical uncollectible amounts. We also take into account known factors surrounding specific customers and overall collection trends. Our process involves performing ongoing credit evaluations of customers, including the market in which they operate and the overall economic conditions. We continually review historical trends and make adjustments to the allowance for doubtful accounts as appropriate. Our allowance for doubtful accounts totaled $12.0 million and $14.5 million as of December 31, 2011 and 2010, respectively.

Claims and Self-Insurance

We are self-insured up to certain limits for workers’ compensation, cargo loss and damage, property damage and liability claims. We measure the liabilities associated with workers’ compensation and property damage and liability claims primarily through actuarial methods performed by an independent third party. Actuarial methods include estimates for the undiscounted liability for claims reported, for claims incurred but not reported and for certain future administrative costs. These estimates are based on historical loss experience and judgments about the present and expected levels of costs per claim and the time required to settle claims. The effect of future inflation for costs is considered in the actuarial analysis. Actual claims may vary from these estimates due to a number of factors, including but not limited to, accident frequency and severity, claims management, changes in healthcare costs and overall economic conditions. We discount the actuarial calculations of claims liabilities for each calendar year to present value based on the average U.S. Treasury rate, during the calendar year of occurrence, for maturities that match the initial expected payout of the liabilities. As of December 31, 2011 and 2010, we had $500.7 million and $515.2 million accrued for claims and insurance, respectively. The claims and insurance liabilities for YRC Logistics, which is included in our discontinued operations, were not assumed by the third party buyer and therefore are still included in our outstanding liabilities.

Pension

Effective July 1, 2008, we froze our qualified and nonqualified defined benefit pension plans for all participating employees not covered by collective bargaining agreements. Given the frozen status of the plans, the key estimates in determining pension cost are return on plan assets and discount rate, each of which are discussed below.

Return on Plan Assets

The assumption for expected return on plan assets represents a long-term assumption of our portfolio performance that can impact our pension expense. With $727.6 million of plan assets for the YRC Worldwide funded pension plans, a 100-basis-point decrease in the assumption for expected rate of return on assets would increase annual pension expense by approximately $6.6 million and would have no effect on the underfunded pension liability reflected on the balance sheet.

We believe our 2012 expected rate of return of 7.0% is appropriate based on our investment portfolio as well as a review of other objective indices. Although plan investments are subject to short-term market volatility, we believe they are well diversified and closely managed. Our asset allocation as of December 31, 2011 consisted of 25% equities, 50% in debt securities, 22% in absolute return investments, and 3% in interest bearing accounts and as of December 31, 2010 consisted of 23% equities, 48% in debt securities, 26% in absolute return investments, and 3% in interest bearing accounts. The 2011 allocation is consistent with the current long-term target asset allocation for the plans which is 25% for equities, 48% for debt securities and 27% for absolute return investments. We will continue to review our expected long-term rate of return on an annual basis and revise appropriately. Refer to our discussion of “Nonunion Pension Obligations” under the “Financial Condition” section for details of actual and anticipated pension charges.

Discount Rate

The discount rate refers to the interest rate used to discount the estimated future benefit payments to their present value, also referred to as the benefit obligation. The discount rate allows us to estimate what it would cost to settle the pension obligations as of the measurement date, December 31, and impacts the following year’s pension cost. We determine the discount rate by selecting a portfolio of high quality noncallable bonds with interest payments and maturities generally consistent with our expected benefit payments.

Although the discount rate used requires little judgment, changes in the discount rate can significantly impact our pension cost. For example, a 100-basis-point decrease in our discount rate would increase our underfunded pension liability reflected in shareholders’ equity by approximately $142.3 million, net of tax. That same change would have a smaller impact on our annual pension expense, which would increase by approximately $0.4 million. Changes in the discount rate used for financial reporting do not have a direct impact on cash funding requirements. The discount rate can fluctuate considerably over periods depending on overall economic conditions that impact long-term corporate bond yields. At December 31, 2011 and 2010, we used a discount rate to determine benefit obligations of 5.23% and 5.79%, respectively.

Gains and Losses

Gains and losses occur due to changes in the amount of either the projected benefit obligation or plan assets from experience different than assumed and from changes in assumptions. We recognize an amortization of the net gain or loss as a component of net pension cost for a year if, as of the beginning of the year, that net gain or loss exceeds ten percent of the greater of the benefit obligation or the market-related value of plan assets. If an amortization is required, it equals the amount of net gain or loss that exceeds the ten percent corridor, amortized over the average remaining life expectancy of plan participants.

As of year end 2011, the pension plans have net losses of $350.3 million and a projected benefit obligation of $1,165.3 million. The average remaining life expectancy of plan participants is approximately 27 years. For 2012, we expect to amortize approximately $11.0 million of the net loss. The comparable amortization amounts for 2011 and 2010 were $9.4 million and $5.9 million, respectively.

Multi-Employer Pension Plans

YRC Freight, New Penn, Holland and Reddaway contribute to approximately 36 separate multi-employer pension plans for employees that our collective bargaining agreements cover (approximately 76% of total YRC Worldwide employees). The pension plans provide defined benefits to retired participants.

We do not directly manage multi-employer plans. Trustees, half of whom the respective union appoints and half of whom various contributing employers appoint, manage the trusts covering these plans.

Our collective bargaining agreements with the unions determine the amount of our contributions to these plans. We recognize as net pension expense the contractually required contribution for the respective period and recognize as a liability any contributions due and unpaid.

During the first quarter of 2009 through the third quarter of 2009, we deferred payment of certain of our contributions to multi-employer pension funds. These deferred payments have been expensed and the liability recorded as either debt or deferred contribution obligations. From the third quarter of 2009 through May 2011, our obligations to make certain multi-employer pension contributions under certain of our collective bargaining agreements were temporarily ceased, so no expense was required to be recognized for this period.

Effective June, 2011 our contribution obligations to the plans resumed at 25% of the rate in effect in July, 2009. The Western Conference of Teamsters Pension Plan policies precluded the Company from reentering the plan. The failure to reenter did not constitute a withdrawal subject to certain conditions as outlined in Note 9 to our consolidated financial statements. Contribution obligations related to the employees previously covered by this plan are now being made to the Teamsters National 401(k) Plan.

In 2006, the Pension Protection Act became law and modified both the Internal Revenue Code (as amended, the “Code”) as it applies to multi-employer pension plans and the Employment Retirement Income Security Act of 1974 (as amended, “ERISA”). The Code and ERISA (in each case, as so modified) and related regulations establish minimum funding requirements for multi-employer pension plans. The funding status of these plans is determined by many factors, including the following factors:

•	the number of participating active and retired employees

•	the number of contributing employers

•	the amount of each employer’s contractual contribution requirements

•	the investment returns of the plans

•	plan administrative costs

•	the number of employees and retirees participating in the plan who no longer have a contributing employer

•	the discount rate used to determine the funding status

•	the actuarial attributes of plan participants (such as age, estimated life and number of years until retirement)

•	the benefits defined by the plan

If any of our multi-employer pension plans fails to:

•	meet minimum funding requirements

•	meet a required funding improvement or rehabilitation plan that the Pension Protection Act may require for certain of our underfunded plans

•	obtain from the IRS certain changes to or a waiver of the requirements in how the applicable plan calculates its funding levels or

•	reduce pension benefits to a level where the requirements are met,

we could be required to make additional contributions to the pension plan. If any of our multi-employer pension plans enters critical status and our contributions are not sufficient to satisfy any rehabilitation plan schedule, the Pension Protection Act could require us to make additional contributions to the multi-employer pension plan from five to ten percent of the contributions that our collective bargaining agreements requires until the agreement expires.

If we fail to make our required contributions to a multi-employer plan under a funding improvement or rehabilitation plan or if the benchmarks that an applicable funding improvement plan provides are not met by the end of a prescribed period, the IRS could impose an excise tax on us with respect to the plan. Such an excise tax would then be assessed to the plan’s contributing employers, including the Company. These excise taxes are not contributed to the deficient funds, but rather are deposited in the United States general treasury funds. The Company does not believe that the temporary cessation of certain of its contributions to applicable multi-employer pension funds from the third quarter of 2009 through May 2011 will give rise to these excise taxes as we believe these contributions were not required for that period.

Depending on the amount involved, a requirement to increase contributions beyond our contractually agreed rate or the imposition of an excise tax on us could have a material adverse impact on the business, financial condition, liquidity, and results of operations of YRC Worldwide.

Funded Status of the Multi-Employer Pension Plans and Contingent Withdrawal Liabilities

The plan administrators and trustees of multi-employer pension plans do not routinely provide us with current information regarding the funded status of the plans. Much of our information regarding the funded status has been (i) obtained from public filings using publicly available plan asset values, which are often dated, and (ii) based on the limited information available from plan administrators or trustees, which has not been independently validated.

The Pension Protection Act provides that certain plans with a funded percentage of less than 65%, or that fail other tests, will be deemed to be in critical status. Plans in critical status must create a rehabilitation plan to exit critical status within periods that the Pension Protection Act prescribes. We believe that based on information obtained from public filings and from plan administrators and trustees, many of the multi-employer pension plans in which we participate, including The Central States Southeast and Southwest Areas Pension Plan and Road Carriers Local 707 Pension Fund, are in critical status. If the funding of the multi-employer pension plans does not reach certain goals (including those required not to enter endangered or critical status or those required by a plans funding improvement or rehabilitation plan), our pension expenses could further increase upon the expiration of our collective bargaining agreements.

We believe that based on information obtained from public filings and from plan administrators and trustees, our portion of the contingent liability in the case of a full withdrawal or termination from all of the multi-employer pension plans would be an estimated $9 billion on a pre-tax basis. Our applicable subsidiaries have no current intention of taking any action that would subject us to payment of material withdrawal obligations.

Property and Equipment and Definite Life Intangibles

Impairment Testing

We review property and equipment and definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate recoverability of assets to be held and used by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

We believe that the accounting estimate related to asset impairment is a critical accounting estimate because: (1) it requires our management to make assumptions about future revenues and expenses over the life of the asset, and (2) the impact that recognizing an impairment would have on our financial position, as well as our results of operations, could be material. Management’s assumptions about future revenues and expenses require significant judgment because actual revenues and expenses have fluctuated in the past and may continue to do so. In estimating future revenues and expenses, we use our internal business forecasts. We develop our forecasts based on recent revenue and expense data for existing services and other industry and economic factors. To the extent that the Company is unable to achieve forecasted improvements in shipping volumes and pricing initiatives or realize forecasted cost savings, the Company may incur significant impairment losses on property and equipment or intangible assets.

Depreciable Lives of Assets

We review the appropriateness of depreciable lives for each category of property and equipment. These studies utilize models, which take into account actual usage, physical wear and tear, and replacement history to calculate remaining life of our asset base. For revenue equipment, we consider the optimal life cycle usage of each type of equipment, including the ability to utilize the equipment in different parts of the fleet or at different operating units in the organization. Capital, engine replacement, refurbishment and maintenance costs are considered in determining total cost of ownership and related useful lives for purposes of depreciation recognition. We also make assumptions regarding future conditions in determining potential salvage values. These assumptions impact the amount of depreciation expense recognized in the period and any gain or loss once the asset is disposed.

During the fourth quarter of 2011 we revised the accounting for tires in our YRC Freight segment. Prior to the change, the cost of original and replacement tires mounted on new and existing equipment was capitalized as a revenue equipment asset and amortized to operating expense based on estimated mileage-based usage. Under the new policy, the cost of replacement tires are expensed at the time those tires are placed into service, as is the case with other repairs and maintenance costs. The cost of tires on newly acquired revenue equipment is capitalized and depreciated over the estimated useful life of the related equipment. We believe that this new policy is preferable under the circumstances because it provides a more precise and less subjective method for recognizing expense related to replacement tires that is consistent with industry practice. The effect of this accounting policy change increased net loss by $3.3 million and $3.6 million in 2011 and 2010, respectively, and decreased net loss by $2.5 million in 2009. The accounting policy change also affected our consolidated balance sheets in the periods presented by increasing reported amounts for revenue equipment and reducing amounts for accumulated deficit.

Indefinite Life Intangibles

Indefinite life intangibles are assessed at least annually for impairment or more frequently if indicators of impairment exist. Indefinite life intangibles, primarily tradenames, are tested by comparing the carrying amount to fair value generally using the relief from royalty method (an income approach).

We believe that the accounting estimate related to indefinite life intangibles is a critical accounting estimate because (1) it requires our management to make assumptions about fair values, and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Management’s assumptions about fair values require considerable judgment because changes in broad economic factors and industry factors can result in variable and volatile fair values. Assumptions with respect to rates used to discount cash flows, a key input, are dependent upon interest rates and the cost of capital at a point in time.

Accounting for Income Taxes

We use the asset and liability method to reflect income taxes on our financial statements. We recognize deferred tax assets and liabilities by applying enacted tax rates to the differences between the carrying value of existing assets and liabilities and their respective tax basis and to loss carryforwards. Realizable tax credit carryforwards are recorded as deferred tax assets. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the change occurs. We assess the validity of deferred tax assets and loss and tax credit carryforwards and provide valuation allowances when we determine, based on the weight of evidence, it is more likely than not that such assets, losses, or credits will not be realized. Changes in valuation allowances are included in our tax provision or in equity if directly related to other comprehensive income (loss) in the period of change. In determining whether a valuation allowance is warranted, we evaluate factors such as prior years’ earnings, loss carry-back and carry-forward periods, reversals of existing deferred tax liabilities and tax planning strategies that potentially enhance the likelihood of the realization of a deferred tax asset. We have not recognized deferred taxes relative to foreign subsidiaries’ earnings that are deemed to be permanently reinvested. Any related taxes associated with such earnings are not material.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Position

We have exposure to a variety of market risks, including the effects of interest rates, foreign exchange rates and fuel prices.

Risk from Interest Rates

To provide adequate funding through seasonal business cycles and minimize overall borrowing costs, we utilize both fixed rate and variable rate financial instruments with varying maturities. At December 31, 2011, we had approximately 34% of our outstanding debt at fixed rates. If interest rates for our variable rate long-term debt had averaged 10% more during the year, our interest expense would have increased, and income before taxes would have decreased by $1.7 million and $1.9 million for the years ended December 31, 2011 and 2010, respectively.

The table below provides information regarding our interest rate risk related to fixed-rate debt as of December 31, 2011. The contingent convertible senior notes are presented based on the earliest possible redemption date defined as the first date on which the note holders have the option to require us to purchase their notes at par. All other facilities are presented based on contractual maturity.

(in millions)	2012	2013	2014	2015	2016	Thereafter	Total
Fixed-rate debt	$1.9	$—	$69.4	$384.9	$—	$—	$456.2
Interest rate	3.375-5.0%		6.0%	3.0-18.0%

The fair values of our fixed-rate debt of $308.6 million and $22.4 million as compared to its principal value of $456.2 million and $71.3 million have been calculated based on the quoted market prices where available and conversion prices at December 31, 2011 and 2010, respectively. The market price for the contingent convertible senior notes, included in the preceding amounts, reflects the combination of debt and equity components of the convertible instrument.

Foreign Exchange Rates

Revenue, operating expenses, assets and liabilities of our Canadian, Mexican, and Asian subsidiaries are denominated in local currencies, thereby creating exposure to fluctuations in exchange rates. The risks related to foreign currency exchange rates are not material to our consolidated financial position or results of operations.

Fuel Price Volatility

YRC Freight and Regional Transportation currently have effective fuel surcharge programs in place. As discussed previously, these programs are well established within the industry and customer acceptance of fuel surcharges remains high. Since the amount of fuel surcharge is based on average, national diesel fuel prices and is reset weekly, our exposure to fuel price volatility is significantly reduced. In general, under our present fuel surcharge program, we believe rising fuel costs are beneficial to us, and falling fuel costs are detrimental to us, in the short term.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED BALANCE SHEETS

YRC Worldwide Inc. and Subsidiaries

(in thousands except share and per share data)	December 31, 2011	December 31, 2010
Assets
Current Assets:
Cash and cash equivalents	$200,521	$143,017
Restricted amounts held in escrow	59,680	—
Accounts receivable, less allowances of $11,966 and $14,499	476,793	442,500
Fuel and operating supplies	25,909	16,463
Deferred income taxes, net	31,587	118,273
Prepaid expenses and other	43,469	47,779

Total current assets	837,959	768,032

Property and Equipment:
Land	276,417	317,091
Structures	895,471	962,922
Revenue equipment	1,426,432	1,489,825
Technology equipment and software	267,322	258,871
Other	209,216	210,704

Total cost	3,074,858	3,239,413
Less – accumulated depreciation	(1,738,304)	(1,710,216)

Net property and equipment	1,336,554	1,529,197

Intangibles, net	117,492	139,525
Restricted amounts held in escrow	96,251	—
Other assets	97,584	134,802

Total assets	$2,485,840	$2,571,556

Liabilities and Shareholders’ Deficit
Current Liabilities:
Accounts payable	$151,922	$147,112
Wages, vacations and employees’ benefits	210,409	196,486
Claims and insurance accruals	178,002	176,631
Other current and accrued liabilities	125,944	275,595
Current maturities of long-term debt	9,459	222,873

Total current liabilities	675,736	1,018,697

Other Liabilities:
Long-term debt, less current portion	1,345,201	837,262
Deferred income taxes, net	31,687	118,624
Pension and postretirement	440,265	447,928
Claims and other liabilities	351,563	360,439
Commitments and Contingencies
Shareholders’ Deficit:
Cumulative Preferred stock, $1.00 par value per share – authorized 5,000,000 shares
Series A Preferred stock, shares issued 1 and 0, liquidation preference $1 and $0	—	—
Series B Preferred stock, shares issued 0 and 0, liquidation preference $0 and $0	—	—
Common stock, $0.01 par value per share – authorized 33,333,333 and 266,667 shares, issued 6,847,000 and 159,000 shares	68	2
Capital surplus	1,902,957	1,643,752
Accumulated deficit	(1,930,202)	(1,520,891)
Accumulated other comprehensive loss, net of taxes	(234,100)	(239,626)
Treasury stock, at cost (410 shares)	(92,737)	(92,737)

Total YRC Worldwide Inc. shareholders’ deficit	(354,014)	(209,500)

Non-controlling interest	(4,598)	(1,894)
Total shareholders’ deficit	(358,612)	(211,394)

Total liabilities and shareholders’ deficit	$2,485,840	$2,571,556

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED OPERATIONS

YRC Worldwide Inc. and Subsidiaries

For the years ended December 31

(in thousands except per share data)	2011	2010	2009
Operating Revenue	$4,868,844	$4,334,640	$4,871,025

Operating Expenses:
Salaries, wages and employees’ benefits	2,798,192	2,671,468	3,561,069
Equity based compensation expense	15,510	31,205	31,290
Operating expenses and supplies	1,194,543	945,310	1,130,090
Purchased transportation	535,386	455,800	486,429
Depreciation and amortization	195,666	200,977	245,827
Other operating expenses	276,030	248,142	310,448
(Gains) losses on property disposals, net	(8,246)	4,306	(12,108)
Impairment charges	—	5,281	—

Total operating expenses	5,007,081	4,562,489	5,753,045

Operating loss	(138,237)	(227,849)	(882,020)

Nonoperating (Income) Expenses:
Interest expense	156,106	159,192	161,570
Equity investment impairment	—	12,338	30,374
Fair value adjustment of derivative liabilities	79,221	—	—
(Gain) loss on debt extinguishment	(25,794)	5,947	—
Gain on debt redemption, net	—	—	(193,872)
Interest income	(435)	(321)	(719)
Restructuring transaction costs	17,783	—	—
Other, net	(3,249)	(4,116)	9,209

Nonoperating expenses, net	223,632	173,040	6,562

Loss from Continuing Operations Before Income Taxes	(361,869)	(400,889)	(888,582)
Income Tax Benefit	(7,452)	(96,203)	(256,876)

Net Loss from Continuing Operations	(354,417)	(304,686)	(631,706)
Net Income (Loss) from Discontinued Operations, net of tax	—	(23,084)	12,235

Net Loss	(354,417)	(327,770)	(619,471)
Less: Net Loss Attributable to Non-Controlling Interest	(3,154)	(1,963)	—

Net Loss Attributable to YRC Worldwide Inc.	$(351,263)	$(325,807)	$(619,471)

Amortization of beneficial conversion feature on preferred stock	(58,048)	—	—

Net Loss Attributable to Common Shareholders	$(409,311)	$(325,807)	$(619,471)

Weighted Average Common Shares Outstanding – Basic and Diluted	2,087	132	8

Basic and Diluted Loss Per Share
Loss from continuing operations attributable to YRC Worldwide Inc.	$(196.12)	$(2,293.30)	$(79,519.96)
Income (Loss) from discontinued operations	—	(174.87)	1,540.16

Net loss Per Share	$(196.12)	$(2,468.17)	$(77,979.80)

Amounts Attributable to YRC Worldwide Inc. Common Shareholders
Loss from continuing operations, net of tax	$(409,311)	$(302,723)	$(631,706)
Income (Loss) from discontinued operations, net of tax	—	(23,084)	12,235

Net loss	$(409,311)	$(325,807)	$(619,471)

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

YRC Worldwide Inc. and Subsidiaries

For the years ended December 31

(in thousands)	2011	2010	2009
Operating Activities:
Net loss	$(354,417)	$(327,770)	$(619,471)
Noncash items included in net loss:
Depreciation and amortization	195,666	205,930	259,391
Fair value adjustment of derivative liability	79,221	—	—
(Gain) loss on extinguishment of debt	(25,794)	5,947	—
Amortization of deferred debt costs	23,761	46,182	29,120
Equity based compensation expense	15,510	31,205	31,290
Paid-in-kind interest on Series A Notes and Series B Notes	13,099	—	—
(Gains) losses on property disposals, net	(8,246)	5,706	(11,911)
Deferred income tax benefit, net	(167)	(64,163)	(196,041)
Equity investment impairment	—	12,338	30,374
Impairment charges	—	5,281	—
Gains on debt redemptions, net	—	—	(193,872)
Other noncash items	(3,714)	(3,105)	9,659
Restructuring transaction costs	17,783	—	—
Changes in assets and liabilities, net:
Accounts receivable	(36,288)	4,859	312,024
Accounts payable	4,987	(15,793)	(141,053)
Other operating assets	(5,208)	46,806	20,821
Other operating liabilities	57,839	47,264	90,350

Net cash provided by (used in) operating activities	(25,968)	687	(379,319)

Investing Activities:
Acquisition of property and equipment	(71,628)	(19,150)	(36,270)
Proceeds from disposal of property and equipment	67,461	85,669	133,061
(Deposits into) withdrawals from restricted escrow, net	(155,931)	—	—
Disposition of affiliate, net of cash sold	—	34,290	31,948
Other, net	3,462	5,223	6,363

Net cash provided by (used in) investing activities	(156,636)	106,032	135,102

Financing Activities:
Asset backed securitization payments, net	(122,788)	(23,497)	(715)
Issuance of long-term debt	441,602	230,258	331,542
Repayment of long-term debt	(46,687)	(260,214)	(247,285)
Debt issuance costs	(30,472)	(18,614)	(60,853)
Equity issuance costs	(1,547)	(17,323)	(6,033)
Equity issuance proceeds	—	15,906	—
Stock issued in connection with the 6% Notes	—	11,994	—

Net cash provided by (used in) financing activities	240,108	(61,490)	16,656

Net Increase (Decrease) In Cash and Cash Equivalents	57,504	45,229	(227,561)

Cash and Cash Equivalents, Beginning of Year	143,017	97,788	325,349

Cash and Cash Equivalents, End of Year	$200,521	$143,017	$97,788

STATEMENTS OF CONSOLIDATED CASH FLOWS

YRC Worldwide Inc. and Subsidiaries

For the years ended December 31

(in thousands)	2011	2010	2009
Supplemental Cash Flow Information:
Income tax refund (payments), net	$(6,475)	$80,768	$(35,885)
Interest paid	(67,486)	(54,183)	(72,823)
Interest deferred	43,600	88,174	21,264
Pension contribution deferral transferred to debt	—	4,361	171,351
Lease financing transactions	8,985	46,564	331,492
Interest paid in stock for the 6% Notes	2,082	2,007	—
Debt issuance costs paid in stock	—	3,027	—
Deferred interest and fees converted to equity	43,164	—	—
Debt redeemed for equity consideration	8,711	—	463,063

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY (DEFICIT)

YRC Worldwide Inc. and Subsidiaries

For the years ended December 31

(in thousands except share data)	2011	2010	2009
Preferred Stock
Beginning balance	$—	$4,346	$—
Issuance of equity in exchange for debt	5,000	—	4,346
Conversion of preferred shares to common shares	(5,000)	(4,346)	—

Ending balance	—	—	4,346

Common Stock
Beginning balance	2	—	—
Issuance of equity in exchange for debt	4	—	—
Conversion of preferred shares to common shares	62	2	—

Ending balance	68	2	—

Capital Surplus
Beginning balance	1,643,752	1,577,340	1,301,999
Conversion of preferred shares to common shares	57,986	4,344	—
Conversion feature embedded in the Series A Notes	26,526	—	—
Conversion feature embedded in the Series B Notes	106,793	—	—
Issuance of equity upon conversion of Series B Notes	8,707	—	—
Beneficial conversion feature on preferred stock	58,048	—	—
Shares issued in connection with ABS amendment	—	3,027	—
At the market issuances of common stock (net of transaction costs)	—	15,388	—
Beneficial conversion feature of the 6% Notes	—	3,341	—
Stock issued in connection with the 6% Notes	—	11,993	—
Interest paid in stock for the 6% Notes	2,082	2,007	—
Issuance of equity in exchange for debt and interest (net of transaction costs)	—	(1,999)	246,792
Equity issuance costs	(1,548)	—	—
Equity based compensation	611	28,311	28,013
Other, net	—	—	536

Ending balance	1,902,957	1,643,752	1,577,340

Accumulated Deficit
Beginning balance	(1,520,891)	(1,195,084)	(575,613)
Amortization of conversion feature on preferred stock	(58,048)	—	—
Net loss attributable to YRC Worldwide Inc.	(351,263)	(325,807)	(619,471)

Ending balance	(1,930,202)	(1,520,891)	(1,195,084)

Accumulated Other Comprehensive Income (Loss)
Beginning balance	(239,626)	(144,479)	(172,550)
Pension, net of tax:
Net pension gains (losses) and other adjustments	(3,575)	(105,241)	14,935
Reclassification of net losses to net income	9,629	3,932	2,429
Curtailment, settlement adjustments and other	—	(226)	846
Foreign currency translation adjustments	(528)	6,388	9,861

Ending balance	(234,100)	(239,626)	(144,479)

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

YRC Worldwide Inc. and Subsidiaries

For the years ended December 31

(in thousands except share data)	2011	2010	2009
Treasury Stock, At Cost
Beginning and Ending balance	(92,737)	(92,737)	(92,737)

Noncontrolling Interest
Beginning balance	(1,894)	—	—
Noncontrolling interest in Jiayu upon consolidation	—	115	—
Net loss attributable to the noncontrolling interest	(3,154)	(1,963)	—
Capital investment	757	—	—
Foreign currency translation adjustments	(307)	(46)	—

Ending Balance	(4,598)	(1,894)	—

Total Shareholders’ Equity (Deficit)	$(358,612)	$(211,394)	$149,386

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF COMPREHENSIVE LOSS

YRC Worldwide Inc. and Subsidiaries

For the years ended December 31

(in thousands)	2011	2010	2009
Net loss attributed to YRC Worldwide Inc.	$(351,263)	$(325,807)	$(619,471)
Other comprehensive income (loss) attributable to YRC Worldwide Inc., net of tax:
Pension:
Net prior service cost	9	6	6
Net actuarial gains (losses) and other adjustments	6,045	(101,315)	17,358
Curtailment, settlement adjustments and other	—	(226)	846
Changes in foreign currency translation adjustments	(528)	6,388	9,860

Other comprehensive income (loss) attributable to YRC Worldwide Inc.	5,526	(95,147)	28,070

Comprehensive loss attributable to YRC Worldwide Inc.	$(345,737)	$(420,954)	$(591,401)

The notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

YRC Worldwide Inc. and Subsidiaries

1. Description of Business

YRC Worldwide Inc. (also referred to as “YRC Worldwide”, “the Company”, “we”, “us” or “our”), one of the largest transportation service providers in the world, is a holding company that through wholly owned operating subsidiaries and its interests in certain joint ventures offers its customers a wide range of transportation services. These services include global, national and regional transportation as well as logistics. Our operating segments include the following:

•

YRC Freight (formerly National Transportation) is the reporting segment for our transportation service providers focused on business opportunities in national, regional and international services. YRC Freight provides for the movement of industrial, commercial and retail goods, primarily through centralized management and customer facing organizations. This unit includes our less-than-truckload (“LTL”) subsidiary YRC Inc. (“YRC Freight”) and Reimer Express (“YRC Reimer”), a subsidiary located in Canada that specializes in shipments into, across and out of Canada. In addition to the United States (“U.S.”) and Canada, YRC Freight also serves parts of Mexico, Puerto Rico and Guam.

•

Regional Transportation is the reporting segment for our transportation service providers focused on business opportunities in the regional and next-day delivery markets. Regional Transportation is comprised of Holland, New Penn Motor Express (“New Penn”) and Reddaway. These companies each provide regional, next-day ground services in their respective regions through a network of facilities located across the United States; Quebec, Canada; Mexico and Puerto Rico.

•

Truckload reflects the results of Glen Moore, a provider of truckload services throughout the U.S. On December 15, 2011, we completed the sale of the majority of the assets of Glen Moore to a third party and concluded its operations. See Note 13 to our consolidated financial statements for further discussion.

Ability to Continue as a Going Concern

Our consolidated financial statements were prepared assuming we would continue as a going concern (which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, including the next twelve months). Our ability to continue as a going concern is dependent on many factors, including among other things, improvements in our operating results necessary to comply with our debt covenant requirements, amend or modify our existing debt covenant requirements or achieve the operating results necessary to comply with the covenants in any amended or modified debt facilities. Management’s plans with respect to these conditions are further described in Note 9 to our consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. If we are unsuccessful in achieving management’s plans, we would consider in court and out of court restructuring alternatives.

2. Principles of Consolidation and Summary of Accounting Policies

The accompanying consolidated financial statements include the accounts of YRC Worldwide and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. We report on a calendar year basis. The quarters of the Regional Transportation companies (with the exception of New Penn) consist of thirteen weeks that end on a Saturday either before or after the end of March, June and September, whereas all other operating segment quarters end on the natural calendar quarter end. Investments in non-majority owned affiliates or those in which we do not have control where the entity is either not a variable interest entity or YRC Worldwide is not the primary beneficiary are accounted for on the equity method. We own a 65% equity interest in Shanghai Jiayu Logistics Co. Ltd. (“Jiayu”) for which we consolidate the results in our financial statements effective April 1, 2010 and therefore have a noncontrolling (minority) interest included in our consolidated subsidiaries; consequently, a portion of our shareholders’ equity (deficit), net loss and comprehensive loss for the periods presented are attributable to noncontrolling interests. Comprehensive loss attributable to our non-controlling interest was not material for any period presented. Management makes estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual results could differ from those estimates.

Reverse Stock Splits

The board of directors approved a reverse stock split effective December 1, 2011 at a ratio of 1:300. The reverse stock split was effective on NASDAQ on December 2, 2011. The board of directors also approved a reverse stock split effective September 30, 2010 at a ratio of 1:25. The reverse stock split was effective on NASDAQ on October 1, 2010. Fractional shares were not issued in connection with the reverse stock splits. Fractional shares were collected and pooled by our transfer agent and sold in the open market and the proceeds were allocated to the stockholders’ respective accounts pro rata in exchange for their fractional shares. Shareholders’ Equity (Deficit) has been retroactively adjusted to give effect to the reverse stock splits for all periods presented by reclassifying from Common stock to Capital surplus, the par value of the share reduction in connection with the reverse splits. All share numbers and per share amounts in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been retroactively adjusted to give effect to the reverse stock splits.

Each of the reverse stock splits reduced the number of shares of our common stock available for issuance under our employee and director equity plans in proportion to the reverse stock split ratio. Under the terms of our outstanding equity awards, the reverse stock split reduced the number of shares of our common stock issuable upon exercise or vesting of such awards in proportion to the reverse stock split ratio and caused a proportionate increase in the exercise price of such awards to the extent they were stock options. The number of shares of our common stock issuable upon exercise or vesting of outstanding equity awards was rounded to the nearest whole share and no cash payment was made in respect of such rounding.

Accounting policies refer to specific accounting principles and the methods of applying those principles to fairly present our financial position and results of operations in accordance with generally accepted accounting principles. The policies discussed below include those that management has determined to be the most appropriate in preparing our financial statements and are not otherwise discussed in a separate note.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments purchased with maturities of three months or less.

Under the Company’s cash management system, checks issued but not presented to banks frequently result in book overdraft balances for accounting purposes which are classified within accounts payable in the accompanying consolidated balance sheets. The change in book overdrafts are reported as a component of operating cash flows for accounts payable as they do not represent bank overdrafts.

Concentration of Credit Risks and Other

We sell services and extend credit based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses.

At December 31, 2011, approximately 76% of our labor force was subject to collective bargaining agreements, which predominantly expire in 2015. In January 2009, the primary labor agreement was modified to reflect a 10% reduction in all wages, inclusive of scheduled increases, through the remaining life of the agreement. The modification also suspended any cost of living increases. In July 2009, the primary labor agreement was again modified to reflect an additional 5% reduction in all wages through the remaining life of the agreement. In September 2010, we modified the primary labor agreement to extend the expiration date from March 31, 2013 to March 31, 2015. The modification also extended the temporary cessation of pension contributions to June 1, 2011 at which time we began contributing at the rate of 25% of the contribution rate as of July 1, 2009. Additionally the modification extended the 15% wage reductions but provided for wage increases in 2013 and 2014 and provided for significant changes in work rules.

Revenue Recognition

For shipments in transit, we record revenue based on the percentage of service completed as of the period end and accrue delivery costs as incurred. The percentage of service completed for each shipment is based on how far along in the shipment cycle each shipment is in relation to standard transit days. Standard transit days are defined as our published service days between origin zip code and destination zip code. Based on historical cost and engineering studies, certain percentages of revenue are determined to be earned during each stage of the shipment cycle, such as initial pick up, long distance transportation, intermediate transfer and customer delivery. Using standard transit times, we analyze each shipment in transit at a particular period end to determine what stage the shipment is in. We apply that stage’s percentage of revenue earned factor to the rated revenue for that shipment to determine the revenue dollars earned by that shipment in the current period. The total revenue earned is accumulated for all shipments in transit at a particular period end and recorded as operating revenue.

In addition, we recognize revenue on a gross basis because the entities are the primary obligors even when they use other transportation service providers who act on their behalf. We remain responsible to their customers for complete and proper shipment, including the risk of physical loss or damage of the goods and cargo claims issues. We assign pricing to bills of lading at the time of shipment based primarily on the weight, general classification of the product, the shipping destination and individual customer discounts. This process is referred to as rating. At various points throughout our process, incorrect ratings could be identified based on many factors, including weight verifications or updated customer discounts. Although the majority of rerating occurs in the same month as the original rating, a portion occurs during the following periods. We accrue a reserve for rerating based on historical trends. At December 31, 2011 and 2010, our financial statements included a rerate reserve as a reduction to “Accounts Receivable” of $16.4 million and $19.0 million, respectively.

Foreign Currency

Our functional currency is the U.S. dollar, whereas, our foreign operations utilize the local currency as their functional currency. Accordingly, for purposes of translating foreign subsidiary financial statements to the U.S. dollar reporting currency, assets and liabilities of our foreign operations are translated at the fiscal year end exchange rates and income and expenses are translated monthly at the average exchange rates for each respective month. Foreign currency gains and losses resulting from foreign currency transactions resulted in a $5.2 million gain, $8.4 million gain and a $0.6 million loss during 2011, 2010 and 2009, respectively, and are included in “Other nonoperating (income) expense” and “Net income (loss) from discontinued operations, net of tax” in the accompanying statements of consolidated operations. Approximately $5.5 million of the 2010 gain relates to the recognition of foreign currency translation adjustment from the dissolution of a certain wholly owned subsidiary.

Claims and Insurance Accruals

Claims and insurance accruals, both current and long-term, reflect the estimated settlement cost of claims for workers’ compensation, cargo loss and damage, and property damage and liability that insurance does not cover. We establish and modify reserve estimates for workers’ compensation and property damage and liability claims primarily upon actuarial analyses prepared by independent actuaries. These reserves are discounted to present value using a risk-free rate based on the year of occurrence. The risk-free rate is the U.S. Treasury rate for maturities that match the expected payout of such claims and was 0.8%, 1.1% and 1.4% for workers’ compensation claims incurred for the years ended and as of December 31, 2011, 2010 and 2009, respectively. The rate was 0.5%, 0.7% and 1.0% for property damage and liability claims incurred for the years ended and as of December 31, 2011, 2010 and 2009, respectively. The process of determining reserve requirements utilizes historical trends and involves an evaluation of accident frequency and severity, claims management, changes in health care costs and certain future administrative costs. The effect of future inflation for costs is considered in the actuarial analysis. Adjustments to previously established reserves are included in operating results in the year of adjustment. As of December 31, 2011 and 2010, we had $500.7 million and $515.2 million, respectively, accrued for claims and insurance. The claims and insurance liabilities for YRC Logistics, which is included in our discontinued operations, were not assumed by the third party buyer and therefore are still included in our outstanding liabilities.

Expected aggregate undiscounted amounts and material changes to these amounts as of December 31 are presented below:

(in millions)	Workers’ Compensation	Property Damage and Liability Claims	Total
Undiscounted amount at December 31, 2009	$451.7	$111.4	$563.1
Estimated settlement cost for 2010 claims	113.3	30.8	144.1
Claim payments	(145.9)	(52.2)	(198.1)
Change in estimated settlement cost for older claim years	27.5	12.1	39.6

Undiscounted amount at December 31, 2010	$446.6	$102.1	$548.7
Estimated settlement cost for 2011 claims	106.9	32.4	139.3
Claim payments	(124.5)	(66.5)	(191.0)
Change in estimated settlement cost for older claim years	20.6	11.9	32.5

Undiscounted settlement cost estimate at December 31, 2011	$449.6	$79.9	$529.5

Discounted settlement cost estimate at December 31, 2011	$402.2	$78.5	$480.3

In addition to the amounts above, settlement cost amounts for cargo claims and other insurance related amounts, none of which are discounted, totaled $20.4 million and $18.0 million at December 31, 2011 and 2010, respectively.

Estimated cash payments to settle claims which were incurred on or before December 31, 2011, for the next five years and thereafter are as follows:

(in millions)	Workers’ Compensation	Property Damage and Liability Claims	Total
2012	$102.8	$30.0	$132.8
2013	69.9	20.9	90.8
2014	49.6	13.6	63.2
2015	36.7	8.0	44.7
2016	28.0	3.7	31.7
Thereafter	162.6	3.7	166.3

Total	$449.6	$79.9	$529.5

Stock-Based Compensation

We have various stock-based employee compensation plans, which are described more fully in Note 11 to our consolidated financial statements. We recognize compensation costs for non-vested shares and compensation cost for all share-based payments (i.e., options) based on the grant date fair value. Additionally, we recognize compensation cost for all share-based payments granted on a straight-line basis over the requisite service period (generally three to four years) based on the grant-date fair value.

Property and Equipment

We carry property and equipment at cost less accumulated depreciation. We compute depreciation using the straight-line method based on the following service lives:

Years
Structures	10 – 30
Revenue equipment	10 – 20
Technology equipment and software	3 – 7
Other	3 – 10

We charge maintenance and repairs to expense as incurred, and capitalize replacements and improvements when these costs extend the useful life of the asset. We utilize certain terminals and equipment under operating leases. Leasehold improvements are capitalized and amortized over the remaining lease term.

Our investment in technology equipment and software consists primarily of customer service and freight management equipment and related software. We capitalize certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll and payroll-related costs for employees directly associated with the project. For the years ended December 31, 2011, 2010 and 2009, we capitalized $3.1 million, $1.8 million, and $1.6 million, respectively, which were primarily payroll and payroll-related costs.

For the years ended December 31, 2011, 2010 and 2009, depreciation expense was $173.8 million, $181.1 million, and $226.6 million, respectively.

During the fourth quarter of 2011 we changed our accounting for tires in our YRC Freight segment. Prior to the change, the cost of original and replacement tires mounted on new and existing equipment was capitalized as a revenue equipment asset and amortized to operating expense based on estimated mileage-based usage. Under the new policy, the cost of replacement tires are expensed at the time those tires are placed into service, as is the case with other repairs and maintenance costs. The cost of tires on newly acquired revenue equipment is capitalized and depreciated over the estimated useful life of the related equipment. We believe that this new policy is preferable under the circumstances because it provides a more precise and less subjective method for recognizing expense related to tires that is consistent with industry practice.

Under ASC Topic 250, “Accounting Changes and Error Corrections,” we are required to report a change in accounting policy by retrospectively applying the new policy to all prior periods presented, unless it is impractical to determine the prior-period effect. Accordingly, we have adjusted our previously reported financial information for all periods presented. The effect of this accounting policy change increased net loss by $3.3 million and $3.6 million in 2011 and 2010, respectively, and decreased net loss by $2.5 million in 2009. The accounting policy change also affected our consolidated balance sheets in the periods presented by increasing amounts reported for revenue equipment and reducing the amount of accumulated deficit. The cumulative effect of this change increased the accumulated deficit as of January 1, 2009 by $20.3 million. The table below provides the details of the effect of this accounting policy change:

	2011
(in millions except per share amounts)	Prior to Change	Effect of Change	As Adjusted
Statements of Operations
Operating expenses and supplies	$1,192.7	$1.8	$1,194.5
Depreciation and amortization	194.1	1.6	195.7
(Gains) losses on property disposals, net	(8.1)	(0.1)	(8.2)
Income tax benefit	(7.5)	—	(7.5)
Net Loss from Continuing Operations	(351.1)	(3.3)	(354.4)
Net Loss Attributable to Common Shareholders	(406.0)	(3.3)	(409.3)
Statements of Consolidated Cash Flows
Net loss	(351.1)	(3.3)	(354.4)
Depreciation and amortization	194.1	1.6	195.7
Deferred income tax benefit, net	(0.2)	—	(0.2)
(Gains) losses on property disposals, net	(8.1)	(0.1)	(8.2)
Other operating assets	(7.1)	1.9	(5.2)
Net cash provided by (used in) operating activities	(25.9)	0.1	(26.0)
Acquisition of property and equipment	(71.5)	(0.1)	(71.6)
Loss per share
Basic	$(194.56)	$(1.56)	$(196.12)
Diluted	$(194.56)	$(1.56)	$(196.12)

	2010
(in millions except per share amounts)	Prior to Change	Effect of Change	As Adjusted
Statements of Operations
Operating expenses and supplies	$949.2	$(3.9)	$945.3
Depreciation and amortization	198.5	2.5	201.0
(Gains) losses on property disposals, net	5.6	(1.3)	4.3
Income tax benefit	(102.5)	6.3	(96.2)
Net Loss from Continuing Operations	(301.1)	(3.6)	(304.7)
Net Loss Attributable to Common Shareholders	(322.2)	(3.6)	(325.8)
Statements of Consolidated Cash Flows
Net loss	(324.2)	(3.6)	(327.8)
Depreciation and amortization	203.4	2.5	205.9
Deferred income tax benefit, net	(70.4)	6.3	(64.1)
(Gains) losses on property disposals, net	7.0	(1.3)	5.7
Other operating assets	51.1	(4.3)	46.8
Net cash provided by (used in) operating activities	1.1	(0.4)	0.7
Acquisition of property and equipment	(19.6)	0.4	(19.2)
Loss per share
Basic	$(2,441.10)	$(27.07)	$(2,468.17)
Diluted	$(2,441.10)	$(27.07)	$(2,468.17)
Consolidated Balance Sheet
Revenue equipment	$1,488.4	$1.4	$1,489.8
Less – accumulated depreciation	(1,687.4)	(22.8)	(1,710.2)
Accumulated deficit	(1,499.5)	(21.4)	(1,520.9)

	2009
(in millions except per share amounts)	Prior to Change	Effect of Change	As Adjusted
Statements of Operations
Operating expense and supplies	$1,136.6	$(6.6)	$1,130.0
Depreciation and amortization	241.6	4.2	245.8
Income tax benefit	(262.8)	5.9	(256.9)
(Gains) losses on property disposals, net	(6.1)	(6.0)	(12.1)
Net Loss from Continuing Operations	(634.3)	2.5	(631.8)
Net Loss Attributable to Common Shareholders	(622.0)	2.5	(619.5)
Statements of Consolidated Cash Flows
Net loss	(622.0)	2.5	(619.5)
Depreciation and amortization	255.2	4.2	259.4
Deferred income tax benefit, net	(201.9)	5.9	(196.0)
(Gains) losses on property disposals, net	(5.9)	(6.0)	(11.9)
Other operating assets	28.4	(7.6)	20.8
Net cash provided by (used in) operating activities	(378.3)	(1.0)	(379.3)
Acquisition of property and equipment	(37.3)	1.0	(36.3)
Loss per share
Basic	$(78,300.55)	$320.75	$(77,979.80)
Diluted	$(78,300.55)	$320.75	$(77,979.80)

Impairment of Long-Lived Assets

If facts and circumstances indicate that the carrying amount of held-and-used identifiable amortizable intangibles and property, plant and equipment may be impaired, we perform an evaluation of recoverability in accordance with FASB ASC Topic 360. Our evaluation compares the estimated future undiscounted cash flows associated with the asset or asset group to its carrying amount to determine if a reduction to the carrying amount is required. The carrying amount of an impaired asset would be reduced to fair value if the estimated undiscounted cash flows are insufficient to recover the carrying value of the asset group.

During the year ended December 31, 2011 we determined a review for impairment of our long-lived asset groups was necessary in connection with an update of our internal business forecasts. Our analysis of estimated future undiscounted cash flows indicated it was not necessary to estimate the fair value of such asset groups at December 31, 2011, with the exception of Jiayu a 65% owned equity investment. The estimated fair value of Jiayu did not exceed its carrying amount and resulted in an impairment charge of $1.3 million on the property, plant and equipment, primarily based on the used revenue equipment market in China (a Level 3 fair value measurement), and $2.7 million on the intangibles. These impairment charges were recorded in depreciation and amortization in the accompanying statements of consolidated operations.

Based on current economic conditions and the results of operations, we determined reviews of impairment for held-and-used long-lived assets were necessary in 2010 and 2009. Our analysis of undiscounted cash flows indicated no impairment charge for held-and-used long-lived assets was required in 2010 and 2009.

We believe that the accounting estimate related to asset impairment is a critical accounting estimate because: (1) it requires our management to make assumptions about future revenues and expenses over the life of the asset, and (2) the impact that recognizing an impairment would have on our financial position, as well as our results of operations, could be material. Management’s assumptions about future revenues and expenses require significant judgment because actual revenues have fluctuated in the past and may continue to do so. In estimating future revenues and expenses, we use our internal business forecasts. We develop our forecasts based on recent revenue and expense data for existing services and other industry and economic factors. To the extent that we are unable to achieve forecasted improvements in shipping volumes and pricing initiatives or realize forecasted cost savings, the Company may incur significant impairment losses on property and equipment or intangible assets.

Asset Retirement Obligations

We record estimated liabilities for the cost to return leased property to its original condition at the end of a lease term. Revisions to these liabilities for such costs may occur due to changes in the estimates for real property lease restoration costs, or changes in regulations or agreements affecting these obligations. These obligations could also include removal of underground storage tanks at leased or owned properties. Our accrual also includes amounts for restoration of U.S. federal “Superfund” sites. When we have been identified as a potentially responsible party in a Superfund site, we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by us to the total volume of waste at the site. At December 31, 2011 and 2010, our accrued asset retirement obligations totaled $6.7 million and $7.7 million, respectively. These amounts are included in “Other current and accrued liabilities” in the accompanying consolidated balance sheets.

Assets Held for Sale

When we plan to dispose of property or equipment by sale, the asset is carried in the financial statements at the lower of the carrying amount or estimated fair value, less cost to sell, and is reclassified to assets held for sale. Additionally, after such reclassification, there is no further depreciation taken on the asset. For an asset to be classified as held for sale, management must approve and commit to a formal plan, the sale should be anticipated during the ensuing year and the asset must be actively marketed, be available for immediate sale, and meet certain other specified criteria.

During the fourth quarter of 2011, we made a decision to place certain held for sale surplus properties into a real estate auction. As a result of this decision, we recognized an impairment charge of $9.5 million in the fourth quarter to adjust the carrying value of these properties to be auctioned to their current estimated fair market value.

At December 31, 2011 and 2010, the net book value of assets held for sale was approximately $39.1 million and $71.2 million, respectively. This amount is included in “Property and Equipment” in the accompanying consolidated balance sheets. We recorded charges of $17.9 million, $31.1 million and $25.9 million for the years ended December 31, 2011, 2010 and 2009, respectively, to reduce properties and equipment held for sale to estimated fair value, less cost to sell. These charges for unrealized losses together with realized gains and losses on property disposals are included in “(Gains) losses on property disposals, net” in the accompanying statements of operations.

Fair Value Measurements

We determined fair value measurements used in our consolidated financial statements based upon the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable a data for substantially the full term of the assets or liabilities.

•	Level 3 – Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. We believe that our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2011 and 2010.

The following table summarizes the fair value hierarchy of the Company’s financial assets and liabilities carried at fair value on a recurring basis as of December 31, 2011:

		Fair Value Measurements at December 31, 2011
	Total Carrying Value at December 31, 2011	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Restricted amounts held in escrow-current	$59.7	$59.7	$—	$—
Restricted amounts held in escrow-long term	96.2	96.2	—	—

Total assets at fair value	155.9	155.9	—	—

Restricted amounts held in escrow are invested in money market accounts and are recorded at fair value on quoted market prices. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to the short-term nature of these instruments. See Note 8 to our consolidated financial statements for discussion regarding the fair value of our pension assets and Note 10 to our consolidated financial statements for discussion regarding the fair value of current and long-term debt obligations.

Earnings from Equity Method Investments

We account for our ownership in certain joint ventures under the equity method and accordingly, recognize our share of the respective joint ventures earnings in “Other nonoperating (income) expense” in the accompanying statements of operations.

The following reflects the components of these results for the years ended December 31:

(in millions)	2011	2010	2009
Our share of joint venture (earnings) losses	$(2.7)	$(0.8)	$2.0
Additional depreciation and amortization as required by purchase accounting	—	1.1	1.5
Impairment charge (Jiayu)	—	12.3	30.4

Net equity method (earnings) losses	$(2.7)	$12.6	$33.9

The presentation above only includes Jiayu earnings through March 31, 2010, as this entity’s financial information was consolidated as of April 1, 2010 see Note 3 to our consolidated financial statements below for additional details.

Reclassifications

Certain amounts within the prior years have been reclassified to conform with the current year presentation. We separately classified “Gain (loss) on debt extinguishment” from the “Other, net” line on the Statements of Consolidated Operations to make the presentation comparable to 2011. This presentation reflects how management evaluates information in the Statements of Consolidated Operations.

3. Investment

Shanghai Jiayu Logistics Co., Ltd.

On August 19, 2008, we completed the purchase of a 65% equity interest in Shanghai Jiayu Logistics Co., Ltd. (“Jiayu”), a Shanghai, China ground transportation company with a purchase price of $59.4 million. Through March 31, 2010, we accounted for our 65% ownership in Jiayu as an equity method investment as the rights of the minority shareholder were considered extensive and allowed for their ability to veto many business decisions. These rights were primarily provided as a part of the General Manager role held by the minority shareholder. Effective April 1, 2010, the minority shareholder no longer had a role in the management of the operations of the business which changed the conclusion from an accounting perspective regarding the relationship of this joint venture and accordingly, required that we consolidate Jiayu in our financial statements effective April 1, 2010. In accordance with FASB ASC Topic 805, we completed a fair value analysis of Jiayu as of April 1, 2010, the date of consolidation, and determined the fair value to be less than the carrying value of the equity method investment and as a result, we recorded a $12.3 million impairment charge during the three months ended June 30, 2010. The fair value analysis utilized a discounted cash flow model, an income approach (level three measurement as defined in FASB ASC Topic 820) that includes assumptions as to future revenue, operating income, and cost of capital, among others. Additionally as part of the fair value analysis we recorded a tradename and customer list intangible asset and attributed $1.6 million and $2.0 million, respectively, to these intangibles as of April 1, 2010 and attributed lives of 8.3 years and 5.3 years, respectively. After March 31, 2010, the results of Jiayu are included in the ‘Corporate and other’ segment. Prior to March 31, 2010, this investment is included in “Other assets” in the accompanying consolidated balance sheets.

Included in our consolidated operating loss for the year ended December 31, 2011 is approximately $8.8 million of loss reflective of the operating loss for Jiayu. Additionally, we contributed $3.3 million of cash to Jiayu in order to fund the day to day operations of the business during 2011. During 2011, we also determined that indicators of impairment were present in Jiayu. We performed certain tests and concluded that certain customer relationships had ended and future cash flows did not support the value of the tradename and therefore took a charge of $2.7 million impairment loss on these intangibles. Additionally, we reviewed the impairment of our property and equipment within Jiayu and determined that the carrying amount of these assets exceeded the estimated fair value of Jiayu and took an impairment loss of $1.3 million on these assets. These impairment charges are included in depreciation and amortization in the Statements of Consolidated Operations.

Included in our consolidated operating loss for the year ended December 31, 2010 is approximately $5.4 million of loss reflective of the operating loss for Jiayu subsequent to its inclusion in our consolidated results effective April 1, 2010. Additionally, we contributed $6.9 million of cash to Jiayu in order to fund the day to day operations of this business during 2010.

Additionally during the year ended December 31, 2009, we determined our investment with respect to Jiayu incurred an other than temporary impairment. This is primarily the result of different assumptions with respect to revenue growth rates from the initial valuation to those assumed in the current economic environment as well as certain liquidity challenges experienced by Jiayu. As a result, we recognized an impairment charge for this equity method investment of $30.4 million the year ended December 31, 2009.

4. Discontinued Operations – YRC Logistics

In November 2009, we sold our dedicated contract carriage or “fleet” business to Greatwide Dedicated Transport, LLC for $34 million including certain holdback amounts of $1.8 million for indemnification and working capital adjustments which were settled in May 2011 and we received $1.0 million. Fleet was a part of our YRC Logistics segment and had revenues of $73.8 million and $92.2 million and operating income of $7.1 million and $4.8 million for the years ended December 31, 2009 and 2008, respectively. The disposition of this business line did not have a material impact on our financial statements and thus was not originally classified separately as discontinued operations. As a result of this transaction, we recorded a net loss on sale of approximately $0.2 million in 2009.

In June 2010, we entered into an Equity Interest Purchase Agreement (the “Agreement”) with CEG Holdings, Inc. (now known as MIQ Holdings, Inc.) (“CEG”), a subsidiary of Austin Ventures, to sell the majority of YRC Logistics for an aggregate of approximately $37.0 million in cash. On August 13, 2010, the Company and CEG, held the initial closing of the transactions contemplated by the Agreement. At the initial closing, CEG paid the Company approximately $33.6 million, which included $31.9 million of the purchase price and approximately $1.6 million for retained insurance claims. Approximately $2.3 million of the purchase price was deposited into an escrow account for subsequent closings of foreign subsidiaries and approximately $2.8 million of the purchase price was deposited into an escrow account (one-half of which was held for 12 months and one-half will be held for 18 months) to satisfy certain indemnification claims by CEG that may arise. We received $1.4 million of this indemnification escrow in November 2011 and the remaining $1.4 million in February 2012. Following the initial closing, a succession of delayed closings and payments occurred to transfer certain foreign subsidiaries to CEG as required regulatory approvals and licensing transfers in foreign jurisdictions were obtained and we received an additional $1.9 million in cash proceeds. Finally, we collected an additional $11.9 million in cash proceeds during the fourth quarter of 2010 related to the final working capital adjustment agreed upon between the Company and CEG. We recorded a $1.4 million gain on disposition upon closing this transaction.

CEG did not acquire the YRC Logistics pooled distribution business line and instead this activity was shut down during the second quarter of 2010. Pooled distribution had revenues of $50.5 million and $92.8 million and incurred operating losses of $10.2 million and $2.7 million for the years ended December 31, 2009 and 2008, respectively. Revenue activity for pooled distribution ceased in June 2010 and the results are included in discontinued operations in the accompanying consolidated financial statements.

Historically, YRC Logistics was reported as a separate segment in our consolidated operations and was comprised of the YRC Logistics business, the pooled distribution business and the fleet business. As of June 30, 2010, as a result of the proposed sale to CEG and the closure of the pooled distribution business line, we had met the criteria requiring us to present the related financial results of YRC Logistics as discontinued operations. Accordingly, the results of operations of our YRC Logistics segment are separately presented as discontinued operations for all periods presented.

Shared services and corporate overhead costs previously allocated to this segment, totaled $7.2 million and $12.0 million for the years ended December 31, 2010 and 2009, respectively, are included in continuing operations in our ‘Corporate and other’ segment.

The financial results included in discontinued operations for the year ended December 31 are as follows:

(in millions)	2010	2009
Revenue	$194.2	$411.8

Operating income (loss)	(14.0)	6.4

Income (loss) from operations before income tax provision (benefit)	(18.3)	6.2
Income tax provision (benefit)	4.8	(6.0)

Net income (loss) from discontinued operations	$(23.1)	$12.2

5. Intangibles

Definite Life Intangibles

The components of amortizable intangible assets are as follows at December 31:

		2011		2010
	Weighted Average	Gross Carrying	Accumulated	Gross Carrying	Accumulated
(in millions)	Life (years)	Amount	Amortization	Amount	Amortization
Customer related	12	$200.2	$112.6	$200.1	$92.2
Marketing related	—	4.1	4.1	4.1	2.6
Technology based	—	24.2	24.2	24.2	24.2

Intangible assets		$228.5	$140.9	$228.4	$119.0

During the year ended December 31, 2011, we determined indicators of impairment were present in our Jiayu subsidiary. We performed certain tests and concluded that certain customer relationships had ended and future cash flows did not support the value of the tradename. During the year ended December 31, 2009, we determined indicators of impairment, primarily volume reductions in all of our reporting segments, were present. We performed certain tests consisting of discounted cash flow models and determined that the lives assigned to certain customer relationships should be reduced to better align with actual attrition rates. These actions resulted in additional amortization of $8.4 and $5.7 million during the years ended December 31, 2011 and 2010, respectively.

Amortization expense for intangible assets recognized on a straight line basis, including the 2009 and 2011 acceleration, was $21.9 million, $19.9 million and $21.5 million for the years ending December 31, 2011, 2010 and 2009, respectively, including our discontinued operations. Estimated amortization expense for the next five years is as follows:

(in millions)	2012	2013	2014	2015	2016
Estimated amortization expense	$18.6	$18.6	$18.6	$18.3	$15.7

Indefinite Life Intangibles

The following table shows the pre-tax changes in the carrying amount of our indefinite lived tradenames attributable to each applicable segment:

(in millions)	YRC Freight	Regional Transportation	Total
Balances at December 31, 2008	$12.1	$20.7	$32.8
Change in foreign currency exchange rates	1.9	—	1.9

Balances at December 31, 2009	14.0	20.7	34.7
Impairment	(3.3)	(2.0)	(5.3)
Change in foreign currency exchange rates	0.7	—	0.7

Balances at December 31, 2010	11.4	18.7	30.1
Change in foreign currency exchange rates	(0.2)	—	(0.2)

Balances at December 31, 2011	$11.2	$18.7	$29.9

Total marketing related intangible assets with indefinite lives, primarily tradenames, are not subject to amortization, but are subjected to an impairment test at least annually and as triggering events may occur. The impairment test for tradenames consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of the asset. In making this assessment, we utilized the relief from royalty method, an income approach, which includes assumptions as to future revenue, applicable royalty rate and cost of capital, among others.

During the three months ended March 31, 2010, we determined indicators of impairment were present, primarily due to reduced actual and forecasted revenue, as it relates to our tradenames. Accordingly we performed an impairment test that consisted of a comparison of the fair value of the intangible asset with its carrying amount. We recognized an impairment loss in the amount by which the carrying amount exceeded the fair value of the asset. In making this assessment, we utilized the relief from royalty method, an income approach (level three measurement as defined in FASB ASC Topic 820 that includes assumptions as to future revenue, applicable market-based royalty rate and cost of capital, among others.

These impairment charges net of tax were $3.2 million and $2.0 million for YRC Freight (the Reimer tradename) and Regional Transportation (the New Penn tradename), respectively

6. Restructuring

During 2010, we incurred restructuring charges of $10.3 million that consisted of additional severance costs of $8.9 million, including $3.0 million in the YRC Freight segment and $5.1 million at the Corporate and other segment as we reduced headcount in response to lower volumes. We also incurred $9.3 million of contract terminations related to lease cancellations related to certain discontinued operations described in Note 4 to our consolidated financial statements. This is offset by $7.9 million in our YRC Freight segment where we were able to use or sublease locations in excess of our previously recorded estimate.

During 2009, we closed 18 service centers that were previously a part of the Regional Transportation networks. As a part of this action, we incurred restructuring charges of approximately $7.2 million consisting of employee severance costs of $4.2 million and lease cancellations and other incremental costs of $3.0 million. Also during 2009, we integrated our Yellow Transportation and Roadway networks into a single transportation network initially branded “YRC” and subsequently changed to “YRC Freight”. We incurred severance costs of $39.5 million, including $26.8 million in the YRC Freight segment and $9.7 million in our Corporate segment as we reduced headcount in response to both the YRC Freight integration and lower volumes. Our YRC Freight segment also recorded an $18.4 million charge consisting of contract and lease cancellations related to the YRC Freight integration.

We reassess the accrual requirements under the above restructuring efforts at the end of each reporting period. Restructuring charges are included in “Salaries, wages and employees’ benefits” as it relates to employee separation costs and “Operating expenses and supplies” as it relates to contract terminations and other costs in the accompanying statements of operations. Amounts related to our YRC Logistics segment are included in “Net income (loss) from discontinued operations, net of tax” in the accompanying statements of operations.

A rollforward of the restructuring accrual is set forth below:

(in millions)	Employee Separation	Contract Termination and Other Costs	Total
Balance at December 31, 2008	$6.2	$4.6	$10.8
Restructuring charges	43.6	23.9	67.5
Payments	(43.3)	(8.9)	(52.2)

Balance at December 31, 2009	$6.5	$19.6	$26.1
Restructuring charges	8.9	1.4	10.3
Payments	(12.8)	(10.1)	(22.9)

Balance at December 31, 2010	$2.6	$10.9	$13.5
Payments	(2.6)	(6.5)	(9.1)

Balance at December 31, 2011	$—	$4.4	$4.4

7. Other Assets

The primary components of other assets at December 31 are as follows:

(in millions)	2011	2010
Equity method investment for JHJ International Transportation Co., Ltd.	$53.6	$51.4
Deferred debt costs	14.9	61.9
Other	29.1	21.5

Total	$97.6	$134.8

During the year ended December 31, 2011 and 2010, we received dividends in the amount of $2.3 million and $1.9 million, respectively, from our China joint venture, JHJ International Transportation Co., Ltd. (“JHJ”). As of December 31, 2011 and 2010, the excess of our investment over our interest in JHJ’s equity is approximately $18.4 million and $17.4 million, respectively.

In 2010, we increased the above carrying amount of the equity method investment in JHJ by $9.8 million with a corresponding reduction to accumulated other comprehensive loss to correct errors in the foreign currency translation for the investment. The errors originated prior to 2010 and were not material to any previously reported periods.

8. Employee Benefits

Pension and Other Postretirement Benefit Plans

Qualified and Nonqualified Defined Benefit Pension Plans

With the exception of Regional Transportation, YRC Reimer and certain of our other foreign subsidiaries, YRC Worldwide and its operating subsidiaries sponsor qualified and nonqualified defined benefit pension plans for certain employees not covered by collective bargaining agreements (approximately 14,000 current, former and retired employees). Qualified and nonqualified pension benefits are based on years of service and the employees’ covered earnings. Employees covered by collective bargaining agreements participate in various multi-employer pension plans to which YRC Worldwide contributes, as discussed below. Regional Transportation does not offer a defined benefit pension plan and instead offers retirement benefits through either contributory 401(k) savings plans or profit sharing plans, as discussed below. The existing YRC Worldwide defined benefit pension plans closed to new participants effective January 1, 2004 and the benefit accrual for active employees was frozen effective July 1, 2008, except with respects to subsequent service related to early retirement benefits, as discussed below. Our actuarial valuation measurement date for our pension plans is December 31.

Funded Status

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plan assets for the years ended December 31, 2011 and 2010, and the funded status at December 31, 2011 and 2010, is as follows:

	Pension Benefits
(in millions)	2011	2010
Change in benefit obligation:
Benefit obligation at beginning of year	$1,077.1	$983.1
Service cost	3.6	3.6
Interest cost	61.2	60.1
Benefits paid	(57.7)	(63.7)
Actuarial loss	91.5	97.9
Expenses paid from assets	(9.5)	(4.3)
Other	—	0.4

Benefit obligation at year end	$1,166.2	$1,077.1

Change in plan assets:
Fair value of plan assets at prior year end	$633.7	$643.5
Actual return on plan assets	130.9	43.8
Employer contributions	30.3	14.0
Benefits paid	(57.7)	(63.7)
Expenses paid from assets	(9.5)	(4.3)
Other	—	0.4

Fair value of plan assets at year end	$727.7	$633.7

Funded status at year end	$(438.5)	$(443.4)

The underfunded status of the plans of $438.5 million and $443.4 million at December 31, 2011 and 2010, respectively, is recognized in the accompanying consolidated balance sheets as shown in the table below. No plan assets are expected to be returned to the Company during the year ended December 31, 2012.

Benefit Plan Obligations

Amounts recognized in the consolidated balance sheets for pension benefits at December 31 are as follows:

	Pension Benefits
(in millions)	2011	2010
Noncurrent assets	$1.4	$1.8
Current liabilities	3.0	0.9
Noncurrent liabilities	436.9	444.3

Amounts recognized in accumulated other comprehensive loss at December 31 consist of:

	Pension Benefits
(in millions)	2011	2010
Net actuarial loss	$350.3	$356.3
Prior service cost	—	—

Total	$350.3	$356.3

As shown above, included in accumulated other comprehensive loss at December 31, 2011, are unrecognized actuarial losses of $350.3 million ($258.2 million, net of tax). The actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic cost during the year ended December 31, 2012, is $11.2 million.

The total accumulated benefit obligation for all plans was $1,165.3 million and $1,076.1 million at December 31, 2011 and 2010, respectively.

Information for pension plans with an accumulated benefit obligation (“ABO”) in excess of plan assets at December 31:

	2011			2010
(in millions)	ABO Exceeds Assets	Assets Exceed ABO	Total	ABO Exceeds Assets	Assets Exceed ABO	Total
Projected benefit obligation	$1,160.8	$5.4	$1,166.2	$1,071.5	$5.6	$1,077.1
Accumulated benefit obligation	1,160.8	4.5	1,165.3	1,071.5	4.6	1,076.1
Fair value of plan assets	720.9	6.8	727.7	626.3	7.4	633.7

Assumptions

Weighted average actuarial assumptions used to determine benefit obligations at December 31:

	Pension Benefits
	2011	2010
Discount rate	5.23%	5.79%

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Benefits
	2011	2010	2009
Discount rate	5.79%	6.15%	6.52%
Expected rate of return on assets	7.00%	8.25%	8.50%
Mortality table	RP-2000 Projected to 2011	RP-2000	RP-2000

The discount rate refers to the interest rate used to discount the estimated future benefit payments to their present value, also referred to as the benefit obligation. The discount rate allows us to estimate what it would cost to settle the pension obligations as of the measurement date, December 31, and is used as the interest rate factor in the following year’s pension cost. We determine the discount rate by selecting a portfolio of high quality noncallable bonds such that the coupons and maturities exceed our expected benefit payments.

In determining the expected rate of return on assets, we consider our historical experience in the plans’ investment portfolio, historical market data and long-term historical relationships as well as a review of other objective indices including current market factors such as inflation and interest rates. Although plan investments are subject to short-term market volatility, we believe they are well diversified and closely managed. Our asset allocation as of December 31, 2011, consisted of 25% equities, 50% in debt securities, 22% in absolute return investments, and 3% in interest bearing accounts and as of December 31, 2010 consisted of 23% equities, 48% in debt securities, 26% in absolute return investments, and 3% in interest bearing accounts. The 2011 allocations are consistent with the targeted long-term asset allocation for the plans which is 25% for equities, 48% for debt securities and 27% for absolute return investments. Based on various market factors, we selected an expected rate of return on assets of 7.0% effective for the 2011 valuation. We will continue to review our expected long-term rate of return on an annual basis and revise appropriately. The pension trust holds no YRC Worldwide securities.

Future Contributions and Benefit Payments

We expect to contribute approximately $79.7 million to our single employer pension plans in 2012.

The Pension Relief Act of 2010 allowed eligible plan sponsors to extend its amortization period for pension losses. Effective January 2011, we formally elected the “2 plus 7” amortization schedule for the 2009 and 2010 plan years. Based on this election, we intend to make the required minimum contributions to the plans.

Expected benefit payments for each of the next five years ended December 31 are as follows:

(in millions)	2012	2013	2014	2015	2016	2017-2021
Expected benefit payments	$67.1	$65.3	$65.1	$67.1	$68.6	$364.5

Pension and Other Postretirement Costs

The components of our net periodic pension cost, other postretirement costs and other amounts recognized in other comprehensive loss for the years ended December 31, 2011, 2010 and 2009 were as follows:

	Pension Costs
(in millions)	2011	2010	2009
Net periodic benefit cost:
Service cost	$3.6	$3.6	$3.3
Interest cost	61.2	60.1	61.1
Expected return on plan assets	(43.0)	(52.4)	(56.0)
Amortization of prior service cost	—	—	—
Amortization of net loss	9.6	6.2	3.9
Curtailment and settlement loss, net	—	1.3	1.3

Net periodic pension cost	$31.4	$18.8	$13.6
Other changes in plan assets and benefit obligations recognized in other comprehensive loss:
Net actuarial loss (gain) and other adjustments	$(6.0)	$100.4	$(29.3)
Curtailment and settlement (income) loss	—	(1.3)	(1.3)

Total recognized in other comprehensive loss (income)	(6.0)	99.1	(30.6)

Total recognized in net periodic benefit cost and other comprehensive loss	$25.4	$117.9	$(17.0)

During the years ended December 31, 2010 and 2009, the income tax provision related to amounts in other comprehensive income (net loss in 2010 and a net gain in 2009 and prior service cost) was $2.5 million and $11.8 million, respectively. There was no corresponding amount in 2011.

Fair Value Measurement

Our pension assets are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The majority of our assets are invested in Level 2 assets of fixed income funds and absolute return investments. These funds are valued at quoted redemption values that represent the net asset values of units held at year-end which we have determined approximates fair value. This process of using the net asset value (NAV) to approximate fair value is permitted under ASU 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” which we adopted as of December 31, 2009.

Investments in private equities and absolute return funds do not have readily available market values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed, and such differences could be material. Investments in hedge funds that do not have an established market are valued at net asset values as determined by the investment managers, which we have determined approximates fair value.

The table below details by level, within the fair value hierarchy, the pension assets at fair value as of December 31, 2011:

	Pension Assets at Fair Value as of December 31, 2011
(in millions)	Level 1	Level 2	Level 3	Total
Equities	$66.5	$85.9	$—	$152.4
Private equities	—	—	29.0	29.0
Fixed income:
Corporate	9.9	74.5	14.6	99.0
Government	115.8	148.0	—	263.8
Absolute return	0.3	153.0	—	153.3
Interest bearing	23.6	—	—	23.6

Total investments	216.1	461.4	43.6	721.1

Other assets (liabilities)				6.6

Total plan assets	$216.1	$461.4	$43.6	$727.7

The table below details by level, within the fair value hierarchy, the pension assets at fair value as of December 31, 2010:

	Pension Assets at Fair Value as of December 31, 2010
(in millions)	Level 1	Level 2	Level 3	Total
Equities	$65.0	$64.1	$—	$129.1
Private equities	—	—	11.0	11.0
Fixed income:
Corporate	36.9	38.5	18.2	93.6
Government	92.4	112.4	—	204.8
Absolute return	1.3	134.1	22.5	157.9
Interest bearing	20.5	—	—	20.5

Total investments	216.1	349.1	51.7	616.9

Other assets (liabilities)				16.8

Total plan assets	$216.1	$349.1	$51.7	$633.7

The table below presents the activity of our assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

(in millions)	Private Equities	Fixed income	Absolute return	Total Level 3
Balance at December 31, 2009	$—	$—	$41.1	$41.1
Purchases and settlements, net	9.8	17.0	(19.5)	7.3
Unrealized gain	1.2	1.2	0.9	3.3

Balance at December 31, 2010	$11.0	$18.2	$22.5	$51.7
Purchases and settlements, net	17.2	(4.2)	(21.6)	(8.6)
Unrealized gain (loss)	0.8	0.6	(0.9)	0.5

Balance at December 31, 2011	$29.0	$14.6	$—	$43.6

The following table sets forth a summary of the Level 3 assets for which the fair value is not readily determinable but a reported NAV is used to estimate the fair value as of December 31, 2011:

	Fair value estimated using Net Asset Value per Share
(in millions)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Private equities (a)	$29.0	$18.3	Redemptions not permitted
Fixed income (b)	14.6	18.6	Redemptions not permitted

Total	$43.6

(a)	The private equities consist of four private equity funds investing in renewable solar energy, acquisition of pharmaceutical company interest and Chinese technology and healthcare companies.
(b)	The fixed income funds consist of funds which invest in debt securities by royalty payments from top-tier marketers of pharmaceutical products.

The following table sets forth a summary of the Level 3 assets for which the fair value is not readily determinable but a reported NAV is used to estimate the fair value as of December 31, 2010:

	Fair value estimated using Net Asset Value per Share
(in millions)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Private equities (a)	$11.0	$25.5	Redemptions not permitted
Fixed income (b)	18.2	None	Redemptions not permitted
Absolute return (c)	22.5	None	Quarterly	65 days

Total	$51.7

(a)	The private equities consist of four private equity funds investing in renewable solar energy, acquisition of pharmaceutical company interest and Chinese technology and healthcare companies.
(b)	The fixed income funds consist of funds which invest in debt securities by royalty payments from top-tier marketers of pharmaceutical products.
(c)	The absolute return funds consist of global diversified fund-of-funds. Their investment strategies are designed to provide market neutrality.

The assets presented above in the December 31, 2011 and 2010 fair value hierarchy tables classified as Level 1 and Level 2, which fair value is estimated using NAV per share have redemption frequencies ranging from daily to annually, have redemption notice periods from approximately 1 day to 90 days, and have no unfunded commitments. These assets consist of equity, fixed income, and absolute return funds. Generally, the investment strategies of the fixed income and equity funds is based on fundamental and quantitative analysis and consists of long and hedged strategies. The general strategy of the absolute return funds consists of alternative investment techniques, including derivative instruments and other unconventional assets, to achieve a stated return rate.

Executive Supplemental Retirement Benefits

We maintain individual benefit arrangements for a limited number of current and former senior executives that are accounted for in accordance with FASB ASC Topic 710. The unfunded obligation is actuarially determined using a discount rate of 8.25%, a lump sum rate based on the Moody’s bond rate and the RP-2000 mortality table projected to 2011. At December 31, 2011 and 2010, we have accrued $13.2 million and $13.0 million, respectively, for these benefits, of which we paid out $10.6 million in January 2012. The short-term portion of $10.6 million is classified in “Wages, vacations and employees’ benefits,” and the long-term portion of $2.6 million is classified in “Pension and postretirement liabilities” in the accompanying balance sheets. The related expense for these arrangements was $0.2 million, $2.3 million and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Multi-Employer Pension Plans

YRC Freight, New Penn, Holland and Reddaway contribute to various separate multi-employer health, welfare and pension plans for employees that are covered by our collective bargaining agreements (approximately 76% of total YRC Worldwide employees). The collective bargaining agreements determine the amounts of these contributions. The 65 health and welfare plans provide medical related benefits to active employees and retirees. The 36 pension plans provide defined benefits to retired participants. We recognize as net pension cost within ‘salaries, wages and employee benefits’ the contractually required contributions for the period and recognize as a liability any contributions due and unpaid. We do not directly manage multi-employer plans. The trusts covering these plans are generally managed by trustees, half of whom the unions appoint and half of whom various contributing employers appoint.

We expensed the following amounts related to these plans for the years ended December 31:

(in millions)	2011	2010	2009
Health and welfare	$378.2	$345.9	$407.2
Pension	48.7	3.3	267.1

Total	$426.9	$349.2	$674.3

Pension

Through the third quarter of 2009, we deferred payment of certain of our contributions to multi-employer pension funds. These deferred payments have been recognized as an operating expense and the liability was recorded as deferred contribution obligations. Beginning in the third quarter of 2009 through May 2011, most of our collective bargaining agreements provided for a temporary cessation of pension contributions so no expense or liability was required to be recognized for that period. In accordance with modifications to our collective bargaining agreements, we agreed to resume making pension contributions effective June 1, 2011 at 25% of the contribution rate in effect as of July 1, 2009.

The following table provides additional information related to our participation in individually significant multiemployer pension plans for the year ended December 31, 2011.

		Pension Protection Zone Status (b)		Funding Improvement or Rehabilitation	Employer Surcharge	Expiration Date of Collective- Bargaining
Pension Fund (a)	EIN Number	2011	2010	Plan	Imposed	Agreement
Central States, Southwest and Southwest Areas Pension Fund	36-6044243	Red	Red	Yes	No	3/31/2015
Teamsters National 401K Savings Plan (c)	52-1967784	Not applicable	Not applicable	Not applicable	No	3/31/2015
I.B. of T. Union Local No 710 Pension Fund	36-2377656	Yellow	Yellow	Yes	No	3/31/2015
Central Pennsylvania Teamsters Defined Benefit Plan	23-6262789	Green	Yellow	No	No	3/31/2015
Road Carriers Local 707 Pension Fund	51-6106510	Red	Red	Yes	No	3/31/2015

(a)	The determination of individually significant multiemployer plans is based on the relative contributions to the plans over the periods presented as well as other factors.
(b)

The zone status is based on information that the Company obtained from the plans’ Forms 5500. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available for 2011 and 2010 is for the plan’s year-end during calendar years 2010 and 2009, respectively. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent funded, and plans in the green zone are at least 80 percent funded.

(c)

The policies of the Western Conference of Teamsters Pension Trust precluded the Company from reentering the plan on June 1, 2011. The failure to reenter did not constitute a withdrawal subject to certain conditions. Contributions related to the employees previously covered by this plan are now being made to the Teamsters National 401(k) Plan.

YRC Worldwide was listed in the plans’ Forms 5500 as providing more than 5 percent of the total contributions for the following individually significant plans and plan years:

Pension Fund	Year Contributions to Plan Exceeded More Than 5 Percent of Total Contributions (as of December 31 of Plan’s Year-End)
Central States, Southeast and Southwest Areas Pension Plan	2009
Central Pennsylvania Teamsters Defined Benefit Plan	2009
Road Carriers Local 707 Pension Fund	2010, 2009

The following table provides the pension amounts contributed by fund for the years ended December 31, 2011, 2010 and 2009 for those funds that are considered to be individually significant:

(in millions)	2011	2010	2009
Individually Significant Funds
Central States, Southeast and Southwest Areas Pension Plan	$27.6	$—	$116.8
Teamsters National 401K Savings Plan	5.8	—	—
I.B. of T. Union Local No 710 Pension Fund	2.2	—	14.8
Central Pennsylvania Teamsters Defined Benefit Plan	2.3	—	13.0
Road Carriers Local 707 Pension Fund	1.2	—	6.5

The comparability of annual contributions for 2009 through 2011 is impacted by the temporary cessation of contributions for the period from the third quarter of 2009 through May 2011 and the reduction in the Company’s workforce.

In 2006, the Pension Protection Act became law and modified both the Internal Revenue Code (as amended, the “Code”) as it applies to multi-employer pension plans and the Employment Retirement Income Security Act of 1974 (as amended, “ERISA”). The Code and ERISA (in each case, as so modified) and related regulations establish minimum funding requirements for multi-employer pension plans.

If any of our multi-employer pension plans fails to:

•	meet minimum funding requirements;

•	meet a required funding improvement or rehabilitation plan that the Pension Protection Act may require for certain of our underfunded plans;

•	obtain from the IRS certain changes to or a waiver of the requirements in how the applicable plan calculates its funding levels; or

•	reduce pension benefits to a level where the requirements are met,

then we could be required to make additional contributions to the pension plan. If any of our multi-employer pension plans enters critical status and our contributions are not sufficient to satisfy any rehabilitation plan schedule, the Pension Protection Act could require us to make additional surcharge contributions to the multi-employer pension plan in the amount of five to ten percent of the existing contributions required by our labor agreement for the remaining term of the labor agreement.

If we fail to make our required contributions to a multi-employer plan under a funding improvement or rehabilitation plan or if the benchmarks that an applicable funding improvement plan provides are not met by the end of a prescribed period, the IRS could impose an excise tax on us with respect to the plan. Such an excise tax would then be assessed to the plan’s contributing employers, including the Company. These excise taxes are not contributed to the deficient funds, but rather are deposited in the United States general treasury funds. The Company does not believe that the temporary cessation of certain of its contributions to applicable multi-employer pension funds beginning in the third quarter of 2009 and continuing through May 2011 will give rise to these excise taxes as the underlying employer contributions were not required for that period.

A requirement to materially increase contributions beyond our contractually agreed rate or the imposition of an excise tax on us could have a material adverse impact on the financial results and liquidity of YRC Worldwide.

As discussed above, the accrual of pension benefits for our employees and in turn our contribution obligation temporarily ceased in third quarter of 2009 in accordance with the terms of our modified collective bargaining agreements. This temporary cessation expired May 31, 2011 at which point our contributions resumed at a rate of 25% of the contribution rate effective as of July 1, 2009.

401(k) Savings Plans

We sponsor the YRC Worldwide Inc. 401(k) Plan, which is a defined contribution plan primarily for employees that our collective bargaining agreements do not cover. The plan permits participants to make contributions to the plan and permits the employer of participants to make contributions on behalf of the participants. There were no employer contributions in 2011, 2010 or 2009.

Our employees covered under collective bargaining agreements may also participate in union-sponsored 401(k) plans.

Performance Incentive Awards

YRC Worldwide and its operating subsidiaries each provide annual performance incentive awards and more frequent sales incentive awards to certain non-union employees, which are based primarily on actual operating results achieved compared to targeted operating results or sales targets and are paid in cash. Operating income in 2011, 2010, and 2009 included sales incentive expense for non-union employees of $13.9 million, $14.6 million, and $8.0 million, respectively. We generally pay sales performance incentive awards on a monthly basis.

Other

We provide a performance based incentive plan to key management personnel that provides the opportunity annually to earn cash and equity awards to further compensate certain levels of management and our Board of Directors. The equity awards are more fully described in Note 11 to our consolidated financial statements. During the years ended December 31, 2011, 2010 and 2009, compensation expense related to these awards was $0.6 million, $6.0 million and $9.2 million, respectively.

9. Liquidity

The Restructuring

On July 22, 2011, we completed our financial restructuring in order to improve our liquidity position in light of our recent results from operations. The restructuring included the following transactions (collectively referred to herein as the “restructuring”):

•

an exchange offer, whereby we issued to our lenders under our then-existing credit agreement an aggregate of approximately 3.7 million shares of our new Series B Convertible Preferred Stock, which were converted into 4.6 million shares of common stock on a post split basis, and $140.0 million in aggregate principal amount of our new 10% Series A Convertible Senior Secured Notes due 2015 with payment in-kind interest (the “Series A Notes”), in exchange for a $305.0 million reduction of our credit agreement obligations;

•

the issuance and sale for cash to such lenders of $100.0 million in aggregate principal amount of our new 10% Series B Convertible Senior Secured Notes due 2015 with payment in-kind interest(the “Series B Notes”);

•

the execution of an amended and restated credit agreement, new asset-based loan facility and an amended and restated contribution deferral agreement with certain multiemployer pension funds, each as further described below;

•

the issuance of approximately 1.3 million shares of our Series B Preferred Stock to the Teamster-National 401(k) Savings Plan for the benefit of the Company’s International Brotherhood of Teamsters (“IBT”) employees, which were converted into approximately 1.6 million shares of common stock on a post split basis;

•	the issuance of one share of our new Series A Voting Preferred Stock to the IBT to confer certain board representation rights;

•	the repayment in full and termination of our then-outstanding asset-backed securitization facility (the “ABS facility”) and collateralizing our outstanding letters of credit with cash; and

•

the Teamsters National Freight Industry Negotiating Committee (“TNFINC”) of the IBT waived its right to terminate, and agreed not to further modify, the Agreement for the Restructuring of the YRC Worldwide Inc. Operating Companies, dated as of September 24, 2010 (as amended, the “2010 MOU”) such that the collective bargaining agreement will be fully binding until its specified term of March 31, 2015.

The table below summarizes the cash flow activity as it related to the restructuring as of July 22, 2011:

(in millions)
Sources of Funds		Uses of Funds
Issuance of Series B Notes	$100.0	Retirement of ABS facility borrowings	$164.2
Borrowings on the ABL facility	255.0	Restricted amounts held in escrow – Standby Letter of Credit Agreement	64.7
Additional borrowings under the revolving credit facility	18.5	Fees, expenses and original issue discount of restructuring	57.0
Company cash	2.4	Restricted amounts held in escrow – ABL facility	90.0

Total sources of funds	$375.9	Total uses of funds	$375.9

Following the restructuring, we amended and restated our certificate of incorporation on September 16, 2011 such that, among other things, all of our outstanding Series B Preferred Stock issued in the restructuring automatically converted into shares of our common stock and effected a one-for 300 reverse stock split on December 1, 2011.

Credit Facilities

We currently have two primary credit facilities that we utilize to support our liquidity needs: the amended and restated credit agreement and an asset-backed lending facility. We have set forth a brief description of each of these facilities below. For ease of reference, we sometimes collectively refer to these agreements herein as our “credit facilities.”

Amended and Restated Credit Agreement

— Overview: Our amended and restated credit agreement provides for a term loan in an aggregate principal amount of $307.4 million and a letter of credit facility of up to $437.0 million. No amounts under the term loan, once repaid, may be reborrowed. New letters of credit may be issued in substitution or replacement of the rollover letters of credit for the same or a substantially similar purpose substantially concurrently with (and in any event within twenty days of) such substitution or replacement. As of December 31, 2011, there was an aggregate of $303.1 million drawn under the term loan and $437.0 million of outstanding letters of credit. Certain material provisions of the amended and restated credit agreement are summarized below:

— Maturity and Amortization: The term loan and, subject to the ability to replace or substitute letters of credit, the letters of credit, will mature on March 31, 2015. The term loan will not amortize.

— Interest and Fees: The term loan, at our option, bears interest at either (x) 5.50% in excess of the alternate base rate (i.e., the greater of the prime rate and the federal funds effective rate in effect on such day plus 1/2 of 1%) in effect from time to time, or (y) 6.50% in excess of the London interbank offer rate (adjusted for maximum reserves). The London interbank offer rate will be subject to a floor of 3.50% and the alternate base rate will subject to a floor of the then-applicable London interbank offer rate plus 1.0%. The stated interest rate applicable on December 31, 2011 was 10%.

Issued but undrawn letters of credit are subject to a participation fee equal to 7.50% of the average daily amount of letter of credit exposure. Any commitment available to be used to issue letters of credit will be subject to a commitment fee of 7.50% of the average daily unused commitment. Letters of credit will be subject to a 1% fronting fee or as mutually agreed between the Company and the applicable issuing bank.

— Guarantors: All our obligations under the credit agreement are unconditionally guaranteed by our U.S. subsidiaries (other than the ABL Borrower (as defined below) or (for one year and two days following the closing) the existing special purpose subsidiary that was a borrower under our ABS facility) (collectively, the “Guarantors”).

— Collateral: The collateral securing the obligations under the credit agreement and guarantees entered into pursuant thereto includes, subject to certain customary exceptions, all shares of capital stock of (or other ownership equity interests in) and intercompany debt owned by the Company and each present and future Guarantor and substantially all present and future property and assets of the Company or each Guarantor, except to the extent a security interest would result in a breach, termination or default by the terms of the collateral being granted.

The liens on the collateral securing the obligations under the credit agreement and guarantees entered into pursuant thereto are junior to the liens securing the obligations under the Contribution Deferral Agreement solely with respect to certain parcels of owned real property on which the pension funds have a senior lien and certain other customary permitted liens.

— Mandatory Prepayments: The credit agreement includes the following mandatory prepayments (none of which shall be subject to a reinvestment right except as set forth below):

•

75% of the net cash proceeds from certain asset sales (but, in any event, excluding casualty and condemnation events and certain other customary exceptions), except that no prepayment is required with respect to up to $10 million of net cash proceeds from non real estate asset sales in any fiscal year to the extent reinvested in assets useful to the business;

•	50% of Excess Cash Flow as defined in the credit agreement swept on an annual basis;

•	50% of net cash proceeds from equity issuances (subject to certain exceptions, including equity issuances to finance capital expenditures); and

•	100% of cash proceeds from debt issuances that are not permitted by the credit agreement.

— Covenants: The credit agreement requires us and our subsidiaries to comply with customary affirmative, negative and financial covenants. The financial covenants include maintenance of a maximum total leverage ratio, minimum interest coverage ratio, minimum adjusted EBITDA and maximum capital expenditures (each as defined in the credit agreement) as defined below and minimum available cash, which includes unrestricted cash in which the administrative agent has a perfected first priority lien and the available commitment under the ABL facility (as defined below), of $50,000,000 at all times (subject to a cure period). On February 27, 2012, the Company entered into an amendment to the credit agreement to waive the requirement that the Company provide audited financial statements without a going concern or similar qualification with respect to the fiscal year ended December 31, 2011.

Four Consecutive Fiscal Quarters Ending	Maximum Total Ratio	Minimum Interest Coverage Ratio	Minimum Consolidated Adjusted EBITDA (in millions)
December 31, 2011	N/A	N/A	$125
March 31, 2012	9.00 to 1.00	1.00 to 1.00	$160
June 30, 2012	9.30 to 1.00	1.10 to 1.00	$160
September 30, 2012	7.00 to 1.00	1.40 to 1.00	$210
December 31, 2012	5.90 to 1.00	1.70 to 1.00	$250
March 31, 2013	5.30 to 1.00	1.80 to 1.00	$275
June 30, 2013	4.60 to 1.00	2.20 to 1.00	$325
September 30, 2013	4.00 to 1.00	2.50 to 1.00	$370
December 31, 2013	3.60 to 1.00	2.80 to 1.00	$415
March 31, 2014	3.30 to 1.00	3.00 to 1.00	$450
June 30, 2014	3.20 to 1.00	3.20 to 1.00	$475
September 30, 2014	3.00 to 1.00	3.30 to 1.00	$495
December 31, 2014	3.10 to 1.00	3.30 to 1.00	$495

The maximum capital expenditures covenant is subject to a 50% carry-forward of unused amounts to the immediately succeeding fiscal year and use of the available basket amount:

Period	Maximum Capital Expenditures (in millions)
For the four consecutive fiscal quarters ending December 31, 2012	$200
For the four consecutive fiscal quarters ending December 31, 2013	$250
For the four consecutive fiscal quarters ending December 31, 2014	$355
For the fiscal quarter ending March 31, 2015	$90

As of December 31, 2011, the Company was in compliance with its financial covenants.

ABL Facility

— Overview: Our ABL facility provides for a $225.0 million ABL last-out term loan facility (the “Term B facility”) and a $175.0 million ABL first-out term loan facility (the “Term A facility”). For ease of reference, we collectively refer to these term loan facilities as our “ABL facility”. The ABL facility terminates on September 30, 2014 (the “Termination Date”). Pursuant to the terms of the ABL facility, YRC Freight, Holland and Reddaway (each, one of our subsidiaries and each, an “Originator”) will each sell, on an ongoing basis, all accounts receivable originated by that Originator to YRCW Receivables LLC, a bankruptcy remote, wholly owned subsidiary of the Company, which we refer to herein as the “ABL Borrower.”

— Availability: The aggregate amount available under the ABL facility is subject to a borrowing base equal to 85% of Net Eligible Receivables, plus 100% of the portion of the ABL facility that has been cash collateralized, minus reserves established by the Agent in its permitted discretion. “Net Eligible Receivables” means, as of any day, the outstanding balance of eligible receivables, and reduced by specified concentration limits and unapplied cash. As of December 31, 2011, there was an aggregate of $224.4 million drawn under the Term B facility and $60.0 million under the Term A facility. Subject to certain limitations, including compliance with the borrowing base, the ABL Borrower is entitled to request additional borrowings under the Term A facility in an aggregate amount not to exceed $175.0 million prior to the Termination Date. On February 27, 2012, the Company entered into an amendment to the ABL facility to clarify the calculation of the required reserves under the ABL facility.

— Interest and Fees: Interest on outstanding borrowings is payable at a rate per annum equal to the reserve adjusted LIBOR rate (which is the greater of the adjusted LIBOR rate and 1.50%) or the “ABR Rate” (which is the greatest of the applicable prime rate, the federal funds rate plus 0.5%, and the LIBOR rate plus 1.0%) plus an applicable margin, which, for loans under the Term A facility are equal to

7.00% for LIBOR rate advances and 6.00% for ABR Rate advances, and for loans under the Term B facility are equal to 9.75% for LIBOR rate advances and 8.75% for ABR Rate advances. The stated interest rates applicable on December 31, 2011 were 8.5% for loans under Term A facility and 11.25% for loans under the Term B facility. We are required to pay a commitment fee equal to 7.00% per annum on the average daily unused portion of the commitment in respect of the Term A facility.

— Collateral: The ABL facility is secured by a perfected first priority security interest in and lien (subject to permitted liens) upon all accounts receivable (and the related rights) of the ABL Borrower, together with deposit accounts into which the proceeds from such accounts receivable are remitted (collectively, the “ABL Collateral”).

Pursuant to the terms of the ABL facility, we were required to deposit an aggregate amount equal to $90.0 million into escrow accounts to secure our obligations under the ABL facility, which we expect such amount to remain in escrow for the term of the ABL facility; this amount is included in “Restricted amounts held in escrow”, a non-current asset on the Consolidated Balance Sheet.

Pursuant to the terms of a standstill agreement, certain trucks, other vehicles, rolling stock, terminals, depots or other storage facilities, in each case, whether leased or owned, are subject to a standstill period in favor of the collateral agent, the administrative agent and the other secured parties under the ABL facility for a period of 10 business days (absent any exigent circumstances arising as a result of fraud, theft, concealment, destruction, waste or abscondment) with respect to the exercise of rights and remedies by the secured parties with respect to those assets under our other material debt agreements.

— Mandatory Prepayments: The ABL facility is subject to payment on the following terms:

•

loans under the ABL facility are subject to mandatory prepayment in connection with a borrowing base shortfall or loans in excess of the applicable commitment; any mandatory prepayments will be applied to cash collateralize the loans under the ABL facility; provided that any such cash collateral shall be released to the extent any such shortfall is reduced or eliminated;

•	borrowings under the Term B facility are payable in equal quarterly amounts equal to 1% per annum, with the remaining balance payable on the Termination Date;

•

subject to specified exceptions, loans under the Term B facility may be voluntarily prepaid only upon the termination of commitments under the Term A facility and payment in full of all loans thereunder; and

•

loans under the Term A facility and the commitments in respect thereof (i) may not be prepaid and or terminated on or prior to the first anniversary of the closing date and (ii) are subject to a 1% prepayment premium after the first anniversary but on or prior to the second anniversary of the closing date.

— Covenants: The ABL facility contains certain affirmative and negative covenants and “Termination Events,” including, without limitation, specified minimum consolidated adjusted EBITDA, unrestricted cash and capital expenditure trigger events (that are consistent with the credit agreement), and certain provisions regarding borrowing base reporting and delivery of financial statements. On February 27, 2012, the Company entered into an amendment to the ABL facility to, among other things, waive the requirement that the Company provide audited financial statements without a going concern or similar qualification with respect to the fiscal year ended December 31, 2011.

Other Financing Arrangements

We are currently party to a number of other financing arrangements, most of which we entered into in connection with the restructuring. Each of our material financing arrangements is briefly summarized below.

Amended and Restated Contribution Deferral Agreement

— Overview: Certain of our subsidiaries are parties to the amended and restated of the contribution deferral agreement (the “A&R CDA”) with certain multiemployer pension funds named therein (collectively, the “Funds”) pursuant to which we are permitted to continue to defer pension payments and deferred interest owed to such Funds as of July 22, 2011 (each, “Deferred Pension Payments” and “Deferred Interest”). The A&R CDA is scheduled to mature on March 31, 2015, and there is no mandatory amortization prior to that time. The Deferred Pension Payments and Deferred Interest bears interest at a rate, with respect to each Fund, per annum as set forth in its trust documentation as of February 28, 2011. The interest rates applicable as of December 31, 2011 range from 3.0% to 18.0%.

— Application of Certain Payments: Pursuant to the terms of the collective bargaining agreement with the IBT, the Company’s subsidiaries began making contributions to the Funds for the month beginning June 1, 2011 at the rate of 25% of the contribution rate in effect on July 1, 2009. However, legislative changes to current law or other satisfactory action or arrangements are required to enable certain of the Funds (based on their funded status) to accept contributions at a reduced rate.

In accordance with the re-entry arrangements between each Fund and the primary obligors, a Fund may require the primary obligors to make payments of obligations owed to such Fund under the A&R CDA in lieu of payments required pursuant to the collective bargaining agreement with the IBT or make payments into an escrow arrangement, in each case in an amount equal to such Fund’s current monthly contribution amount.

— Collateral: The Funds maintain their first lien on existing first priority collateral. The Funds allow the secured parties under the Series A Indenture and Series B Indenture (as each are defined below) a second lien behind the secured parties to the credit agreement on certain properties and the Funds have a third lien on such collateral.

— Most Favored Nations: If any of the obligors enter into an amendment, modification, supplementation or alteration of the credit agreement after July 22, 2011 that imposes any mandatory prepayment, cash collateralization, additional interest or fee or any other incremental payment to the lenders thereunder not required as of July 22, 2011, the primary obligors are required to pay the Funds 50% of a proportionate additional payment in respect of the Deferred Pension Payments and Deferred Interest, with certain exceptions.

— Guarantors: The A&R CDA is guaranteed by USF Glen Moore Inc. and Transcontinental Lease, S. de R.L. de C.V.

Standby Letter of Credit Agreement

On July 22, 2011, we entered into a Standby Letter of Credit Agreement with Wells Fargo, National Association (“Wells Fargo”) pursuant to which Wells Fargo issued one replacement letter of credit and permitted an existing letter of credit to remain outstanding and we pledged certain deposit accounts and securities accounts (collectively, the “Pledged Accounts”) to Wells Fargo to secure its obligations in respect of the letters of credit. We are required to maintain an amount equal to at least 101% of the face amount of the letters of credit in the Pledged Accounts. As of December 31, 2011, the Pledge Accounts were equal to $59.7 million and are included in “Restricted amounts held in escrow”, as current assets on the Consolidated Balance Sheet. We are required to pay (quarterly in arrears) a fee equal to 1.0% per annum on the average daily amount available to be drawn under each letter of credit during such quarter and expenses in connection with the issuance and maintenance of the letters of credit. The total amount of letters of credit outstanding under the Standby LC Agreement was $59.7 million as of December 31, 2011.

Series A Notes and Series B Notes

On July 22, 2011, we issued $140.0 million in aggregate principal amount of the Series A Notes and $100.0 million in aggregate principal amount of the Series B Notes.

Series A Notes

The Series A Notes bear interest at a stated rate of 10% per year and mature on March 31, 2015. Interest is payable on a semiannual basis in arrears only in-kind through the issuance of additional Series A Notes. As of December 31, 2011, there was $146.3 million in aggregate principal amount of Series A Notes outstanding, after giving effect to the payment in-kind of interest on the Series A Notes.

The Series A Notes are convertible into our common stock beginning July 22, 2013. After such time, subject to certain limitations on conversion and issuance of shares, holders may convert any outstanding Series A Notes into shares of our common stock at the conversion price per share of approximately $34.02 and a conversion rate of 29.4067 common shares per $1,000 of the Series A Notes.

The holders of the Series A Notes are entitled to vote with our common stock on an as-converted-to-common-stock-basis, provided, that, such number of votes shall be limited to 0.1089 votes for each such share of common stock on an as-converted-to-common stock-basis. We may redeem the Series A Notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date.

The indenture governing the Series A Notes contains covenants limiting, among other things, us and our restricted subsidiaries’ ability to (i) create liens on assets and (ii) merge, consolidate or sell all or substantially all of our and our guarantor’s assets.

The Series A Notes are guaranteed by all of our domestic subsidiaries that guarantee obligations under the credit agreement. The Series A Notes and the guarantees of the Series A Notes are our and the guarantors’ senior obligations and are secured by junior priority liens on substantially the same collateral securing the credit agreement (other than any leasehold interests and equity interests of subsidiaries to the extent such pledge of equity interests would require increased financial statement reporting obligations pursuant to Rule 3-16 of Regulation S-X). As of December 31, 2011, the common stock of our largest operating companies, such as YRC Inc., Holland, New Penn and Reddaway, would be excluded as collateral under these kick-out provisions.

Series B Notes

The Series B Notes bear interest at a stated rate of 10% per year and mature on March 31, 2015. Interest is payable on a semiannual basis in arrears only in-kind through the issuance of additional Series B Notes. As of December 31, 2011, there was $98.0 million in aggregate principal amount of Series B Notes outstanding, after giving effect to the payment in-kind of interest on the Series B Notes offset by $6.3 million in aggregate principal amount of Series B Notes surrendered for conversion.

The Series B Notes are convertible into our common stock, at any time at the conversion price per share of approximately $18.54 and a conversion rate of 53.9567 common shares per $1,000 of the Series B Notes (such conversion price and conversion rate applying also to the Series B Notes make whole premium). Upon conversion, holders of Series B Notes will not receive any cash payment representing accrued and unpaid interest; however, such holders will receive a make whole premium, equal to the total amount of interest received if the notes were held to their maturity, paid in shares of our common stock for the Series B Notes that were converted.

The holders of the Series B Notes are entitled to vote with our common stock on an as-converted-to-common-stock-basis, provided, that, such number of votes shall be limited to 0.0594 votes for each such share of common stock on an as-converted-to-common-stock-basis.

The Series B Indenture contains customary covenants limiting, among other things, our and our restricted subsidiaries’ ability to:

•	pay dividends or make certain other restricted payments or investments;

•	incur additional indebtedness and issue disqualified stock or subsidiary preferred stock;

•	create liens on assets;

•	sell assets;

•	merge, consolidate, or sell all or substantially all of our or the guarantors’ assets;

•	enter into certain transactions with affiliates; and

•	create restrictions on dividends or other payments by our restricted subsidiaries.

The Series B Notes are guaranteed by all of our domestic subsidiaries that guarantee obligations under the credit agreement. The Series B Notes and the guarantees of the Series B Notes are our and the guarantors’ senior obligations and are secured by junior priority liens on substantially the same collateral securing the credit agreement (other than any leasehold interests and equity interests of subsidiaries to the extent such pledge of equity interests would require increased financial statement reporting obligations pursuant to Rule 3-16 of Regulation S-X). As of December 31, 2011, the common stock of our largest operating companies, such as YRC Freight, Holland, New Penn and Reddaway, would be excluded as collateral under these kick-out provisions.

6% Notes

As of December 31, 2011, we had outstanding approximately $69.4 million in aggregate principal amount of 6% convertible senior notes due 2014 (the “6% notes”). Interest on the 6% notes is payable on February 15 and August 15 of each year. To the extent we are not permitted to pay interest in cash under our senior secured bank facilities or we reasonably determine that we have insufficient funds to pay interest in cash, we are permitted to pay interest through the issuance of additional shares of our common stock subject to certain conditions. Our credit agreement no longer restricts our ability to pay cash interest to holders of the 6% notes and we paid cash interest to holders of 6% notes on the August 15, 2011 interest payment date and expect to make future interest payments in cash in lieu of paying interest with shares of common stock. We may not redeem the 6% notes prior to the stated maturity.

The notes are convertible, at the holder’s option, at any time and from time to time, into shares of our common stock. The notes are currently convertible at a conversion price of $3,225 per share, which is equal to a conversion rate of approximately 3 shares per $10,000 principal amount of notes, subject to adjustment. The 6% notes indenture provides that the maximum number of shares of our common stock that can be issued in respect of the 6% notes upon conversion or with respect to the payment of interest or in connection with the make whole premium or otherwise shall be limited to 21,522 shares of common stock for $69.4 million in aggregate principal amount of the 6% notes, subject to certain adjustments. If the limit is reached, no holder is entitled to any other consideration on account of shares not issued. As of December 31, 2011, a maximum of 17,616 shares of our common stock would be available for future issuances in respect of the 6% notes. Such limitation on the number of shares of common stock issuable in respect of the 6% notes applies on a pro rata basis to the approximately $69.4 million in aggregate principal amount of outstanding 6% notes.

The 6% notes are our senior unsecured obligations and rank equally with all of our other senior indebtedness and rank senior to any of our subordinated indebtedness outstanding or incurred in the future. The 6% notes are guaranteed on a senior unsecured basis by certain of our domestic subsidiaries.

Ability to Continue as a Going Concern

Our principal sources of liquidity are cash and cash equivalents and available borrowings under our $400 million ABL facility and any prospective net operating cash flows resulting from improvements in operations. As of December 31, 2011, we had cash and cash equivalents and availability under the ABL facility of approximately $276.6 million and the borrowing base under our ABL facility was approximately $360.5 million.

Our principal uses of cash are to fund our operations, including making contributions to our single employer pension plans and the multiemployer pension funds and to meet our other cash obligations, including paying cash interest and principal for our funded debt, letter of credit fees under our credit facilities and funding capital expenditures. For the years ended December 31, 2011, 2010 and 2009, our cash flow from operating activities used net cash of $26.0 million, provided net cash of $0.7 million (inclusive of net tax refunds of $80.8 million) and used net cash of $379.3 million, respectively, and we reported net losses from continuing operations of $354.4 million, $304.7 million, and $631.7 million, respectively. In 2011, our operating revenues increased by $534 million to $4.9 billion as compared to 2010 and our operating loss decreased to $138 million in 2011 from $228 million in 2010.

Following the completion of the restructuring, we continue to have a considerable amount of indebtedness, a substantial portion of which will mature in late 2014 or early 2015, and considerable future funding obligations for our single employer pension plans and the multiemployer pension funds. As of December 31, 2011, we had approximately $1.3 billion in aggregate principal amount of outstanding indebtedness, which amount will increase over time as we continue to pay PIK interest on a portion of such indebtedness. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to service such indebtedness or pay principal when due in respect of such indebtedness. We expect our funding obligations in 2012 under our single employer pension plans will be approximately $79.7 million. Since resuming participation in June 2011, our contribution obligations for multiemployer plans increased to $48.7 million for 2011 as compared to $3.3 million for 2010 and $267.1 million for 2009. See Note 8 to our consolidated financial statements included elsewhere in this annual report for further information related to contributions to our single employer pension plans and the multiemployer pension funds. In addition, we also have, and will continue to have, substantial operating lease obligations. As of December 31, 2011, our minimum rental expense under operating leases for 2012 was $48.3 million. As of December 31, 2011, our operating lease obligations through 2025 totaled $137.3 million.

Our capital expenditures for the years ended December 31, 2011, 2010 and 2009 were $71.6 million, $19.2 million and $36.3 million. These amounts were principally used to fund replacement engines and trailer refurbishments for our revenue fleet, capitalized maintenance costs for our network facilities and technology infrastructure. In light of our recent operating results and liquidity needs, we have deferred capital expenditures and expect to continue to do so for the foreseeable future, including the next twelve months. As a result, the average age of our fleet has increased and we will need to update our fleet periodically.

Over the last three fiscal years, we have generated a significant amount of liquidity through the sale and leaseback of assets, the disposal of property, assets and business lines, and the deferral of payments of our multi-employer pension contributions and payments of interest and fees under our credit agreement. We generated net proceeds from the sale and leaseback of assets and the disposal of property, assets and business lines of $76.4 million, $166.6 million and $496.5 million for the years ended December 31, 2011, 2010 and 2009, respectively, and had net borrowings $272.1 million during 2011, net repayments of $53.5 million in 2010 and net borrowings of $83.5 million during 2009, under the Company’s credit facilities which included required mandatory debt repayments.

We deferred payment of $4.4 million and $171.4 million of multi-employer pension contributions during the years ended December 31, 2010 and 2009 respectively, converting that contribution deferral obligation into an interest-bearing debt secured by certain real estate. Net proceeds from the sales of secured real estate were used to pay down the contribution deferral obligation to $140.2 million at December 31, 2011. We also deferred payment of interest and fees under our credit agreement of $43.6 million, $93.2 million and $31.3 million during the years ended December 31, 2011, 2010 and 2009, respectively, and we exchanged $165 million of our credit agreement obligation for equity as part of our July 2011 restructuring.

As previously discussed, the credit facilities require us to comply with certain financial covenants, including maintenance of a maximum total leverage ratio, minimum interest coverage ratio, minimum adjusted EBITDA and maximum capital expenditures. Adjusted EBITDA, as defined our credit facilities, is a measure that reflects the Company’s earnings before interest, taxes, depreciation, and amortization expense, and further adjusted for letter of credit fees, equity-based compensation expense, net gains or losses on property disposals and certain other items, including restructuring profession fees and results of permitted dispositions and discontinued operations. We were in compliance with each of these covenants as of and for the four quarters ended December 31, 2011.

During the next twelve months, the thresholds required under these financial covenants are subject to significant step-ups, including, for example, a minimum adjusted EBITDA of the following:

•	$160 million for the four quarters ending March 31, 2012 and June 30, 2012,

•	$210 million for the four quarters ending September 30, 2012,

•	$250 million for the four quarters ending December 31, 2012 and

•	$275 million for the four quarters ending March 31, 2013.

Our adjusted EBITDA (as defined in our credit facilities) for the four quarters ended December 31, 2011 was $159.2 million as compared to the covenant requirement of $125 million.

Our current management forecast indicates that our operating results are not expected to improve at a rate sufficient for us to meet these stepped-up minimum covenant thresholds beginning in the second quarter of 2012. In addition, we have a covenant compliance risk prior to the second quarter of 2012. As a result, our operating results would have to improve beyond our current expectations for us to remain in compliance with these more stringent financial covenants. Our operating results are impacted by a number of factors, many of which are outside of our control, and as a result, we cannot provide any assurances that this will be the case. In the event that we fail to meet these financial covenants, we will need to seek an amendment or waiver from our lenders or otherwise we will be in default under our credit facilities, which would enable lenders thereunder to accelerate the repayment of amounts outstanding and exercise remedies with respect to collateral. In the event that our lenders under our credit facilities demand payment, we will not have sufficient cash and cash flows from operations to repay such indebtedness. In addition, a default under our credit facilities or the lenders exercising their remedies thereunder would trigger cross-default provisions in our other indebtedness and certain other operating agreements. Our ability to amend our credit facilities or otherwise obtain waivers from our lenders depends on matters that are outside of our control and there can be no assurance that we will be successful in that regard.

Our ability to continue as a going concern over the next twelve months is dependent on a number of factors, many of which are outside of our control. These factors include:

•	our operating results, pricing and shipping volumes must continue to improve at a rate significantly better than what we have achieved in our recent financial results;

•

we must continue to comply with covenants and other terms of our credit facilities so as to have access to the borrowings available to us under such credit facilities or otherwise obtain lender approval to modify those covenants;

•	our anticipated cost savings under our labor agreements, including wage reductions and savings due to work rule changes, must continue;

•	we must complete real estate sale transactions as anticipated;

•	we must continue to defer purchases of replacement revenue equipment or secure suitable lease financing arrangements for such replacement revenue equipment;

•	we must continue to implement and realize substantial cost savings measures to match our costs with business levels and to continue to become more efficient;

•

we must continue to carefully manage receipts and disbursements, including amounts and timing, focusing on reducing days sales outstanding for trade receivables and managing days outstanding for trade payables; and

•

we must be able to generate operating cash flows that are sufficient to provide for additional cash requirements for pension contributions to single-employer and multiemployer pension plans, cash interest on debt and for capital expenditures or additional lease payments for new revenue equipment.

There can be no assurance that management will be successful or that such plans will be achieved. We expect to continue to monitor our liquidity, work to alleviate these uncertainties and address our cash needs through a combination of one or more of the following actions:

•	we will continue to aggressively seek additional and return business from customers;

•	we will continue to attempt to reduce our escrow deposits and letter of credit collateral requirements related to our self-insurance programs;

•	if appropriate, we may sell additional equity or pursue other capital market transactions; and

•	we may consider selling additional assets or business lines, which would require lenders’ consent in certain cases.

The Company has experienced recurring net losses from continuing operations and operating cash flow deficits. Our ability to continue as a going concern is dependent on many factors, including among others, improvements in our operating results necessary to comply with our existing debt covenant requirements, or modify our existing debt covenant requirements and achieve the operating results necessary to comply with the modified covenants. These conditions raise significant uncertainty about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of the foregoing uncertainties.

10. Debt and Financing

Total debt consisted of the following:

As of December 31, 2011 (in millions)	Par Value	Premium/ (Discount)	Book Value	Stated Interest Rate	Effective Interest Rate
Restructured term loan	$303.1	$98.9	$402.0	10.0%	0.0%
ABL facility – Term A (capacity $175, borrowing base $136.1, availability $76.1)	60.0	(7.6)	52.4	8.5%	51.5%
ABL facility – Term B	224.4	(12.4)	212.0	11.25%	14.7%
Series A Notes	146.3	(35.0)	111.3	10.0%	18.3%
Series B Notes	98.0	(37.1)	60.9	10.0%	25.6%
6% convertible senior notes	69.4	(10.3)	59.1	6.0%	15.5%
Pension contribution deferral obligations	140.2	(0.6)	139.6	3.0-18.0%	5.2%
Lease financing obligations	315.2	—	315.2	10.0-18.2%	11.9%
5.0% and 3.375% contingent convertible senior notes	1.9	—	1.9	5.0% and 3.375%	5.0% and 3.375%
Other	0.3	—	0.3

Total debt	$1,358.8	$(4.1)	$1,354.7

Current maturities of ABL facility – Term B	(2.3)	—	(2.3)
Current maturities of 5.0% and 3.375% contingent convertible senior notes and other	(2.2)	—	(2.2)
Current maturities of lease financing obligations	(5.0)	—	(5.0)

Long-term debt	$1,349.3	$(4.1)	$1,345.2

As of December 31, 2010 (in millions)	Par Value	Premium/ (Discount)	Book Value
Revolving credit facility	$142.9	$—	$142.9
Term loan	257.1	0.7	257.8
ABS borrowings, secured by accounts receivable (capacity $325.0)	122.8	—	122.8
6% convertible senior notes	69.4	(13.3)	56.1
Pension contribution deferral obligations	139.1	—	139.1
Lease financing obligations	338.4	—	338.4
5.0% and 3.375% contingent convertible senior notes	1.9	—	1.9
Other	1.1	—	1.1

Total debt	$1,072.7	$(12.6)	$1,060.1

Current maturities of 5.0% and 3.375% contingent convertible senior notes and other	(2.9)	—	(2.9)
Current maturities of lease financing obligations	(4.4)	—	(4.4)
Current maturities of pension contribution deferral obligations	(92.7)	—	(92.7)
ABS borrowings	(122.8)	—	(122.8)

Long-term debt	$849.9	$(12.6)	$837.3

Restructuring of Debt Obligations

On July 22, 2011, we completed our financial restructuring. The key terms of the financial restructuring, including terms of the debt and equity instruments issued, are further described in Note 9 to our consolidated financial statements. The accounting treatment for such financial restructuring is described below.

Restructured Credit Agreement Claims

Prior to the restructuring, the Company’s aggregate principal amount due under our Credit Agreement was $612.4 million with an aggregate carrying amount of $579.6 million and our outstanding letter of credit obligations were $437.0 million.

In connection with the restructuring, we exchanged $305.0 million of amounts due under our Credit Agreement for 3,717,948 shares of our Series B Preferred Stock and $140.0 million in aggregate principal amount of our Series A Notes. We also converted the remaining Credit Agreement borrowings from the revolving credit facility to the restructured term loan, eliminated the unused revolving credit facility capacity and extended the Credit Agreement maturity date to March 31, 2015 for the $307.4 million aggregate principal amount restructured term loan and the $437.0 million letter of credit facility.

In accordance with FASB ASC 470-60, we accounted for this element of the restructuring as a troubled debt restructuring as the Company had been experiencing financial difficulty and the lenders granted a concession to the Company. We assessed the total future cash flows of the restructured debt as compared to the carrying amount of the original debt and determined the total future cash flows to be greater than the carrying amount at the date of the restructuring. As such, the carrying amount was not adjusted and no gain was recorded, consistent with troubled debt restructuring accounting.

The following table shows carrying amounts of the Credit Agreement prior to the restructuring and carrying amounts of the securities outstanding upon effecting the exchange and the Credit Agreement modification described above, including related embedded derivatives recorded at fair value:

Credit Agreement Prior to Restructuring	(in millions)	Securities and Indebtedness Post- Restructuring	(in millions)
Principal amount of term loan	$251.6	Principal amount of restructured term loan	$307.4
Outstanding revolving credit facility	192.0	Premium on restructured term loan	114.0
Deferred interest and fees	168.8	Principal amount of Series A Notes	140.0

Amounts due under the Credit Agreement	612.4	Discount on Series A Notes	(37.4)
Unamortized debt issuance costs	(33.3)	Conversion feature in Series A Notes	12.4
Premium on term loan	0.5	Series B Preferred Stock	43.2

Basis of Credit Agreement allocated in troubled debt restructuring	$579.6	Basis of Credit Agreement allocated in troubled debt restructuring	$579.6

The Credit Agreement’s carryover basis was allocated to the restructured term loan and Series A Notes on a relative fair value basis, after taking into account the Series B Preferred Stock and the conversion feature in the Series A Notes. The difference in the effective interest rates as compared to the stated interest rates for the restructured term loan and Series A Notes is a function of the underlying fair values of the respective instruments, due to the allocation of carryover basis on a relative fair value basis. Fair values of the respective instruments were based on a contemporaneous valuation using an option pricing model, a Level 3 fair value measurement.

The fair value of 3,717,948 shares of Series B Preferred Stock issued in exchange for amounts due under our Credit Agreement, $43.2 million, was based on a contemporaneous valuation, whereas an estimated enterprise value was first calculated using assumptions related to market multiples of earnings, a market approach which is a Level 3 fair value measurement. The estimated enterprise value was then reduced by the fair value of our debt instruments post-restructuring, with the residual allocated to our Series B Preferred Stock and common stock. See further discussion regarding our Series B Preferred Stock in Note 14 to our consolidated financial statements.

The conversion feature embedded in the Series A Notes was required to be bifurcated on the restructuring closing date and separately measured as a derivative liability, as the Company did not have enough authorized and unissued common shares to satisfy conversion of the Series A Notes. We estimated the fair value of the conversion feature based on a contemporaneous valuation using an option pricing model, a Level 3 fair value measurement, and determined the fair value to be $12.4 million.

On September 16, 2011, the Company held a special meeting of shareholders at which the Company’s amended and restated certificate of incorporate was approved and the number of authorized common shares increased to allow for the conversions. This increase provided sufficient authorized common shares to satisfy the conversion feature in the Series A Notes, and thus the conversion feature in the Series A Notes was no longer required to be bifurcated and presented as a derivative liability. The conversion feature was adjusted to a fair value of $26.5 million on September 16, 2011, with the change of $14.1 million recorded as ‘Fair value adjustment on derivative liabilities’ in the accompanying statements of consolidated operations. The $26.5 million fair value of the conversion feature was then reclassified as an equity-classified derivative within ‘Capital surplus’ in the accompanying consolidated balance sheet.

We allocated $15.6 million of professional fees to this element of the restructuring, of which $14.0 million are related to the issuance of the Series A Notes and modifications to the Credit Agreement. Such amount has been recognized as ‘Nonoperating restructuring transaction costs’ in the accompanying statements of consolidated operations, consistent with troubled debt restructuring accounting. The remaining $1.6 million of professional fees are allocated to the issuance of the Series B Preferred Stock and have been recorded as a reduction to ‘Capital surplus’ in the accompanying consolidated balance sheet.

ABL Facility and Refinancing of ABS Facility

In connection with the restructuring, the Company entered into the ABL facility, of which the $175.0 Term A Facility was funded by lenders that did not participate in the ABS facility and the $225.0 million Term B Facility was funded by one of the ABS facility lenders. This element of the restructuring is being accounted for as an extinguishment of debt and issuance of new debt, for the portion of ABL facility debt attributed to lenders that did not participate in the ABS facility. For the portion of the ABL facility debt attributed to the lender that participated in the ABS facility, this element of the transaction is being accounted for as an exchange of line-of-credit or revolving-debt arrangements.

As a part of refinancing the ABS facility, the lenders agreed to forgive accrued interest of $11.3 million and deferred commitment fees of $15.0 million. The forgiveness of the interest and fees along with the write-off of $1.2 million of unamortized deferred debt costs associated with the ABS facility resulted in the recognition of a gain on the extinguishment of debt of $25.1 million. Such amount has been recognized as ‘(Gain) loss on extinguishment of debt’ in the accompanying statements of consolidated operations.

We allocated $5.2 million of professional fees to this element of the restructuring. Such costs have been recorded as unamortized deferred debt costs in “Other assets” in the accompanying consolidated balance sheet and will be recognized as interest expense over the term of the ABL facility.

Restructured Contribution Deferral Agreement

In connection with the restructuring, we entered into the A&R CDA with certain multiemployer pension funds to which we contribute. Such amendment, among other things, revised the final maturity date from December 31, 2012 to March 31, 2015 for amounts outstanding at the date of the restructuring, converted accrued interest ($4.5 million) at the time of the restructuring to principal, and increased the interest rate for the Central States Pension Fund, which represents 64.3% of the total amount outstanding under the CDA, to 7.5%. The impact of this element of the restructuring on our accompanying consolidated balance sheet was primarily limited to the reclassification of current obligations to non-current liabilities, due to the change in maturity date for all principal to March 31, 2015.

We allocated $3.8 million of professional fees to this element of the restructuring. Such amount has been recognized as ‘Nonoperating restructuring transaction costs’ in the accompanying statements of consolidated operations.

Series B Notes

The conversion feature embedded in the Series B Notes was required to be bifurcated on the restructuring date and separately measured as a derivative liability, as the Company did not have enough authorized and unissued common shares to satisfy conversion of the Series B Notes. We estimated the fair value of the conversion feature based on a contemporaneous valuation using an option pricing model, a Level 3 fair value measurement, and determined the fair value to be $41.7 million.

On September 16, 2011, the Company held a special meeting of shareholders to approve the Company’s amended and restated certificate of incorporation was approved and the number of authorized common shares to allow for the conversions. This increase provided sufficient authorized common shares to satisfy the conversion feature in the Series B Notes, and thus the conversion feature in the Series B Notes was no longer required to be bifurcated and presented as a derivative liability. The conversion feature was adjusted to a fair value of $106.8 million on September 16, 2011, with the change of $65.1 million recorded as ‘Fair value adjustment on derivative liabilities’ in the accompanying statements of consolidated operations. The $106.8 million fair value of the conversion feature was then reclassified as an equity-classified derivative within ‘Capital surplus’ in the accompanying consolidated balance sheet.

We allocated $2.1 million of professional fees to this element of the restructuring. Such costs have been recorded as unamortized deferred debt costs in “Other assets” in the accompanying consolidated balance sheet and will be recognized as interest expense over the term of the Series B Notes.

Conversion of Series B Notes

During 2011 $6.3 million aggregate principal amount of Series B Notes converted into 0.5 million shares of common stock. Upon conversion, we recorded $5.1 million of additional interest expense representing the $2.6 million make whole premium and $2.5 million of accelerated amortization of the discount on the Series B Notes converted.

From January 1, 2012 through February 20, 2012, $0.8 million aggregate principal amount of Series B Notes converted into 0.1 million shares of common stock.

6% Notes

The 6% Notes indenture provides that the maximum number of shares of our common stock that can be issued in respect of the 6% Notes upon conversion or with respect to the payment of interest or in connection with the make whole premium or otherwise shall be limited to 21,552 shares of common stock per $69.4 million in aggregate principal amount of the 6% Notes, subject to certain adjustments. If the limit is reached, no holder is entitled to any other consideration on account of shares not issued. This limitation terminates if the holders of our common stock approve the termination of this limitation. Our credit facilities no longer restrict the Company’s ability to pay cash interest to holders of the 6% Notes. The Company paid cash interest to holders of 6% Notes on the August 15, 2011 interest payment date and expects to make future interest payments in cash in lieu of paying interest with shares of common stock. As of February 20, 2012, a maximum of 17,616 shares of the Company’s common stock would be available for future issuances in respect of the 6% Notes. Such limitation on the number of shares of common stock issuable in respect of the 6% Notes applies on a pro rata basis to the approximately $69.4 million in aggregate principal amount of outstanding 6% Notes.

Lease Financing Transactions

During 2011, 2010 and 2009, we received $9.0 million, $45.0 million and $315.5 million, respectively, in net cash proceeds from lease financing transactions with various parties. The underlying transactions included providing title of certain real estate assets to the issuer in exchange for agreed upon proceeds; however, the transactions did not meet the accounting definition of a “sale leaseback” and as such, the assets remain on our balance sheet and long-term debt (titled Lease Financing Obligations) is reflected on our balance sheet in the amount of the proceeds. We are required to make monthly lease payments, which are recorded as principal and interest payments under these arrangements, generally over a term of ten years, with effective interest rates ranging from 10% to 18.2%.

2009 Bond Exchange

On December 31, 2009, we completed exchange offers with certain holders of our outstanding debt securities (the “Exchange Offers”) whereby we exchanged 4,867 shares of our common stock and 4.3 million shares of our Class A convertible preferred stock (0.1 million shares of common stock, on an as-if converted basis) for $470.2 million in aggregate principal amount of our notes and $5.2 million of accrued interest.

The outstanding note aggregate principal amounts before and after the December 31, 2009 exchange are as follows:

(in millions)	Principal amount outstanding before the exchange	Principal amount exchanged	Principal amount outstanding after the exchange
8 1/2% USF senior notes	$150.0	$105.0	$45.0
5% contingent convertible notes	236.8	216.8	20.0
3.375% contingent convertible notes	150.0	148.4	1.6

Total	$536.8	$470.2	$66.6

The exchange consideration consisting of shares of our common stock, received for any old notes tendered would result in full settlement of the old notes exchanged, and as such, we accounted for the exchange of the notes for shares of our common and preferred stock as a troubled debt restructuring. With respect to the contingent convertible notes, the fair value of such notes was compared to their carrying value to compute the related gain of $184.8 million. In addition, the carrying amount of the USF notes tendered was greater than the fair value of the shares of our common and preferred stock issued pursuant to the exchange consideration and resulted in a gain of $9.1 million.

Maturities

The principal maturities of total debt for the next five years and thereafter are as follows:

(in millions)	Restructured Term Loan	ABL Facility	Series A and Series B Notes (b)	Contingent Convertible Senior Notes	6% Contingent Senior Notes	Lease Financing Obligation (a)	Pension Deferral	Other	Total
2012	$—	$2.3	$—	$1.9	$—	$5.0	$—	$0.3	$9.5
2013	—	2.2	—	—	—	4.8	—	—	7.0
2014	—	279.9	—	—	69.4	6.2	—	—	355.5
2015	303.1	—	244.3	—	—	7.9	140.2	—	695.5
2016	—	—	—	—	—	10.5	—	—	10.5
Thereafter	—	—	—	—	—	280.8	—	—	280.8

Total	$303.1	$284.4	$244.3	$1.9	$69.4	$315.2	$140.2	$0.3	$1,358.8

(a)

Lease financing obligations subsequent to 2016 of $280.8 million represent principal cash obligations of $61.3 million and the estimated net book value of the underlying assets at the expiration of their associated lease agreements of $219.5 million.

(b)

The Series A Notes included herein exclude $54.5 million of payment in-kind interest that will be due and payable if the notes are held to maturity and the Series B Notes included herein exclude $36.6 million.

Fair Value Measurement

The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows:

	December 31, 2011		December 31, 2010
(in millions)	Carrying amount	Fair Value	Carrying amount	Fair Value
Restructured term loan	$402.0	$216.5	$—	$—
ABL facility	264.4	268.8	—	—
Series A Notes and Series B Notes	172.2	168.7	—	—
Lease financing obligations	315.2	315.2	338.4	338.4
Credit Agreement borrowings	—	—	400.7	274.0
ABS facility borrowings	—	—	122.8	122.8
Other	200.9	139.9	198.2	116.6

Total debt	$1,354.7	$1,109.1	$1,060.1	$851.8

The fair values of the restructured term loan, ABL facility, Series A and Series B Notes, and pension contribution deferral obligations were estimated based on observable prices (level two inputs for fair value measurements). The fair value of the 6% convertible senior notes was valued using the year end conversion price for convertible notes (level three inputs for fair value measurements). The carrying amount of the lease financing obligations approximates fair value.

11. Stock Compensation Plans

We have reserved 2.0 million shares for issuance to key management personnel and directors under the 2011 long-term incentive and equity award plan. As of December 31, 2011, 1.7 million shares remain available for issuance under this plan. The plan permits the issuance of restricted stock and share units, as well as options, stock appreciation rights, and performance stock and performance stock unit awards. Awards under the plan can be satisfied in cash or shares at the discretion of the Board of Directors. According to the plan provisions, the share units provide the holders the right to receive one share of our common stock upon vesting of one share unit. The plan requires the exercise price of any option equal to the closing market price of our common stock on the date of grant.

A summary of activity in our stock option plans is presented in the following table:

	Shares	Weighted Average	Weighted Average Remaining Contractual	Aggregate Intrinsic Value
	(in thousands)	Exercise Price	Term (years)	(in millions)
Outstanding at December 31, 2008	—	$—
Granted	2	35,475.00
Exercised	—	—
Forfeited / expired	—	—

Outstanding at December 31, 2009	2	$35,475.00
Granted	31	3,600.00
Exercised	—	—
Forfeited / expired	—	—

Outstanding at December 31, 2010	33	$3,680.09
Granted	—	—
Exercised	—	—
Forfeited / expired	—	—

Outstanding at December 31, 2011	33	$3,680.09	8.17	$—

Exercisable at December 31, 2011	33	$3,680.09	8.17	—

On March 1, 2010, we formalized the Second Union Employee Option Plan that provided for a grant of up to 31,000 options, including the effect of the reverse stock split, to purchase our common stock at an exercise price equal to $3,600.00 per share, of which all have been granted. As a part of the union wage reduction, we agreed to award a certain equity interest to all effected union employees. These options vested immediately, will expire 10 years from the grant date, and were exercisable upon shareholder approval, which was received on June 29, 2010, at our annual shareholder meeting.

On March 1, 2010, we also formalized the Second Union Employee Stock Appreciation Right Plan that provided for a grant of up to 35,000 cash settled stock appreciation rights (“SARs”). These SARs terminated on June 29, 2010, upon approval of the Second Union Employee Option Plan discussed above.

The fair value of each option award was estimated on the date the grant was approved by shareholders using the Black-Scholes-Merton pricing model. Expected volatilities were estimated using historical volatility of our common stock. We used historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior were considered separately for valuation purposes. The expected term of options granted was derived from the output of the valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

We valued the award granted under the Second Union Employee Option Plan in 2010 using the above described model with the following weighted average assumptions:

2010
Dividend yield	—%
Expected volatility	173.2%
Risk-free interest rate	0.61%
Expected option life (years)	2.0
Fair value per option	$675.00

Based on the above fair value calculation, we recognized compensation expense of $25.0 million related to these outstanding stock option awards for the year ended December 31, 2010 which is included in “Equity based compensation expense” in our accompanying statement of consolidated operations.

On January 2, 2009, we awarded our non-union employees options to purchase up to an aggregate of 703 shares of our common stock at an exercise price equal to $25,050.00 per share. The options were scheduled to vest at the rate of 25% per year and expire in 10 years. The options were granted subject to shareholder approval, which was received on May 14, 2009 at our annual shareholder meeting. Due to the effect of the reverse stock split effective December 1, 2011, there are no options outstanding under this award as of December 31, 2011.

On January 2, 2009, we also adopted a Non-Union Employee Stock Appreciation Right (“SAR”) Plan that awarded up to 703 cash settled SARs. These SARs terminated on May 14, 2009, upon the shareholder approval of the Non-Union Employee Option Plan discussed above.

We valued the award granted under the Non-Union Employee Option Plan in 2009 using the above described model with the following weighted average assumptions:

2009
Dividend yield	—%
Expected volatility	88.3%
Risk-free interest rate	1.6%
Expected option life (years)	4.0
Fair value per option	$15,450.00

Based on the above fair value calculation, we recognized compensation expense of $1.9 million related to these outstanding stock option awards for the year ended December 31, 2009 which is included in “Equity based compensation expense” in our accompanying statement of consolidated operations. Compensation expense will continue to be recognized ratably over the vesting period.

On February 12, 2009, we formalized a Union Employee Option Plan that provided for a grant of up to 1,519 options to purchase our common stock at an exercise price equal to $28,050.00 per share, of which all were granted. As a part of the union wage reduction, we agreed to award a certain equity interest to all effected union employees. These options vested immediately, were scheduled to expire 10 years from the grant date, and were exercisable after a twelve month period beginning for a substantial majority of options in February 2009. These options were granted subject to shareholder approval, which was received on May 14, 2009, at our annual shareholder meeting. Due to the effect of the reverse stock split effective December 1, 2011, there are no options outstanding under this award as of December 31, 2011.

On February 12, 2009, we also formalized the Union Employee Stock Appreciation Right Plan that provided for a grant of up to 1,519 cash settled SARs. These SARs terminated on May 14, 2009 upon the shareholder approval of the Union Employee Option Plan discussed above.

We valued the award granted under the Union Employee Option Plan in 2009 using the above described model with the following weighted average assumptions:

2009
Dividend yield	—%
Expected volatility	120.6%
Risk-free interest rate	0.9%
Expected option life (years)	2.0
Fair value per option	$14,325.00

Based on the fair value calculation above, we recognized compensation expense of $21.0 million related to these outstanding stock option awards for the year ended December 31, 2009, which is included in “Equity based compensation expense” in our accompanying statement of consolidated operations.

The following table summarizes information about stock options outstanding as of December 31, 2011:

	Options Outstanding			Options Exercisable
Range of exercise prices	Shares (in thousands)	Weighted Average Remaining Contractual Years	Weighted Average Exercise price	Shares (in thousands)	Weighted Average Exercise price
$ 0.00 – 3,700.00	33	8.17	$3,680.09	33	$3,680.09

A summary of the activity of our nonvested restricted stock and share unit awards is presented in the following table:

	Shares (in thousands)	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2008	—	$—

Nonvested at December 31, 2009	—	$—

Nonvested at December 31, 2010	—	$—
Granted	271	11.60
Vested	(1)	11.60
Forfeited	—	—

Nonvested at December 31, 2011	270	$11.60

We recognize expense on a straight-line basis over the vesting term. The vesting provisions for the restricted stock and share unit awards and the related number of shares awarded during the year ended December 31 are as follows:

	Shares (in thousands)
Vesting Terms	2011	2010	2009
• 25% on January 1, 2013, 25% on the 2 year anniversary of the employment date, 25% on each employment anniversary thereafter	184	—	—
• 100% on July 27, 2013	6	—	—
• 33.3% immediately and 33.3% per year thereafter on the anniversary of the grant date	3	—	—
• 25% per year for four years	78	—	—

Total restricted stock and share units granted	271	—	—

As of December 31, 2011 and 2010, there was $3.2 million and $0.3 million, respectively of unrecognized compensation expense related to nonvested share-based compensation arrangements. That expense is expected to be recognized over a weighted-average period of 3.7 years. The fair value of nonvested shares is determined based on the closing trading price of our shares on the grant date. The fair value of shares vested during the years ended December 31, 2011 and 2010, was not material.

At December 31, 2011, none of the outstanding awards under our stock compensation plans provide dividend participation features.

Teamster 401(k) Contribution

On July 22, 2011, the Company delivered into escrow 1,282,051 shares of our Series B Preferred Stock, which were delivered from escrow on July 25, 2011, to the Teamster-National 401(k) Savings Plan for the benefit of the Company’s IBT employees. The $14.9 million fair value of the 1,282,051 shares of Series B Preferred Stock issued was based on a contemporaneous valuation, whereas an estimated enterprise value was first calculated using assumptions related to market multiples of earnings, a market approach which is a level 3 fair value measurement. The estimated enterprise value was then reduced by the fair value of our debt instruments post-restructuring, with the residual allocated to our Series B Preferred Stock and common stock. On September 16, 2011, following approval from the shareholders of the Company’s amended and restated certificate of incorporation the number of common shares increased and these preferred shares were automatically converted into 1.6 million shares of common stock.

This element of the restructuring is being accounted for as the grant of a share-based payment award to employees and the $14.9 million charge for the share-based payments has been included in “Equity based compensation expense” in the accompanying statements of consolidated operations.

12. Income Taxes

We use the asset and liability method to reflect income taxes on our financial statements. We recognize deferred tax assets and liabilities by applying enacted tax rates to the differences between the carrying value of existing assets and liabilities and their respective tax basis and to loss carryforwards. Realizable tax credit carryforwards are recorded as deferred tax assets. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the change occurs. We assess the validity of deferred tax assets and loss and tax credit carryforwards and provide valuation allowances when we determine it is more likely than not that such assets, losses, or credits will not be realized. We have not recognized deferred taxes relative to foreign subsidiaries’ earnings that are deemed to be permanently reinvested. Any related taxes associated with such earnings are not material.

Deferred tax liabilities (assets) were comprised of the following at December 31:

(in millions)	2011	2010
Depreciation	$375.2	$330.5
Prepaid expenses and other	0.9	0.3
Deferred revenue	12.4	12.2
Intangibles	45.5	29.5
Gain on debt redemption	64.5	64.8
Other	45.7	26.2

Deferred tax liabilities	544.2	463.5

Claims and insurance	(204.6)	(202.1)
Allowance for doubtful accounts	(3.8)	(5.0)
Net operating loss carryforwards	(230.5)	(147.5)
Employee benefit accruals	(238.2)	(233.1)
Revenue reserves	(3.5)	(5.3)
Other	(200.1)	(78.4)

Deferred tax assets	(880.7)	(671.4)

Valuation allowance	336.6	208.3

Net deferred tax assets	(544.1)	(463.1)

Net deferred tax liability	$0.1	$0.4

Current income tax receivable was $9.6 million and $13.3 million as of December 31, 2011 and 2010, respectively, and is included in “Prepaid expenses and other” in the accompanying balance sheets.

The Company has carried back the 2011 federal taxable loss to the extent allowed and received refunds of $8.8 million in February 2012. As of December 31, 2011, the Company has remaining Net Operating Loss carryforwards of approximately $458.2 million which will expire in 2030 and 2031 if not used. As of December 31, 2011, the Company has foreign tax credit carryforwards of approximately $15.3 million which will expire between 2014 and 2018 if not used.

As of December 31, 2011 and 2010, valuation allowances of $336.6 million and $208.3 million have been established for certain deferred tax assets because, based on available sources of future taxable income, it is more likely than not that those assets will not be realized.

A reconciliation between income taxes at the federal statutory rate and the consolidated effective tax rate follows:

	2011	2010	2009
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net	(1.1)	3.8	(0.1)
Permanent differences—debt recapitalization	(6.3)	—	5.9
Valuation allowance	(35.4)	(15.1)	(12.8)
Net decrease in unrecognized tax benefits	3.7	—	—
Other, net	6.2	0.3	0.9

Effective tax rate	2.1%	24.0%	28.9%

The income tax provision (benefit) consisted of the following:

(in millions)	2011	2010	2009
Current:
Federal	$(23.9)	$3.1	$(77.0)
State	11.3	(21.1)	1.5
Foreign	5.3	1.6	6.4

Current income tax benefit	$(7.3)	$(16.4)	$(69.1)

Deferred:
Federal	$(0.2)	$(76.4)	$(154.8)
State	—	(4.9)	(31.3)
Foreign	—	1.5	(1.7)

Deferred income tax benefit	$(0.2)	$(79.8)	$(187.8)

Income tax benefit from continuing operations	$(7.5)	$(96.2)	$(256.9)

Based on the income (loss) before income taxes:
Domestic	$(366.1)	$(386.4)	$(857.4)
Foreign	4.2	(14.5)	(31.2)

Loss before income taxes from continuing operations	$(361.9)	$(400.9)	$(888.6)

Uncertain Tax Positions

A rollforward of the total amount of unrecognized tax benefits for the years ended December 31 is as follows:

(in millions)	2011	2010
Unrecognized tax benefits at January 1	$45.1	$84.8

Increases related to:
Tax positions taken during a prior period	1.2	13.3
Tax positions taken during the current period	—	—

Decreases related to:
Tax positions taken during a prior period	(15.7)	(53.0)
Settlements with taxing authorities	(3.5)	—

Unrecognized tax benefits at December 31	$27.1	$45.1

At December 31, 2011 and 2010, there are $10.6 million and $28.9 million of benefits that, if recognized, would affect the effective tax rate. We accrued interest of $1.5 million and $2.5 million for the years ended December 31 2011 and 2010 and reversed $5.7 million of previously accrued interest on uncertain tax positions during the year ended December 31, 2010 for a net reduction of $3.2 million for 2010. The reversal related primarily to a favorable resolution of a prior uncertain position. We accrued $7.0 million for the year ended December 31, 2009. The total amount of interest accrued for uncertain tax positions is $19.1 million and $17.6 million as of December 31, 2011 and 2010. During the year ended December 31, 2011, we paid tax of $3.3 million and interest of $2.2 million to settle an IRS audit of tax years 2002-04 for a consolidated group acquired in 2005 and reduced our previously recorded tax contingency accordingly. We have not accrued any penalties relative to uncertain tax positions. We have elected to treat interest and penalties on uncertain tax positions as interest expense and other operating expenses, respectively.

Reasonably possible changes in the next twelve months in the amount of unrecognized tax benefits relate to the following tax positions:

In connection with their audit of the Company’s 2005-2008 tax returns the IRS has proposed adjustments relative to certain transactions of our captive insurance company, YRC Assurance Co., Ltd. (“YRCA”). We believe the proposed adjustments are not valid and are litigating the issue. Any change by IRS to the 2005-2008 tax returns would be fully offset by a corresponding increase in the 2009 taxable loss that would be carried back to those years, resulting in no net tax exposure.

Tax years that remain subject to examination for our major tax jurisdictions as of December 31, 2011:

Statute remains open	2005-2010
Tax years currently under examination/exam completed	2005-2010
Tax years not examined	2011

13. Business Segments

We report financial and descriptive information about our reportable operating segments on a basis consistent with that used internally for evaluating segment performance and allocating resources to segments. We evaluate performance primarily on operating income and return on invested capital.

We have the following reportable segments, which are strategic business units that offer complementary transportation services to their customers. YRC Freight includes carriers that provide comprehensive national, regional and international services. Regional Transportation is comprised of carriers that focus primarily on business opportunities in the next-day and regional delivery markets. Truckload consists of Glen Moore, a former domestic truckload carrier. On December 15, 2011, we sold a majority of the assets of Glen Moore to a third party for $18.5 million. In connection with these assets sales the operations of Glen Moore ceased. We recognized a $4.6 million loss on the sale of these assets which is included in the Truckload segment for 2011.

Effective April 1, 2010, the results of Jiayu are reflected in our consolidated results as part of the Corporate Segment.

The accounting policies of the segments are the same as those described in the Note 2 to our consolidated financial statements. We charge management fees and other corporate services to our segments based on the direct benefits received or as a percentage of revenue. Corporate and other operating losses represent operating expenses of the holding company, including compensation and benefits and professional services for all periods presented. Corporate identifiable assets primarily refer to cash, cash equivalents, technology assets and deferred debt issuance costs as well as our investment in JHJ. Intersegment revenue relates to transportation services between our segments.

Beginning in 2011, all restructuring professional fees are included in our Corporate segment. Such costs are included in our Corporate segment as they primarily relate to our financial restructuring and other financing or capital structure actions, and not the operations of our strategic business units. We have recast segment operating income (loss) for prior periods to conform to the current year measure of segment performance. Operating loss for our Corporate segment was increased by $34.0 million for the year ended December 31, 2010, for the aggregate of restructuring professional fees previously reported in our other segments. Operating loss for our YRC Freight, Regional Transportation and Truckload segments were reduced by $26.7 million, $7.0 million and $0.3 million, respectively, for the year ended December 31, 2010 for professional fees previously reported in these segments.

Revenue from foreign sources totaled $186.8 million, $170.8 million, and $164.7 million in 2011, 2010 and 2009, respectively, and is largely derived from Canada, Asia and Mexico. Long-lived assets located in foreign countries totaled $15.5 million, $19.2 million and $25.9 million at December 31, 2011, 2010 and 2009, respectively.

The following table summarizes our operations by business segment:

	YRC	Regional		Corporate /
(in millions)	Freight (a)	Transportation	Truckload	Eliminations	Consolidated
2011
External revenue	$3,203.0	$1,553.2	$86.9	$25.7	$4,868.8
Intersegment revenue	—	1.0	12.0	(13.0)	—
Operating income (loss)	(88.5)	32.9	(18.9)	(63.7)	(138.2)
Identifiable assets	1,410.0	843.6	2.7	229.5	2,485.8
Capital expenditures, net	19.1	(32.4)	17.6	(8.5)	(4.2)
Depreciation and amortization	102.9	61.6	7.9	23.3	195.7

2010
External revenue	$2,884.8	$1,352.8	$78.0	$19.0	$4,334.6
Intersegment revenue	—	1.1	31.6	(32.7)	—
Operating income (loss)	(170.3)	3.2	(10.2)	(50.6)	(227.9)
Identifiable assets	1,591.0	864.3	49.8	66.5	2,571.6
Capital expenditures, net	(69.0)	3.1	0.6	3.1	(62.2)
Depreciation and amortization	108.0	63.6	8.8	20.6	201.0
Impairment charges	3.3	2.0	—	—	5.3
Equity investment impairment	—	—	—	12.3	12.3

2009
External revenue	$3,489.3	$1,322.4	$71.5	$(12.2)	$4,871.0
Intersegment revenue	—	0.2	40.9	(41.1)	—
Operating loss	(734.4)	(126.7)	(8.7)	(12.2)	(882.0)
Identifiable assets	1,783.7	1,023.0	59.6	44.6	2,910.9
Capital expenditures, net	(88.0)	(13.2)	0.1	5.7	(95.4)
Depreciation and amortization	135.2	66.2	9.0	35.4	245.8
Equity investment impairment	—	—	—	30.4	30.4

(a)	All amounts have been retroactively restated for the tire accounting policy change. See Note 2 to our consolidated financial statements for detailed changes by line item

14. Shareholders’ Deficit

The Company designated one of the authorized shares of preferred stock as its Series A Voting Preferred Stock. The Series A Voting Preferred Stock has a $1 liquidation value and entitles the holder to elect two directors to the Company’s Board of Directors. The one share of Series A Voting Preferred Stock was issued to the IBT on July 22, 2011 in connection with the restructuring. The Series A Voting Preferred Stock was recorded at its liquidation value.

The Company designated 4,999,999 of the authorized shares of preferred stock as its Series B Preferred Stock. As part of the restructuring, we issued 4,999,999 shares of Series B Preferred Stock to satisfy a portion of the outstanding credit agreement claims (3,717,948 shares) and to satisfy our obligation to the IBT for their modifications of the MOU in both 2009 and 2010 (1,282,051 shares). On September 16, 2011, these preferred shares were immediately convertible into our common stock upon effectiveness of the Charter Agreement Merger and increase in authorized common shares. At the date of issuance, July 22, 2011, the Company did not have sufficient authorized and unissued common shares to satisfy the conversion of all of the Series B Preferred Stock and as such, the Company considered the guidance under ASC Topic 815-40 and determined that conversion was not within the Company’s control for the Series B Preferred Stock and therefore classified the Series B Preferred Stock as temporary equity for the period July 22, 2011 through September 16, 2011, at which such time the Series B Preferred Stock converted into common shares.

The Series B Preferred Stock contained a beneficial conversion feature that was in-the-money on July 22, 2011. The $58.1 million fair value of the Series B Preferred Stock was allocated to this beneficial conversion feature at July 22, 2011, resulting in a discount recorded against the Series B Preferred Stock of $58.1 million, with the offset recorded to ‘Capital surplus’. Upon effectiveness of the Charter Agreement Merger and increase in authorized common shares on September 16, 2011, the $58.1 million discount recorded against the Series B Preferred Stock was amortized into ‘Accumulated deficit’.

The amortization of the discount recorded against the Series B Preferred Stock increased the net loss attributable to common shareholders in the calculation of basic and diluted loss per share.

On September 16, 2011, the Company’s stockholders approved the following:

•

an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of the Company’s capital stock from 85.0 million shares to 10.005 billion shares of which five million shares are preferred stock, par value $1.00 per share, and 10.0 billion shares are common stock, par value $0.01 per share; and

•

an amendment to the Company’s Certificate of Incorporation to effect a reverse stock split of the Company’s common stock following the effectiveness of the authorized share increase described above, at a ratio to be determined by the Company’s board of directors and within a range of one—for-50 to one-for-30; and reduce the number of authorized shares of the Company’s common stock by the reverse split ratio.

On September 16, 2011, the Company filed a Certificate of Merger with the Delaware Secretary of State in connection with which the Company’s certificate of incorporation was amended and restated. This amended and restated certificate of incorporation (the “New Charter”) increased the Company’s authorized capital stock to 10.005 billion shares of capital stock, consisting of 5.0 million shares of preferred stock, par value $1.00 per share, and 10.0 billion shares of common stock, par value $0.01 per share.

The board of directors approved a reverse stock split effective December 1, 2011 at a ratio of 1:300. The reverse stock split was effective on NASDAQ on December 2, 2011. Fractional shares were not issued in connection with the reverse stock split. Fractional shares were collected and pooled by our transfer agent and sold in the open market and the proceeds were allocated to the stockholders’ respective accounts pro rata in lieu of fractional shares.

See Note 2 to our consolidated financial statements for additional disclosures regarding the effects of the reverse stock split.

On February 17, 2010, the Company’s stockholders approved the following:

•

an amendment to the Company’s Certificate of Incorporation to reduce the par value of the Company’s common stock from $1.00 to $0.01 per share; and increase the number of authorized shares of the Company’s capital stock from 9.8 million shares to 85.0 million shares of which five million shares are preferred stock, par value $1.00 per share, and 80.0 million shares are common stock, par value $0.01 per share; and

•

an amendment to the Company’s Certificate of Incorporation to effect a reverse stock split of the Company’s common stock following the effectiveness of the par value reduction and the authorized share increase described above, at a ratio to be determined by the Company’s board of directors and within a range of one-to-five to one-for-25; and reduce the number of authorized shares of the Company’s common stock by the reverse split ratio.

On February 17, 2010, the Company filed the amendment to its Certificate of Incorporation to increase its authorized common stock and change the par value of the stock. Effective with that amendment, 4.3 million shares of the Class A preferred stock automatically converted into 0.1 million shares of common stock at a ratio of 34.04 shares of common stock for each share of Class A preferred stock.

The board of directors approved a reverse stock split effective September 30, 2010 at a ratio of 1:25. The reverse stock split was effective on NASDAQ on October 1, 2010. Fractional shares were not issued in connection with the reverse stock split. Fractional shares were collected and pooled by our transfer agent and sold in the open market and the proceeds were allocated to the stockholders’ respective accounts pro rata in lieu of fractional shares.

See Note 2 to our consolidated financial statements for additional disclosures regarding the effects of the reverse stock split.

As discussed in Note 9 to our consolidated financial statements, on May 3, 2010, we entered into an At Market Issuance Sales Agreement. During the three months ended June 30, 2010, we sold 6,000 shares for net proceeds of $15.4 million. No additional At the Market transactions were completed during the remaining period in 2010.

In connection with Amendment No. 18 to the ABS Facility, we paid fees to the Co-Agents (the “Closing Fees”). The Closing Fees were paid by the Company by the issuance to the Co-Agents (or their designees) of an aggregate of 3,000 shares of common stock of the Company, par value $0.01 per share, of which a portion were issued as of June 30, 2010 and the remaining were issued on July 22, 2010.

On December 31, 2009, we issued 4.3 million shares of preferred stock in exchange for certain outstanding notes. The Class A preferred stock had a par value of $1.00 per share and a liquidation preference of $50.00 per share; holders were entitled to vote with holders of common stock on an as-if converted basis. The preferred stock did not accrue dividends and was not subject to any mandatory redemption. Our preferred stock was recorded at $90.67 per share and was classified as a Level 3 instrument within the fair value hierarchy, as its valuation required substantial judgment and estimation of factors that were not observable in the market due to the lack of tracking of the preferred stock at December 31, 2009.

The following reflects the activity in the shares of our preferred and common stock for the years ended December 31:

	Preferred Shares			Common Shares
(in thousands)	2011	2010	2009	2011	2010	2009
Beginning balance	—	4,346	—	159	13	8
Issuance of Series A Voting preferred stock in exchange for debt (a)	—	—	—	—	—	—
Issuance of Series B preferred stock in exchange for debt	5,000	—	—	—	—	—
Conversion of Series B preferred stock to common stock	(5,000)	—	—	6,210	—	—
Issuance of Class A preferred stock in exchange for debt	—	—	4,346	—	—	—
Conversion of Class A preferred stock to common stock	—	(4,346)	—	—	128	—
Issuance of equity in exchange for debt	—	—	—	478	9	5
Shares issued for amendment closing fees	—	—	—	—	3	—
At the market issuances	—	—	—	—	6	—

Ending balance	—	—	4,346	6,847	159	13

(a)	One share of Series A Voting preferred stock was issued to the IBT for the right to elect two members of the Board of Directors.

Our current Credit Agreement restricts the ability of YRC Worldwide to declare dividends on its outstanding capital stock.

15. Loss per Common Share

Due to the issuance of the Class A preferred stock on December 31, 2009, we have adopted FASB ASC Topic 260-10-45-60 which provides clarification of what is meant by a “participating security” and provides guidance on applying the two-class method for computing earnings per share (“EPS”). The new preferred stock was determined to be a participating security as it could participate in dividends with common stockholders according to a predetermined formula. However, due to our current loss position and the fact that no dividends have been declared or paid in 2011 or 2010, the two class method did not impact our basic or diluted EPS calculation for any of the periods presented in the accompanying statements of consolidated operations in which the Class A preferred stock was outstanding.

We present both basic and diluted EPS amounts. Basic EPS is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year which is calculated using the treasury stock method for stock options and restricted stock units, the if-converted method for preferred stock, and assumes conversion of our convertible senior notes based on the related fiscal year financial data.

The impacts of the preferred stock, options and restricted stock units were excluded from the calculation of diluted earnings per share because the effects are antidilutive. In addition, the computation of the assumed conversion of the convertible senior notes includes inputs of the year-to-date average stock price relative to the stated conversion price. If this relationship is such that the year-to-date average stock price is less then the stated conversion price, the computed shares would be antidilutive under the treasury stock method.

Antidilutive options, restricted stock and share units were 302,700, 37,300 and 2,300 at December 31, 2011, 2010 and 2009, respectively. Antidilutive convertible senior note conversion shares were 24 at December 31, 2009 with no corresponding amount at December 31, 2011 and 2010. Antidilutive 6% convertible senior note conversion shares were 17,616 and 18,347 as of December 31, 2011 and 2010 with no corresponding amount at December 31, 2009. Antidilutive Series A convertible note conversion shares were 5,904,000 as of December 31, 2011 with no corresponding amount at December 31, 2010 and 2009. Antidilutive Series B convertible note conversion shares were 7,261,000 as of December 31, 2011 with no corresponding amount at December 31, 2010 and 2009.

16. Commitments, Contingencies, and Uncertainties

Financial Matters

We incur rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to “Operating expense and supplies” or “Purchased transportation” on the accompanying statements of operations. Rental expense was $79.4 million, $77.4 million, and $121.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

At December 31, 2011, we were committed under noncancelable lease agreements requiring minimum annual rentals payable as follows:

(in millions)	2012	2013	2014	2015	2016	Thereafter
Minimum annual rentals	$48.3	$27.9	$20.2	$12.2	$7.5	$21.2

We expect in the ordinary course of business that leases will be renewed or replaced as they expire. The leases provide for fixed and escalating rentals and contingent escalating rentals based on the Consumer Price Index not to exceed certain specified amounts. We record rent expense for our operating leases on a straight-line basis over the base term of the lease agreements. In many cases our leases are entered into by a subsidiary and a parent guarantee is issued. The maximum potential amount of undiscounted future payments under the guarantee are the same as the minimum annual rentals disclosed above.

As of December 31, 2011 we have approximately $42.1 million committed for capital expenditures to be completed during 2012.

401(k) Class Action Suit

Four class action complaints were filed in the U.S. District Court for the District of Kansas against the Company and certain of its current and former officers and former directors, alleging violations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), based on similar allegations and causes of action. On November 17, 2009, Eva L. Hanna and Shelley F. Whitson, former participants in the Yellow Roadway Corporation Retirement Savings Plan, filed a class action complaint on behalf of certain persons participating in the plan (or plans that merged with the plan) from April 6, 2009 to the present; on December 7, 2009, Daniel J. Cambra, a participant in the Yellow Roadway Corporation Retirement Savings Plan, filed a class action complaint on behalf of certain persons participating in the plan (or plans that merged with the plan) from October 25, 2007 to the present; on January 15, 2010, Patrick M. Couch, a participant in one of the merged 401(k) plans, filed a class action complaint on behalf of certain persons participating in the plan (or plans that merged with the plan) from March 23, 2006 to the present; and on April 21, 2010, Tawana Franklin, a participant in the YRC Worldwide 401(k) Plan, filed a class action complaint on behalf of certain persons participating in the plan (or plans that merged with the plan) from October 25, 2007 to the present.

In general, the complaints allege that the defendants breached their fiduciary duties under ERISA by providing participants Company common stock as part of their matching contributions and by not removing the stock fund as an investment option in the plans in light of the Company’s financial condition. Although some Company matching contributions were made in Company common stock, participants were not permitted to invest their own contributions in the Company stock fund. The complaints allege that the defendants failed to prudently and loyally manage the plans and assets of the plans; imprudently invested in Company common stock; failed to monitor fiduciaries and provide them with accurate information; breached the duty to properly appoint, monitor, and inform the Benefits Administrative Committee; misrepresented and failed to disclose adverse financial information; breached the duty to avoid conflict of interest; and are subject to co-fiduciary liability. Each of the complaints seeks, among other things, an order compelling defendants to make good to the plan all losses resulting from the alleged breaches of fiduciary duty, attorneys’ fees, and other injunctive and equitable relief. Based on the four separate complaints previously filed, the Company believes the allegations are without merit.

On March 3, 2010, the Court entered an order consolidating three of the four cases and, on April 1, 2010, the plaintiffs filed a consolidated complaint. The consolidated complaint asserts the same claims as the previously-filed complaints but names as defendants certain former officers of the Company in addition to those current and former officers and former directors that have already been named. The fourth case (Franklin) was consolidated with the first three cases on May 12, 2010. On April 6, 2011, the court certified a class consisting of all 401(k) Plan participants or beneficiaries who held YRCW stock in their accounts between October 25, 2007 and the present.

On October 31, 2011, the parties entered into a settlement agreement with respect to 401(k) Plan participants and beneficiaries who held YRCW stock in their accounts between October 25, 2007 and June 8, 2011. The agreed to settlement amount of $6.5 million will be paid entirely by our insurer. Because the case was certified as a class action, the Court must approve the settlement after providing notice to members of the class and an opportunity to be object. However, because this is a “mandatory class,” class members cannot “opt out” of the settlement. The Court has scheduled a Fairness Hearing for March 6, 2012, and notices have been sent to class members. We have every reason to believe the Court will approve the settlement. If approved, the settlement will be binding on all class members and will provide a complete release of claims as to all of the named defendants. The named defendants and their immediate family members are excluded from the class and will not share in the settlement.

ABF Lawsuit

On November 1, 2010, ABF Freight System, Inc. (“ABF”) filed a complaint in the U.S. District Court for the Western District of Arkansas against several parties, including YRC Inc., New Penn Motor Express, Inc. and USF Holland Inc. (each a subsidiary of the Company) and the International Brotherhood of Teamsters and the local Teamster unions party to the National Master Freight Agreement (“NMFA”) alleging violation of the NMFA due to modifications to the NMFA that have provided relief to the Company’s subsidiaries that are party to the NMFA without providing the same relief to ABF. The complaint seeks to have the modifications to the NMFA declared null and void and seeks damages of $750 million from the named defendants. The Company believes the allegations are without merit and intends to vigorously defend the claims.

On December 17, 2010, the U.S. District Court for the Western District of Arkansas dismissed the complaint. ABF appealed the dismissal on January 18, 2011 to the U.S. Court of Appeals for the 8th Circuit. On July 6, 2011, the Court of Appeals vacated the U.S. District Court’s dismissal of the litigation on jurisdictional grounds and remanded the case back to the U.S. District Court for further proceedings. ABF filed an amended complaint on October 12, 2011, which contains allegations consistent with the original complaint. The Company’s subsidiaries have filed a motion to dismiss the amended complaint, which is pending before the Court. The ultimate outcome of this case is not determinable. Therefore, we have not recorded any liability for this matter.

Securities Class Action Suit

On February 7, 2011, a putative class action was filed by Bryant Holdings LLC in the United States District Court for the District of Kansas on behalf of purchasers of the Company’s securities between April 24, 2008 and November 2, 2009, inclusive (the “Class Period”), seeking to pursue remedies under the Securities Exchange Act of 1934, as amended. The complaint alleges that, throughout the Class Period, the Company and certain of its current and former officers failed to disclose material adverse facts about the Company’s true financial condition, business and prospects. Specifically, the complaint alleges that defendants’ statements were materially false and misleading because they misrepresented and overstated the financial condition of the Company and caused shares of the Company’s common stock to trade at artificially inflated levels throughout the Class Period. Bryant Holdings LLC seeks to recover damages on behalf of all purchasers of the Company’s securities during the Class Period. The Company believes the allegations are without merit and intends to vigorously defend the claims. On April 8, 2011, an individual (Stan Better) and a group of investors (including Bryant Holdings LLC) filed competing motions seeking to be named the lead plaintiff in the lawsuit. The Court appointed them as co-lead plaintiffs in the lawsuit on August 22, 2011. Plaintiffs’ filed their amended complaint on October 21, 2011, which contains allegations consistent with the original complaint. The Company has filed a motion to dismiss the amended complaint, briefing of which is expected to continue through March 2012. The ultimate outcome of this case is not determinable. Therefore, we have not recorded any liability for this matter.

Other Legal Matters

We are involved in other litigation or proceedings that arise in ordinary business activities. We insure against these risks to the extent deemed prudent by our management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain self-insured retentions in amounts we deem prudent. Based on our current assessment of information available as of the date of these financial statements, we believe that our financial statements include adequate provisions for estimated costs and losses that may be incurred with regard to the litigation and proceedings to which we are a party.

17. Related Party Transactions

On July 22, 2011, Harry Wilson was elected as a director of the Company. Mr. Wilson is Chairman and Chief Executive Officer of MAEVA Advisors, LLC (“MAEVA”) which provided certain financial advisory services in connection with the restructuring to the Joint Management and Labor Committee of the Company (the “JMLC”) pursuant to a letter agreement dated January 19, 2011 between the JMLC and MAEVA. The letter agreement was terminated effective immediately following the closing of the restructuring except for the provisions that the Company’s board of directors would consider and vote on an additional fee proposal from MAEVA for services provided to the JMLC in connection with the restructuring and the indemnification of MAEVA against losses in connection with the services provided by MAEVA under the letter agreement. The Company paid to MAEVA approximately $7.1 million pursuant to the letter agreement, all of which was expensed during the year ended December 31, 2011 with no corresponding amounts during the years ended December 31, 2010 or 2009. The payment includes a $6.0 million success fee related to the closing of the restructuring, plus reimbursement for reasonable and actual expenses. The Company paid $3.0 million of the success fee at the closing of the restructuring and the remaining $3.0 million was included in accounts payable as of December 31, 2011 and was paid in January 2012.

On February 15, 2011, the Company entered into a letter agreement with Alvarez & Marsal North America, LLC (“A&M”), effective as of December 31, 2010 (the “Letter Agreement”), that terminated prior agreements with A&M except for provisions dealing primarily with confidentiality and indemnification obligations. Pursuant to the Letter Agreement, A&M provided the Company with services in connection with the restructuring. Representatives of A&M reported directly to the Board and the Chief Executive Officer. The Company agreed to pay A&M $225.00 to $775.00 per hour for the services of its personnel provided under the Letter Agreement plus reimbursement for reasonable out-of-pocket expenses.

On July 22, 2011, the Company’s board of directors approved Jamie G. Pierson, an employee of A&M, to serve as interim chief financial officer of the Company, beginning on August 9, 2011. Mr. Pierson had been working with the Company since early 2009.

In connection with Mr. Pierson’s appointment, the Company entered into a letter agreement (the “Second Letter Agreement”) with A&M that terminated the Letter Agreement. Pursuant to the Second Letter Agreement, Mr. Pierson served as interim chief financial officer and additional A&M engagement personnel provided services as set forth in the Second Letter Agreement. Mr. Pierson and the other engagement personnel agreed to, among other things, assist our chief executive officer in performing a financial review of the Company, develop additional business plans and alternatives for maximizing the enterprise value of the Company, and identify and implement possible cost reduction and operations improvement opportunities. Mr. Pierson and the other engagement personnel reported directly to the Company’s board of directors and the chief executive officer, or such other officers as directed by the board of directors. The Company agreed to pay A&M between $225.00 to $775.00 per hour with respect to the services provided by the other engagement personnel and $650.00 per hour for Mr. Pierson’s services plus reimbursement for reasonable out-of-pocket expenses. In addition, the Second Letter Agreement provided for A&M to retain the $300,000 retainer initially paid, which will be credited against any amounts due at the termination of the Second Letter Agreement and returned upon satisfaction of all obligations under the Second Letter Agreement. During the years ended December 31 2011, 2010 and 2009 the Company expensed approximately $6.4 million, $8.5 million, and $12.0 million for the services of Mr. Pierson and the other personnel pursuant to the Letter Agreement, the Second Letter Agreement and the Third Letter Agreement. As of December 31, 2011 and 2010, there was $0.2 million included in accounts payable related to this agreement.

On November 3, 2011, the Company appointed Mr. Pierson as Executive Vice President and Chief Financial Officer of the Company, and he ceased being employed by A&M. The Company and A&M entered into a letter agreement (the “Third Letter Agreement”) with A&M that terminated the Second Letter Agreement. The Third Letter Agreement reflects the arrangement with respect to A&M personnel after Mr. Pierson became an employee of the Company. While employed by A&M, Mr. Pierson was, and the other engagement personnel are, independently compensated pursuant to arrangements with A&M, over which the Company has no control, and Mr. Pierson and other engagement personnel were not compensated by the Company and did not participate in any of the Company’s employee benefits.

18. Condensed Consolidating Financial Statements

Guarantees of the 6% Convertible Senior Notes Due 2014

On February 23, 2010, and August 3, 2010, we issued $70 million in aggregate principal amount of our 6% convertible senior notes due 2014 (the “6% Notes”). In connection with the 6% Notes, the following 100% owned subsidiaries of YRC Worldwide have issued guarantees in favor of the holders of the notes: YRC Inc., YRC Enterprise Services, Inc., Roadway LLC, Roadway Next Day Corporation, YRC Regional Transportation, Inc., USF Holland Inc., USF Reddaway Inc., USF Glen Moore Inc. and YRC Logistics Services, Inc. Each of the guarantees is full and unconditional and joint and several, subject to customary release provisions. Effective August 4, 2010, Global.com Lines Inc. was released as a guarantor in connection with its merger with and into YRC Logistics Global, LLC. Effective August 13, 2010, YRC Logistics, Inc. and YRC Logistics Global, LLC were released as guarantors in connection with the sale of YRC Logistics. Effective December 31, 2011, USF Sales Corporation and IMUA Handling Corporation were released as guarantors in connection with their merger with and into YRC Regional Transportation, Inc.

The condensed consolidating financial statements are presented in lieu of separate financial statements and other related disclosures of the subsidiary guarantors and issuer because management does not believe that such separate financial statements and related disclosures would be material to investors. There are currently no significant restrictions on the ability of YRC Worldwide or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following represents condensed consolidating financial information as of December 31, 2011 and 2010, with respect to the financial position and for the years ended December 31, 2011, 2010 and 2009, for results of operations and cash flows of YRC Worldwide and its subsidiaries. The Parent column presents the financial information of YRC Worldwide, the primary obligor of the convertible senior notes. The Guarantor Subsidiaries column presents the financial information of all guarantor subsidiaries of the convertible senior notes. The Non-Guarantor Subsidiaries column presents the financial information of all non-guarantor subsidiaries, including those subsidiaries that are governed by foreign laws and YRCW Receivables LLC, the special-purpose entity that is associated with our ABL facility.

Condensed Consolidating Balance Sheets

December 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$142	$20	$39	$—	$201
Intercompany advances receivable	—	(46)	46	—	—
Accounts receivable, net	5	9	463	—	477
Prepaid expenses and other	92	78	(10)	—	160

Total current assets	239	61	538	—	838
Property and equipment	—	2,887	188	—	3,075
Less – accumulated depreciation	—	(1,639)	(99)	—	(1,738)

Net property and equipment	—	1,248	89	—	1,337
Investment in subsidiaries	2,228	127	(13)	(2,342)	—
Receivable from affiliate	(1,123)	645	478	—	—
Intangibles and other assets	387	216	58	(350)	311

Total assets	$1,731	$2,297	$1,150	$(2,692)	$2,486

Intercompany advances payable	$(1)	$(218)	$419	$(200)	$—
Accounts payable	31	103	17	1	152
Wages, vacations and employees’ benefits	24	173	13	—	210
Claims and insurance accruals	158	15	5	—	178
Other current and accrued liabilities	(38)	144	20	—	126
Current maturities of long-term debt	7	—	3	—	10

Total current liabilities	181	217	477	(199)	676
Payable to affiliate	—	—	150	(150)	—
Long-term debt, less current portion	1,083	—	262	—	1,345
Deferred income taxes, net	176	(149)	5	—	32
Pension and postretirement	440	—	—	—	440
Claims and other liabilities	347	5	—	—	352
Commitments and contingencies
YRC Worldwide Inc. Shareholders’ equity (deficit)	(496)	2,224	260	(2,343)	(355)
Non-controlling interest	—	—	(4)	—	(4)

Total Shareholders’ equity (deficit)	(496)	2,224	256	(2,343)	(359)

Total liabilities and shareholders’ equity (deficit)	$1,731	$2,297	$1,150	$(2,692)	$2,486

December 31, 2010 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$120	$10	$13	$—	$143
Intercompany advances receivable	—	(38)	38	—	—
Accounts receivable, net	9	2	431	—	442
Prepaid expenses and other	(46)	240	(11)	—	183

Total current assets	83	214	471	—	768
Property and equipment	—	3,052	188	—	3,240
Less – accumulated depreciation	—	(1,619)	(91)	—	(1,710)

Net property and equipment	—	1,433	97	—	1,530
Investment in subsidiaries	2,226	130	31	(2,387)	—
Receivable from affiliate	(549)	840	(291)	—	—
Intangibles and other assets	327	230	67	(350)	274

Total assets	$2,087	$2,847	$375	$(2,737)	$2,572

Intercompany advances payable	$121	$269	$(190)	$(200)	$—
Accounts payable	20	96	31	—	147
Wages, vacations and employees’ benefits	25	158	13	—	196
Claims and insurance accruals	159	15	3	—	177
Other current and accrued liabilities	100	168	8	—	276
Current maturities of long-term debt	99	—	124	—	223

Total current liabilities	524	706	(11)	(200)	1,019
Payable to affiliate	—	—	150	(150)	—
Long-term debt, less current portion	837	—	—	—	837
Deferred income taxes, net	75	34	10	—	119
Pension and postretirement	448	—	—	—	448
Claims and other liabilities	354	6	—	—	360
Commitments and contingencies
YRC Worldwide Inc. Shareholders’ equity (deficit)	(151)	2,101	228	(2,387)	(209)
Non-controlling interest	—	—	(2)	—	(2)

Total Shareholders’ equity (deficit)	(151)	2,101	226	(2,387)	(211)

Total liabilities and shareholders’ equity (deficit)	$2,087	$2,847	$375	$(2,737)	$2,572

Condensed Consolidating Statements of Operations

For the year ended December 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$4,430	$439	$—	$4,869

Operating expenses:
Salaries, wages and employees’ benefits	4	2,599	211	—	2,814
Operating expenses and supplies	33	1,060	102	—	1,195
Purchased transportation	—	450	85	—	535
Depreciation and amortization	—	176	19	—	195
Other operating expenses	10	250	16	—	276
Gains on property disposals, net	—	(8)	—	—	(8)

Total operating expenses	47	4,527	433	—	5,007

Operating income (loss)	(47)	(97)	6	—	(138)

Nonoperating (income) expenses:
Interest expense	122	(1)	35	—	156
Other, net	345	(161)	(116)	—	68

Nonoperating (income) expenses, net	467	(162)	(81)	—	224

Income (loss) from continuing operations before income taxes	(514)	65	87	—	(362)
Income tax provision (benefit)	(20)	(13)	25	—	(8)

Net income (loss) from continuing operations	(494)	78	62	—	(354)
Net loss from discontinued operations, net of tax	—	—	—	—	—

Net income (loss)	(494)	78	62	—	(354)
Less: Net loss attributable to non-controlling interest	—	—	(3)	—	(3)

Net income (loss) attributable to YRC Worldwide Inc.	$(494)	$78	$65	$—	$(351)

For the year ended December 31, 2010 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$3,942	$397	$(4)	$4,335

Operating expenses:
Salaries, wages and employees’ benefits	14	2,478	211	—	2,703
Operating expenses and supplies	(14)	885	74	—	945
Purchased transportation	—	389	71	(4)	456
Depreciation and amortization	—	185	15	—	200
Other operating expenses	4	230	14	—	248
Gains on property disposals, net	—	3	2	—	5
Impairment charges	—	—	5	—	5

Total operating expenses	4	4,170	392	(4)	4,562

Operating income (loss)	(4)	(228)	5	—	(227)

Nonoperating (income) expenses:
Interest expense	130	(3)	32	—	159
Equity investment impairment	—	—	12	—	12
Other, net	196	(123)	(71)	—	2

Nonoperating (income) expenses, net	326	(126)	(27)	—	173

Income (loss) from continuing operations before income taxes	(330)	(102)	32	—	(400)
Income tax provision (benefit)	101	(218)	22	—	(95)

Net income (loss) from continuing operations	(431)	116	10	—	(305)
Net income (loss) from discontinued operations, net of tax	—	(24)	1	—	(23)

Net income (loss)	(431)	92	11	—	(328)
Less: Net loss attributable to non-controlling interest	—	—	(2)	—	(2)

Net income (loss) attributable to YRC Worldwide Inc.	$(431)	$92	$13	$—	$(326)

For the year ended December 31, 2009 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$4,493	$390	$(12)	$4,871

Operating expenses:
Salaries, wages and employees’ benefits	36	3,340	216	—	3,592
Operating expenses and supplies	(32)	1,042	121	—	1,131
Purchased transportation	—	438	60	(12)	486
Depreciation and amortization	—	229	17	—	246
Other operating expenses	2	292	16	—	310
Gains on property disposals, net	—	(11)	(1)	—	(12)

Total operating expenses	6	5,330	429	(12)	5,753

Operating loss	(6)	(837)	(39)	—	(882)

Nonoperating (income) expenses:
Interest expense	115	13	34	—	162
Equity investment impairment	—	—	30	—	30
Gain on debt redemption, net	(194)	—	—	—	(194)
Interest income	—	—	(1)	—	(1)
Other, net	70	(50)	(10)	—	10

Nonoperating (income) expenses, net	(9)	(37)	53	—	7

Income (loss) from continuing operations before income taxes	3	(800)	(92)	—	(889)
Income tax provision (benefit)	56	(316)	3	—	(257)

Net loss from continuing operations	(53)	(484)	(95)	—	(632)
Net income from discontinued operations, net of tax	—	10	2	—	12

Net loss	$(53)	$(474)	$(93)	$—	$(620)

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$(335)	$264	$45	$—	$(26)

Investing activities:
Acquisition of property and equipment	—	(67)	(4)	—	(71)
Proceeds from disposal of property and equipment	—	66	1	—	67
Disposition of affiliate	—	1	(1)	—	—
Restricted amounts held in escrow	(156)	—	—	—	(156)
Other	2	—	1	—	3

Net cash provided by (used in) investing activities	(154)	—	(3)	—	(157)

Financing activities:
Asset-backed securitization borrowings (payments), net	—	—	(123)	—	(123)
Issuance of long-term debt	179	—	263	—	442
Repayment of long-term debt	(46)	—	(1)	—	(47)
Debt issuance costs	(23)	—	(7)	—	(30)
Equity issuance costs	(1)	—	—	—	(1)
Intercompany advances / repayments	402	(254)	(148)	—	—

Net cash provided by (used in) financing activities	511	(254)	(16)	—	241

Net increase in cash and cash equivalents	22	10	26	—	58
Cash and cash equivalents, beginning of year	120	10	13	—	143

Cash and cash equivalents, end of year	$142	$20	$39	$—	$201

For the year ended December 31, 2010 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$(141)	$19	$123	$—	$1

Investing activities:
Acquisition of property and equipment	—	(18)	(1)	—	(19)
Proceeds from disposal of property and equipment	—	76	10	—	86
Disposition of affiliate	43	—	(9)	—	34
Other	2	—	3	—	5

Net cash provided by investing activities	45	58	3	—	106

Financing activities:
Asset-backed securitization borrowings (payments), net	—	—	(24)	—	(24)
Issuance of long-term debt	230	—	—	—	230
Repayment of long-term debt	(208)	(51)	(1)	—	(260)
Debt issuance costs	(17)	—	(2)	—	(19)
Equity issuance costs	(17)	—	—	—	(17)
Equity issuance proceeds	16	—	—	—	16
Stock issued in connection with the 6% Notes	12	—	—	—	12
Intercompany advances / repayments	131	(26)	(105)	—	—

Net cash provided by (used in) financing activities	147	(77)	(132)	—	(62)

Net increase (decrease) in cash and cash equivalents	51	—	(6)	—	45
Cash and cash equivalents, beginning of year	69	10	19	—	98

Cash and cash equivalents, end of year	$120	$10	$13	$—	$143

For the year ended December 31, 2009 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$(108)	$(682)	$411	$—	$(379)

Investing activities:
Acquisition of property and equipment	—	(33)	(3)	—	(36)
Proceeds from disposal of property and equipment	—	131	2	—	133
Disposition of business line	—	32	—	—	32
Other	6	3	(3)	—	6

Net cash provided by (used in) investing activities	6	133	(4)	—	135

Financing activities:
Asset-backed securitization borrowings (payments), net	—	—	(1)	—	(1)
Issuance of long-term debt	332	—	—	—	332
Repayment of long-term debt	(246)	(1)	—	—	(247)
Debt issuance costs	(47)	—	(14)	—	(61)
Equity issuance costs	(6)	—	—	—	(6)
Intercompany advances / repayments	(157)	547	(390)	—	—

Net cash provided by (used in) financing activities	(124)	546	(405)	—	17

Net increase (decrease) in cash and cash equivalents	(226)	(3)	2	—	(227)
Cash and cash equivalents, beginning of year	295	13	17	—	325

Cash and cash equivalents, end of year	$69	$10	$19	$—	$98

Guarantees of the 10% Series A Convertible Senior Secured Notes and the 10% Series B Convertible Senior Secured Notes

On July 22, 2011, we issued $140 million in aggregate principal amount of new 10% series A convertible senior secured notes and $100 million in aggregate principal amount of new 10% series B convertible senior secured notes both due 2015 (collectively the “New Convertible Secured Notes”). In connection with the New Convertible Secured Notes, the following 100% owned subsidiaries of YRC Worldwide issued guarantees in favor of the holders of the New Convertible Secured Notes: YRC Inc., YRC Enterprise Services, Inc., Roadway LLC, Roadway Reverse Logistics, Inc., Roadway Express International, Inc., Roadway Next Day Corporation, New Penn Motor Express Inc., YRC Regional Transportation, Inc., USF Holland Inc., USF Reddaway Inc., USF Glen Moore Inc., YRC Logistics Services, Inc., USF Bestway Inc., USF Dugan Inc., USF RedStar LLC, YRC Mortgages, LLC, YRC Association Solutions Inc., YRC International Investments Inc., and Express Lane Services Inc. Each of the guarantees is full and unconditional and joint and several, subject to customary release provisions. Effective December 31, 2011, USF Technology Services Inc. was released as a guarantor in connection with its merger with and into USF Canada, Inc. Effective December 31, 2011, USF Sales Corporation, USF Canada Inc., USF Mexico Inc. USFreightways and IMUA Handling Corporation were released as guarantors in connection with their merger with and into YRC Regional Transportation, Inc.

The condensed consolidating financial statements are presented in lieu of separate financial statements and other related disclosures of the subsidiary guarantors and issuer because management does not believe that such separate financial statements and related disclosures would be material to investors. There are currently no significant restrictions on the ability of YRC Worldwide or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following represents condensed consolidating financial information as of December 31, 2011 and 2010, with respect to the financial position and for the years ended December 31, 2011 and 2010, for results of operations and the statement of cash flows of YRC Worldwide and its subsidiaries. The Parent column presents the financial information of YRC Worldwide, the primary obligor of the New Convertible Secured Notes. The Guarantor Subsidiaries column presents the financial information of all guarantor subsidiaries of the New Convertible Secured Notes. The Non-Guarantor Subsidiaries column presents the financial information of all non-guarantor subsidiaries, including those subsidiaries that are governed by foreign laws and YRCW Receivables LLC, the special-purpose entity that is associated with our ABL facility.

Condensed Consolidating Balance Sheets

December 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$142	$21	$38	$—	$201
Intercompany advances receivable	—	(46)	46	—	—
Accounts receivable, net	5	37	435	—	477
Prepaid expenses and other	92	85	(17)	—	160

Total current assets	239	97	502	—	838
Property and equipment	—	3,020	55	—	3,075
Less – accumulated depreciation	—	(1,699)	(39)	—	(1,738)

Net property and equipment	—	1,321	16	—	1,337
Investment in subsidiaries	2,228	121	(7)	(2,342)	—
Receivable from affiliate	(1,123)	755	368	—	—
Intangibles and other assets	387	254	19	(349)	311

Total assets	$1,731	$2,548	$898	$(2,691)	$2,486

Intercompany advances payable	$(1)	$(218)	$419	$(200)	$—
Accounts payable	31	107	13	1	152
Wages, vacations and employees’ benefits	24	182	4	—	210
Claims and insurance accruals	158	16	4	—	178
Other current and accrued liabilities	(38)	152	12	—	126
Current maturities of long-term debt	7	—	3	—	10

Total current liabilities	181	239	455	(199)	676
Payable to affiliate	—	150	—	(150)	—
Long-term debt, less current portion	1,083	—	262	—	1,345
Deferred income taxes, net	176	(149)	5	—	32
Pension and postretirement	440	—	—	—	440
Claims and other liabilities	347	5	—	—	352
Commitments and contingencies
YRC Worldwide Inc. Shareholders’ equity (deficit)	(496)	2,303	180	(2,342)	(355)
Non-controlling interest	—	—	(4)	—	(4)

Total Shareholders’ equity (deficit)	(496)	2,303	176	(2,342)	(359)

Total liabilities and shareholders’ equity (deficit)	$1,731	$2,548	$898	$(2,691)	$2,486

December 31, 2010 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$120	$9	$14	$—	$143
Intercompany advances receivable	—	(38)	38	—	—
Accounts receivable, net	9	31	402	—	442
Prepaid expenses and other	(46)	222	7	—	183

Total current assets	83	224	461	—	768
Property and equipment	—	3,182	58	—	3,240
Less – accumulated depreciation	—	(1,672)	(38)	—	(1,710)

Net property and equipment	—	1,510	20	—	1,530
Investment in subsidiaries	2,226	145	16	(2,387)	—
Receivable from affiliate	(549)	946	(397)	—	—
Intangibles and other assets	327	274	23	(350)	274

Total assets	$2,087	$3,099	$123	$(2,737)	$2,572

Intercompany advances payable	$121	$269	$(190)	$(200)	$—
Accounts payable	20	100	27	—	147
Wages, vacations and employees’ benefits	25	167	4	—	196
Claims and insurance accruals	159	15	3	—	177
Other current and accrued liabilities	100	171	5	—	276
Current maturities of long-term debt	99	—	124	—	223

Total current liabilities	524	722	(27)	(200)	1,019
Payable to affiliate	—	150	—	(150)	—
Long-term debt, less current portion	837	—	—	—	837
Deferred income taxes, net	75	38	6	—	119
Pension and postretirement	448	—	—	—	448
Claims and other liabilities	354	6	—	—	360
Commitments and contingencies
YRC Worldwide Inc. Shareholders’ equity (deficit)	(151)	2,183	146	(2,387)	(209)
Non-controlling interest	—	—	(2)	—	(2)

Total Shareholders’ equity (deficit)	(151)	2,183	144	(2,387)	(211)

Total liabilities and shareholders’ equity (deficit)	$2,087	$3,099	$123	$(2,737)	$2,572

Condensed Consolidating Statements of Operations

For the year ended December 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$4,682	$187	$—	$4,869

Operating expenses:
Salaries, wages and employees’ benefits	4	2,741	69	—	2,814
Operating expenses and supplies	33	1,115	47	—	1,195
Purchased transportation	—	473	62	—	535
Depreciation and amortization	—	188	7	—	195
Other operating expenses	10	261	5	—	276
Gains on property disposals, net	—	(8)	—	—	(8)
Impairment charges	—	—	—	—	—

Total operating expenses	47	4,770	190	—	5,007

Operating loss	(47)	(88)	(3)	—	(138)

Nonoperating (income) expenses:
Interest expense	122	(1)	35	—	156
Equity investment impairment	—	—	—	—	—
Other, net	345	(167)	(110)	—	68

Nonoperating (income) expenses, net	467	(168)	(75)	—	224

Income (loss) from continuing operations before income taxes	(514)	80	72	—	(362)
Income tax provision (benefit)	(20)	(16)	28	—	(8)

Net income (loss) from continuing operations	(494)	96	44	—	(354)
Net loss from discontinued operations, net of tax	—	—	—	—	—

Net income (loss)	(494)	96	44	—	(354)
Less: Net loss attributable to non-controlling interest	—	—	(3)	—	(3)

Net income (loss) attributable to YRC Worldwide Inc.	$(494)	$96	$47	$—	$(351)

For the year ended December 31, 2010 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$4,169	$170	$(4)	$4,335

Operating expenses:
Salaries, wages and employees’ benefits	14	2,617	72	—	2,703
Operating expenses and supplies	(14)	926	33	—	945
Purchased transportation	—	407	53	(4)	456
Depreciation and amortization	—	198	2	—	200
Other operating expenses	4	240	4	—	248
Gains on property disposals, net	—	3	2	—	5
Impairment charges	—	2	3	—	5

Total operating expenses	4	4,393	169	(4)	4,562

Operating income (loss)	(4)	(224)	1	—	(227)

Nonoperating (income) expenses:
Interest expense	130	(3)	32	—	159
Equity investment impairment	—	—	12	—	12
Other, net	196	(137)	(57)	—	2

Nonoperating (income) expenses, net	326	(140)	(13)	—	173

Income (loss) from continuing operations before income taxes	(330)	(84)	14	—	(400)
Income tax provision (benefit)	101	(208)	12	—	(95)

Net income (loss) from continuing operations	(431)	124	2	—	(305)
Net income (loss) from discontinued operations, net of tax	—	(24)	1	—	(23)

Net income (loss)	(431)	100	3	—	(328)
Less: Net loss attributable to non-controlling interest	—	—	(2)	—	(2)

Net income (loss) attributable to YRC Worldwide Inc.	$(431)	$100	$5	$—	$(326)

For the year ended December 31, 2009 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$4,718	$165	$(12)	$4,871

Operating expenses:
Salaries, wages and employees’ benefits	36	3,487	69	—	3,592
Operating expenses and supplies	(32)	1,080	83	—	1,131
Purchased transportation	—	452	46	(12)	486
Depreciation and amortization	—	242	4	—	246
Other operating expenses	2	303	5	—	310
Gains on property disposals, net	—	(11)	(1)	—	(12)

Total operating expenses	6	5,553	206	(12)	5,753

Operating loss	(6)	(835)	(41)	—	(882)

Nonoperating (income) expenses:
Interest expense	115	13	34	—	162
Equity investment impairment	—	—	30	—	30
Gain on debt redemption, net	(194)	—	—	—	(194)
Interest income	—	—	(1)	—	(1)
Other, net	70	(49)	(11)	—	10

Nonoperating (income) expenses, net	(9)	(36)	52	—	7

Income (loss) from continuing operations before income taxes	3	(799)	(93)	—	(889)
Income tax provision (benefit)	56	(314)	1	—	(257)

Net loss from continuing operations	(53)	(485)	(94)	—	(632)
Net income from discontinued operations, net of tax	—	10	2	—	12

Net loss	$(53)	$(475)	$(92)	$—	$(620)

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$(335)	$296	$13	$—	$(26)

Investing activities:
Acquisition of property and equipment	—	(70)	(1)	—	(71)
Proceeds from disposal of property and equipment	—	66	1	—	67
Disposition of affiliate	—	1	(1)	—	—
Restricted amounts held in escrow	(156)	—	—	—	(156)
Other	2	—	1	—	3

Net cash (used in) investing activities	(154)	(3)	—	—	(157)

Financing activities:
Asset-backed securitization payments, net	—	—	(123)	—	(123)
Issuance of long-term debt	179	—	263	—	442
Repayment of long-term debt	(46)	—	(1)	—	(47)
Debt issuance costs	(23)	—	(7)	—	(30)
Equity issuance costs	(1)	—	—	—	(1)
Intercompany advances / repayments	402	(281)	(121)	—	—

Net cash provided by (used in) financing activities	511	(281)	11	—	241

Net increase in cash and cash equivalents	22	12	24	—	58
Cash and cash equivalents, beginning of year	120	9	14	—	143

Cash and cash equivalents, end of year	$142	$21	$38	$—	$201

For the year ended December 31, 2010 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$(141)	$43	$99	$—	$1

Investing activities:
Acquisition of property and equipment	—	(18)	(1)	—	(19)
Proceeds from disposal of property and equipment	—	76	10	—	86
Disposition of affiliate	43	—	(9)	—	34
Other	2	—	3	—	5

Net cash provided by investing activities	45	58	3	—	106

Financing activities:
Asset-backed securitization payments, net	—	—	(24)	—	(24)
Issuance of long-term debt	230	—	—	—	230
Repayment of long-term debt	(208)	(51)	(1)	—	(260)
Debt issuance costs	(17)	—	(2)	—	(19)
Equity issuance costs	(17)	—	—	—	(17)
Equity issuance proceeds	16	—	—	—	16
Stock issued in connection with the 6% Notes	12	—	—	—	12
Intercompany advances / repayments	131	(51)	(80)	—	—

Net cash provided by (used in) financing activities	147	(102)	(107)	—	(62)

Net increase (decrease) in cash and cash equivalents	51	(1)	(5)	—	45
Cash and cash equivalents, beginning of year	69	10	19	—	98

Cash and cash equivalents, end of year	$120	$9	$14	$—	$143

For the year ended December 31, 2009 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$(108)	$(682)	$411	$—	$(379)

Investing activities:
Acquisition of property and equipment	—	(33)	(3)	—	(36)
Proceeds from disposal of property and equipment	—	132	1	—	133
Disposition of business line	—	32	—	—	32
Other	6	3	(3)	—	6

Net cash provided by (used in) investing activities	6	134	(5)	—	135

Financing activities:
Asset-backed securitization payments, net	—	—	(1)	—	(1)
Issuance of long-term debt	332	—	—	—	332
Repayment of long-term debt	(246)	(1)	—	—	(247)
Debt issuance costs	(47)	—	(14)	—	(61)
Equity issuance costs	(6)	—	—	—	(6)
Intercompany advances / repayments	(157)	543	(386)	—	—

Net cash provided by (used in) financing activities	(124)	542	(401)	—	17

Net increase (decrease) in cash and cash equivalents	(226)	(6)	5	—	(227)
Cash and cash equivalents, beginning of year	295	16	14	—	325

Cash and cash equivalents, end of year	$69	$10	$19	$—	$98

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

YRC Worldwide Inc.:

We have audited the accompanying consolidated balance sheets of YRC Worldwide Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, shareholders’ equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its policy for accounting for tires.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the consolidated financial statements, the Company has experienced recurring net losses from continuing operations and operating cash flow deficits and forecasts that it will not be able to comply with certain debt covenants through 2012. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), YRC Worldwide Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2012, expressed an unqualified opinion on the effectiveness of YRC Worldwide Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Kansas City, Missouri

February 28, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

YRC Worldwide Inc.:

We have audited YRC Worldwide Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). YRC Worldwide Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on YRC Worldwide Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, YRC Worldwide Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of YRC Worldwide Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, shareholders’ equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2011, and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

Our report on the consolidated financial statements includes an explanatory paragraph that states YRC Worldwide Inc. and subsidiaries (the Company) changed its policy for accounting for tires. Our report on the consolidated financial statements also includes an explanatory paragraph that states that the Company has experienced recurring net losses from continuing operations and operating cash flow deficits and forecasts that it will not be able to comply with certain debt covenants through 2012 and these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Kansas City, Missouri

February 28, 2012

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), we maintain disclosure controls and procedures designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive and principal financial officers, has evaluated our disclosure controls and procedures as of December 31, 2011 and has concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining effective internal control over our financial reporting, which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management assessed the effectiveness of our system of internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” that the Committee of Sponsoring Organizations of the Treadway Commission issued.

Based on its assessment using those criteria, our management concluded that, as of December 31, 2011, our system of internal control over financial reporting was effective.

KPMG LLP, the registered independent public accounting firm that audited our December 31, 2011 consolidated financial statements, has issued an audit report on our system of internal control over financial reporting. The KPMG LLP audit report is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 9B. Other Information

On February 27, 2012, the Company entered into Amendment No. 1 to the Amended and Restated Credit Agreement (the “Credit Agreement Amendment”) which amends the Company’s amended and restated credit agreement to waive the requirement that the Company provide audited financial statements without a going concern or similar qualification with respect to the fiscal year ended December 31, 2011.

On February 27, 2012, the Company also entered into (i) Amendment No. 1 to Credit Agreement and Amendment No. 1 to Receivables Sale Agreement (the “ABL Facility First Amendment”) which amends the Company’s ABL facility to, among other things, waive the requirement that the Company provide audited financial statements without a going concern or similar qualification with respect to the fiscal year ended December 31, 2011 and (ii) Amendment No. 2 to Credit Agreement (the “ABL Facility Second Amendment”) which further amends the Company’s ABL facility to clarify the calculation of the required reserves under the ABL facility. These reserves are utilized in determining availability under the ABL facility and remain subject to certain adjustments by the agent under the ABL facility in its permitted discretion.

A copy of the Credit Agreement Amendment is attached as Exhibit 10.2.2 hereto, a copy of the ABL Facility First Amendment is attached as Exhibit 10.5.2 hereto and a copy of the ABL Facility Second amendment is attached as Exhibit 10.5.3 hereto and each is incorporated by reference. The description of the Credit Agreement Amendment, the ABL Facility First Amendment and the ABL Facility Second amendment is qualified in its entirety by reference thereto.

PART III

Item 10. Directors and Executive Officers of the Registrant

Pursuant to General Instruction G to Form 10-K, the information required by this item, other than information regarding (i) our executive officers, which is incorporated by reference to Part I of this Form 10-K under the heading “Executive Officers of the Registrant,” and (ii) our code of ethics, which is set forth below, is included under the captions “Proposal to Elect Directors,” “Structure and Functioning of the Board—Audit/Ethics Committee” and “Section 16(a) Beneficial Ownership Reporting Compliance” in our Proxy Statement related to the 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

We have adopted a written Code of Conduct that applies to all of our directors, officers and employees, including our chief executive officer, chief financial officer and chief accounting officer. It is available under “Board Committee Charters and Code of Conduct” on our website located at www.yrcw.com. We intend to disclose any amendments to our Code of Conduct, other than technical, administrative or non-substantive amendments, and any waivers, including implicit waivers, from any provision of our Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on our website located at www.yrcw.com.

Item 11. Executive Compensation

Pursuant to General Instruction G to Form 10-K, the information required by this item is included under the captions “Compensation Committee Interlocks and Insider Participation,” “Director Compensation,” “Compensation Discussion and Analysis,” “Compensation Committee Report” and “Executive Compensation” in our Proxy Statement related to the 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Pursuant to General Instruction G to Form 10-K, the information required by this item is included under the captions “Security Ownership of Management and Directors,” “Security Ownership of Certain Holders of Record” and “Equity Compensation Plan Information” in our Proxy Statement related to the 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Pursuant to General Instruction G to Form 10-K, the information required by this item is included under the captions “Structure and Functioning of the Board” and “Certain Relationships and Related Transactions” in our Proxy Statement related to the 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Pursuant to General Instruction G to Form 10-K, the information required by this item is included under the caption “Audit/Ethics Committee Report” in our Proxy Statement related to the 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

The consolidated financial statements of the Company included under Item 8 – Financial Statements and Supplementary Data.

(a)(2) Financial Statement Schedules

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule on page 119.

Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2011, 2010 and 2009, on page 120.

(a)(3) Exhibits

1.1

At Market Issuance Sales Agreement, dated as of May 3, 2010, among the Company, Wm Smith & Co. and McNicoll, Lewis & Vlak LLC (incorporated by reference to Exhibit 1.1 to Current Report on Form 8-K, filed on May 4, 2010, File No. 000-12255).

2.1

Equity Interest Purchase Agreement, dated June 25, 2010, between the Company and CEG Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on August 9, 2010, File No. 000-12255).

3.1.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K, filed on September 16, 2011, File No. 000-12255).

3.1.2

Certificate of Amendment to the Certificate of Incorporation of the Company reducing the number of authorized shares (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K, filed on December 1, 2011, File No. 000-12255).

3.1.3	Certificate of Elimination of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K, filed on December 1, 2011, File No. 000-12255).

3.2	Amended and Restated Bylaws of the Company, adopted as of September 16, 2011 (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K, filed on September 16, 2011, File No. 000-12255).

4.1

Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1.1 to this Annual Report on Form 10-K), Certificate of Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 3.1.2 to this Annual Report on Form 10-K) and Certificate of Elimination of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1.3 to this Annual Report on Form 10-K).

4.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to this Annual Report on Form 10-K).

4.3.1

Indenture, dated as of May 5, 1999, among YRC Regional Transportation, Inc. (formerly, USFreightways Corporation), the Guarantors named therein and NBD Bank, as trustee (incorporated by reference to Exhibit 4.11 to Registration Statement on Form S-4, filed on June 21, 2005, File No. 333-126006).

4.3.2

Form of 8 1/2% Guaranteed Note due April 15, 2010 issued by YRC Regional Transportation, Inc. (formerly, USFreightways Corporation) (incorporated by reference to Exhibit 4.13 to Registration Statement on Form S-4, filed on June 21, 2005, File No. 333-126006).

4.3.3

Supplemental Indenture, dated as of June 27, 2005, among the Company, as New Guarantor, YRC Regional Transportation, Inc. (formerly, USF Corporation), the Existing Guarantor Subsidiaries under the Indenture and J.P. Morgan Trust Company, National Association as Trustee, supplementing the Indenture, dated as of May 5, 1999 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the YRC Regional Transportation, Inc. (formerly USFreightways Corporation) 8 1/2% Guaranteed Notes due April 15, 2010 (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 15, 2006, File No. 000-12255).

4.3.4

Supplemental Indenture, dated as of December 31, 2009, between YRC Regional Transportation, Inc. (formerly USFreightways Corporation), the guarantors signatory thereto, and The Bank of New York Mellon Trust Company, N.A. (successor-in-interest to NBD Bank), as trustee, supplementing the Indenture, dated as of May 5, 1999 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the 8 1/2% Guaranteed Notes due April 15, 2010 (incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K, filed on January 7, 2010, File No. 000-12255).

4.4.1

Indenture (including form of note) dated December 31, 2004, among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).

4.4.2

Supplemental Indenture, dated as of December 31, 2009, between the Company, the guarantors signatory thereto and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture, dated as of December 31, 2004 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K, filed on January 7, 2010, File No. 000-12255).

4.5.1

Indenture (including form of note) dated December 31, 2004, among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.8 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).

4.5.2

Supplemental Indenture, dated as of December 31, 2009, between the Company, the guarantors signatory thereto and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture, dated as of December 31, 2004 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the 3.375% Net Share Settled Contingent Convertible Senior notes due 2023 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K, filed on January 7, 2010, File No. 000-12255).

4.6

Mutual Release, dated as of December 31, 2009, by and among the Company, YRC Regional Transportation, Inc. and certain holders of 8 1/2% Guaranteed Notes due April 15, 2010, 3.375% Contingent Convertible Senior Notes due 2023, 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023, 5% Contingent Convertible Senior Notes due 2023 and 5% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 1.1 to Current Report on Form 8-K, filed on January 7, 2010, File No. 000-12255).

4.7

Registration Rights Agreement, dated as of February 11, 2010, by and among the Company and persons defined as Purchasers and Guarantors therein (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K, filed on February 11, 2010, File No. 000-12255).

4.8.1

Indenture (including form of note), dated as of February 23, 2010, by and among the Company, as issuer, the Guarantors and US Bank, National Association, as trustee, relating to the Company’s 6% Convertible Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K, filed on February 24, 2010, File No. 000-12255).

4.8.2

Supplemental Indenture, dated August 3, 2010, by and among the Company, as issuer, the Guarantors and U.S. Bank National Association, as trustee, relating to the Company’s 6% Convertible Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K, filed on August 3, 2010, File No. 000-12255).

4.8.3

Letter Agreement, dated August 2, 2010, by and among the Company and certain investors in the Company’s 6% Convertible Senior Notes due 2014 (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed on November 9, 2010, File No. 000-12255).

4.9

Indenture (including form of note), dated as of July 22, 2011, by and among the Company, as issuer, the subsidiaries party thereto as guarantors and U.S. Bank National Association, as trustee, related to the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (incorporated by reference to Exhibit 10.7 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

4.10.1

Indenture (including form of note), dated as of July 22, 2011, by and among the Company, as issuer, the subsidiaries party thereto as guarantors and U.S. Bank National Association, as trustee, related to the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (incorporated by reference to Exhibit 10.8 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

4.10.2

Supplemental Indenture, dated as of September 14, 2011, by and among the Company, as issuer, the subsidiaries party thereto as guarantors and U.S. Bank National Association, as trustee, supplementing the Indenture, dated as of July 22, 2011 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (incorporated by reference to Exhibit 4.5.2 to Registration Statement on Form S-1, filed on September 23, 2011, File No. 333-176971).

4.11

Registration Rights Agreement, dated as of July 22, 2011, among the Company, the guarantors named therein and the holders of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 named therein (incorporated by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

4.12

Registration Rights Agreement, dated as of July 22, 2011, among the Company, the guarantors named therein and the holders of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 named therein (incorporated by reference to Exhibit 10.10 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

4.13

Registration Rights Agreement, dated as of July 22, 2011, among the Company and the holders of the Company’s Series B Convertible Preferred Stock named therein (incorporated by reference to Exhibit 10.11 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

(10) Material Contracts

10.1.1

Credit Agreement, dated as of August 17, 2007, among the Company; the Canadian Borrowers and UK Borrowers party thereto; the Lenders party thereto; Bank of America, N.A. and SunTrust Bank, as Syndication Agents; U.S. Bank National Association, Wachovia Bank, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Chicago Branch, as Documentation Agents; JP Morgan Chase Bank, National Association, Toronto Branch, as Canadian Agent; J.P. Morgan Europe Limited, as UK Agent; and JPMorgan Chase Bank, National Association, as Administrative Agent (hereinafter referred to as the “Credit Agreement”) (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on August 22, 2007, File No. 000-12255).

10.1.2	Amendment No. 1, dated as of April 18, 2008, to the Credit Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on April 21, 2008, File No. 000-12255).

10.1.3	Waiver No. 1, dated as of January 15, 2009, to the Credit Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on January 22, 2009, File No. 000-12255).

10.1.4

Waiver and Amendment No. 2, dated as of February 12, 2009, and Consent, Waiver and Amendment No. 3, dated February 27, 2009, to the Credit Agreement (incorporated by reference to Exhibit 10.1.4 to Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009, File No. 000-12255).

10.1.5

Amendment No. 4, dated April 15, 2009, to the Credit Agreement (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009, File No. 000-12255).

10.1.6

Amendment No. 5 (dated as of May 14, 2009), Amendment No. 6 (dated as of May 15, 2009) and Amendment No. 7 (dated as of June 17, 2009) to the Credit Agreement (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 10, 2009, File No. 000-12255).

10.1.7

Amendment No. 8 (dated as of July 13, 2009), Amendment No. 9 (dated as of July 30, 2009), Amendment No. 10 (dated as of August 28, 2009), Waiver and Amendment No. 11 (dated as of October 9, 2009) and Waiver (dated as of October 26, 2009) to the Credit Agreement (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 9, 2009, File No. 000-12255).

10.1.8

Amendment No. 12 (dated as of October 27, 2009) to the Credit Agreement (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 9, 2009, File No. 000-12255).

10.1.9

Amendment No. 13 (dated as of December 15, 2009) and Amendment No. 14 (dated as of December 21, 2009) to the Credit Agreement (incorporated by reference to Exhibit 10.1.9 to Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 16, 2010, File No. 000-12255).

10.1.10	Amendment No. 15 (dated as of February 10, 2010) to the Credit Agreement (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K, filed on February 11, 2010, File No. 000-12255).

10.1.11

Amendment No. 16 (dated as of March 11, 2010) to the Credit Agreement (incorporated by reference to Exhibit 10.1.11 to Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 16, 2010, File No. 000-12255).

10.1.12	Amendment No. 17, dated May 3, 2010, to the Credit Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on May 4, 2010, File No. 000-12255).

10.1.13

Amendment No. 18, dated July 28, 2010, to the Credit Agreement (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed on November 9, 2010, File No. 000-12255).

10.1.14

Amendment No. 19 (dated December 20, 2010) and Amendment No. 20 (dated February 28, 2011) to the Credit Agreement (incorporated by reference to Exhibit 10.1.14 to Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 14, 2011, File No. 000-12255).

10.1.15

Amendment No. 21 (dated April 29, 2011) to the Credit Agreement (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011, File No. 000-12255).

10.2.1

Amended and Restated Credit Agreement, dated as of July 22, 2011, by and among the Company, as borrower, JPMorgan Chase Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

10.2.2*

Amendment No. 1 to Amended and Restated Credit Agreement, dated as of February 27, 2012, by and among the Company, as borrower, JPMorgan Chase Bank, National Association, as administrative agent, and the lenders party thereto.

10.3.1

Third Amended and Restated Receivables Purchase Agreement, dated as of April 18, 2008, among Yellow Roadway Receivables Funding Corporation, as Seller; Falcon Asset Securitization Company LLC, Three Pillars Funding LLC and Amsterdam Funding Corporation, as Conduits; YRC Assurance Co. Ltd., as an uncommitted purchaser; the financial institutions party thereto as Committed Purchasers; Wachovia Bank, National Association, as Wachovia Agent and LC Issuer; SunTrust Robinson Humphrey, Inc., as Three Pillars Agent, The Royal Bank of Scotland plc (successor to ABN AMRO Bank, N.V.), as Amsterdam Agent, and JPMorgan Chase Bank, N.A., as Falcon Agent and as Administrative Agent (hereinafter referred to as the “ABS Facility”) (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on April 21, 2008, File No. 000-12255).

10.3.2

Omnibus Consent and Amendment No. 1 to the ABS Facility, Amendment No. 4 to Receivables Sale Agreement among YRC Inc., USF Reddaway, Inc. and USF Holland, Inc., as Originators, and Yellow Roadway Receivables Funding Corporation, as Seller (hereinafter referred to as the “ABS Sale Agreement”) and Amendment No. 1 to Performance Undertaking, dated as of September 25, 2008, (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on November 10, 2008, File No. 000-12255).

10.3.3

Limited Waiver and Second Amendment, dated as of January 15, 2009, to the ABS Facility (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on January 22, 2009, File No. 000-12255).

10.3.4

Omnibus Amendment [Waiver and Amendment No. 3 to the ABS Facility, and Amendment No. 4 to ABS Sale Agreement], dated as of February 12, 2009, and Waiver and Amendment No. 4 to the ABS Facility, dated February 27, 2009 (incorporated by reference to Exhibit 10.2.4 to Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009, File No. 000-12255).

10.3.5

Amendment No. 5 (dated May 15, 2009) and Amendment No. 6 (dated May 20, 2009) to the ABS Facility (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 10, 2009, File No. 000-12255).

10.3.6

Amendment No. 7 (dated July 30, 2009), Amendment No. 8 (dated August 28, 2009), Omnibus Amendment No. 9 (dated September 14, 2009), Amendment No. 10 (dated September 22, 2009), Waiver and Amendment No. 11 (dated October 9, 2009), Omnibus Amendment No. 12 (dated October 15, 2009) and Waiver and Amendment No. 13 (dated October 26, 2009) to the ABS Facility (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 9, 2009, File No. 000-12255).

10.3.7

Amendment No. 14 (dated October 27, 2009) to the ABS Facility (incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 9, 2009, File No. 000-12255).

10.3.8

Amendment No. 15 (dated as of December 15, 2009) and Amendment No. 16 (dated as of December 21, 2009) to the ABS Facility (incorporated by reference to Exhibit 10.2.8 to Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 16, 2010, File No. 000-12255).

10.3.9	Amendment No. 17, dated May 3, 2010, to the ABS Facility (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on May 4, 2010, File No. 000-12255).

10.3.10	Amendment No. 18, dated June 11, 2010, to the ABS Facility (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on June 14, 2010, File No. 000-12255).

10.3.11	Amendment No. 19, dated October 20, 2010, to the ABS Facility (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on October 26, 2010, File No. 000-12255).

10.3.12

Amendment No. 20 (dated November 8, 2010), Amendment No. 21 (dated December 20, 2010), and Omnibus Amendment No. 22 (dated February 28, 2011) to the ABS Facility (incorporated by reference to Exhibit 10.2.12 to Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 14, 2011, File No. 000-12255).

10.3.13

Amendment No. 23 (dated April 29, 2011) to the ABS Facility (incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011, File No. 000-12255).

10.4

Commitment Letter, dated July 7, 2011, between the Company and the Commitment Parties (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed on July 8, 2011, File No. 000-12255).

10.5.1

Credit Agreement, dated as of July 22, 2011, by and among YRCW Receivables LLC, as borrower, the Company, as servicer, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed on November 9, 2011, File No. 000-12255).

10.5.2*

Amendment No. 1 to Credit Agreement and Amendment No.1 to Receivables Sale Agreement, dated as of February 27, 2012, by and among YRCW Receivables LLC, as borrower, the Company, as servicer, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.

10.5.3*	Amendment No. 2 to Credit Agreement, dated as of February 27, 2012, by and among YRCW Receivables LLC, as borrower, and the lenders party thereto.

10.6.1

National Master Freight Agreement, effective April 1, 2008, among the International Brotherhood of Teamsters, YRC Inc. (formerly, Yellow Transportation, Inc. and Roadway Express, Inc.), USF Holland Inc. and New Penn Motor Express, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on February 11, 2008, File No. 000-12255).

10.6.2

Amended and Restated Memorandum of Understanding on the Job Security Plan, dated July 9, 2009, among the International Brotherhood of Teamsters, YRC Inc., USF Holland Inc. and New Penn Motor Express, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on July 14, 2009, File No. 000-12255).

10.6.3

Agreement for the Restructuring of the YRC Worldwide Inc. Operating Companies and related Term Sheet/Proposal (the “Restructuring Plan”), dated September 24, 2010, among the International Brotherhood of Teamsters, YRC Inc., USF Holland Inc. and New Penn Motor Express, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on September 29, 2010, File No. 000-12255).

10.6.4

Certification and Amendment (dated December 31, 2010) and Certification and Second Amendment (dated February 28, 2011) to the Restructuring Plan Term Sheet (incorporated by reference to Exhibit 10.3.4 to Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 14, 2011, File No. 000-12255).

10.7.1

Contribution Deferral Agreement, dated as of June 17, 2009, by and between YRC Inc., USF Holland, Inc., New Penn Motor Express, Inc., USF Reddaway Inc., the Trustees for the Central States, Southeast and Southwest Areas Pension Fund and the other Funds from time to time party thereto and Wilmington Trust Company, as Agent (hereinafter referred to as the “Contribution Deferral Agreement”) (incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 10, 2009, File No. 000-12255).

10.7.2

Consent and Amendment Agreement (dated September 22, 2009) and Amendment 2 (dated November 5, 2009) to Contribution Deferral Agreement (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 9, 2009, File No. 000-12255).

10.7.3	Amendment 3 (dated February 10, 2010) to Contribution Deferral Agreement (incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K, filed on February 11, 2010, File No. 000-12255).

10.7.4	Amendment No. 4, dated May 3, 2010 to Contribution Deferral Agreement (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, filed on May 4, 2010, File No. 000-12255).

10.7.5

Consent and Amendment 5, effective August 4, 2010, and Consent and Amendment 6, effective August 10, 2010, to Contribution Deferral Agreement (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed on November 9, 2010, File No. 000-12255).

10.7.6

Amendment No. 7 (dated December 30, 2010) and Consent and Amendment No. 8 (dated February 28, 2011) to Contribution Deferral Agreement (incorporated by reference to Exhibit 10.4.7 to Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 14, 2011, File No. 000-12255).

10.7.7

Amendment No. 9 (dated April 29, 2011) and Amendment No. 10 (dated April 29, 2011) to the Contribution Deferral Agreement (incorporated by reference to Exhibit 10.7 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011, File No. 000-12255).

10.8.1

Amended and Restated Contribution Deferral Agreement, dated as of July 22, 2011, by and among YRC Inc., USF Holland Inc., New Penn Motor Express, Inc. and USF Reddaway Inc., collectively as primary obligors, the Trustees for the Central States, Southeast and Southwest Areas Pension Fund, the Wilmington Trust Company, as agent, and the other funds party thereto (incorporated by reference to Exhibit 10.6 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

10.8.2*

Consent and First Amendment to the Amended and Restated Contribution Deferral Agreement, dated as of October 17, 2011, by and among YRC Inc., USF Holland Inc., New Penn Motor Express, Inc. and USF Reddaway Inc., collectively as primary obligors, the Trustees for the Central States, Southeast and Southwest Areas Pension Fund, the Wilmington Trust Company, as agent, and the other funds party thereto.

10.9

Note Purchase Agreement, dated February 11, 2010, by and among the Company, the investors listed on the Schedule of Buyers attached as Annex I thereto, and the subsidiaries of the Company listed on the Schedule of Guarantors attached as Annex II thereto (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, filed on February 11, 2010, File No. 000-12255).

10.10

Escrow Agreement, dated as of February 23, 2010, by and among the Company, the persons defined as Buyers therein, and U.S. Bank National Association, as escrow agent (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, filed on February 24, 2010, File No. 000-12255).

10.11

Support Agreement among the Company and certain lenders under its Credit Agreement (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, filed on April 29, 2011, File No. 000-12255).

10.12.1	Support Agreement among the Company and TNFINC (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K, filed on April 29, 2011, File No. 000-12255).

10.12.2	Summary of Principal Terms of Proposed Restructuring, dated as of April 21, 2011 (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K, filed on April 29, 2011, File No. 000-12255).

10.13.1

Commitment Letter, dated as of May 15, 2011 and agreed and accepted by the Company on May 16, 2011, by and between the Company and Morgan Stanley (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed on May 17, 2011, File No. 000-12255).

10.13.2

Termination Notice Letter to Morgan Stanley, dated July 7, 2011 (incorporated by reference to Exhibit 10.22 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

10.14

Amended and Restated Pledge and Security Agreement, dated as of July 22, 2011, by and among the Company, the subsidiaries of the Company party thereto, as grantors, and JPMorgan Chase Bank, National Association, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.12 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

10.15

Pledge and Security Agreement, dated as of July 22, 2011, by and among the Company, the subsidiaries of the Company party thereto, as grantors, and U.S. Bank National Association, as collateral trustee (incorporated by reference to Exhibit 10.13 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

10.16

Amended and Restated Intercreditor Agreement, dated as of July 22, 2011, by and among the Company, the subsidiaries of the Company party thereto, JPMorgan Chase Bank, National Association, as bank group representative, Wilmington Trust Company, as pension fund representative, U.S. Bank National Association, as convertible note representative, JPMorgan Chase Bank, N.A., as ABL representative, and the other bank group loan parties party thereto (incorporated by reference to Exhibit 10.14 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

10.17

Collateral Trust Agreement, dated as of July 22, 2011, by and among the Company, the subsidiaries of the Company party thereto, U.S. Bank National Association, as Series A Notes indenture trustee, U.S. Bank National Association, as Series B Notes indenture trustee, and U.S. Bank National Association, as collateral trustee (incorporated by reference to Exhibit 10.15 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

(10) Management Contracts, Compensatory Plans and Arrangements

10.18.1

YRC Worldwide Inc. Director Compensation Plan (incorporated by reference to Exhibit 10.12.1 to Annual Report on Form 10-K/A for the year ended December 31, 2010, filed on April 29, 2011, File No. 000-12255).

10.18.2	Form of Director Share Unit Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on July 25, 2005, File No. 000-12255).

10.18.3

YRC Worldwide Inc. Director Compensation Plan effective August 30, 2011 (incorporated by reference to Exhibit 10.53.1 to Registration Statement on Form S-1, filed on September 23, 2011, File No. 333-176971).

10.18.4	Form of Director Share Unit Agreement (incorporated by reference to Exhibit 10.53.2 to Registration Statement on Form S-1, filed on September 23, 2011, File No. 333-176971).

10.19.1

Employment Agreement dated January 25, 2006, by and between the Company and William D. Zollars (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on January 26, 2006, File No. 000-12255).

10.19.2

Amendment effective December 30, 2008 to Employment Agreement, dated as of January 25, 2006, by and between the Company and William D. Zollars (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on January 6, 2009, File No. 000-12255).

10.19.3

Letter Agreement, dated September 28, 2010, between the Company and William D. Zollars (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed on November 9, 2010, File No. 000-12255).

10.20

Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K, filed on March 15, 2007, File No. 000-12255).

10.21

Form of Executive Severance Agreement between the Company and each of the following executive officers: Paul F. Liljegren and Michael J. Naatz (incorporated by reference to Exhibit 10.10 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009, File No. 000-12255).

10.22

YRC Worldwide Inc. Executive Severance Policy (incorporated by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 9, 2009, File No. 000-12255).

10.23	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 6, 2003, File No. 000-12255).

10.24

YRC Worldwide Inc. 2004 Long-Term Incentive and Equity Award Plan, as amended with effect from June 29, 2010 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on June 29, 2010, File No. 000-12255).

10.25	Form of Share Unit Agreement (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008, File No. 000-12255).

10.26	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on May 19, 2008, File No. 000-12255).

10.27

YRC Worldwide Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008, File No. 000-12255).

10.28	YRC Worldwide Inc. 2011 Incentive and Equity Award Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8, filed on November 30, 2011, File No. 333-178223).

10.29*	Form of Restricted Stock Agreement under YRC Worldwide Inc. 2011 Incentive and Equity Award Plan.

10.30.1

YRC Worldwide Inc. Supplemental Executive Pension Plan (Effective January 1, 2005) (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on July 25, 2006, File No. 000-12255).

10.30.2	Amendment to YRC Worldwide Inc. Supplemental Executive Pension Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed on July 8, 2008, File No. 000-12255).

10.30.3*	Second Amendment to YRC Worldwide Inc. Supplemental Executive Pension Plan.

10.31.1

Yellow Corporation Pension Plan, amended and restated as of January 1, 2004 (incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 15, 2004, File No. 000-12255).

10.31.2

Amendment No. 1 to Yellow Corporation Pension Plan, as amended and restated as of January 1, 2004 (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 9, 2005, File No. 000-12255).

10.31.3

Amendment No. 2 to Yellow Corporation Pension Plan, as amended and restated as of January 1, 2004 (incorporated by reference to Exhibit 10.28.3 to Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 14, 2011, File No. 000-12255).

10.31.4

Amendment No. 3 to Yellow Corporation Pension Plan, as amended and restated as of January 1, 2004 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed on July 8, 2008, File No. 000-12255).

10.31.5

Amendment No. 4 to Yellow Corporation Pension Plan, as amended and restated as of January 1, 2004 (incorporated by reference to Exhibit 10.22.5 to Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009, File No. 000-12255).

10.31.6	Amendment No. 5 and Amendment No. 6 to Yellow Corporation Pension Plan, as amended and restated as of January 1, 2004 (incorporated by reference to Exhibit 10.28.6 to Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 16, 2010, File No. 000-12255).

10.31.7	Amendment No. 7 to Yellow Corporation Pension Plan, as amended and restated as of January 1, 2004 (incorporated by reference to Exhibit 10.7 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on August 9, 2010, File No. 000-12255).

10.32	YRC Worldwide Inc. Non-Union Employee Option Plan (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, filed on January 6, 2009, File No. 000-12255).

10.33

YRC Worldwide Inc. Union Employee Option Plan (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009, File No. 000-12255).

10.34	YRC Worldwide Inc. Second Union Employee Option Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on March 5, 2010, File No. 000-12255).

10.35	Form of YRC Worldwide Inc. Cash Performance and Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 Current Report on Form 8-K, filed on April 3, 2009, File No. 000-12255).

10.36

Retention Payment, Non-Competition, Non-Solicitation, Non-Disparagement, and Confidentiality Agreement dated June 2, 2009 by and between the Company and Michael J. Smid (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on June 2, 2009, File No. 000-12255).

10.37

Separation Agreement and Complete Release, dated as of August 5, 2011, between the Company and Michael J. Smid (incorporated by reference to Exhibit 10.52 to Registration Statement on Form S-1, filed on September 23, 2011, File No. 333-176971).

10.38

Form of Non-Competition, Non-Solicitation, Non-Disparagement and Confidentiality Agreement between the Company and each of the following executive officers: Sheila K. Taylor and Michael J. Naatz (incorporated by reference to Exhibit 10.35 to Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 16, 2010, File No. 000-12255).

10.39

Separation Agreement and Release dated March 6, 2011, between the Company and Sheila K. Taylor (incorporated by reference to Exhibit 10.8 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011, File No. 000-12255).

10.40

Amendment to Non-Competition, Non-Solicitation, Non-Disparagement and Confidentiality Agreement dated March 6, 2011, between the Company and Sheila K. Taylor (incorporated by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011, File No. 000-12255).

10.41

Non-Competition, Non-Solicitation, Non-Disparagement and Confidentiality Agreement dated December 16, 2008 by and between the Company and Phil J. Gaines (as amended by that certain letter agreement dated November 24, 2009) (incorporated by reference to Exhibit 10.38 to Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 16, 2010, File No. 000-12255).

10.42

Letter Agreement, effective March 28, 2011, between the Company and Phil J. Gaines (incorporated by reference to Exhibit 10.10 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011, File No. 000-12255).

10.43

Letter Agreement, dated November 8, 2010, between the Company and John A. Lamar (incorporated by reference to Exhibit 10.37 to Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 14, 2011, File No. 000-12255).

10.44

Written Description of Compensatory Arrangement with William L. Trubeck, dated March 7, 2011 (incorporated by reference to Exhibit 10.11 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011, File No. 000-12255).

10.45

Employment Agreement, dated as of July 22, 2011, by and among the Company and James L. Welch (incorporated by reference to Exhibit 10.16 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011, File No. 000-12255).

10.46*	Employment Agreement, dated as of November 3, 2011, by and between the Company and Jamie G. Pierson.

10.47*	Escrow Agreement, dated as of November 3, 2011, by and among the Company, Jamie G. Pierson and BOKF, N.A., as escrow agent.

18.1*	Preferability Letter of Independent Registered Public Accounting Firm.

21.1*	Subsidiaries of the Company.

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

31.1*	Certification of James L. Welch pursuant to Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Jamie G. Pierson pursuant to Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of James L. Welch pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Jamie G. Pierson pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase

101.DEF**	XBRL Taxonomy Extension Definition Linkbase

101.LAB**	XBRL Taxonomy Extension Label Linkbase

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

*	Indicates documents filed herewith.
**

XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

YRC Worldwide Inc.:

Under date of February 28, 2012, we reported on the consolidated balance sheets of YRC Worldwide Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, shareholders’ equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2011, which are included in this annual report on Form 10-K of YRC Worldwide Inc. for the fiscal year ended December 31, 2011. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of valuation and qualifying accounts (Schedule II). This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our report on the consolidated financial statements referred to above includes an explanatory paragraph that states the Company changed its policy for accounting for tires. Our report on the consolidated financial statements also includes an explanatory paragraph that states the Company has experienced recurring net losses from continuing operations and operating cash flow deficits and forecasts that it will not be able to comply with certain debt covenants through 2012 and these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statement schedule included in this annual report does not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Kansas City, Missouri

February 28, 2012

Schedule II

YRC Worldwide Inc. and Subsidiaries

Valuation and Qualifying Accounts

For the Years Ended December 31, 2011, 2010 and 2009

COL. A	COL. B	COL. C		COL. D	COL. E
		Additions
Description	Balance, Beginning Of Year	-1- Charged To Costs/ Expenses	-2- Charged To Other Accounts	Deductions(a)	Balance, End Of Year
	(in millions)
Year ended December 31, 2011:
Deducted from asset account -
Allowance for uncollectible accounts	$14.5	$13.2	$—	$(15.7)	$12.0

Added to liability account -
Claims and insurance accruals	$515.2	$240.6	$—	$(255.1)	$500.7

Year ended December 31, 2010:
Deducted from asset account -
Allowance for uncollectible accounts	$36.1	$3.4	$—	$(25.0)	$14.5

Added to liability account -
Claims and insurance accruals	$536.8	$237.8	$—	$(259.4)	$515.2

Year ended December 31, 2009:
Deducted from asset account -
Allowance for uncollectible accounts	$32.0	$50.4	$—	$(46.3)	$36.1

Added to liability account -
Claims and insurance accruals	$495.7	$308.9	$—	$(267.8)	$536.8

(a)

Regarding the allowance for uncollectible accounts, amounts primarily relate to uncollectible accounts written off, net of recoveries and the disposition of Logistics. For the claims and insurance accruals, amounts primarily relate to payments of claims and insurance.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YRC Worldwide Inc.

February 28, 2012	BY: /s/ James L. Welch
James L. Welch
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ James L. Welch	Chief Executive Officer	February 28, 2012
James L. Welch

/s/ Jamie G. Pierson	Executive Vice President &	February 28, 2012
Jaime G. Pierson	Chief Financial Officer

/s/ Paul F. Liljegren	Senior Vice President Finance,	February 28, 2012
Paul F. Liljegren	Controller & Chief Accounting Officer

/s/ Raymond J. Bromark	Director	February 28, 2012
Raymond J. Bromark

/s/ Douglas A. Carty	Director	February 28, 2012
Douglas A. Carty

/s/ Matthew Doheny	Director	February 28, 2012
Matthew Doheny

/s/ Robert L. Friedman	Director	February 28, 2012
Robert L. Friedman

/s/ James E. Hoffman	Director	February 28, 2012
James E. Hoffman

/s/ Michael J. Kneeland	Director	February 28, 2012
Michael J. Kneeland

/s/ Harry J. Wilson	Director	February 28, 2012
Harry J. Wilson

/s/ James F. Winestock	Director	February 28, 2012
James F. Winestock

Exhibit 10.2.2

EXECUTION COPY

AMENDMENT NO. 1

Dated as of February 27, 2012

to

AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of July 22, 2011

THIS AMENDMENT NO. 1 (“Amendment”) is made as of February 27, 2012 by and among YRC Worldwide Inc. (the “Borrower”), the financial institutions listed on the signature pages hereof and JPMorgan Chase Bank, National Association, as Administrative Agent (the “Administrative Agent”), under that certain Amended and Restated Credit Agreement dated as of July 22, 2011 by and among the Borrower, the Lenders and the Administrative Agent (as amended, amended and restated, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Credit Agreement.

WHEREAS, the Borrower has requested that the Lenders and the Administrative Agent agree to an amendment to the Credit Agreement; and

WHEREAS, the Lenders party hereto and the Administrative Agent have agreed to such amendment on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, the Lenders party hereto and the Administrative Agent have agreed to enter into this Amendment.

1. Amendments to Credit Agreement. Effective as of the date of satisfaction or waiver of the conditions precedent set forth in Section 2 below, the Credit Agreement is hereby amended as follows:

(a) Section 5.01(a) of the Credit Agreement is hereby amended to delete the reference to “(without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit)” appearing therein and to replace therefor a reference to “(other than in respect of the auditors’ report delivered in 2012 in respect of the fiscal year ended December 31, 2011, without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit)”.

2. Conditions of Effectiveness. The effectiveness of this Amendment is subject to the conditions precedent that (a) the Administrative Agent shall have received (i) counterparts of this Amendment duly executed by the Borrower, the Required Lenders and the Administrative Agent, (ii) the Consent and Reaffirmation attached hereto duly executed by the Subsidiary Guarantors and (iii) a duly executed amendment in respect of the ABL Credit Agreement in form and substance reasonably satisfactory to the Administrative Agent and such amendment shall be in full force and effect substantially contemporaneously with this Amendment and (b) the Borrower shall have paid all previously invoiced, reasonable, out-of-pocket expenses of the Administrative Agent (including, to the extent invoiced, reasonable attorneys’ fees and expenses) in connection with this Amendment and the other Loan Documents, in each case to the extent reimbursable under the terms of the Credit Agreement.

3. Representations and Warranties of the Borrower. The Borrower hereby represents and warrants as follows as of the closing date of this Amendment:

(a) This Amendment and the Credit Agreement, as amended hereby, constitute legal, valid and binding obligations of the Borrower and are enforceable against the Borrower in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) As of the date hereof after giving effect to the terms of this Amendment, (i) no Default shall have occurred and be continuing and (ii) the representations and warranties of the Borrower set forth in the Credit Agreement, as amended hereby, are true and correct in all material respects on and as of the date hereof, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects on and as of such earlier date.

4. Reference to and Effect on the Credit Agreement.

(a) Upon the effectiveness hereof, each reference to the Credit Agreement in the Credit Agreement or any other Loan Document shall mean and be a reference to the Credit Agreement as amended hereby.

(b) Except as specifically amended above, the Credit Agreement and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

(c) The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Administrative Agent or the Lenders, nor constitute a waiver of any provision of the Credit Agreement or any other documents, instruments and agreements executed and/or delivered in connection therewith.

5. Governing Law. This Amendment shall be construed in accordance with and governed by the law of the State of New York.

6. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

7. Counterparts. This Amendment may be executed by one or more of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Signatures delivered by facsimile or PDF shall have the same force and effect as manual signatures delivered in person.

[Signature Pages Follow]

2

IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first above written.

YRC WORLDWIDE INC., as the Borrower

By:
Name:
Title:

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as Administrative Agent and as a Lender

By:
Name:
Title:

[LENDER – PLEASE INSERT FULL LEGAL NAME IN CAPS AND DELETE BRACKETS PRIOR TO EXECUTION], as a Lender

By:
Name:
Title:

Signature Page to Consent and Reaffirmation to Amendment No. 1

YRC Worldwide Inc.

Amended and Restated Credit Agreement dated as of July 22, 2011

Exhibit 10.5.2

EXECUTION COPY

OMNIBUS AMENDMENT

AMENDMENT NO. 1 TO CREDIT AGREEMENT

AND AMENDMENT NO. 1 TO RECEIVABLES SALE AGREEMENT

THIS OMNIBUS AMENDMENT (“Amendment”) is entered into as of February 27, 2012 by and among:

(a)	YRCW Receivables LLC (the “Borrower” or “YRCW”),

(b)	YRC Worldwide Inc. (the “Servicer”),

(c)	the financial institutions listed on the signature pages hereof,

(d)	JPMorgan Chase Bank, N.A., as Administrative Agent (the “Administrative Agent”) and

(e)	YRC Inc., USF Reddaway Inc. and USF Holland Inc. (each an “Originator” and collectively, the “Originators”),

with respect to (i) that certain Credit Agreement dated as of July 22, 2011 by and among the Borrower, the Servicer, the lenders party thereto and the Administrative Agent (as amended, amended and restated, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) and (ii) that certain Receivables Sale Agreement dated as of July 22, 2011 among the Originators, the Servicer and YRCW, as buyer (as amended, amended and restated, restated, supplemented or otherwise modified from time to time, the “Sale Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Credit Agreement or, if not defined therein, in the Sale Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Credit Agreement. For the avoidance of doubt, it is understood and agreed that the Credit Agreement has been amended as follows:

(a) The last paragraph of Article 7 has been amended to delete the two references to “clause (c)” appearing therein and to replace them with references to “clause (d)”.

2. Amendment to Sale Agreement. As of the Effective Date (as defined in Section 3 below), the Sale Agreement is hereby amended as follows:

(a) Section 4.01(a)(i) of the Sale Agreement is hereby amended to delete the reference to “(without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit)” appearing therein and to replace therefor a reference to “(other than in respect of the auditors’ report delivered in 2012 in respect of the fiscal year ended December 31, 2011, without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit)”.

3. Conditions of Effectiveness. This Amendment shall become effective on the date (the “Effective Date”) that (a) the Administrative Agent shall have received (i) counterparts of this Amendment duly executed by the Borrower, the Servicer, the Originators, the Required Lenders and the Administrative Agent and (ii) a duly executed amendment in respect of the YRCW Amended Term Loan in form and substance reasonably satisfactory to the Administrative Agent and such amendment shall be in full force and effect substantially contemporaneously with this Amendment and (b) the Borrower shall have paid all previously invoiced, reasonable, out-of-pocket expenses of the Administrative Agent (including, to the extent invoiced, reasonable attorneys’ fees and expenses) in connection with this Amendment and the other Transaction Documents, in each case to the extent reimbursable under the terms of the Credit Agreement.

4. Representations and Warranties of the Borrower. In order to induce the other parties to enter into this Amendment:

(a) The Borrower hereby represents and warrants to the Administrative Agent and the Lenders as follows as of the Effective Date:

(i) This Amendment and the Credit Agreement, as amended hereby, constitute legal, valid and binding obligations of the Borrower and are enforceable against the Borrower in accordance with their terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or limiting creditors’ rights generally and subject to general principles of equity.

(ii) After giving effect to the terms of this Amendment, (i) no Termination Event or Incipient Termination Event shall have occurred and be continuing and (ii) the representations and warranties of the Borrower set forth in the Credit Agreement, as amended hereby, are true and correct in all material respects on and as of the date hereof, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects on and as of such earlier date.

(b) The Servicer and each Originator hereby represents and warrants to YRCW as follows as of the Effective Date:

(i) This Amendment and the Sale Agreement, as amended hereby, constitute legal, valid and binding obligations of such party and are enforceable against such party in accordance with their terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or limiting creditors’ rights generally and subject to general principles of equity.

(ii) After giving effect to the terms of this Amendment, (i) no Servicer Event of Default or Potential Servicer Event of Default shall have occurred and be continuing and (ii) the representations and warranties of such party set forth in the Sale Agreement, as amended hereby, are true and correct in all material respects on and as of the date hereof, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects on and as of such earlier date.

5. Reference to and Effect on the Credit Agreement and Sale Agreement.

(a) Upon the effectiveness hereof, (i) each reference to the Credit Agreement in the Credit Agreement or any other Transaction Document shall mean and be a reference to the Credit Agreement as amended hereby and (ii) each reference to the Sale Agreement in the Sale Agreement or any other Transaction Document shall mean and be a reference to the Sale Agreement as amended hereby.

2

(b) Except as specifically amended above, the Credit Agreement, the Sale Agreement and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

(c) The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Administrative Agent or the Lenders, nor constitute a waiver of any provision of the Credit Agreement, the Sale Agreement or any other documents, instruments and agreements executed and/or delivered in connection therewith.

6. Governing Law. This Amendment shall be construed in accordance with and governed by the law of the State of New York, but after giving effect to federal laws applicable to national banks.

7. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

8. Counterparts. This Amendment may be executed by one or more of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Signatures delivered by facsimile or PDF shall have the same force and effect as manual signatures delivered in person.

[Signature Pages Follow]

3

IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first above written.

YRCW RECEIVABLES LLC, as the Borrower

By:
Name:
Title:

YRC WORLDWIDE INC., as the Servicer

By:
Name:
Title:

YRC INC., as an Originator

By:
Name:
Title:

USF REDDAWAY INC., as an Originator

By:
Name:
Title:

USF HOLLAND INC., as an Originator

By:
Name:
Title:

Signature Page to Omnibus Amendment

JPMORGAN CHASE BANK, N.A., as Administrative Agent

By:
Name:
Title:

[LENDER – PLEASE INSERT FULL LEGAL NAME IN CAPS AND DELETE BRACKETS PRIOR TO EXECUTION], as a Lender

By:
Name:
Title:

[FOR LENDERS REQUIRING 2 SIGNATURE BLOCKS:]

By:
Name:
Title:

Signature Page to Omnibus Amendment

Exhibit 10.5.3

AMENDMENT NO. 2 TO CREDIT AGREEMENT

AMENDMENT NO. 2 (this “Amendment”) dated February 27, 2012 and effective as of the Effective Date, by and among YRCW Receivables LLC (the “Borrower”) and the financial institutions listed on the signature pages hereof, with respect to that certain Credit Agreement dated as of July 22, 2011 by and among the Borrower, the Servicer, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (as amended, amended and restated, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Credit Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Credit Agreement. Upon the occurrence of the Amendment Closing Date (as defined in Section 2 below), effective as of the Effective Date, the Credit Agreement is hereby amended as follows:

(a) The definitions of “Dilution Ratio”, “Dilution Reserve” and “Dilutions” in Section 1.01 of the Credit Agreement are hereby amended and restated to read in their entirety as follows:

“Dilution Ratio” means, as of the last day of any Calculation Period with respect to any Originator, a percentage equal to (a) the aggregate amount of Dilutions of such Originator which occurred during such Calculation Period, divided by (b) the aggregate amount of Receivables generated by such Originator during such Calculation Period.

“Dilution Reserve” means, with respect to any Originator, an amount equal to the product of (a) the Net Eligible Receivables Balance of such Originator times the Advance Rate and (b) a percentage equal to (i) if the Dilution Percentage of such Originator is greater than the Non-Advanced Rate, the amount by which the Dilution Percentage exceeds the Non-Advanced Rate and (ii) if the Dilution Percentage is equal to or less than the Non-Advanced Rate, 0%. For purposes of this definition, (x) “Dilution Percentage” means, with respect to any Originator, (A) 2.0 times the rolling twelve-month Dilution Ratio applicable to such Originator, plus (B) 5.0%, and (y) “Non-Advanced Rate” means 100% minus the Advance Rate.

“Dilutions” means, at any time with respect to any Originator, the aggregate amount of reductions in or cancellations of the Outstanding Balances of the Receivables of such Originator described in clauses (a)(i) and (a)(ii) of the definition of “Deemed Collections.”

2. Conditions of Effectiveness. This Amendment shall become effective as of the Effective Date on the date (the “Amendment Closing Date”) that each of the following conditions precedent have been satisfied or waived:

(a) The Administrative Agent shall have received counterparts of this Amendment duly executed by the Borrower, the Supermajority Term A Lenders, and the Supermajority Term B Lenders.

(b) The Administrative Agent shall have received payment from the Borrower, for the account of each Lender that has executed and delivered a counterpart signature page to this Amendment at or prior to 5:00 p.m. (New York City time) on February 27, 2012 (or such later time as the Administrative Agent and the Borrower shall agree), a consent fee (the “Amendment Consent Fee”) in an amount equal to 0.25% of the sum of (x) the aggregate outstanding principal amount of Term B Loans and Term A Loans and (y) the unused Term A Commitment, in each case, of such Lender as of the date hereof. The Amendment Consent Fee shall be payable in immediately available funds and, once paid, such fee or any part thereof shall not be refundable.

(c) The Borrower shall have paid all previously invoiced, reasonable, out-of-pocket expenses of the Administrative Agent (including, to the extent invoiced, reasonable attorneys’ fees and expenses) in connection with this Amendment, in each case to the extent reimbursable under the terms of the Credit Agreement.

3. Representations and Warranties of the Borrower. In order to induce the other parties to enter into this Amendment:

(a) The Borrower hereby represents and warrants to the Administrative Agent and the Lenders as follows as of the Amendment Closing Date:

(i) This Amendment and the Credit Agreement, as amended hereby, constitute legal, valid and binding obligations of the Borrower and are enforceable against the Borrower in accordance with their terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or limiting creditors’ rights generally and subject to general principles of equity.

(ii) After giving effect to the terms of this Amendment, (i) no Termination Event or Incipient Termination Event shall have occurred and be continuing and (ii) the representations and warranties of the Borrower set forth in the Credit Agreement, as amended hereby, are true and correct in all material respects on and as of the date hereof, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects on and as of such earlier date.

4. Reference to and Effect on the Credit Agreement.

(a) Upon the effectiveness hereof, each reference to the Credit Agreement in the Credit Agreement or any other Transaction Document shall mean and be a reference to the Credit Agreement as amended hereby.

(b) Except as specifically amended above, the Credit Agreement and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

(c) The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Administrative Agent or the Lenders, nor constitute a waiver of any provision of the Credit Agreement or any other documents, instruments and agreements executed and/or delivered in connection therewith.

5. Governing Law. This Amendment shall be construed in accordance with and governed by the law of the State of New York, but after giving effect to federal laws applicable to national banks.

2

6. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

7. Counterparts. This Amendment may be executed by one or more of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Signatures delivered by facsimile or PDF shall have the same force and effect as manual signatures delivered in person.

[Signature Pages Follow]

3

IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first above written.

YRCW RECEIVABLES LLC, as the Borrower

By:
Name:
Title:

Signature Page to Amendment No. 2

Name of Lender:

,
as a Lender

By:
Name:
Title:

[FOR LENDERS REQUIRING 2 SIGNATURE BLOCKS:]

By:
Name:
Title:

Signature Page to Amendment No. 2

Exhibit 10.8.2

Execution Version

CONSENT AND FIRST AMENDMENT TO

AMENDED AND RESTATED CONTRIBUTION DEFERRAL AGREEMENT

This Consent and First Amendment to the Amended and Restated Contribution Deferral Agreement (this “Amendment”) is entered into as of October 17, 2011, by and among (i) YRC INC., a Delaware corporation (“YRC”), USF HOLLAND, INC., a Michigan corporation (“Holland”), NEW PENN MOTOR EXPRESS INC., a Pennsylvania corporation (“New Penn”), USF REDDAWAY INC., an Oregon corporation (“Reddaway”) (each of YRC, Holland, New Penn and Reddaway a “Primary Obligor”, and collectively, the “Primary Obligors”); (ii) each of the Guarantors a party hereto (the “Guarantors”); (iii) Wilmington Trust Company, as agent (together with its successors and assigns, in such capacity, the “Agent”); and (iv) the Majority Funds party hereto. The Primary Obligors, the Guarantors, the Majority Funds, and the Agent are herein individually referred to as a “Party” and together referred to as the “Parties.”

RECITALS

WHEREAS, the Primary Obligors, CS Pension Fund, certain other Funds and the Agent are party to that certain Amended and Restated Contribution Deferral Agreement dated as of July 22, 2011 (as amended, restated, modified or supplemented from time to time, the “Agreement”; capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Agreement), pursuant to which such Parties agreed that the obligations to make certain contributions otherwise due to such Funds from the Primary Obligors would continue to be deferred; and

WHEREAS, the Obligors and the undersigned Funds, constituting Majority Funds party to the Agreement, each desire to enter into this Amendment, among other things, to amend the asset sale covenant;

NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

1. Consent. (a) The undersigned Funds, constituting Majority Funds party to the Agreement, hereby acknowledge and agree that leases and subleases of Third Priority Collateral, in each case in the ordinary course of business, consistent with past practices, and permitted under Section 6.02(g) of the Senior Credit Facility as in effect on the date hereof shall constitute “Permitted Liens” solely with respect to Third Priority Collateral.

(b) Inasmuch as the proposed condemnation and transfer to the North Carolina Department of Transportation of property located in Wilmington, North Carolina, 3511 Hwy 421 N. by YRC Inc. constitutes an Asset Sale requiring consent under the Agreement, the undersigned Funds, constituting Majority Funds party to the Agreement, hereby consent to such condemnation and transfer so long as the Net Cash Proceeds thereof are applied as required by the Agreement.

2. Amendment.

(a) The definition of “Asset Sale” in the Agreement is hereby amended by adding the following at the end thereof immediately prior to the “.”: “or Permitted Liens”.

ARTICLE II

3. Conditions Precedent.

(a) Amendment Effective Date. This Amendment shall become effective on the date each of the following conditions is satisfied (or waived) (the “Amendment Effective Date”):

(i) the Obligors, the Funds consisting of Majority Funds party to the Agreement and the Agent shall have executed a counterpart of this Amendment, which may include telecopy or other electronic transmission of a signed signature page of this Amendment.

(ii) The Agent and CS Pension Fund shall have received payment for all invoiced reasonable out-of-pocket expenses payable by the Primary Obligors under Section 11.01 of the Agreement.

ARTICLE III

4. Miscellaneous.

(a) Agent. Pursuant to Section 11.04 of the Agreement, the undersigned Funds, constituting Majority Funds party to the Agreement, hereby authorize and direct the Agent to execute, enter into and perform this Amendment.

(b) Successors and Assigns. This Amendment and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the Parties hereto, shall bind and inure to the benefit of the respective successors and permitted assigns of the Parties hereto whether so expressed or not.

(c) Counterparts. This Amendment may be executed simultaneously in counterparts (including by means of telecopied or PDF signature pages), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same Amendment.

(d) Descriptive Headings; Interpretation. The headings and captions used in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

(e) Governing Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be

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governed by, and construed in accordance with, the laws of the State of New York without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. In furtherance of the foregoing, the internal law of the State of New York shall control the interpretation and construction of this Amendment (and all schedules and exhibits hereto), even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

(f) No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Amendment. In the event an ambiguity or question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Amendment.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

YRC INC., as an Obligor

By	/s/ Phil J. Gaines
Name: Phil J. Gaines
Title: Senior Vice President and Chief Financial Officer

USF HOLLAND, INC., as an Obligor

By	/s/ Terry Gerrond
Name: Terry Gerrond
Title: Vice President – Tax

NEW PENN MOTOR EXPRESS, INC., as an Obligor

By	/s/ Paul F. Liljegren
Name: Paul F. Liljegren
Title: Vice President – Finance

USF REDDAWAY INC., as an Obligor

By	/s/ Terry Gerrond
Name: Terry Gerrond
Title: Vice President – Tax

Signature Page to Amendment to

Amended and Restated Contribution Deferral Agreement

USF GLEN MOORE, INC., as a Guarantor

By	/s/ Paul F. Liljegren
Name: Paul F. Liljegren
Title: Vice President – Finance

TRANSCONTINENTAL LEASE, S. DE R.L. DE C.V., as a Guarantor

By
Name: Fortino Landeros Ruiz
Title: Legal Representative

Signature Page to Amendment to

Amended and Restated Contribution Deferral Agreement

USF GLEN MOORE, INC., as a Guarantor

By
Name: Paul F. Liljegren
Title: Vice President – Finance

TRANSCONTINENTAL LEASE, S. DE R. L. DE C.V., as a Guarantor

By	/s/ Fortino Landeros Ruiz
Name: Fortino Landeros Ruiz
Title: Legal Representative

Signature Page to Amendment to

Amended and Restated Contribution Deferral Agreement

TRUSTEES for the CENTRAL STATES, SOUTHEAST AND SOUTHWEST AREAS PENSION FUND, as a Fund

By	/s/ Mark F. Angerame
Name: Mark F. Angerame
Title: CFO

Signature Page to Amendment to

Amended and Restated Contribution Deferral Agreement

WILMINGTON TRUST COMPANY, as Agent

By	/s/ W. Thomas Morris, II
Name: W. Thomas Morris, II
Title: Vice President

Signature Page to Amendment to

Amended and Restated Contribution Deferral Agreement

Exhibit 10.29

YRC WORLDWIDE INC.

RESTRICTED STOCK AGREEMENT

Participant:
Date of Grant:
Number of Shares of Restricted Stock:	[ ] shares of the YRC Worldwide Inc.’s common stock

Vesting Schedule:	[ ] of the shares of Restricted Stock will vest on each of the following dates: [ ]

Restricted Stock Award pursuant to Section [ ] of Employment Agreement: [For grants pursuant to an Employment Agreement]	The shares of Restricted Stock subject to this Restricted Stock Agreement are granted pursuant to Section [ ] of the Employment Agreement dated [ ], by and between the Company and the Participant.

Grant of Restricted Stock

The above-named Participant is hereby granted the above number of shares of YRC Worldwide Inc.’s $0.01 par value per share common stock in accordance with the Vesting Schedule described above, subject to the other terms and conditions described in this Restricted Stock Agreement (this “Agreement”).

By your acceptance of the Restricted Stock set forth in this Agreement, you agree that the Restricted Stock is granted under and governed by the terms of the YRC Worldwide Inc. 2011 Incentive and Equity Award Plan or any successor thereto (the “Plan”), this Agreement, and the Terms and Conditions of Restricted Stock Agreements for Employees attached to this Agreement.

You further acknowledge and agree that (i) you have received, reviewed and understand the Plan, including the provisions that the Compensation Committee’s decision on any matter arising under the Plan is conclusive and binding, and (ii) this Agreement amends and supersedes any other agreement or statement, oral or written, in its entirety regarding the vesting or holding period of the Restricted Stock.

YRC Worldwide Inc.	Acceptance of Participant

By
Title	Print

You agree that your acceptance of this Agreement may be evidenced either by your signature above or by your electronic acceptance through the award administrator’s website (as of the date of grant, the administrator is Fidelity).

YRC WORLDWIDE INC.

TERMS AND CONDITIONS

RESTRICTED STOCK AGREEMENTS FOR EMPLOYEES

These Terms and Conditions are applicable to Restricted Stock Agreements (the “Restricted Stock”) granted to Employees pursuant to the YRC Worldwide Inc. 2011 Incentive and Equity Award Plan or any successor thereto (the “Plan”).

1.	Acceleration of Vesting. Notwithstanding the provisions of the vesting schedules provided in the Participant’s Restricted Stock Agreement, the Restricted Stock shall vest and be paid as provided in this Section 1 upon the following circumstances:

1.1	Death or Permanent and Total Disability. If the Participant dies or is deemed to be “permanently and totally disabled” (as defined herein) while in the employ of the Company or an Affiliate and prior to the time the shares of Restricted Stock vest and are paid, the Restricted Stock shall become fully vested and all transfer restrictions thereon shall lapse. For purposes of this Section, the Participant shall be considered “permanently and totally disabled” if the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months or is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Participant’s employer. The existence of a permanent and total disability shall be evidenced by such medical certification as the Secretary of the Company shall require and as the Committee approves.

1.2	Change of Control of the Company. If a “Change of Control” of the Company occurs while the Participant is in the employ of the Company or an Affiliate prior to the time the shares of Restricted Stock vest and are paid, the Restricted Stock shall become fully vested and all transfer restrictions thereon shall lapse. For the purposes of this Section, a “Change of Control” shall be deemed to have taken place if:

1.2.1	a third person, including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), purchases or otherwise acquires shares of the Company after the date of grant that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company;

1.2.2	a third person, including a “group” as defined in Section 13(d)(3) of the Exchange Act purchases or otherwise acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) shares of the Company after the date of grant and as a result thereof becomes the beneficial owner of shares of the Company having 35 percent or more of the total voting power of the stock of the Company; or

1.2.3	as the result of, or in connection with any cash tender or exchange offer, merger or other business combination, or contested election, or any combination of the foregoing transactions, a majority of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Board of Directors of the Company before the date of such appointment or election.

1.3	Retirement. If the Participant continues employment with the Company and its Affiliates through the Participant’s Retirement Age (as defined below), the Restricted Stock shall become fully vested and all transfer restrictions thereon shall lapse on the attainment of such Retirement Age. For purposes of this Section, “Retirement Age” means age 65.

1.4	Prohibited Activities. Notwithstanding any other provision of these Terms and Conditions or the Participant’s Restricted Stock Agreement, if the Participant breaches the Company’s Code of Conduct (as amended from time to time), then the Participant shall forfeit the right to any further vesting of the Participant’s Restricted Stock and the Restricted Stock Agreement shall immediately thereupon wholly and completely terminate.

2.	Lapse of Rights upon Termination of Employment.

Upon termination of the Participant’s employment with the Company or an Affiliate, and except as provided in Section 1 above, this Section 2 or any employment-related agreement, the Participant shall forfeit any unvested Restricted Stock. The Company may, in its sole discretion, which need not be reasonably exercised, determine to vest non-vested Restricted Stock of the terminating Participant on the date of termination.

3.	Transfers of Employment; Authorized Leave.

3.1	Transfers of Employment. Transfers of employment between the Company and an Affiliate, or between Affiliates, shall not constitute a termination of employment for purposes of the Restricted Stock Agreement.

3.2	Authorized Leave. Authorized leaves of absence from the Company shall not constitute a termination of employment for purposes of the Restricted Stock Agreement. For purposes of the Restricted Stock Agreement, an authorized leave of absence shall be an absence while the Participant is on military leave, sick leave or other bona fide leave of absence so long as the Participant’s right to employment with the Company is guaranteed by statute, a contract or Company policy.

4.	Withholding. To the extent the Participant has taxable income in connection with the grant, vesting or payment of the Restricted Stock or the delivery of shares of Company common stock, the Company is authorized to withhold from any compensation payable to Participant, including shares of common stock that the Company is to deliver to the Participant, any taxes required to be withheld by foreign, federal, state, provincial or local law. By executing the Restricted Stock Agreement, the Participant authorizes the Company to withhold any applicable taxes.

5.	Non-transferability. No rights under the Restricted Stock Agreement shall be transferable otherwise than by will, the laws of descent and distribution or pursuant to a Qualified Domestic Relations Order (“QDRO”), and, except to the extent otherwise provided herein, the rights and the benefits of the Restricted Stock Agreement may be exercised and received, respectively, during the lifetime of the Participant only by the Participant or by the Participant’s guardian or legal representative or by an “alternate payee” pursuant to a QDRO.

6.	Limitation of Liability. Under no circumstances will the Company be liable for any indirect, incidental, consequential or special damages (including lost profits) of any form incurred by any person, whether or not foreseeable and regardless of the form of the act in which such a claim may be brought, with respect to the Plan or the Company’s role as Plan sponsor.

7.	Awards Subject to Plan. A copy of the Plan is included with the Restricted Stock Agreement. The provisions of the Plan as now in effect and as the Plan may be amended in the future (but only to the extent such amendments are allowed by the provisions of the Plan) are hereby incorporated in the Restricted Stock Agreement by reference as though fully set forth herein. Upon request to the Secretary of the Company, a Participant may obtain a copy of the Plan and any amendments.

8.	Definitions. Unless redefined herein, all terms defined in the Plan have the same meaning when used as capitalized terms in these Terms and Conditions.

9.	Compliance with Regulatory Requirements. Notwithstanding anything else in the Plan, the Restricted Stock received on the date of grant may not be sold, pledged or hypothecated unless the Company is in compliance with all regulatory requirements regarding registration of the Restricted Stock or common stock to be issued under the terms of the Plan.

10.	Stock Certificates. The Committee may also cause any certificates representing shares of Restricted Stock to be imprinted with any legend which counsel for the Company considers advisable with respect to the restrictions or, if the shares of Restricted Stock are represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the shares of Restricted Stock as counsel for the Company considers necessary or advisable.

11.	No Deferred Compensation. The Restricted Stock under the Restricted Stock Agreement is intended to be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the Restricted Stock Agreement shall be administered, construed and interpreted in accordance with such intent.

Exhibit 10.30.3

SECOND AMENDMENT

YRC WORLDWIDE INC.

SUPPLEMENTAL EXECUTIVE PENSION PLAN

(Effective January 1, 2005)

WHEREAS, YRC Worldwide Inc. (the “Company”) maintains the YRC Worldwide Inc. Supplemental Executive Pension Plan (the “Plan”) for the benefit of the employees of the Company and its participating affiliates;

WHEREAS, Section 5.1 of the Plan provides that the Company, through action of its Board of Directors or its delegated representative, may amend the Plan at any time;

WHEREAS, the Company has determined to amend the Plan to clarify the provisions regarding involuntary lump sum cashouts;

NOW, THEREFORE, BE IT RESOLVED THAT effective July 1, 2008, Section 3.4(e) of the Plan is hereby amended and restated in its entirety to provide as follows:

(e) Lump Sum Payment of Small Amounts. Subject to Section 3.5(b), notwithstanding any other provision of the Plan to the contrary, each Participant who incurs a Separation from Service (for any reason) and whose vested benefit at such time has a Present Value of less than or equal to the applicable dollar amount under section 402(g)(1)(B) of the Code for the year of the Separation from Service, shall be paid in the form of a lump sum payment in cash as soon as is administratively practicable following the Participant’s Separation from Service. A surviving Spouse or other Beneficiary of a Participant whose vested benefit has a Present Value of less than or equal to the applicable dollar amount under section 402(g)(1)(B) of the Code for the year of the Participant’s death shall be paid in the form of a lump sum payment in cash.

IN WITNESS WHEREOF, the Company has caused this instrument to be effective the 1st day of July 2008.

YRC WORLDWIDE INC.

By
Harold D. Marshall Vice President – Employee Benefits

Exhibit 10.46

EXECUTION VERSION

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is entered into on November 3, 2011 (the “Effective Date”), by and among YRC Worldwide Inc., a Delaware corporation (together with its successors and assigns, the “Company”) and Jamie G. Pierson (“Executive”).

WHEREAS, Executive and the Company wish to enter into an employment relationship on the terms and conditions set forth in this Agreement.

WHEREAS, the Board of Directors of the Company (the “Board”) has authorized the Company to enter into this Agreement; and

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the validity and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Term of Employment. The Company hereby agrees to employ Executive under this Agreement, and Executive hereby accepts such employment, for the term provided in this Section 1 (the “Term of Employment”). Except as provided in this Section 1, the Term of Employment shall commence as of the Effective Date and shall end on December 31, 2015. The Term of Employment may be sooner terminated by either party in accordance with Section 6 of this Agreement. For the avoidance of doubt, the sole remedies for early termination of the Term of Employment are as provided in Section 8 of this Agreement.

2. Position, Duties and Responsibilities.

(a) During the Term of Employment, Executive shall serve as the Chief Financial Officer of the Company and of such of its subsidiaries as the Board may request, reporting to the Chief Executive Officer of the Company (the “CEO”) and the Board, and shall perform such lawful duties as are specified from time to time by the CEO and/or the Board that are commensurate with his position as Chief Financial Officer.

(b) During the Term of Employment, Executive shall perform his duties faithfully and to the best of his abilities and shall devote all of his business time, on a full time basis, to the business and affairs of the Company and shall use his best efforts to advance the best interest of the Company and shall comply with all of the written policies of the Company, including, without limitation, such written policies with respect to legal compliance, conflicts of interest, confidentiality, insider trading, code of conduct and business ethics as are from time to time in effect (collectively, and as amended or modified from time to time by the Board in its discretion, the “Policies”).

(c) During the Term of Employment, Executive hereby agrees that his services will be rendered exclusively to the Company and Executive shall not directly or indirectly render services to, or otherwise act in a business or professional capacity on behalf of or for the benefit of, any other Person (as defined below) as an employee, advisor, member of a board or similar governing body, sole proprietor, independent contractor, agent, consultant, representative or otherwise, whether or not compensated, except as may otherwise be explicitly permitted by the Board in writing in accordance with the Policies following receipt of notice from Executive regarding any such matter. During the Term of Employment, Executive further agrees that he shall not seek, solicit, or otherwise look for employment (whether as an employee, consultant or otherwise) with any other Person. “Person” or “person”, as used in this Agreement, means any individual, partnership, limited partnership, corporation, limited liability company, trust, estate, cooperative, association, organization, proprietorship, firm, joint venture, joint stock company, syndicate, company, committee, government or governmental subdivision or agency, or other entity, in each case, whether or not for profit.

(d) Executive’s services hereunder shall be performed by Executive in the Company’s principal executive offices in Overland Park, Kansas; provided, that, Executive may be required to travel for business purposes during the Term of Employment.

(e) Upon expiration of the Term of Employment or the termination of Executive’s employment for any reason, upon the request of the Board, Executive shall resign, in writing, from any positions he then holds with the Company and its subsidiaries, including, if applicable, membership on the Board and/or other boards of the Company’s subsidiaries.

3. Base Salary. Commencing as of the Effective Date, the Company shall pay Executive an annualized Base Salary of six hundred thousand U.S. dollars ($600,000) (“Base Salary”), payable in accordance with the regular payroll practices applicable to senior executives of the Company. During the Term of Employment, the Board may increase (but not decrease) Executive’s Base Salary in its discretion. Except as otherwise provided in this Agreement, Executive shall not be entitled to receive any additional consideration for service during the Term of Employment as a member of the board of directors and/or as an officer or employee of any subsidiary.

4. Incentive Compensation.

(a) Restricted Stock Award. Provided Executive is still then employed, as soon as administratively feasible following (i) the date the shareholders approve the Company’s new management incentive plan (the “Plan”) and (ii) the Company has effectuated the reverse stock split of the Company’s common stock (the “Grant Date”), Executive shall be granted a restricted stock award on 0.3% of the outstanding common stock of the Company, calculated on a fully-diluted basis, as of the Grant Date (the “Initial Award”). The Initial Award shall be subject in all respects to the terms of the applicable restricted stock award agreement evidencing the Initial Award and the Plan; provided, that, the Initial Award shall provide in part that 25% of the shares subject to such award shall be released from restriction and vest on January 1, 2013 and that an additional 25% of the shares subject to such award shall be released from restriction and vest on each of the second, third and fourth anniversaries of the Effective Date; provided, further, that, Executive is still then employed by the Company on each such date. In addition, subject to applicable legal and accounting restrictions, the Initial Award will provide that Executive may elect to satisfy his minimum income tax withholding obligations by having the Company withhold a sufficient number of shares with a fair market value equal to such withholding obligation. Executive will have an opportunity to review and provide input on the applicable restricted stock award agreement evidencing the Initial Award.

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(b) Performance Awards. Provided that Executive is continuously employed through the end of the first day of the first calendar month following the end of the respective fiscal year, within ninety (90) days following the end of each of the four completed fiscal years beginning with fiscal year 2012, Executive shall be granted a restricted award of common stock of up to 0.175% of the outstanding common stock of the Company, calculated on a fully-diluted basis, as of the Grant Date, if one or more pre-established performance goals for such completed fiscal year established by the Compensation Committee of the Board (the “Committee”), after consultation with Executive, have been achieved, as determined by the Committee (each, a “Performance Award”). A Performance Award shall be 50% vested upon the date of grant and 50% vested on the first anniversary of the date of grant; provided, that, Executive has not been terminated pursuant to Section 6(c) or Section 6(e)(i) prior to such anniversary or such grant date (but after remaining continuously employed as required pursuant to the beginning of this Section 4(b)), as applicable. In addition, subject to applicable legal and accounting restrictions, the Performance Award will provide that Executive may elect to satisfy his minimum income tax withholding obligations by having the Company withhold a sufficient number of shares with a fair market value equal to such withholding obligation. This Section 4(b) shall survive expiration of the Agreement for so long as is necessary to give effect thereto, although this survival clause shall not be construed as a guarantee of Executive’s employment for any particular period. The scheduled vesting of the Initial Award and the Performance Award(s) are set forth on Annex A hereto.

(c) Claw-Back. If, pursuant to Section 10D of the Securities Exchange Act of 1934, as amended (the “Act”), the Company would not be eligible for continued listing, if applicable, under Section 10D(a) of the Act if it did not adopt policies consistent with Section 10D(b) of the Act, then, in accordance with those policies that are so required, any incentive-based compensation payable to Executive under this Agreement or otherwise shall be subject to claw-back in the circumstances, to the extent, and in the manner, required by Section 10D(b)(2) of the Act, as interpreted by rules of the Securities Exchange Commission.

(d) Cash Bonus Plan. The Company shall provide Executive a cash performance bonus (“Bonus”) based on Executive’s achievement of certain performance criteria (“Performance Criteria”) for fiscal year 2012, provided, that, Bonus will not exceed two hundred fifty thousand U.S. dollars ($250,000).

(e) Retention Bonus.

(i) On the Effective Date, the Executive shall be paid an amount equal to $640,000 (the “Signing Bonus”) and an additional $560,000 (the “Retention Bonus”) shall be placed into escrow and shall be paid pursuant to the terms of the Escrow Agreement attached hereto as Annex B (the “Escrow Agreement”).

(ii) For the avoidance of doubt, if the Term of Employment is terminated for any reason that does not entitle Executive to payments under the Escrow Agreement, including, for example, a termination by Executive without Good Reason pursuant to Section 6(e)(i), any unpaid Retention Bonus shall be forfeited and the Company shall have a claim against Executive for all amounts held in the Escrow

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Account (as defined in the Escrow Agreement). Following any termination of employment upon which the Executive is not entitled to any further payment of the Retention Bonus pursuant to this Agreement, Executive shall instruct the Escrow Agent (as defined in the Escrow Agreement) to unconditionally release any remaining Escrow Amounts and pay such amounts to the Company. The parties hereby agree that upon release of the Escrow Amounts by the Escrow Agent to the Company, the Company’s claim against Executive for any such amounts shall be fully satisfied and the Company shall have no further claims against Executive to any further amounts with respect to the Retention Bonus.

(f) Excess Compensation Limit. Notwithstanding anything herein to the contrary, any taxable compensation, including, without limitation, Base Salary, Bonuses, taxable fringe benefits and perquisites, payable by the Company to Executive shall in no event exceed one million dollars ($1,000,000) (as adjusted) in any calendar year commencing prior to January 1, 2013 so as to result in any accelerated pension contributions or other additional pension expense payable by the Company pursuant to the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 or other similar law.

5. Other Benefits.

(a) Employee Benefits. During the Term of Employment, Executive shall be entitled to participate in such employee benefit plans and insurance programs made available generally to senior executives of the Company, or which it may adopt from time to time, for its employees, in accordance with the eligibility requirements for participation therein.

(b) Vacations. During the Term of Employment, Executive shall be entitled to four (4) weeks paid vacation per year to be accrued and taken in accordance with the normal vacation policies of the Company. Accrued but unused vacation shall be paid following Executive’s termination of employment in accordance with the Company’s normal vacation policy in effect from time to time.

(c) Reimbursement of Business and Other Expenses. Executive is authorized to incur reasonable expenses in carrying out his duties and responsibilities under this Agreement, and the Company shall promptly reimburse him for all such expenses, subject to documentation and subject to the expense reimbursement policies of the Company during the Term of Employment.

(d) Automobile Allowance. Company shall provide Executive an automobile allowance of one thousand U.S. dollars ($1,000) per month during the Term of Employment.

(e) Relocation Assistance. Executive shall be entitled to relocation benefits commensurate with the Executive’s position, in accordance with the Company’s relocation program as in effect from time to time.

(f) Temporary Housing; Travel. The Company shall reimburse Executive, subject to documentation and the expense reimbursement policies of the Company, for all temporary living expenses in Overland Park, Kansas (or a location near Overland Park, Kansas) and all reasonable costs incurred in Executive’s weekly travel from the Executive’s home in Dallas, Texas to

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Overland Park, Kansas; provided, that such temporary living and weekly travel expenses shall not exceed six thousand U.S. dollars ($6,000) per month. Executive shall be entitled to receive from the Company an additional payment (a “Gross-Up Payment”) equal to the product of (i) the payments and reimbursements provided to Executive under this Section 5(f) which the Company determines constitutes taxable income to Executive, multiplied by (ii) 0.3. Any Gross-Up Payment shall be made to Executive no later than March 15 of calendar year following the calendar year in which the expense to which the Gross-Up Payment relates was incurred.

6. Termination of Employment. Executive’s employment hereunder may be terminated during the Term of Employment under the following circumstances:

(a) Death. Executive’s employment hereunder shall terminate upon Executive’s death.

(b) Disability. The Company shall have the right to terminate Executive’s employment hereunder for Disability (as defined below). For purposes of this Agreement, “Disability” shall mean Executive’s inability to perform his duties hereunder on a full-time basis for a period of ninety days during any three hundred sixty-five (365) day period, as a result of physical or mental incapacity as determined by a medical doctor reasonably selected in good faith by the Board.

(c) For Cause. The Company shall have the right to terminate Executive’s employment for Cause (as defined in this Section 6(c)). Upon the reasonable belief by the Board that Executive has committed an act (or failure to act) which constitutes Cause, the Company may immediately suspend Executive from his duties herein and bar him from their premises during the Board’s investigation of such acts (or failures to act) and any such suspension shall not be deemed to be a breach of this Agreement by the Company and/or otherwise provide Executive a right to terminate his employment for Good Reason (the “Investigation Period”). If Executive is ultimately terminated for Cause following the Investigation Period, which shall not exceed one-hundred eighty (180) days, then Executive’s employment shall be deemed to have been terminated as of the first day of such Investigation Period for all purposes under this Agreement (other than with respect to the payment of Base Salary, participation and vesting in the Company’s qualified defined contribution plan, and the provision of welfare (i.e., health, dental, life insurance, and vacation) benefits during the Investigation Period). For purposes of this Agreement, “Cause” shall mean (i) Executive’s commission or guilty plea or plea of no contest to a felony (or its equivalent under applicable law) or a misdemeanor that involves moral turpitude, (ii) conduct by Executive that constitutes fraud or embezzlement or any acts of dishonesty in relation to his duties with the Company, (iii) Executive having engaged in negligence, bad faith or misconduct which causes either material reputational or material economic harm to the Company or its affiliates, (iv) Executive’s continued refusal to substantially perform Executive’s essential duties hereunder, which refusal is not remedied within ten (10) days after written notice from the Board (which notice specifies in reasonable detail the grounds constituting Cause under this subclause), or (v) Executive’s breach of his obligations under this Agreement or the Policies maintained by the Company, which is not cured, if curable, within ten (10) days after the Company notifies Executive of such breach (which notice specifies in reasonable detail the grounds constituting Cause under this subclause). For the avoidance of doubt, Cause shall not exist under subclause (v) of this Section 6(c) as a result of Executive’s poor performance of his duties.

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(d) Without Cause. The Company shall have the right to terminate Executive’s employment hereunder without Cause at any time by providing Executive with a Notice of Termination.

(e) By Executive. Executive shall have the right to terminate his employment hereunder:

(i) without Good Reason (as defined in this Section 6(e)) by providing the Company with a Notice of Termination at least one hundred twenty (120) days prior to such termination (which advance notice may be waived by the Company).

(ii) with Good Reason as set forth herein. For purposes of this Agreement, Executive shall have “Good Reason” to terminate his employment if, within thirty (30) days after he knows (or has reason to know) of the occurrence of any of the following events, Executive provides written notice requesting cure to the Board of such events, and the Board fails to cure, if curable, such events within thirty (30) days following receipt of such notice, and the Executive actually terminates his employment within ninety (90) days following the expiration of such cure period: (i) a material reduction in Executive’s Base Salary; (ii) any material diminution in Executive’s duties or responsibilities or the assignment to him of duties or responsibilities that materially impair his ability to perform the duties or responsibilities then assigned to him or normally assigned to the chief financial officer of an enterprise of the size and structure of the Company or (iii) any material breach by the Company of their obligations to the Executive under this Agreement.

(f) Due to Expiration of the Term of Employment. Unless otherwise agreed to by the parties in writing, Executive’s employment and this Agreement (other than provisions intended to survive) shall terminate upon the expiration of the Term of Employment.

7. Termination Procedure.

(a) Notice of Termination. Any termination of Executive’s employment by the Company or by Executive during the Term of Employment (other than termination pursuant to Section 6(a)) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 13 hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.

(b) Date of Termination. “Date of Termination” shall mean (i) if Executive’s employment is terminated by his death, the date of his death, (ii) if Executive’s employment is terminated pursuant to Section 6(b), fifteen (15) days after Notice of Termination, and (iii) if

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Executive’s employment is terminated for any other reason, the date on which a Notice of Termination is given or any later date set forth in such notice (but within ninety (90) days after the giving of such notice); provided, however, that the notice period for a termination by Executive without Good Reason shall be, unless waived by the Company, at least one hundred twenty (120) days) after the giving of such Notice of Termination.

8. Compensation Upon Termination. In the event Executive’s employment terminates during the Term of Employment, the Company shall provide Executive with the payments set forth below. The severance payments described in Section 8(b) shall be in lieu of any other severance or termination benefits that Executive may otherwise be eligible to receive under any severance policy, plan or program maintained by the Company or its subsidiaries or as otherwise mandated by law. To the extent that the Company and/or its subsidiaries are required to pay Executive severance or termination pay under any such severance policy, plan, program or applicable law, the amounts payable pursuant to this Section 8 shall be reduced, but not below zero, on a dollar for dollar basis.

(a) Termination for Cause or Without Good Reason, Death, Disability or Expiration of the Term. If Executive’s employment is terminated by the Company for Cause or by Executive without Good Reason, or upon Executive’s death or Disability or upon the expiration of the Term of Employment:

(i) within ten (10) business days following such termination, the Company shall pay to Executive (or his beneficiary or estate) any unpaid Base Salary earned through the Date of Termination;

(ii) within thirty (30) days following such termination, the Company shall reimburse Executive pursuant to Section 5(c) for reasonable expenses incurred but not paid prior to such termination of employment; and

(iii) the Company shall provide to Executive other or additional benefits (if any), in accordance with the then-applicable terms of any then-applicable plan, program, agreement or other arrangement of any of the Company, or of any of their subsidiaries, in which Executive participates (the rights described in clauses (i) to (iii) are collectively referred to as the “Accrued Obligations”).

(b) Termination Without Cause or for Good Reason. In the event that Executive’s employment under this Agreement is terminated by the Company without Cause under Section 6(d) of this Agreement or by Executive with Good Reason during the Term of Employment, the Company shall pay or provide to Executive the Accrued Obligations and subject to Executive’s signing (and not revoking) a general release of claims in a form reasonably acceptable to the Company within twenty-one (21) days or forty-five (45) days, whichever period is required under applicable law, the Company shall pay to Executive a severance amount equal to 150% of Executive’s annual rate of Base Salary immediately prior to the Date of Termination, payable in eighteen (18) monthly installments (“Monthly Severance Payments”), commencing on the 60th day following the Date of Termination. Monthly Severance Payments shall be made in accordance with the regular payroll practices of the Company; provided, that, if Executive is in breach of any of his obligations under Section 9 of this Agreement, the Company may cease

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making the payments under this Section 8(b). Each Monthly Severance Payment shall be treated as a separate payment for the purposes of Section 409A of the Internal Revenue Code of 1986, as amended and the treasury regulations and other guidance promulgated thereunder (the “Code”).

9. Restrictive Covenants.

(a) Acknowledgments. Executive acknowledges that: (i) as a result of Executive’s employment by the Company, Executive has obtained and will obtain Confidential Information (as defined below); (ii) the Confidential Information has been developed and created by the Company and its Affiliates (as defined below) at substantial expense and the Confidential Information constitutes valuable proprietary assets; (iii) the Company and its Affiliates will suffer substantial damage and irreparable harm which will be difficult to compute if, during the Term of Employment and thereafter, Executive should enter a Competitive Business (as defined herein) in violation of the provisions of this Agreement; (iv) the nature of the Company’s and its Affiliates’ business is such that it could be conducted anywhere in the world and that it is not limited to a geographic scope or region; (v) the Company and its Affiliates will suffer substantial damage which will be difficult to compute if, during the Term of Employment or thereafter, Executive should solicit or interfere with the Company’s and its Affiliates’ employees, clients or customers or should divulge Confidential Information relating to the business of the Company and its Affiliates; (vi) the provisions of this Agreement are reasonable and necessary for the protection of the business of the Company and its Affiliates; (vii) the Company would not have hired or continued to employ Executive or grant the equity awards and other benefits contemplated under this Agreement unless he agreed to be bound by the terms hereof; and (viii) the provisions of this Agreement will not preclude Executive from other gainful employment, but instead will preclude only an unfair competitive advantage. “Competitive Business” as used in this Agreement shall mean any business which competes, directly or indirectly, with any aspect of the Company’s (or its Affiliates’) business. “Confidential Information” as used in this Agreement shall mean any and all confidential and/or proprietary knowledge, data, or information of the Company and its Affiliates, including, without limitation, any: (A) trade secrets, drawings, inventions, methodologies, mask works, ideas, processes, formulas, source and object codes, data, programs, software source documents, works of authorship, know-how, improvements, discoveries, developments, designs and techniques, and all other work product of the Company and its Affiliates, whether or not patentable or registrable under trademark, copyright, patent or similar laws; (B) information regarding plans for research, development, new service offerings and/or products, equipment purchases, marketing, advertising and selling, distribution, business plans, business forecasts, budgets and unpublished financial statements, licenses, prices and costs, suppliers, customers or distribution arrangements; (C) information regarding the skills and compensation of employees, suppliers, agents, and/or independent contractors of the Company and its Affiliates; (D) concepts and ideas relating to the development and distribution of content in any medium or to the current, future and proposed products or services of the Company and its Affiliates; or (E) any other information, data or the like that is labeled confidential or orally disclosed to Executive as confidential. For purposes of this Agreement, an “Affiliate” of an individual, corporation, partnership, limited liability company, joint venture, trust, estate, board, committee, agency, body, employee benefit plan, or other person or entity (“Person”) shall mean a Person that directly or indirectly controls, is controlled by, or is under common control with, the Person specified.

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(b) Confidentiality. In consideration of the benefits provided for in this Agreement, Executive agrees not to, at any time, either during the Term of Employment or thereafter, divulge, use, publish or in any other manner reveal, directly or indirectly, to any person, firm, corporation or any other form of business organization or arrangement and keep in the strictest confidence any Confidential Information, except (i) as may be necessary to the performance of Executive’s duties hereunder, (ii) with the Company’s express written consent, (iii) to the extent that any such information is in or becomes in the public domain other than as a result of Executive’s breach of any of the obligations hereunder, or (iv) where required to be disclosed by court order, subpoena or other government process and in such event, Executive shall cooperate with the Company in attempting to keep such information confidential. Upon the request of the Company, Executive agrees to promptly deliver to the Company the originals and all copies, in whatever medium, of all such Confidential Information in his possession or control.

(c) Non-Compete. In consideration of the benefits provided for in this Agreement, Executive covenants and agrees that during his employment and for a period of 18 months following the conclusion of his employment for whatever reason, or following the date of cessation of the last violation of this Agreement, or from the date of entry by a court of competent jurisdiction of a final, unappealable judgment enforcing this covenant, whichever of the foregoing is the last to occur (the “Restricted Period”), he will not, for himself, or in conjunction with any other person, firm, partnership, corporation or other form of business organization or arrangement (whether as a shareholder, partner, member, principal, agent, lender, director, officer, manager, trustee, representative, employee or consultant), directly or indirectly, be employed by, provide services to, in any way be connected, associated or have any interest of any kind in, or give advice or consultation to any Competitive Business.

(d) Non-Solicitation of Employees. In consideration of the benefits provided for in this Agreement, Executive covenants and agrees that during his employment and for a period of twenty-four (24) months following the termination of his employment for whatever reason, or following the date of cessation of the last violation of this Agreement, or from the date of entry by a court of competent jurisdiction of a final, unappealable judgment enforcing this covenant, whichever of the foregoing is the last to occur, Executive shall not, without the prior written permission of the Company, directly or indirectly (i) solicit, employ or retain, or have or deliberately cause any other person or entity to solicit, employ or retain, any person who is employed or is providing services to the Company or its Affiliates at the time of his termination of employment or was or is providing such services within the twelve (12) month period before or after his termination of employment or (ii) request, suggest or deliberately cause any employee of the Company or its Affiliates to breach or threaten to breach any terms of said employee’s agreements with the Company and its Affiliates or to terminate his or her employment with the Company and its Affiliates.

(e) Non-Solicitation of Clients and Customers. In consideration of the benefits provided for in this Agreement, Executive covenants and agrees that during the Restricted Period, he will not, for himself, or in conjunction with any other person, firm, partnership, corporation or other form of business organization or arrangement (whether as a shareholder, partner, member, lender, principal, agent, director, officer, manager, trustee, representative, employee or consultant), directly or indirectly: (i) solicit or accept any business, in competition with the Company and its Affiliates, from any person or entity who was an existing or

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prospective customer or client of the Company and its Affiliates at the time of, or at the time during the twelve (12) months preceding, his termination of employment; or (ii) request, suggest or deliberately cause any of the Company’s and its Affiliates’ clients or customers to cancel, reduce, change the terms of or terminate any business relationship with the Company and its Affiliates involving services or activities which were directly or indirectly the responsibility of Executive during his employment.

(f) Post-Employment Property. The parties agree that any work of authorship, invention, design, discovery, development, technique, improvement, source code, hardware, device, data, apparatus, practice, process, method or other work product whatever (whether patentable or subject to copyright, or not, and hereinafter collectively called “discovery”) related to training or marketing methods and techniques that Executive, either solely or in collaboration with others, has made or may make, discover, invent, develop, perfect or reduce to practice during the term of his employment, or within three (3) months thereafter, whether or not during regular business hours, and created, conceived or prepared on the Company’s and its Affiliates’ premises or otherwise and related to the Company’s business, shall be the sole and complete property of the Company and its Affiliates. More particularly, and without limiting the foregoing, Executive agrees that all of the foregoing and any (i) inventions (whether patentable or not, and without regard to whether any patent therefor is ever sought); (ii) marks, names or logos (whether or not registrable as trade or service marks, and without regard to whether registration therefor is ever sought); (iii) works of authorship (without regard to whether any claim of copyright therein is ever registered); and (iv) trade secrets, ideas, and concepts ((i)—(iv) collectively, “Intellectual Property Products”) created, conceived or prepared on the Company’s and its Affiliates’ premises or otherwise, whether or not during normal business hours, and related in any way to the Company’s business, shall perpetually and throughout the world be the exclusive property of the Company and its Affiliates, as the case may be, as shall all tangible media (including, but not limited to, papers, computer media of all types and models) in which such Intellectual Property Products shall be recorded or otherwise fixed. Executive agrees that all works of authorship created by Executive during his engagement by the Company shall be works made for hire of which the Company and its Affiliates are the author and owner of copyright. To the extent that any competent decision-making authority should ever determine that any work of authorship created by Executive during his engagement by the Company is not a work made for hire, Executive hereby assigns all right, title and interest in the copyright therein, in perpetuity and throughout the world, to the Company. To the extent that this Agreement does not otherwise serve to grant or otherwise vest in the Company all rights in any Intellectual Property Product created by Executive during his engagement by the Company, or within three (3) months thereafter, Executive hereby assigns all right, title and interest therein, in perpetuity and throughout the world, to the Company. Executive agrees to execute, immediately upon the Company’s reasonable request and without charge, any further assignments, applications, conveyances or other instruments, at any time after execution of this Agreement, whether or not Executive is engaged by the Company at the time such request is made, in order to permit the Company, their Affiliates and/or their respective assigns to protect, perfect, register, record, maintain or enhance their rights in any Intellectual Property Product; provided, that, the Company shall bear the cost of any such assignments, applications or consequences. Upon termination of Executive’s employment with the Company for any reason whatsoever, and at any earlier time the Company so request, Executive will immediately deliver to the custody of the person designated by the Company all originals and copies of any documents and other property of the Company in Executive’s possession or under Executive’s control.

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(g) Non-Disparagement. Executive acknowledges and agrees that he will not defame or publicly criticize the services, business, prospects, quality, integrity, veracity or personal or professional reputation of the Company and/or its Affiliates and their respective officers, directors, partners, executives, employees or agents thereof in either a professional or personal manner at any time following the Term of Employment.

(h) Enforcement. If Executive commits a breach of any of the provisions of this Section 9 or Section 4(e)(ii), the Company shall have the right and remedy to seek to have the provisions specifically enforced by any court having jurisdiction (without the posting of any bond or security), it being acknowledged and agreed by Executive that the services being rendered hereunder to the Company are of a special, unique and extraordinary character and that any such breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company. Such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to the Company at law or in equity.

(i) Blue Pencil. If, at any time, the provisions of this Section 9 shall be determined to be invalid or unenforceable under any applicable law, by reason of being vague or unreasonable as to area, duration or scope of activity, this Agreement shall be considered divisible and shall become and be immediately amended to only such area, duration and scope of activity as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter and Executive and the Company agree that this Agreement as so amended shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

(j) EXECUTIVE ACKNOWLEDGES THAT HE HAS CAREFULLY READ THIS SECTION 9 AND HAS HAD THE OPPORTUNITY TO REVIEW ITS PROVISIONS WITH ANY ADVISORS AS HE CONSIDERED NECESSARY AND THAT EXECUTIVE UNDERSTANDS THIS AGREEMENT’S CONTENTS AND SIGNIFIES SUCH UNDERSTANDING AND AGREEMENT BY SIGNING BELOW.

10. Assignability; Binding Nature. The rights and benefits of Executive hereunder shall not be assignable, whether by voluntary or involuntary assignment or transfer by Executive. This Agreement shall be binding upon, and inure to the benefit of, the successors and assigns of the Company, and the heirs, executors and administrators of Executive, and shall be assignable by the Company only to any entity acquiring substantially all of the assets of the Company, whether by merger, consolidation, sale of assets or similar transactions.

11. Representations. Executive represents and warrants to the Company, and Executive acknowledges that the Company has relied on such representations and warranties in employing Executive, that neither Executive’s duties as an employee of the Company nor his performance of this Agreement will breach any other agreement to which Executive is a party, including, without limitation, any agreement limiting the use or disclosure of any information acquired by Executive prior to his employment with the Company. In addition, Executive represents and warrants and acknowledges that the Company has relied on such representations and warranties in employing Executive and that he has not entered into, and will not enter into any agreement, either oral or written, in conflict herewith.

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12. Resolution of Disputes. Any dispute concerning the validity, interpretation, enforcement, or breach of this Agreement, or otherwise arising between the parties, shall (except to the extent otherwise provided in Section 9(h) with respect to certain requests for injunctive relief) be submitted to binding arbitration before the American Arbitration Association (“AAA”) for resolution. Such arbitration shall be conducted in the State of Delaware, and the arbitrator will apply Delaware law, including federal law as applied in Delaware courts. The arbitration shall be conducted in accordance with the AAA’s Employment Arbitration Rules, as modified by the terms set forth in this Agreement. The arbitration will be conducted by a single arbitrator, who shall be an attorney who specializes in the field of employment law and shall have prior experience arbitrating employment disputes. The award of the arbitrator shall be final and binding on the parties, and judgment on the award may be confirmed and entered in any state or federal court in the State of Delaware. The arbitration shall be conducted on a strictly confidential basis, and Executive shall not disclose the existence of a claim, the nature of a claim, any documents, exhibits, or information exchanged or presented in connection with any such a claim, or the result of any arbitration (collectively, “Arbitration Materials”), to any third party, with the sole exception of Executive’s legal counsel, who also shall be bound by all confidentiality terms of this Agreement. In the event of any court proceeding to challenge or enforce an arbitrator’s award, the parties hereby consent to the exclusive jurisdiction of the state and federal courts in the State of Delaware, and agree to venue in that jurisdiction. The parties agree to take all steps necessary to protect the confidentiality of the Arbitration Materials in connection with any such proceeding, agree to file all Confidential Information (and documents containing Confidential Information) under seal to the extent possible and agree to the entry of an appropriate protective order encompassing the confidentiality terms of this Agreement. Each party agrees to pay its own costs and fees in connection with any arbitration of a dispute arising under this Agreement, and any court proceeding arising therefrom, regardless of outcome; provided, however, that if Executive prevails on substantially all claims, then the Company shall reimburse Executive for attorneys’ fees reasonably incurred by him.

13. Notices. Any notice, consent, demand, request or other communication given to a Person in connection with this Agreement shall be in writing and shall be deemed to have been given to such Person (a) when delivered personally to such Person or (b) provided that a written acknowledgment of receipt is obtained, five days after being sent by prepaid certified or registered mail, or two days after being sent by a nationally recognized overnight courier, to the address (if any) specified below for such Person (or to such other address as such Person shall have specified by ten (10) days advance notice given in accordance with this Section 13) or (c) in the case of the Company, on the first business day after it is sent by facsimile to the facsimile number set forth below (or to such other facsimile number as shall have been specified by ten (10) days advance notice given in accordance with this Section 13), with a confirmatory copy sent by certified or registered mail or by overnight courier in accordance with this Section 13.

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If to the Company:	10990 Roe Avenue Overland Park, Kansas 66211

If to Executive:	To the address of his principal residence as it appears in the Company’s records, with a copy to him (during the Term of Employment) at the Company’s principal executive office.

If to a beneficiary or transferee:	To the address most recently specified by Executive, beneficiary or transferee through notice given in accordance with this Section 13.

14. Miscellaneous.

(a) Company Representations. Company hereby represents and warrants to Executive that each of the following statements is correct as of the date of this Agreement:

(i) The Company is a corporation organized and validly existing under the laws of the State of Delaware and has been duly authorized by all necessary and appropriate action to enter into this Agreement and to consummate the transactions contemplated herein, and the individual executing this Agreement on behalf of the Company have been duly authorized by all necessary action on behalf of the Company. This Agreement creates a binding and legally enforceable agreement against the Company.

(ii) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated herein conflict with or will result in a breach of any of the terms, conditions or provisions of

(A) the governing documents under which the Company is constituted; or

(B) any agreement or instrument to which the Company is a party or by which it is bound.

(iii) The Board has approved the employment of Executive pursuant to the Articles of Incorporation, bylaws and any other necessary documents or procedures of the Company.

(b) Entire Agreement. This Agreement and the Escrow Agreement contain the entire understanding and agreement among the parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, among them with respect thereto.

(c) Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law so as to achieve the purposes of this Agreement.

(d) Amendment or Waiver. No provision in this Agreement may be amended unless such amendment is set forth in a writing that specifically identifies the provision being amended and that is signed by the parties and in the case of the Company, such amendment has been

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approved by the Board or its designee. No waiver by any Person of any breach of any condition or provision contained in this Agreement shall be deemed a waiver of any similar or dissimilar condition or provision at the same or any prior or subsequent time. To be effective, any waiver must be set forth in a writing that specifically refers to the condition or provision that is being waived and is signed by the waiving Person and in the case of the Company, such waiver has been approved by the Board or its designee.

(e) Headings. The headings of the Sections and sub-sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

(f) Beneficiaries/References. Executive shall be entitled, to the extent permitted under applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit under this Agreement following Executive’s death by giving the Company written notice thereof. In the event of Executive’s death or a judicial determination of his incompetence, references in this Agreement to Executive shall be deemed, where appropriate, to refer to his beneficiary, transferee, estate or other legal representative.

(g) Survivorship. Except as otherwise set forth in this Agreement, the respective rights and obligations of the parties hereunder shall survive any termination of Executive’s employment under this Agreement.

(h) Withholding Taxes. The Company may withhold from any amounts or benefits payable under this Agreement, or under any of the agreements of which forms are attached hereto, any taxes that are required to be withheld pursuant to any applicable law or regulation.

(i) 409A Provisions. Notwithstanding anything herein to the contrary, this Agreement and the Escrow Agreement is intended to be interpreted and applied so that the payment of the benefits set forth herein either shall either be exempt from the requirements of Section 409A of the Code, or shall comply with the requirements of such provision. Notwithstanding any provision in this Agreement or elsewhere to the contrary, if Executive is a “specified employee” within the meaning of Section 409A of the Code, any payments or benefits due upon a termination of Executive’s employment under any arrangement that constitutes a “deferral of compensation” within the meaning of Section 409A of the Code and which do not otherwise qualify under the exemptions under Treas. Regs. Section 1.409A-1 (including without limitation, the short-term deferral exemption and the permitted payments under Treas. Regs. Section 1.409A-1(b)(9)(iii)(A)), shall be delayed and paid or provided on the earlier of (i) the date which is six (6) months after Executive’s separation from service (as such term is defined in Section 409A of the Code and the regulations and other published guidance thereunder) for any reason other than death, and (ii) the date of Executive’s death. Notwithstanding anything in this Agreement, the Escrow Agreement or elsewhere to the contrary, distributions upon termination of Executive’s employment may only be made upon a “separation from service” as determined under Section 409A of the Code and such date shall be the Termination Date for purposes of this Agreement. Each payment under this Agreement, the Escrow Agreement or otherwise shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement, the Escrow Agreement or otherwise which constitutes a “deferral of

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compensation” within the meaning of Section 409A of the Code. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code. To the extent that any reimbursements pursuant to this Agreement or otherwise are taxable to Executive, any reimbursement payment due to Executive shall be paid to Executive on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred; provided, that, Executive has provided the Company written documentation of such expenses in a timely fashion and such expenses otherwise satisfy the Company’ expense reimbursement policies. Reimbursements pursuant to this Agreement or otherwise are not subject to liquidation or exchange for another benefit and the amount of such reimbursements that Executive receives in one taxable year shall not affect the amount of such reimbursements that Executive receives in any other taxable year. Notwithstanding any of the foregoing to the contrary, the Company and their respective officers, directors, employees, or agents make no guarantee that the terms of this Agreement and the Escrow Agreement as written comply with, or are exempt from, the provisions of Code Section 409A, and none of the foregoing shall have any liability for the failure of the terms of this Agreement or the Escrow Agreement as written to comply with, or be exempt from, the provisions of Code Section 409A.

(j) Governing Law. This Agreement shall be governed, construed, performed and enforced in accordance with its express terms, and otherwise in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

(k) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be deemed to be one and the same instrument.

(l) Joint Drafting. The Company and Executive acknowledge and agree that this Agreement was jointly drafted by the Company on the one side and by Executive on the other side. Neither party, nor any party’s counsel, shall be deemed the drafter of this Agreement in any proceeding that may hereafter arise between them.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

YRC WORLDWIDE INC.

By:
Name: James L. Welch
Title: Chief Executive Officer

Executive:

Jamie G. Pierson

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ANNEX A

Vesting Terms Applicable to Incentive Compensation Awards

1.	The following vesting terms shall apply with respect to the grant of the Initial Award contemplated by Section 4(a) of the Agreement:

Grant Date	As contemplated by Section 4(a) of the Agreement.
Vesting Dates	25% on January 1, 2013.
25% on November 3, 2013.
25% on November 3, 2014.
25% on November 3, 2015.

2.	The following vesting terms shall apply with respect to the grants of the Performance Awards contemplated by Section 4(b) of the Agreement:

	Grant 1	Grant 2	Grant 3	Grant 4
Grant Date	Between January 1, 2013 and March 31, 2013.	Between January 1, 2014 and March 31, 2014.	Between January 1, 2015 and March 31, 2015.	Between January 1, 2016 and March 31, 2016

Vesting Date(s)	50% on the Grant Date and 50% on the first anniversary of the Grant Date.	50% on the Grant Date and 50% on the first anniversary of the Grant Date.	50% on the Grant Date and 50% on the first anniversary of the Grant Date.	50% on the Grant Date and 50% on the first anniversary of the Grant Date.

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ANNEX B

Escrow Agreement

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Exhibit 10.47

EXECUTION COPY

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”) is made as of November 3, 2011 (the “Effective Date”), by and among YRC Worldwide Inc., a Delaware corporation (the “Company”), Jamie G. Pierson (the “Executive”), and BOKF, N.A., as escrow agent (the “Escrow Agent”). Capitalized terms used and not otherwise defined herein shall have the meanings accorded to such terms under the Employment Agreement referred to below.

WHEREAS, the Company and the Executive entered into an Employment Agreement dated as of November 3, 2011 (the “Employment Agreement”); and

WHEREAS, pursuant to the Employment Agreement, the Company shall deposit with the Escrow Agent on the Effective Date an aggregate amount equal to $560,000 (the “Escrow Amount”) into escrow in order to provide a source of funds for certain obligations of the Company pursuant to the Employment Agreement (and to be the exclusive source of funds for certain obligations to the extent set forth in the Employment Agreement);

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent promises hereinafter set forth, and intending to be legally bound, the parties agree as follows:

1. Escrow Fund. The Company has deposited the Escrow Amount in immediately available funds simultaneously with the execution of this Agreement with the Escrow Agent pursuant to Section 4(e) of the Employment Agreement, which amount will be available to provide the exclusive source of funds to the Executive for certain obligations of the Company pursuant to the Employment Agreement. The Escrow Agent hereby acknowledges receipt of the Escrow Amount and agrees to hold the Escrow Amount, together with any and all interest, income and gains (collectively, “Interest”) accrued thereon (collectively, the “Escrow Fund”), in a separate and distinct account in the name of the Jamie G. Pierson Escrow (the “Escrow Account”), subject to the terms and conditions of this Agreement. It is acknowledged and agreed that upon transfer of the Escrow Amount, the Company shall have no right, title or claim to or in the Escrow Amount, any Interest or the Escrow Fund. The Escrow Agent shall not distribute or release the Escrow Fund except in accordance with the express terms and conditions of this Agreement.

2. Investment of Escrow Fund.

(a) Unless otherwise instructed in writing by the Executive (with a copy to the Company), the funds held in the Escrow Account shall be invested in the Short-Term Cash Investment Fund II or a successor or similar fund or account offered by the Escrow Agent (“Fund”). Amounts on deposit in the Fund (as defined below) are insured up to a total of $250,000 per depositor, per insured bank (including principal and accrued interest) by the Federal Deposit Insurance Corporation (the “FDIC”), subject to the applicable rules and regulations of the FDIC. The parties hereto understand that deposits in the Fund are not secured.

(b) The parties recognize and agree that the Escrow Agent will not provide supervision, recommendations or advice relating to the investment of moneys held in the Escrow Account.

(c) Interest in the Fund shall be added to the Escrow Account as it accrues.

(d) The Escrow Agent shall make statements available to each of the parties hereto on a monthly basis reflecting activity in the Escrow Account for the preceding month (the “Monthly Statement”). No statement need be rendered for the Escrow Account if no activity occurred for such month.

3. Payments from Escrow Fund. The Escrow Agent shall hold the Escrow Fund in escrow in accordance with this Agreement and shall make payments from the Escrow Fund only as follows:

(a) Initial Disbursement. On December 31, 2012 (the “Initial Disbursement Date”) so long as the Employment Condition is satisfied, $268,000 shall be paid to the Executive.

(b) Second Disbursement. On December 31, 2013 (the “Second Scheduled Disbursement Date”) so long as the Employment Condition is satisfied, $209,000 shall be paid to the Executive.

(c) Final Scheduled Disbursement. On December 31, 2014 (the “Final Scheduled Disbursement Date”) so long as the Employment Condition has been satisfied, all amounts remaining in the Escrow Fund shall be paid to the Executive, including, for the avoidance of doubt, any accumulated but unpaid Interest.

(d) Disbursement Upon Certain Company Insolvency Events. Within five (5) Business Days following satisfaction of the Bankruptcy Condition, all amounts remaining in the Escrow Fund shall be paid to the Executive, including, for the avoidance of doubt, any accumulated but unpaid Interest.

(e) Disbursement Upon Certain Termination Events.

(i) So long as the Escrow Agent has not received any objection in writing from the Company as of such date (a “Termination Event Objection”), on the fifth Business Day following receipt of a written notice (substantially in the form attached hereto as Exhibit E) from the Executive (or in the event of a Company Termination Event due to the Executive’s death or Disability, the Company) (the “Company Termination Event Notice”) that a Company Termination Event has occurred, which shall be delivered to the Escrow Agent by the Executive (or in the event of a Company Termination Event due to the Executive’s death or Disability, the Company), no later than the fifth Business Day following the Company Termination Event), all amounts maintained in the Escrow Account as of such date shall be paid to the Executive (or his beneficiaries, applicable). In the event that the Executive delivers the Company Termination Event Notice to the Escrow Agent, the Executive shall provide a copy of the Company Termination Event Notice to the Company substantially contemporaneous with delivery of such notice to the Escrow Agent, but in no event later than the next Business Day following the date such notice was delivered to the Escrow Agent.

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(ii) So long as the Escrow Agent has not received any Termination Event Objection from the Company as of such date, on the fifth Business Day following receipt of a written notice (substantially in the form attached hereto as Exhibit F) from the Executive (the “Executive Termination Event Notice”) that an Executive Termination Event has occurred, all amounts maintained in the Escrow Account as of such date shall be paid to the Company. The Executive shall provide a copy of the Company Termination Event Notice to the Company substantially contemporaneous with delivery of such notice to the Escrow Agent, but in no event later than the next Business Day following the date such notice was delivered to the Escrow Agent.

(f) Process to Address Objections to Certain Payments. Notwithstanding anything to the contrary contained herein, (i) to the extent that the Company issues a Company Objection, Bankruptcy Objection or Termination Event Objection, as applicable, in accordance with the terms herein, no payments pursuant to Sections 3(a) through (e) shall be made until the earlier of the Escrow Agent’s receipt of (x) Joint Instructions or (y) written copy of a Final Determination, and (ii) immediately upon receipt of such Joint Instructions or written copy of a Final Determination with respect to such matter, the Escrow Agent shall comply with the instructions set forth therein.

4. Duties of Escrow Agent.

(a) The Escrow Agent shall not be under any duty to give the Escrow Fund held by it hereunder any greater degree of care than it gives other similar escrow property and shall not be required to invest any funds held hereunder except as directed in this Agreement. Uninvested funds held hereunder shall not earn or accrue interest.

(b) Escrow Agent is hereby authorized and directed by the undersigned to deliver the Escrow Fund only in accordance with the provisions of Section 3 of this Agreement.

(c) Escrow Agent shall make no disbursement, investment or other use of funds until and unless it has collected funds. Escrow Agent shall not be liable for collection items until the proceeds of the same in actual cash have been received or the Federal Reserve has given Escrow Agent credit for the funds.

(d) The Company agrees to indemnify and hold Escrow Agent, its affiliates and their officers, employees, successors, permitted assigns and agents (each an “Indemnified Party”) harmless from all losses, costs, claims, demands, out-of-pocket expenses, damages, penalties and reasonable attorney’s fees of one counsel for all Indemnified Parties (and, to the extent an actual conflict exists, one additional conflicts counsel) suffered or incurred by any Indemnified Party or Escrow Agent as a result of anything which it may do or refrain from doing in connection with this Agreement or any litigation or cause of action arising from or in conjunction with this Agreement or involving the subject matter hereof or Escrow Funds or monies deposited hereunder or for any interest upon any such monies, including, without limitation, arising out of the negligence of Escrow Agent; provided that the foregoing indemnification shall not extend to the gross negligence, bad faith or willful misconduct of Escrow Agent or any Indemnified Party. This indemnity shall include, but not be limited to, all actual reasonable costs (in the case of legal fees and expenses, limited to the reasonable fees and out-of-pocket expenses of one counsel) incurred in conjunction with any interpleader which the Escrow Agent may enter into regarding this Escrow Agreement.

3

(e) The Escrow Agent shall be entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it in good faith to be genuine and may assume that the person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Escrow Agent may conclusively presume that an Authorized Officer of the Company has full power and authority to instruct the Escrow Agent on behalf of that party unless written notice to the contrary is delivered to the Escrow Agent.

(f) The Escrow Agent may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice. If the Escrow Agent becomes involved in litigation on account of this Agreement, it shall have the right to retain one outside legal counsel and the Company agrees to reimburse the Escrow Agent promptly following written demand for its reasonable out-of-pocket expenses (in the case of legal fees and expenses, limited to the reasonable fees and charges of one outside counsel) in connection with such litigation.

(g) Except as otherwise stated herein, the Escrow Agent does not have any interest in the Escrow Fund deposited hereunder but is serving as escrow holder only and having only possession thereof. Any payments from the Escrow Fund shall be subject to withholding regulations then in force with respect to United States taxes. The Company and the Executive will provide Escrow Agent with appropriate Internal Revenue Service Forms W-9 for tax identification number certification, or non-resident alien certifications.

(h) The Escrow Agent makes no representation as to the validity, value, genuineness or the collectibility of any security or other document or instrument held by or delivered to it.

(i) The Escrow Agent represents and warrants to each other party hereto that as of the date hereof, the Escrow Agent has no other relationship with the Company (including, without limitation, as a result of any depository accounts, securities accounts or cash management of the Company or its subsidiaries maintained with the Escrow Agent (or its affiliates) or indebtedness owed by the Company or its subsidiaries to the Escrow Agent (or its affiliates)).

(j) The Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.

(k) The Escrow Agent (and any successor Escrow Agent) may at any time resign as such by delivering the Escrow Fund to any successor Escrow Agent jointly designated by the other parties hereto in writing, or the Escrow Agent shall have the right to institute a bill

4

of interpleader in any court of competent jurisdiction to determine the rights of the parties, whereupon the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with this Agreement. The resignation of the Escrow Agent will take effect on the earlier of (i) the appointment of a successor (including a court of competent jurisdiction) or (ii) the day which is thirty (30) days after the date of delivery of its written notice of resignation to the other parties hereto. If at that time the Escrow Agent has not received a designation of a successor Escrow Agent, the Escrow Agent’s sole responsibility after that time shall be to retain and safeguard the Escrow Fund until receipt of a designation of successor Escrow Agent or Joint Instructions or Final Determination.

(l) In the event of any disagreement between the other parties hereto resulting in adverse claims or demands being made in connection with the Escrow Fund or in the event that the Escrow Agent is in doubt as to what action it should take hereunder, the Escrow Agent shall be entitled to retain the Escrow Fund until the Escrow Agent shall have received (i) a Final Determination directing delivery of the Escrow Fund or (ii) Joint Instructions directing delivery of the Escrow Fund, in which event the Escrow Agent shall disburse the Escrow Fund in accordance with such Final Determination or Joint Instructions. The Escrow Agent shall not be or become liable in any way or to any person for its failure or refusal to act prior to receipt of a Final Determination or Joint Instructions to the extent there is a disagreement between the other parties hereto resulting in adverse claims or demands being made in connection with the Escrow Fund or in the event that the Escrow Agent is in doubt as to what action it should take hereunder. The Escrow Agent shall act on such Final Determination or Joint Instructions without further question.

(m) The Company shall pay the Escrow Agent compensation for the services to be rendered by the Escrow Agent hereunder as set forth on Exhibit A attached hereto and agrees to reimburse the Escrow Agent for all reasonable expenses, disbursements and advances incurred or made by the Escrow Agent in performance of its duties hereunder (in the case of legal fees and expenses, limited to the reasonable fees, expenses and disbursements of one outside counsel). The Escrow Agent shall not be entitled to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from amounts on deposit in the Escrow Account.

(n) In the event that any escrow property shall be attached, garnished, or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Agreement, or any part thereof, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, firm or corporation, by reason of such compliance notwithstanding whether such writ, order or decree is subsequently reversed, modified annulled, set aside or vacated.

(o) Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer its corporate trust business and assets as a whole or in part, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which it is a party,

5

shall be and become the successor Escrow Agent hereunder and vested with all of the title to the whole property or trust estate and all of the trusts, powers, immunities, privileges, protections and all other matters as was its predecessor, without the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

5. Limited Responsibility. This Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be bound by the provisions of any agreement among the other parties hereto except this Agreement. The Company and the Executive agree that the Escrow Agent does not assume any responsibility for the failure of the Company and the Executive to perform in accordance with the Employment Agreement or this Agreement. IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) DAMAGES, LOSSES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES, LOSSES OR EXPENSES WHICH HAVE BEEN FINALLY ADJUDICATED TO HAVE RESULTED FROM THE ESCROW AGENT’S GROSS NEGLIGENCE, BAD FAITH OR WILLFUL MISCONDUCT OR (ii) SPECIAL, INDIRECT OR CONSEQUENTIAL LOSSES OR DAMAGES OF ANY KIND WHATSOEVER (INCLUDING, WITHOUT LIMITATION, LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE ACTION.

6. Income. The parties hereto hereby acknowledge that, for federal and state income tax purposes, any interest, earnings and other income earned on, or derived from, and any deductions attributable to fees and costs of, the Escrow Fund (the “Income”) shall be income and deductions of the Executive. The Escrow Agent shall be under no obligation to invest any monies held hereunder until it has received a Form W-9 from the Executive, regardless of whether the Executive is exempt from reporting or withholding requirements under the Internal Revenue Code of 1986, as amended. The Executive agrees to provide the Escrow Agent with an executed Form W-9 on the date hereof. The Escrow Agent shall be responsible for reporting any Income earned to the Internal Revenue Service. Any tax returns required to be prepared and filed with respect to Income earned will be prepared and filed by the Executive, and the Escrow Agent shall have no responsibility for the preparation and/or filing of any tax return with respect to any such Income. Any taxes payable on Income earned from the investment of any sums held hereunder shall be paid by the Executive whether or not the income was distributed by the Escrow Agent during any particular year and to the extent required under provisions of the Code. Notwithstanding anything to the contrary contained herein, within ten (10) days after the end of each calendar quarter, the Escrow Agent shall distribute, and the Executive shall be entitled to receive, a distribution from the Escrow Fund equal to all of the Income with respect to that period. The Escrow Agent shall have no obligation to pay any taxes or estimated taxes.

7. Notices. Any notices, demands or other communication required to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally to the recipient; (b) sent to the recipient by reputable express courier service (charges paid); (c) mailed to the recipient by registered or certified mail, return receipt requested and postage paid; or (d) sent by electronic mail to the recipient evidenced by a return receipt. Date of service of such notice shall be (x) the date such notice is

6

personally delivered or sent by electronic mail, (y) three (3) days after the date of mailing if sent by certified or registered mail, or (z) one (1) day after date of delivery to the overnight courier if sent by overnight courier. Such notices, demands and other communications shall be sent to the addresses indicated below or such other address or to the attention of such other person as the recipient has indicated by prior written notice to the sending party in accordance with this Section 7:

Notices to the Executive:

Jamie G. Pierson

6158 Prospect

Dallas, Texas 75214

Facsimile: (913) 696-6116

Telephone No.: (214) 763-7535

with copies (which shall not constitute notice) to:

John B. Brown

Ogletree, Deakins, Nash, Smoak, & Stewart, P.C.

8117 Preston Road, Suite 500

Dallas, Texas 75225

Facsimile: (214) 987-3927

Telephone No.: (214) 624-1153

Notices to the Company:

YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Attention of General Counsel

Facsimile: (913) 696-6116

Telephone No.: (913) 696-6100

with a copy to the following:

(which shall not constitute notice to the Company)

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attn: Ross Kwasteniet

Facsimile: (312) 862-2200

Telephone No.: (312) 862-2000

Email: ross.kwasteniet@kirkland.com

7

Notices to the Escrow Agent:

BOKF, N.A. dba Bank of Texas

Corporate Trust Department

5956 Sherry Lane, 7th Floor

Dallas, Texas 75225

Attention:     Kathy A. McQuiston

Facsimile:     (972) 277-0240

Telephone No.: (214) 932-3061

Email: kmcquiston@bankoftexas.com

Any party may unilaterally designate a different address by giving notice of each such change in the manner specified above to each other party. Notwithstanding the foregoing, no notice to the Escrow Agent shall be deemed given to or received by the Escrow Agent unless actually delivered under this Escrow Agreement in accordance with the terms of this Section 7.

8. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement may be executed and delivered by facsimile or other electronic transmission.

9. Severability. The parties agree that (a) the provisions of this Agreement shall be severable in the event that for any reason whatsoever the provisions hereof were invalid, void or otherwise unenforceable, (b) such invalid, void or otherwise unenforceable provisions shall be automatically replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable and (c) the remaining provisions shall remain enforceable to the fullest extent permitted by law.

10. Section Headings. The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.

11. Definitions. The following terms as used herein shall have the meaning set forth below:

(a) “Authorized Officer” mean each person identified on Exhibit B attached hereto (as amended from time to time by the Company with the consent of the Executive); provided, that in no event shall the Executive constitute an Authorized Officer.

(b) “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Dallas, Texas are authorized or required by law to remain closed.

(c) “Bankruptcy Condition”: means satisfaction of the following: (i) the Company or any of its subsidiaries voluntarily commence any proceeding or file seeking bankruptcy, administration, moratorium, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency or administrative receivership law now or hereafter in effect (or any bankruptcy, reorganization, debt arrangement, or other case or proceeding, under any federal, state or foreign bankruptcy, insolvency or administrative receivership law now or hereafter in

8

effect, is commenced in respect of the Company or any of its subsidiaries), (the “Bankruptcy Filing”); (ii) the Executive has (x) certified in writing to the Escrow Agent that the condition described in clause (i) above has been satisfied, substantially in the form attached hereto as Exhibit C and (y) provided a copy of such written certification to the Company, in each case on or prior to the fifth Business Day following any such Bankruptcy Filing; and (iii) the Company has not objected to satisfaction of the condition described in clause (i) above to each of the Escrow Agent and the Executive on or prior to the tenth Business Day following any such Bankruptcy Filing (“Bankruptcy Objection”).

(d) “Company Termination Event” means the date upon which the employment of the Executive is terminated pursuant to Section 6(a), Section 6(b), Section 6(d) or Section 6(e)(ii) of the Employment Agreement.

(e) “Employment Condition” means satisfaction of the following: (i) the Executive remains continuously employed by the Company or any of its subsidiaries until December thirtieth of the calendar year in which the applicable payment is being made pursuant to Sections 3(a) through (c) hereof; (ii) the Executive has (x) delivered written release instructions to the Escrow Agent to release the Escrow Amount pursuant to Sections 3(a), 3(b) or 3(c), as applicable, substantially in the form attached hereto as Exhibit D, and (y) provided a copy of such written release instructions to the Company, in each case at least three (3) Business Days prior to the last payroll date of such calendar year in which the applicable payment is being made pursuant to Sections 3(a) through (c) hereof; and (iii) the Company has not objected to satisfaction of the condition described in clause (i) above to each of the Escrow Agent and the Executive prior to the last Business Day of the calendar year (or in the case of the 2012 calendar year, the thirtieth day of December) in which the applicable payment is being made pursuant to Sections 3(a) through (c) hereof (any such objection, a “Company Objection”).

(f) “Executive Termination Event” means the date upon which the employment of the Executive is terminated pursuant to Section 6 (other than Section 6(a), Section 6(b), Section 6(d) or Section 6(e)(ii)) of the Employment Agreement.

(g) “Final Determination” means the determination of a court of competent jurisdiction.

(h) “Joint Instructions” means written instructions executed by each of the Executive and an Authorized Officer of the Company.

12. Business Days. If any date on which the Escrow Agent is required to make an investment or a delivery pursuant to the provisions hereof is not a Business Day, then the Escrow Agent shall make such investment or delivery on the next succeeding Business Day.

13. No Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

9

14. Exclusive Agreement and Modification. This Agreement supersedes all prior agreements among the parties hereto (other than the documents referred to in this Agreement) with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties hereto with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the Company, the Executive and the Escrow Agent.

15. Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied.

16. Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. The foregoing notwithstanding, no such assignment shall be binding on the Escrow Agent until written notice of the same shall be provided to the Escrow Agent.

17. Execution by the Escrow Agent. The execution and delivery of this Agreement by the Escrow Agent shall constitute a receipt for the Escrow Fund. The foregoing notwithstanding, no assignment of the interests of any of the parties hereunder shall be binding on the Escrow Agent unless and until notice of such assignment shall be filed with and acknowledged by the Escrow Agent.

18. Termination. This Agreement shall terminate when the entire Escrow Fund has been distributed in accordance with Section 3 of this Agreement. Notwithstanding anything to the contrary, Section 4 and Section 5 shall survive any termination of this Agreement or the resignation or removal of the Escrow Agent.

19. Force Majeure. Escrow Agent shall not be liable to the undersigned for any loss or damage arising out of any acts of God, strikes, equipment or transmission failure, war, terrorism, or any other act or circumstance beyond the reasonable control of Escrow Agent.

* * * * *

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Escrow Agreement as of the date first written above.

YRC WORLDWIDE INC.

By:
Name:
Title:

THE EXECUTIVE

By:
Name:	Jamie G. Pierson

BOKF, N.A.

By:
Name:
Title:

Escrow Agreement Signature Page

Exhibit A

SCHEDULE OF ESCROW AGENT FEES

Annual Charge:             $3,000

Any reasonable out-of-pocket expenses (in the case of legal fees and expenses, limited to the reasonable fees and out-of-pocket expenses of one outside legal counsel), are additional and are not included in the above schedule.

The fee is payable annually in advance commencing on November 3, 2011; provided, that the fee shall be waived for the period commencing November 3, 2014 to an including December 31, 2014.

Exhibit B

SCHEDULE OF AUTHORIZED OFFICERS

Authorized Officer	Signature
James L. Welch Chief Executive Officer

Jeff P. Bennett Vice President—Legal and Interim General Counsel

Exhibit C

BOKF, N.A. dba Bank of Texas

Corporate Trust Department

5956 Sherry Lane, 7th Floor

Dallas, Texas 75225

Attention: Kathy A. McQuiston

Facsimile: (972) 277-0240

Telephone No.: (214) 932-3061

Re: Certification Pursuant to the “Bankruptcy Condition” Set Forth in the Escrow Agreement (as defined below)

            , 20[    ]

Dear             :

Reference is made to the definition of “Bankruptcy Condition” set forth in that certain Escrow Agreement, dated as of November 3, 2011 (as amended, modified or supplemented from time to time, the “Escrow Agreement”), by and among YRC Worldwide Inc. (the “Company”), the undersigned (the “Executive”) and BOKF, N.A., in its capacity as escrow agent (the “Escrow Agent” or “you”). Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Escrow Agreement.

The Executive hereby certifies to the Escrow Agent that [the Company and             commenced proceedings or filed seeking bankruptcy, administration, moratorium, reorganization or other relief under a federal, state or foreign bankruptcy, insolvency or administrative receivership law] [a bankruptcy, reorganization, debt arrangement, or other case or proceeding, under any federal, state or foreign bankruptcy, insolvency or administrative receivership law, was commenced in respect of the Company and             ], on             . Upon satisfaction of the Bankruptcy Condition, you are hereby directed to wire transfer all amounts remaining in the Escrow Fund to Jamie G. Pierson pursuant to the wire instructions set forth in Annex I hereto.

Regards, THE EXECUTIVE

By:
Name:	Jamie G. Pierson

cc: General Counsel, YRC Worldwide Inc. (913) 696-6116

ANNEX I

Wire Transfer Instructions

[TO BE COMPLETED]

Exhibit D

BOKF, N.A. dba Bank of Texas

Corporate Trust Department

5956 Sherry Lane, 7th Floor

Dallas, Texas 75225

Attention: Kathy A. McQuiston

Facsimile: (972) 277-0240

Telephone No.: (214) 932-3061

Re: Instruction to Release Pursuant to the “Employment Condition” Set Forth in the Escrow Agreement (as defined below)

            , 20[    ]

Dear             :

Reference is made to the definition of “Employment Condition” set forth in that certain Escrow Agreement, dated as of November 3, 2011 (as amended, modified or supplemented from time to time, the “Escrow Agreement”), by and among YRC Worldwide Inc. (the “Company”), the undersigned (the “Executive”) and BOKF, N.A., in its capacity as escrow agent (the “Escrow Agent” or “you”). Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Escrow Agreement.

The Executive is hereby (i) instructing you to release [$268,000][$209,000][all amounts remaining in the Escrow Fund] pursuant to Section [3(a)][3(b)][3(c)] and (ii) directing you to wire transfer such amount on December 31, 20            to Jamie G. Pierson pursuant to the wire instructions set forth in Annex I hereto.

Regards, THE EXECUTIVE

By:
Name:	Jamie G. Pierson

cc: General Counsel, YRC Worldwide Inc. (913) 696-6116

ANNEX I

Wire Transfer Instructions

[TO BE COMPLETED]

Exhibit E

BOKF, N.A. dba Bank of Texas

Corporate Trust Department

5956 Sherry Lane, 7th Floor

Dallas, Texas 75225

Attention: Kathy A. McQuiston

Facsimile: (972) 277-0240

Telephone No.: (214) 932-3061

Re: Written Notice of a Company Termination Event

            , 20[        ]

Dear                     :

Reference is made to Section 3(e)(i) of that certain Escrow Agreement, dated as of November     , 2011 (as amended, modified or supplemented from time to time, the “Escrow Agreement”), by and among YRC Worldwide Inc. (the “Company”), the undersigned (the “Executive”) and BOKF, N.A., in its capacity as escrow agent (the “Escrow Agent” or “you”). Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Escrow Agreement.

The Executive is hereby (i) providing notice to you that a Company Termination Event has occurred and (ii) directing you to wire transfer all amounts maintained in the Escrow Account on             , 20    1(the “Payment Date”) to Jamie G. Pierson pursuant to the wire instructions set forth in Annex I hereto to the extent you have not received any objection in writing from the Company as of the Payment Date.

Regards, THE EXECUTIVE

By:
Name:	Jamie G. Pierson

cc: General Counsel, YRC Worldwide Inc. (913) 696-6116

[1]	Fifth Business Day following the date of this notice (assuming same day receipt by Escrow Agent)

ANNEX I

Wire Transfer Instructions

[TO BE COMPLETED]

Exhibit F

BOKF, N.A. dba Bank of Texas

Corporate Trust Department

5956 Sherry Lane, 7th Floor

Dallas, Texas 75225

Attention: Kathy A. McQuiston

Facsimile: (972) 277-0240

Telephone No.: (214) 932-3061

Re: Written Notice of an Executive Termination Event

             , 20[        ]

Dear             :

Reference is made to Section 3(e)(i) of that certain Escrow Agreement, dated as of             , 2011 (as amended, modified or supplemented from time to time, the “Escrow Agreement”), by and among YRC Worldwide Inc. (the “Company”), the undersigned (the “Executive”) and BOKF, N.A., in its capacity as escrow agent (the “Escrow Agent” or “you”). Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Escrow Agreement.

The Executive is hereby (i) providing notice to you that an Executive Termination Event has occurred and (ii) directing you to wire transfer all amounts maintained in the Escrow Account on                     , 20    2(the “Payment Date”) to the Company pursuant to the wire instructions set forth in Annex I hereto to the extent you have not received any objection in writing from the Company as of the Payment Date.

Regards, THE EXECUTIVE

By:
Name:	Jamie G. Pierson

cc: General Counsel, YRC Worldwide Inc. (913) 696-6116

[2]	Fifth Business Day following the date of this notice (assuming same day receipt by Escrow Agent)

ANNEX I

Wire Transfer Instructions

[TO BE COMPLETED]

Exhibit 18.1

Preferability Letter of Independent Registered Public Accounting Firm

February 28, 2012

YRC Worldwide Inc.

Overland Park, Kansas

Ladies and Gentlemen:

We have audited the consolidated balance sheets of YRC Worldwide Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity (deficit), cash flows and comprehensive loss for each of the years in the three-year period ended December 31, 2011, and have reported thereon under date of February 28, 2012. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2011. As stated in Note 2 to those consolidated financial statements, the Company changed its policy for accounting for tires. Prior to the change, the cost of original and replacement tires mounted on new and existing equipment was capitalized as a revenue equipment asset and amortized to operating expense based on estimated mileage-based usage. Under the new policy, the cost of replacement tires are expensed at the time those tires are placed into service, as is the case with other repairs and maintenance costs. The cost of tires on newly acquired revenue equipment is capitalized and depreciated over the estimated useful life of the related equipment. Also, as stated in Note 2, the Company states this new policy is preferable under the circumstances because it provides a more precise and less subjective method for recognizing expense related to tires that is consistent with industry practice. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP

Exhibit 21.1

Subsidiaries of YRC Worldwide Inc.

at December 31, 2011

Name	Percentage Ownership	Jurisdiction of Incorporation or Formation
1105481 Ontario, Inc.	100%	Ontario
Express Lane Service, Inc.	100%	Delaware
JHJ International Transportation Co., Ltd.	50%[1]	China
OPK Insurance Co. Ltd.	100%	Bermuda
Roadway LLC	100%	Delaware
Roadway Next Day Corporation	100%	Pennsylvania
New Penn Motor Express, Inc.	100%	Pennsylvania
YRC Inc.	100%	Delaware
Reimer Express Lines Ltd.	100%	Canada
YRC Transportation, S.A. de C.V.	41.1%[2]	Mexico
Roadway Express International, Inc.	100%	Delaware
Transcontinental Lease, S. de R.L. de C.V.	.01%[3]	Mexico
Roadway Express, S.A. de C.V.	99.99%[4]	Mexico
Roadway Reverse Logistics, Inc.	100%	Ohio
Transcontinental Lease, S. de R.L. de C.V.	99.99%[3]	Mexico
Roadway Express, S.A. de C.V.	.01%[4]	Mexico
YRC Transportation, S.A. de C.V.	58.9%[2]	Mexico
YRC Services S. de R.L. de C.V.	100%	Mexico
Yellow Roadway Receivables Funding Corporation	100%	Delaware
YRC Association Solutions, Inc.	100%	Delaware
YRC International Investments, Inc.	100%	Delaware
YRC Worldwide Pte. Ltd.	100%	Singapore
YRC Logistics Asia Limited	100%	Hong Kong
Shanghai Jiayu Logistics Co., Ltd.	65%[5]	China
PT Meridian IQ Indonesia International	100%	Indonesia
YRC Logistics China (Hong Kong) Limited	100%	Hong Kong
YRC (Shanghai) Management Consulting CO., LTD.	100%	China
YRC Mortgages, LLC	100%	Delaware
YRC Regional Transportation, Inc.	100%	Delaware
USF Bestway Inc.	100%	Arizona
USF Dugan Inc.	100%	Kansas
USF Glen Moore Inc.	100%	Pennsylvania
USF Holland Inc.	100%	Michigan
USF Holland International Sales Corporation	100%	Nova Scotia
USF Reddaway Inc.	100%	Oregon
USF RedStar LLC	100%	Delaware
YRC Logistics Services, Inc.	100%	Illinois
YRC Logistics Inc.	100%	Ontario
YRC Enterprise Services, Inc.	100%	Delaware
YRCW Receivables LLC	100%	Delaware

1	JHJ International Transportation Co., Ltd. is owned 50% by YRC Worldwide Inc. and 50% by a third party.
2	YRC Transportation, S.A. de C.V. is owned 58.9 % by YRC Inc. and 41.1% by Reimer Express Lines Ltd.
3	Transcontinental Lease, S. de R.L. de C.V. is owned 99.99% by YRC Inc. and .01% by Roadway Express International, Inc.
4	Roadway Express, S.A. de C.V. is owned 99.99% by YRC Inc. and .01% by Transcontinental Lease, S. de R.L. de C.V.
5	Shanghai Jiayu Logistics Co., Ltd. is owned 65% by YRC Logistics Asia Limited and 35% by a third party.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

YRC Worldwide Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-159355 and 333-164877) on Form S-3, (Nos. 333-108081 and 333-123760) on Form S-4, and (Nos. 333-16697, 333-88268, 333-121370, 333-121470, 333-124847, 333-139691, 333-144958, 333-150941, 333-167931, 333-168401, 333-178223) on Form S-8 of YRC Worldwide Inc. of our reports dated February 28, 2012, with respect to the consolidated balance sheets of YRC Worldwide Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010 and the related consolidated statements of operations, cash flows, shareholders’ equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2011, the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of YRC Worldwide Inc.

Our report on the consolidated financial statements includes an explanatory paragraph that states the Company changed its policy for accounting for tires. Our report on the consolidated financial statements also includes an explanatory paragraph that states that the Company has experienced recurring net losses from continuing operations and operating cash flow deficits and forecasts that it will not be able to comply with certain debt covenants through 2012 and these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and the financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

                                     /s/ KPMG LLP

Kansas City, Missouri

February 28, 2012

EXHIBIT 31.1

CERTIFICATION PURSUANT TO

EXCHANGE ACT RULES 13A-14 AND 15D-14,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James L. Welch, certify that:

(1)	I have reviewed this report on Form 10-K of YRC Worldwide Inc.;

(2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 28, 2012

/s/ James L. Welch
James L. Welch
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO

EXCHANGE ACT RULES 13A-14 AND 15D-14,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jamie G. Pierson, certify that:

(1)	I have reviewed this report on Form 10-K of YRC Worldwide Inc.;

(2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 28, 2012

/s/ Jamie G. Pierson
Jamie G. Pierson
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of YRC Worldwide Inc. on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission of the date hereof (the “Report”), I, James L. Welch, Chief Executive Officer of YRC Worldwide Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of YRC Worldwide Inc.

Date: February 28, 2012

/s/ James L. Welch
James L. Welch
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of YRC Worldwide Inc. on Form 10-K for the period ended December 31, 2011, as filed with the Securities and Exchange Commission of the date hereof (the “Report”), I, Jamie G. Pierson, Chief Financial Officer of YRC Worldwide Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of YRC Worldwide Inc.

Date: February 28, 2012

/s/ Jamie G. Pierson
Jamie G. Pierson
Executive Vice President and Chief Financial Officer